Form 10-K405, Exhibit 13
DETREX CORPORATION
filed 1995-03-29
CIK 28372

                                                                      EXHIBIT 13


                                      ------------------------------------------

                                                        DETREX
                                                     CORPORATION

                                                  1994 ANNUAL REPORT
                                      ------------------------------------------

HIGHLIGHTS(1)

                                                  1994              1993             1992
                                              ------------      ------------      -----------
Net sales...................................  $100,096,000      $105,578,000      $96,754,000
Net loss....................................    (5,639,000)       (1,570,000)      (4,794,000)(2)
Loss per common share.......................         (3.56)             (.99)           (3.03)(2)
Cash dividends per common share.............       --                --               --
Stockholders' equity per common share.......         11.85             15.42            16.42
Additions to land, buildings and equipment
  (including capital leases)................     2,860,000         2,434,000        3,897,000
Current ratio...............................      1.3 to 1          1.5 to 1         1.4 to 1
Percent long-term debt to stockholders'
  equity....................................           3.7              12.4             17.7
Number of stockholders......................           477               544              593
Number of employees.........................           367               388(3)           495

(1) This information should be considered in conjunction with the Consolidated Financial Statements and Management's
    Discussion and Analysis.

(2) Includes a one-time charge of $1,812,600, net of income taxes, reflecting the adoption of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, effective January 1, 1992, and electing immediate recognition of the obligation. This represents $1.15 per common share.

(3) Represents number of employees at January 1, 1994.

                                DETREX CORPORATE
                               MISSION STATEMENT

     Detrex Corporation is a producer and supplier of industrial and specialty chemicals, services and supply processes to the industrial market place, including lubricant additives, coatings, process equipment, high quality plastic pipe, and environmental and analytical laboratory services.

     Our core business is in the specialty chemical field, providing process design and equipment, plus chemical products and services. Our services and products are designed to fulfill our customers' requirements in lubricating, cleaning and surface finishing, and the handling of waste generated in the production process.

     Our mission is to meet or exceed our customers' needs by providing cost effective and technically superior products, systems, and services in an environmentally sound manner.

     We will continue to be responsible to our customers, employees, suppliers, communities and the environment while providing long term growth and a superior return to our shareholders.

TO OUR SHAREHOLDERS:

     Detrex incurred a net loss of $5,639,000 for the year ended December 31, 1994, compared to a net loss of $1,570,000 for the year ended December 31, 1993. 1994 was adversely impacted by an $8.5 million addition to the Environmental Reserve which increased the net loss by approximately $5.6 million. The net loss for 1994, excluding the effect of this adjustment, was $39,000.

     In my letter to you last year, I informed you that the Company added $4.0 million to its Environmental Reserve during the second half of 1993. We also indicated that certain remediation studies were to become available in 1994 and at that time, the Company would have a more complete basis for estimating anticipated remediation costs. As a result of these studies and other recent developments, during the fourth quarter of 1994, the Company made adjustments to the Environmental Reserve that resulted in an $8.5 million charge to income. This brings the total amount of the reserve to $12.6 million at December 31, 1994. We anticipate annual cash expenditures of $1.0 to $2.0 million from this reserve over the next several years. The Company will continue to analyze this reserve and make adjustments to reflect changes from updated or new studies and any other significant developments.

     While our 1994 results are a disappointment, they do not fully reflect the achievements of the year or the steps we have taken to improve the Company's future profitability. The obvious short-term mission of Detrex is to generate sufficient operating income to overcome the burden placed on the Company as a result of the environmental problems incurred over the last several decades. Selling, General and Administrative expense has been reduced from 21.4% of sales to 18.4%, a $4.2 million reduction. Six of eight business units had significant improvement in 1994 operating income, and the results before income taxes and the addition to the Environmental Reserve was an improvement from a loss of $2.8 million to a profit of $200,000 (see Management's Discussion and Analysis). Solvents & Environmental Services division did not enjoy this progress partially due to changing environmental laws reducing the market for our solvent based products.

     In addition, the Board of Directors has approved the establishment of a Commercial Development department whose objective is to pursue new business opportunities that will generate additional sales and above average profit margins with minimal capital expenditures. While we anticipate continued operating expense cuts across the Company, the key focus at this time is higher volume and higher margin sales.

     During 1995, our primary objective is to become a more cost competitive performer in the markets we serve. I am confident that this can be achieved. With the steps that we have already taken, and additional steps planned in 1995, we will be better able to sell our products and service our customers more effectively than a year ago.

     It is important that all of our employees focus on the challenges ahead. We need to continue the efforts to improve our profitability in each business unit in order to generate positive cash flow. We need the patience and support of you, our shareholders, as we continue our efforts to return Detrex to profitability.

                                                  Joseph L. Wenzler
                                          President and Chief Executive Officer

         --------------- INDEPENDENT AUDITORS' REPORT ---------------

[DELOITTE & TOUCHE LLP LETTERHEAD]

To the Board of Directors and Stockholders of Detrex Corporation

We have audited the accompanying consolidated balance sheets of Detrex Corporation and its subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Detrex Corporation and its subsidiaries at December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 5 and 6 to the financial statements, effective January 1, 1992 the Company changed its methods of accounting for income taxes and for postretirement health care benefits.

[SIG]

February 22, 1995
(March 9, 1995 as to Note 4)

DETREX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

                                                    1994              1993             1992
                                                ------------      ------------      -----------
NET SALES....................................   $100,096,443      $105,578,469      $96,754,158
Cost of sales................................     77,640,002        80,461,988       73,813,265
Selling, general and administrative
  expenses...................................     18,404,812        22,625,345       20,928,445
Provision for depreciation and
  amortization...............................      3,405,273         4,241,314        4,125,131
Provision for plant closing and
  restructuring..............................        --              4,158,794          685,000
Provision for environmental reserve..........      8,500,000         4,230,007          --
Other (income) expense -- net................       (494,384)          (46,079)        (198,215)
Minority interest............................        262,488           164,456          167,059
Interest expense.............................        681,920           979,938        1,284,561
Gain on sale of Industrial Chemical
  Specialties Division.......................        --             (9,123,114)         --
                                                ------------      ------------      -----------
Loss before income taxes.....................     (8,303,668)       (2,114,180)      (4,051,088)
Credit for income taxes......................     (2,664,788)         (544,501)      (1,069,840)
                                                ------------      ------------      -----------
LOSS BEFORE CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE.....................................     (5,638,880)       (1,569,679)      (2,981,248)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE FOR
  POSTRETIREMENT BENEFITS....................        --                --            (1,812,564)
                                                ------------      ------------      -----------
NET LOSS.....................................     (5,638,880)       (1,569,679)      (4,793,812)
RETAINED EARNINGS AT BEGINNING OF YEAR.......     21,212,637        22,782,316       27,576,128
                                                ------------      ------------      -----------
RETAINED EARNINGS AT END OF YEAR.............   $ 15,573,757      $ 21,212,637      $22,782,316
                                                 ===========       ===========       ==========
PER COMMON SHARE:
LOSS BEFORE CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE.....................................         $(3.56)           $(0.99)          $(1.88)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE FOR
  POSTRETIREMENT BENEFITS....................             --                --           $(1.15)

                                                ------------      ------------      -----------
NET LOSS.....................................         $(3.56)           $(0.99)          $(3.03)
                                                 ===========       ===========       ==========

See Notes to Consolidated Financial Statements.

DETREX CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31

ASSETS

                                                                    1994             1993
                                                                 -----------      -----------
CURRENT ASSETS:
Cash and cash equivalents.....................................   $ 2,015,962      $ 2,852,104
Accounts receivable (less allowance for uncollectible accounts
  of $330,000 in 1994 and $240,000 in 1993)...................    18,059,177       16,729,976
Accounts receivable -- other..................................       --             1,650,000
Inventories...................................................     8,977,084        7,468,513
Prepaid expenses, deferred income taxes and other.............     2,780,657        2,701,520
                                                                 -----------      -----------
       TOTAL CURRENT ASSETS...................................    31,832,880       31,402,113

LAND, BUILDINGS AND EQUIPMENT:
Land..........................................................     1,032,102        1,004,402
Buildings and improvements....................................    18,668,472       18,315,083
Machinery and equipment.......................................    31,768,126       30,295,612
Construction in progress......................................       242,708          346,532
                                                                 -----------      -----------
                                                                  51,711,408       49,961,629
Less allowance for depreciation and amortization..............    29,258,155       27,008,272
                                                                 -----------      -----------
       LAND, BUILDINGS AND EQUIPMENT -- NET...................    22,453,253       22,953,357
LAND, BUILDINGS AND EQUIPMENT HELD FOR SALE...................     1,187,889        1,339,570
PREPAID PENSIONS..............................................     1,121,169        1,088,089
DEFERRED INCOME TAXES AND OTHER...............................     5,179,655        2,268,572
                                                                 -----------      -----------
                                                                 $61,774,846      $59,051,701
                                                                 ===========      ===========

See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                     1994             1993
                                                                 -----------      -----------

CURRENT LIABILITIES:
Loans payable -- short-term...................................   $ 5,500,000      $ 2,000,000
Current maturities of long-term debt and capital leases.......     1,848,080        1,823,711
Accounts payable..............................................    11,765,191       10,213,033
Environmental reserve.........................................     1,548,000        1,207,000
Accrued compensation..........................................       822,650          984,915
Accrued expenses -- non active locations......................       736,446        2,630,143
Other accruals................................................     2,644,769        1,822,788
                                                                 -----------      -----------
       TOTAL CURRENT LIABILITIES..............................    24,865,136       20,681,590

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS..................       701,505        3,030,499
ACCRUED POSTRETIREMENT BENEFITS...............................     3,636,316        3,314,282
ENVIRONMENTAL RESERVE.........................................    11,042,937        3,793,000
MINORITY INTEREST.............................................     1,554,112        2,476,623
OTHER ACCRUALS................................................     1,212,235        1,382,242

STOCKHOLDERS' EQUITY:
Common capital stock, $2 par value, authorized 4,000,000
  shares, outstanding 1,583,414 shares in 1994 and 1,580,414
  in 1993.....................................................     3,166,828        3,160,828
Additional paid-in capital....................................        22,020           --
Retained earnings.............................................    15,573,757       21,212,637
                                                                 -----------      -----------
       TOTAL STOCKHOLDERS' EQUITY.............................    18,762,605       24,373,465
                                                                 -----------      -----------
                                                                 $61,774,846      $59,051,701
                                                                 ===========      ===========

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
CONSOLIDATED STATEMENTS
OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

                                                              1994              1993              1992
                                                           -----------       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Loss before cumulative effect of accounting
         change.........................................   $(5,638,880)      $(1,569,679)      $(2,981,248)
                                                           -----------       -----------       -----------
    Adjustments to reconcile net loss to net cash
         provided by operating activities:
         Gain on sale of Industrial Chemical Specialties
             Division...................................       --             (9,123,114)          --
         Depreciation and amortization..................     3,405,273         4,241,314         4,125,131
         (Gain) Loss on sale or write-off of buildings,
             machinery and equipment....................      (209,102)        1,487,718            30,799
         Deferred income taxes..........................    (3,067,559)         (908,595)       (1,203,063)
         Changes to operating assets and liabilities
             that provided (used) cash:
           Accounts receivable..........................    (1,329,201)       (2,653,599)       (2,758,421)
           Tax refund receivable........................       --                --              2,545,281
           Inventories..................................    (1,508,571)        1,961,297         1,142,226
           Prepaid expenses and other...................        12,685           165,504          (269,306)
           Other assets.................................       (52,426)           99,137           472,728
           Accounts payable.............................     1,552,158         2,194,204           719,879
           Environmental reserve........................     7,590,937         2,813,484           203,443
           Accrued compensation.........................      (162,265)          (13,296)           27,911
           Postretirement benefits......................       322,034           293,447            83,605
           Accrued expenses -- non active locations.....    (1,893,697)        2,230,143           --
           Net assets and liabilities of Industrial
               Chemical Specialties Division............       --               (876,886)          --
           Other accruals...............................      (270,543)          571,071           184,499
                                                           -----------       -----------       -----------
             TOTAL ADJUSTMENTS..........................     4,389,723         2,481,829         5,304,712
                                                           -----------       -----------       -----------
             NET CASH PROVIDED BY (USED IN) OPERATING
                  ACTIVITIES............................    (1,249,157)          912,150         2,323,464
                                                           -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures................................    (2,200,669)       (1,463,843)       (2,166,282)
    Proceeds from disposal of machinery and
         equipment......................................       309,036           --                --
    Proceeds from sale of Industrial Chemical
         Specialties Division...........................     1,650,000        10,000,000           --
                                                           -----------       -----------       -----------
             NET CASH PROVIDED BY (USED IN) INVESTING
                  ACTIVITIES............................      (241,633)        8,536,157        (2,166,282)
                                                           -----------       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Bank borrowings.....................................     3,500,000           --              3,500,000
    Repayment of long-term debt.........................    (2,001,361)       (1,008,128)       (1,008,057)
    Repayment of short-term debt........................       --             (6,400,000)         (600,000)
    Principal payments under capital lease
         obligations....................................      (872,011)         (905,053)       (1,041,479)
    Common stock issued.................................        28,020           --                --
                                                           -----------       -----------       -----------
             NET CASH PROVIDED BY (USED IN) FINANCING
                  ACTIVITIES............................       654,648        (8,313,181)          850,464
                                                           -----------       -----------       -----------
Net increase (decrease) in cash and cash equivalents....      (836,142)        1,135,126         1,007,646
Cash and cash equivalents at beginning of year..........     2,852,104         1,716,978           709,332
                                                           -----------       -----------       -----------
Cash and cash equivalents at end of year................   $ 2,015,962       $ 2,852,104       $ 1,716,978
                                                           ===========       ===========       ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
         Interest.......................................   $   633,767       $ 1,031,948       $ 1,292,510
         Income taxes...................................   $   261,825       $   228,298       $    61,691
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
    Capital lease obligations incurred in connection
      with the acquisition of equipment.................   $   658,967       $   970,265       $ 1,730,390
    Capital lease terminations..........................   $    90,220       $   808,587       $   241,205

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Financial Statements

     The consolidated financial statements comprise those of the Company and its subsidiaries. All balances and transactions between the companies have been eliminated. Certain amounts for 1992 and 1993 have been reclassified to conform with 1994 classifications.

     Inventories

     Inventories are stated at lower of cost or market. Cost of raw materials, including raw materials in work in process and finished goods inventories, generally is determined by using the last-in, first-out method. Labor and burden in inventory are determined by using the average cost method. Inventories relating to fixed-price contracts are stated at the accumulated cost of material, labor and burden less related progress billings. The completed contract method is used to recognize revenue. Contract retentions are included in accounts receivable.

     Land, Buildings and Equipment

     Land, buildings and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Leased equipment is amortized over the lease term or estimated useful life of the asset.

     Annual depreciation rates are as follows:

Buildings................................         2.5-20%
Leasehold improvements...................         2.5-20%
Yard facilities..........................        5-6 2/3%
Machinery and equipment..................   6 2/3-33 1/3%
Office furniture and fixtures............          10-25%

     Research and Development

     Research and development costs are charged to operations as incurred. Research and development costs for 1994, 1993 and 1992 were approximately $1,784,000, $2,532,000, and $2,458,000, respectively.

     Earnings (Loss) Per Common Share

     Earnings (loss) per common share are based upon the average number of common shares outstanding during the year. Shares subject to stock options are not considered in per share calculations since the Company is in a loss position and the effect would be antidilutive.

     Industry Segment

     The Company and its subsidiaries operate predominantly in a single industry: chemicals and allied products, services, and supply processes for use by manufacturing and service industries.

     Cash Flows

     For purposes of the consolidated statements of cash flows, cash equivalents are defined as short-term highly-liquid investments with a maturity of three months or less at date of purchase.

2. INVENTORIES

     Inventories at December 31 consist of the following:

                                   1994          1993
                                ----------    ----------
Raw materials................   $2,279,750    $2,420,764
Work in progress.............    1,971,608       846,587
Finished goods...............    4,914,802     4,591,277
Less: Progress billings on
  work in progress...........     (189,076)     (390,115)
                                ----------    ----------
                                $8,977,084    $7,468,513
                                ==========    ==========

The excess of current cost over the stated last-in, first-out value is approximately $2,280,000 and $1,873,000 at December 31, 1994 and 1993.

3. CAPITAL AND OPERATING LEASES

     Capitalized lease assets (primarily automobiles, trucks and lab equipment) included in machinery and equipment at December 31 are as follows:

                                   1994          1993
                                ----------    ----------
Machinery and equipment......   $3,930,407    $3,543,814
Accumulated amortization.....    2,067,052     1,513,933
                                ----------    ----------
Leased assets -- net.........   $1,863,355    $2,029,881
                                ==========    ==========

Rent expense applicable to operating leases for 1994, 1993 and 1992 was $925,000, $974,000 and $912,000, respectively.

Minimum annual lease payments for leases in effect at December 31, 1994 are as follows:

Minimum Lease Payments:            Capital     Operating
                                ----------    ----------

     1995....................   $1,016,228    $  492,300

     1996....................      543,251       442,200

     1997....................      202,107       366,400

     1998....................       55,118       339,000

     1999....................       18,218       243,800

     2000 and thereafter.....       --           281,200
                                ----------    ----------
Total minimum lease
  payments...................    1,834,922    $2,164,900
                                              ==========

Less amount representing
  estimated executory costs
  (such as taxes, maintenance
  and insurance) and profit
  thereon included in total
  minimum lease payments.....      150,524
                                ----------
Net minimum lease payments...    1,684,398

Less amount representing
  interest...................      134,813
                                ----------

Present value of net minimum
  lease payments.............    1,549,585

Less current portion.........      848,080
                                ----------
Non-current portion..........   $  701,505
                                ==========

4. LONG-TERM DEBT AND REVOLVING CREDIT AGREEMENT

     The composition of long-term debt, exclusive of current maturities, as of December 31 is as follows:

                                    1994         1993
                                  --------    ----------
Term note at interest rate of
  9.04%, due through 1995......   $  --       $2,000,000
Capitalized lease obligations
  at interest rates from 5.7%
  to 14.9%, due through 1999
  (see Note 3).................    701,505     1,030,499
                                  --------    ----------
                                  $701,505    $3,030,499
                                  ========    ==========

     On March 11, 1994, the Company entered into a three year Revolving Credit Agreement (the Agreement) with Comerica Bank and NBD Bank, N.A. The Agreement provides for a credit facility of up to $12.0 million collateralized by the Company's inventory and accounts receivable. The terms of the Agreement contain, among other provisions, requirements for maintaining defined levels of tangible net worth and various financial statement ratios, including working capital and debt to equity ratios, and a cash flow ratio.

     At December 31, 1994, the Company was not in compliance with certain requirements of the Agreement. The Agreement was subsequently amended retroactively to December 31, 1994. The Company is in compliance with the modified Agreement and expects to be in compliance with the terms of such Agreement throughout 1995.

     The weighted average interest rate for short term borrowings for the year ended December 31, 1994 was 7.94% compared to 5.66% for the year ended December 31, 1993 and 5.59% for the year ended December 31, 1992.

5. INCOME TAXES

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "ACCOUNTING FOR INCOME TAXES", effective as of January 1, 1992. The Statement requires the use of the liability method of accounting for income taxes. There was no cumulative effect on net earnings resulting from this change. For years prior to 1992, the Company accounted for income taxes in accordance with Statement of Financial Standards (SFAS) No. 96, "ACCOUNTING FOR INCOME TAXES".

     The net credit for income taxes, calculated in accordance with SFAS No. 109 for 1994, 1993 and 1992, included the following components:

                           1994          1993          1992
                        -----------    ---------    -----------
Current for tax
  purposes:
  Federal............   $   --         $  41,658    $  (105,372)
  State and local....       336,199      322,871        238,595
                        -----------    ---------    -----------
    Total Current....       336,199      364,529        133,223
                        -----------    ---------    -----------
Deferred income
  taxes:
  Federal............    (2,647,688)    (732,912)    (1,273,108)
  State and local....      (353,299)    (176,118)        70,045
                        -----------    ---------    -----------
    Total Deferred...    (3,000,987)    (909,030)    (1,203,063)
                        -----------    ---------    -----------
Credit for income
  taxes..............   $(2,664,788)   $(544,501)   $(1,069,840)
                        ============   ==========   ============

     Deferred tax assets (liabilities) at December 31, 1994 and 1993 relate to the following temporary differences and carryforwards:

                                             1994           1993
                                          -----------    -----------
Net operating loss carryforward........   $ 2,119,710    $ 1,754,943
Alternative minimum tax credit
  carryforward.........................       383,144        383,144
Accruals for:
  Postretirement benefits..............     1,392,345      1,269,039
  Environmental........................     4,821,070      1,914,500
  Restructuring........................       281,985        629,105
  Self insurance reserve...............       171,539        173,454
Inventory related......................       671,402        931,960
Other..................................       253,156        204,746
                                          -----------    -----------
    Gross deferred tax assets..........    10,094,351      7,260,891
                                          -----------    -----------
Depreciation...........................    (2,749,520)    (2,643,783)
Undistributed earnings of the Company's
  DISC.................................    (1,050,586)      (923,728)
Gain on sale of ICSD...................       --            (479,726)
Other..................................      (169,029)      (155,999)
                                          -----------    -----------
    Gross deferred tax liabilities.....    (3,969,135)    (4,203,236)
                                          -----------    -----------
    Net deferred tax assets............   $ 6,125,216    $ 3,057,655
                                           ==========     ==========
Net current deferred tax assets........   $ 1,945,401    $ 1,820,499
Net noncurrent deferred tax assets.....     4,179,815      1,237,156
                                          -----------    -----------
  Net deferred tax assets..............   $ 6,125,216    $ 3,057,655
                                           ==========     ==========

     The Company has net operating loss carryforwards of $511,131, $4,524,423 and $1,198,888 that expire in 2006, 2007 and 2009, respectively.

     The reasons for the difference between the income tax provision and income taxes computed at 34% for 1994, 1993 and 1992 are summarized below:

                                  1994          1993          1992
                               -----------    ---------    -----------
Computed 'expected' tax
  provision..................  $(2,823,247)   $(718,821)   $(1,377,370)
State and local income taxes,
  net of federal tax
  benefit....................      (14,193)      96,857        203,524
Nondeductible meal and
  entertainment expense......       48,098       34,058         39,895
Other -- net.................      124,554       43,405         64,111
                               -----------    ---------    -----------
                               $(2,664,788)   $(544,501)   $(1,069,840)
                                ==========    =========     ==========

6. PENSION AND POSTRETIREMENT COSTS

     The Company and its subsidiaries have several non-contributory, defined benefit pension plans which cover substantially all employees. Benefits for salaried employees are based on years of service and the employee's average monthly compensation using the highest five consecutive years preceding retirement. Benefits for hourly employees are generally based on a specified payment per month for each year of service. The Company's funding policy is to contribute amounts sufficient to provide for benefits earned to date and those expected to be earned in the future.

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 8.5% and 4.0%, respectively, at December 31, 1994 and 7.5% and 4.0%, respectively, at December 31, 1993. The expected long-term rate of return on assets was 8.5% in both years. The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at December 31:

                                             1994           1993
                                          -----------    -----------
Actuarial present value of benefit
  obligations:
  Accumulated benefit obligations:
    Vested benefits....................   $18,836,805    $20,118,169
    Non-vested benefits................       659,032        746,552
                                          -----------    -----------
      Total............................   $19,495,837    $20,864,721
                                           ==========     ==========
Projected benefit obligations for
  service rendered to date.............   $21,464,248    $23,174,426

Plan assets at fair value -- primarily
  equity and fixed income bond funds...    25,204,658     27,586,718
                                          -----------    -----------
Excess of plan assets over projected
  benefit obligations..................     3,740,410      4,412,292
Unrecognized net asset at January 1,
  1986 being recognized principally
  over 15 years........................    (1,405,334)    (1,657,581)
Unrecognized net gain from past
  experience different from that
  assumed..............................    (2,316,447)    (3,057,321)
Additional minimum liability...........      (109,695)       --
                                          -----------    -----------
Pension liability......................   $   (91,066)   $  (302,610)
                                           ==========     ==========
As recorded in the balance sheet:
  Prepaid pensions.....................   $ 1,121,169    $ 1,088,089
  Other accruals (non-current).........    (1,212,235)    (1,390,699)
                                          -----------    -----------
    Net................................   $   (91,066)   $  (302,610)
                                           ==========     ==========

Net pension cost (credit) included the following components:

                                1994           1993           1992
                             -----------    -----------    -----------
Service cost-benefits
  earned during the year...  $   556,058    $   650,412    $   688,700
Interest cost on projected
  benefit obligations......    1,671,239      1,864,318      1,856,200
Actual return on plan
  assets...................      885,828     (2,962,981)    (1,457,296)
Net amortization and
  deferral.................   (3,366,137)       379,464     (1,121,977)
                             -----------    -----------    -----------
Net pension cost
  (credit).................  $  (253,012)   $   (68,787)   $   (34,373)
                              ==========     ==========     ==========

     Certain divisions and subsidiaries of the Company provide contributory defined benefit health care plans for retirees, subject to various conditions and limitations.

     The Company adopted SFAS No. 106, "EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS," effective as of January 1, 1992. The Statement requires accounting for postretirement benefits on an accrual basis which necessitates measurement of the obligation to provide future benefits and accrual of the cost during the years that employees provide service. The Company elected to record a one-time charge to recognize its accumulated postretirement benefit obligation as of January 1, 1992. The cumulative effect of this accounting change was to increase the 1992 net loss by $1,813,000 which is net of a tax benefit of $1,125,000.

     Net periodic postretirement benefit costs included the following components:

                                      1994        1993        1992
                                    --------    --------    --------
Service cost-benefits attributed
  to service during the period...   $156,144    $115,576    $ 74,079
Interest cost on accumulated
  postretirement benefit
  obligation.....................    264,224     292,903     255,961
Amortization.....................      --          2,840       --
                                    --------    --------    --------
Net periodic postretirement
  benefit cost...................   $420,368    $411,319    $330,040
                                    ========    ========    ========

     The Company's postretirement plans are not funded. The status of the plans at December 31, 1994 and 1993 follows:

                                                1994          1993
                                             ----------    ----------
Accumulated postretirement benefit
  obligation:
  Retirees.................................  $1,874,226    $1,983,349
  Fully eligible active plan
    participants...........................     231,079       239,684
  Other active plan participants...........   1,545,580     1,301,389
  Unrecognized net loss....................     (14,569)     (210,140)
                                             ----------    ----------
    Total accrued postretirement
      benefits.............................  $3,636,316    $3,314,282
                                              =========     =========

     For measurement purposes, a 10.1% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995. The rate is assumed to decrease gradually over the next 8 years to 6.5% in 2002 and thereafter. The assumption for the health care cost trend rate has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1.0% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $567,300 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $88,300.

     The assumed discount rate used in determining the accumulated postretirement benefit obligation was 8.5% at December 31, 1994, 7.5% at December 31, 1993 and 8.5% at December 31, 1992.

     Prior to 1992, the cost of providing health care and life insurance benefits to retired employees was recognized as expense primarily as claims and premiums were paid. These costs were not significant.

7. SALE OF INDUSTRIAL CHEMICAL SPECIALTIES DIVISION

     Effective September 30, 1993, the Company sold its Industrial Chemical Specialties Division to Novamax Technologies Corporation for $11,650,000 of which $10.0 million was received on October 1, 1993 and $1,650,000 was received on June 30, 1994. The Company reported a pre-tax gain of $9,123,000, including the gain on curtailment of pensions of $279,000, on the sale of this Division. For the nine months of 1993 prior to the sale, this Division reported Sales of $10,340,000 and Income Before Tax of $460,000.

8. PROVISION FOR PLANT CLOSINGS AND RESTRUCTURING

     In 1993, the Company phased out manufacturing of chemical equipment at its Bowling Green, Kentucky plant. This operation had a total before tax loss of approximately $6.1 million for the year. The provision for plant closing and restructuring of $4.2 million reflects the amounts attributable to asset write-downs, termination pay, and the costs associated with the winding down of production.

     In 1992, $685,000 was charged to income to complete restructuring of certain operations.

9. OTHER INCOME -- NET

     Other income includes interest income of approximately $46,000, $42,000 and $70,000 for 1994, 1993 and 1992, respectively.

10. CONTINGENCIES

     The Environmental Protection Agency ('EPA') has notified the Company and at least seventeen other companies that they may be potentially responsible for sharing the costs in a proceeding to clean up contaminated sediments in the Fields Brook watershed in Ashtabula, Ohio. The EPA issued a Record of Decision in 1986 concerning the methods it recommends using to accomplish this task at an estimated total cost of $48,000,000. The Company and the other potentially responsible parties have expressed their disagreement with this recommendation and are continuing to negotiate with the EPA as to how best to effect the clean up operation. The Company believes that the Fields Brook remedial investigation and feasibility studies referred to below will be an important factor in the negotiation with the EPA.

     The Company maintains a reserve for anticipated expenditures over the next several years in connection with remedial investigations, feasibility studies, remedial design, and remediation relating to the clean up of contamination at several sites, including properties owned by the Company. The Company conducted a comprehensive review of its reserves during the fourth quarter of 1994 and added $8.5 million to this reserve. The total amount of the reserve at December 31, 1994 is $12.6 million, which amount was calculated without taking into consideration any possible insurance recoveries.

     The reserve includes a provision for the Company's anticipated share of remedial investigation and feasibility studies to determine sources of contamination and methods of remediation in the Fields Brook watershed referred to above, as well as a provision for costs that may be incurred in connection with remediation of the Fields Brook watershed and other sites. Some of these studies have been completed;

others are ongoing. In many cases, the methods of remediation remain to be agreed upon.

     The Company expects to continue to incur professional fees, expenses and capital expenditures in connection with its environmental compliance efforts.

     In addition to the above, there are several other claims and lawsuits pending against the Company and its subsidiaries.

     The amount of liability to the Company with respect to costs of remediation of contamination of the Fields Brook watershed and of other sites, and the amount of liability with respect to several other claims and lawsuits against the Company, was based on available data. The Company has established its reserves in accordance with its interpretation of the principles outlined in Statement of Financial Accounting Standards No. 5 and Securities and Exchange Commission Staff Accounting Bulletin No. 92. In the event that any additional accruals should be required in the future with respect to such matters, the amounts of such additional accruals could have a material impact on the results of operations to be reported for a specific accounting period but should not have a material impact on the Company's consolidated financial position.

11. PREFERRED STOCK

     The Company has authorized 1,000,000 shares of $2 par value preferred stock, issuable in series. No shares were issued or outstanding as of December 31, 1994, 1993 and 1992.

12. STOCK PURCHASE RIGHTS

     The Company has in place a Shareholder Rights Plan, under which preferred stock purchase rights were distributed to shareholders as a dividend of one Right for each outstanding share of Common Stock. Each Right will entitle shareholders to buy one one-hundredth of a newly issued share of Series A Preferred Stock of the Company at an exercise price of $80, subject to adjustment. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's outstanding Common Stock or commences a tender or exchange offer upon consummation of which a person or group would beneficially own 30% or more of the Company's outstanding Common Stock. Until they become exercisable, the Rights will be evidenced by the Common Stock certificates and will be transferred only with such certificates.

     If any person becomes the beneficial owner of 15% or more of the Company's outstanding Common Stock, or if a holder of 15% or more of the Company's Common Stock engages in certain self-dealing transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, shares of the Company's Common Stock (or, in certain circumstances, units of the Company's Series A Preferred Stock, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price. In addition, if the Company is involved in a merger or other business combination transaction with another person after which its Common Stock does not remain outstanding, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock of such other person having a market value equal to twice the then-current exercise price. The Company will generally be entitled to redeem the Rights at $.01 per Right at any time until the tenth business day following public announcement that a person or group has acquired 15% or more of the Company's Common Stock. The Plan will expire on May 4, 2000 unless the Rights are earlier redeemed by the Company.

13. STOCK OPTIONS

     On April 22, 1993, the shareholders of the Company approved the Corporation's 1993 Stock Option Plan (the Management Plan) and the Corporation's 1993 Stock Option Plan for Outside Directors (the Directors' Plan). Pursuant to the Management Plan and employment agreements, four key executives have been granted options totaling 95,000 shares, at exercise prices ranging from $8.625 to $9.50. Pursuant to the Directors' Plan, options for 21,000 shares in 1993 and 6,000 shares in 1994 have been granted at exercise prices ranging from $9.34 to $13.20. Options for 3,000 of these shares were exercised in 1994 at $9.34 a share.

     The total number of shares reserved for issuance upon exercise of options under the Management Plan is 150,000 shares and under the Directors' Plan is 50,000 shares. No options have expired under either plan.

--------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Detrex Corporation and its consolidated subsidiaries (the Company) incurred a net loss of $5,639,000 for the year ended December 31, 1994, compared to a net loss of $1,570,000 for the year ended December 31, 1993. 1994 was adversely impacted by a $8.5 million addition to the Company's environmental reserve which increased the net loss by approximately $5.6 million. The net loss for 1994, excluding the effect of this adjustment, was $39,000. A tabular breakdown of results for the last two years reflects the following (in thousands):

                                                                                   1994                  1993
                                                                            ------------------    ------------------
                                                                            Income                Income
                                                                            (Loss)                (Loss)
                                                                            before       Net      Before       Net
                                                                            Income     Income     Income     Income
                                                                             Taxes     (Loss)      Taxes     (Loss)
                                                                            -------    -------    -------    -------
      Gain on sale of ICSD...............................................   $    --    $    --    $ 9,123    $ 6,021
      Provision for plant closing and restructuring......................        --         --     (4,159)    (2,745)
      Additions to environmental reserve.................................    (8,500)    (5,600)    (4,230)    (2,790)
      Operations (excluding the above)...................................       196        (39)    (2,848)    (2,056)
                                                                            -------    -------    -------    -------
        Total............................................................   $(8,304)   $(5,639)   $(2,114)   $(1,570)
                                                                            =======    =======    =======    =======

     Footnotes 7 and 8 to the Consolidated Financial Statements explain the actions in 1993 to sell the Industrial Chemical Specialties Division (ICSD) and to phase out manufacturing of chemical equipment at the Company's Bowling Green, Kentucky plant.

     The $196,000 profit before tax is attributable to significant increases in income from the Company's Industrial Furnace division and from three subsidiaries: Harvel Plastics, Inc.; The Elco Corporation; and Seibert-Oxidermo, Inc. The Company also reduced the loss at its Equipment division and had a small increase in profits from its analytical laboratory. In addition, the Company had a reduction in profits at its Solvents & Environmental Services division and incurred a small loss at its Chemicals division.

     In 1993, the Company conducted a review of its liabilities for environmental matters. Based on that review, the Company added $4.2 million to its environmental reserve. The Company indicated in last year's annual report that certain remediation studies would become available in 1994 and as they became available, the Company would have a more complete basis for estimating anticipated remediation costs. Some of this information became available in the latter part of the year and served as a basis for a comprehensive review of environmental matters, including its own properties, in the fourth quarter of 1994. The result of that review was the $8.5 million addition to the environmental reserve referred to above. The Company will continue to analyze this reserve and make adjustments to reflect changes from updated or new studies and any other significant developments. For a more detailed explanation of the Company's liabilities for environmental matters, refer to Footnote 10 of the Consolidated Financial Statements.

COMPARATIVE OPERATING DATA (IN THOUSANDS)

                                                                       1994                1993               1992
                                                                 ----------------    ----------------    ---------------
                                                                    $         %         $         %        $         %
                                                                 -------    -----    -------    -----    ------    -----
      Net sales...............................................   100,096    100.0    105,578    100.0    96,754    100.0
      Gross margin............................................    22,456     22.4     25,116     23.8    22,941     23.7
      Selling, general and administrative expenses............    18,405     18.4     22,625     21.4    20,928     21.6
      Depreciation and amortization...........................     3,405      3.4      4,241      4.0     4,125      4.3
      Provision for plant closing and restructuring...........        --       --      4,159      3.9       685      0.7
      Gain on sale of ICSD....................................        --       --      9,123      8.6        --       --
      Income (loss) before effect of accounting change........    (5,639)    (5.6)    (1,570)    (1.5)   (2,981)    (3.1)
      Cumulative effect of accounting change for
        postretirement benefits...............................        --       --         --       --    (1,813)     1.9
      Net income (loss).......................................    (5,639)    (5.6)    (1,570)    (1.5)   (4,794)    (5.0)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

     1994 COMPARED TO 1993 -- In 1994, Net sales decreased to $100 million, a 5.2% decrease from 1993. However, when 1993 sales were adjusted for the sale of ICSD, the Company realized a 5.1% increase in sales from its ongoing operations. The Company had significant sales increases in its industrial furnace division and in its subsidiary producing plastic pipe and more modest increases in the sales of its paint subsidiary and its lubricants subsidiary. The increase more than offset lower sales in the Company's equipment and solvents divisions.

     Gross margin in 1994 equaled 22.4% of sales, compared to 23.8% in 1993. The decline in gross margin is primarily attributable to lower margins within the Company's solvents division, its general chemicals division and its subsidiary producing plastic pipe.

     The reduction in selling, general and administrative expenses reflects the inclusion of ICSD for the first nine months of 1993, and reductions in this category of expenses for 1994 in the Company's equipment division and its solvents division.

     The reduction in depreciation and amortization in 1994 is a result of the ICSD sale and the discontinuance of manufacturing at the Company's plant in Bowling Green, Kentucky.

     Interest expense in 1994 is lower than in 1993 due to decreased average borrowings in 1994. The reduction due to lower borrowings was partially offset by increases in interest rates during the second half of the year.

     The Company recorded income tax benefits in both years due to the significant before tax losses. The Company has net operating loss carryforwards of $6,234,442 at December 31, 1994, representing a federal income tax benefit of $2,119,710. The net operating loss carryforwards expire as follows:
                            2006          $  511,131
                            2007           4,524,423
                            2009           1,198,888
                                          ----------
                            Total         $6,234,442
                                          ==========

     The Company reported taxable income before the benefit of net operating loss carryforwards of approximately $1.8 million on its 1993 tax return. The Company has evaluated its forward plans, including the efforts of its recently organized Commercial Development department, and has concluded that realization of the net operating loss carryforwards is more likely than not. A major consideration in reaching that conclusion is that none of the carryforwards expires for 12 years and a portion does not expire for 15 years.

     1993 COMPARED TO 1992 -- During 1993, major operating decisions were made that had a significant impact on financial results for the year. First, the Company sold its Industrial Chemical Specialties Division to Novamax Technologies Corporation for $11,650,000 of which $10,000,000 was received on October 1, 1993 and $1,650,000 was received on June 30, 1994. The Company reported a pre-tax gain of $9,123,000 on the sale of this division. Prior to the sale, this division reported sales of $10,340,000 and Income before Tax of $460,000 for the Nine Months Ended September 30, 1993.

     Second, the Company phased out manufacturing of chemical equipment at its Bowling Green, Kentucky plant on December 31, 1993. This operation had a total before tax loss of $6.1 million for the year, including a $4.2 million charge attributable to asset write downs, termination pay, and the costs associated with the winding down of production. Of the $4.2 million charge, $1.5 million remained as a reserve in accrued expenses as of December 31, 1993 and approximately $500,000 remained as of December 31, 1994. The Company retained its design engineers, service, and sales personnel to continue the development and sales of chemical equipment that is now manufactured by outside sub-contractors.

     During 1993, the Company also conducted a review of its liabilities for environmental matters. As more fully explained in Footnote 10 to the Consolidated Financial Statements, the Company maintains a reserve for anticipated expenditures over the next several years in connection with remedial investigations, feasibility studies, remedial design, and remediation relating to the clean up of contamination at several sites. The Company added $4.2 million to this reserve in 1993.

     In 1993, Net sales increased to $106 million, a 9.1% increase from 1992, reflecting a modest expansion in the economy. All operating units other than ICSD, which was sold as of September 30th, showed an increase in sales. The largest increase in sales

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

took place in the Company's solvents division and in its subsidiary producing plastic pipe. This subsidiary continues to have favorable operating results and positive cash flow.

     Gross margin in 1993 equaled 23.8% of sales, compared with a gross margin of 23.7% in 1992. The Company's chemical products operations, which in total account for approximately 81% of the Company's revenue, reported gross margin of 25.9% in 1993 and 26.4% in 1992.

     Selling, general and administrative expenses (which also include Research and Development costs) increased from $20,928,000 in 1992 to $22,625,000 in 1993. Research and Development costs amounted to $2,532,000 in 1993 compared to $2,458,000 in 1992 and represents amounts expended to develop new products and services.

     The $116,000 increase in depreciation and amortization is a result of the additions to machinery and equipment and capital leases over the last few years and faster amortization of machines used for promotional purposes.

     Interest expense decreased as the amount of short-term debt dropped from $8.4 million on December 31, 1992 to $2.0 million on December 31, 1993. Also, long-term bank debt decreased by $1.0 million during 1993.

     Income taxes for both 1993 and 1992 reflect a credit for federal income taxes, partially offset by state and local income tax expense.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

     During 1994, the Company financed its operations by utilizing a combination of internally generated funds, which included the collection in June of a $1,650,000 receivable from the sale of ICSD, and net additional bank borrowings of $1.5 million. The Company reduced borrowings under its 9.04% Term Loan by $2.0 million but increased borrowings under its Revolving Credit Agreement by $3.5 million. During the first quarter of 1995, the Company further increased its borrowings under its Revolving Credit Agreement by $1.0 million to partially alleviate some delays in making payments to vendors. The Company has utilized approximately $431,000 of its Revolving Credit Agreement to satisfy letter of credit obligations.

     During 1995, the Company expects to again utilize a combination of internally generated funds and bank borrowings to finance its activities. In addition, the Company expects to realize in late 1995 or early 1996, approximately $1.2 million from the pending sale of its former manufacturing plant in Bowling Green, Kentucky. The Company will spend approximately $500,000 (accrued on the December 31 balance sheet) in 1995 to remediate the property.

     As of December 31, 1994, the Company was not in compliance with certain of the financial covenants contained in its Revolving Credit Agreement. The financial covenants were subsequently amended with retroactive effect to December 31, 1994 and the Company is in full compliance with the new covenants.

     Working capital was $6,968,000 at December 31, 1994, compared to $10,721,000 at December 31, 1993.

     The Company's capital expenditures (including capital leases) totaled $2,860,000 in 1994. This compares to $2,434,000 in 1993 and $3,897,000 in 1992.
In order to expand certain portions of its business, the Company anticipates that 1995 capital expenditures will be in the $4.0 million range.

     The Company made cash payments of $1.3 million that were charged to its Environmental Reserve in 1994. It is anticipated that cash expenditures of approximately $1.5 million will be charged to this reserve in 1995.

     The Company has paid no dividends since the second quarter of 1991 and cannot forecast when the dividend will be restored.

DESCRIPTION OF BUSINESS

     Detrex Corporation and its subsidiaries operate predominantly in a single industry: chemicals and allied products, services, and processes for use by manufacturing and service industries. The principal products include specialty chemicals, industrial cleaners, process equipment, coatings, lubricant additives, chlorinated solvents, hydrochloric acid, PVC plastic pipe, industrial finishing materials and paints, industrial furnaces, degreasing equipment, and environmental and analytical laboratory services. The products are primarily sold by sales-service engineers and most sales are direct to industrial users. Net sales by product line for each of the last five years are set forth below:

                                                                Product Line
                                                        ----------------------------
                                                         Chemical
                                                         Products
                                                            and           Chemical
                                                         Services         Equipment          Total
                                                        -----------      -----------      ------------
            1994.....................................   $79,975,998      $20,120,445      $100,096,443
            1993.....................................    85,895,760       19,682,709       105,578,469
            1992.....................................    79,326,021       17,428,137        96,754,158
            1991.....................................    70,092,135       11,305,378        81,397,513
            1990.....................................    75,904,572       20,232,975        96,137,547

SELECTED FINANCIAL DATA
(Dollars in thousands except per share amounts)

                                                              1994         1993        1992        1991        1990
                                                            --------     --------     -------     -------     -------
Net sales................................................   $100,096     $105,578     $96,754     $81,398     $96,138
Income (loss) before accounting change...................     (5,639)      (1,570)     (2,981)     (7,018)        346
Cumulative effect of accounting change...................      --           --         (1,813)      --          --
Net income (loss)........................................     (5,639)      (1,570)     (4,794)(1)  (7,018)        346
Earnings (loss) per common share before accounting
  change.................................................      (3.56)        (.99)      (1.88)      (4.44)        .22
Cumulative effect of accounting change per common
  share..................................................      --           --          (1.15)      --          --
Earnings (loss) per common share.........................      (3.56)        (.99)      (3.03)(1)   (4.44)        .22
Dividends per common share...............................      --           --          --            .30        1.20
Total assets.............................................     61,775       59,052      59,662      58,113      61,966
Net working capital......................................      6,968       10,721       8,164      11,260      16,607
Capital expenditures.....................................      2,201        1,464       2,166       3,956       6,843
Long-term debt...........................................        702        3,030       4,602       5,360       6,010
Stockholders' equity.....................................     18,763       24,373      25,943      30,737      38,229
Stockholders' equity per common share....................      11.85        15.42       16.42       19.45       24.19
Number of employees......................................        367          388(2)      495         447         505
Percentages to net sales:
     Gross margin........................................       22.4         23.8        23.7        23.3        25.3
     Net income (loss)...................................       (5.6)        (1.5)       (5.0)(1)    (8.6)        0.4
Net income (loss) as a percent of:
     Average total assets................................       (9.3)        (2.6)       (8.1)(1)   (11.7)        0.6
     First of year stockholders' equity..................      (23.1)        (6.1)      (15.6)(1)   (18.4)        0.9
Current ratio............................................        1.3          1.5         1.4         1.7         2.0
Percent long-term debt to equity.........................        3.7         12.4        17.7        17.4        15.7

NOTES FOR SELECTED FINANCIAL DATA

(1) Includes a one time charge of $1,812,600 reflecting the adoption of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, effective January 1, 1992.

(2) At January 1, 1994.

                   PRODUCTS OF DETREX AND DETREX SUBSIDIARIES

 CHEMICALS DIVISION                           EQUIPMENT DIVISION                HARVEL PLASTICS, INC.
 P.O. BOX 1398,                               325 EMMETT AVENUE,                P.O. BOX 757,
   ASHTABULA, OHIO 44004                      BOWLING GREEN,                    EASTON, PENNSYLVANIA 18042
 C.U. GUY, General Manager                    KENTUCKY 42101                    E. E. WISMER, President
 N-Methyl Pyrrole and Pyrrole                 B. B. RUSSELL, Business           Rigid PVC Plastic Pipe
 Semi-conductor Grade                         Manager                           (Normal Impact)
   Hydrochloric Acid                          Aqueous and Semi-Aqueous          (High Impact)
                                              Equipment                         Solid Bar, Heavy Wall Tubular Stock,
 SOLVENTS AND                                 Electronic Component Cleaning     Angle Stock, Custom Extrusions
 ENVIRONMENTAL SERVICES                       and Defluxing Machines
 DIVISION                                                                       SEIBERT-OXIDERMO, INC.
 26000 CAPITOL AVENUE,                        PACIFIC INDUSTRIAL                16255 WAHRMAN,
   REDFORD TWP., MICHIGAN                     FURNACE DIVISION                  ROMULUS, MICHIGAN
      48239                                   26000 CAPITOL AVENUE,             48174
 A.E. PORTER, Acting General Manager          REDFORD TWP.,                     D.A. CHURCH,
 Virgin or Recycled Solvents                  MICHIGAN 48239                    General Manager
 Solvent Reclamation and                      J.T. O'NEAL, General Manager      Industrial and Automotive Coatings
   Waste Management                           Industrial Furnaces               Conductive Primers for Rigid and
                                              Automation Equipment              Flexible Plastics
 RTI LABORATORIES DIVISION                                                      Adhesion Promoters for Plastics
 31628 GLENDALE,                                                                Automotive Parts Enamels
   LIVONIA, MICHIGAN                                                            Solvent and Water-Borne Coatings
      48050
 J. G. SINGH, General Manager                                                   THE ELCO CORPORATION
 Analytical Laboratory Services                                                 1000 BELT LINE ST.,
                                                                                CLEVELAND, OHIO 44109
                                                                                R.D. WYVILL, General Manager
                                                                                Petroleum Additives for
                                                                                Hydraulic Fluids, Industrial
                                                                                Gear Oils, Greases and
                                                                                Metalworking Fluids



SUPPLEMENTARY INFORMATION (Unaudited)
Selected Quarterly Data (Thousands of dollars except per share amounts)

                                             1994 Quarters                                   1993 Quarters
                               ------------------------------------------      ------------------------------------------
                                 4th          3rd        2nd        1st          4th          3rd        2nd        1st
                               -------      -------    -------    -------      -------      -------    -------    -------
Net sales...................   $25,566      $25,017    $26,142    $23,371      $23,553      $27,168    $29,084    $25,773
Gross margin on sales.......     5,510        5,533      6,181      5,232        5,673        5,652      6,922      6,869
Net income (loss)...........    (5,894)          46        323       (114)      (1,259)         258       (260)      (309)
Common share................     (3.72)         .03        .20       (.07)        (.79)         .16       (.16)      (.20)
Stock price range(1)
  High......................        13           13 3/8     11 7/8     12 1/4       13 7/8       15          9 3/4      9 3/4
  Low.......................        10 1/4       11 1/8     11         10 1/4       11 3/8        8 1/4      8 1/4      7 1/2

(1) Stock price range was obtained from NASDAQ quotations.

    DIRECTORS                             OFFICERS

    ARBIE R. THALACKER                     J. L. WENZLER
    Chairman of the Board of Detrex        President and Chief Executive Officer
      Corporation (Non-Executive) and
      Partner, Shearman & Sterling,        D. R. CRANDELL
      Attorneys, New York City             Vice President-Commercial Development

    BRUCE W. COX                           G. J. ISRAEL
    President, B. W. Cox Company,          Vice President-Finance, Treasurer and
      Manufacturers Representative           Chief Financial Officer

                                           A. E. PORTER
    ROBERT A. EMMETT, III                  Vice President-Operations
    Partner, Reed Smith Shaw & McClay,
      Attorneys, Washington, D.C.
                                           J. F. SCHATT
                                           Vice President-Human Resources
    JOHN F. MANGOLD
    Manufacturing Consultant               R. M. CURRIE
                                           Secretary and General Counsel
    BENJAMIN W. McCLEARY
    Partner, McFarland Dewey & Co.,        E. R. RONDEAU
      Investment Bankers, New York City    Controller

    JOSEPH L. WENZLER
    President and Chief
      Executive Officer

    JOHN D. WITHROW
    Retired President and Chief
      Operating Officer,
      Lectron Products Inc.

    AUDIT COMMITTEE
    JOHN F. MANGOLD, Chairman
    ARBIE R. THALACKER
    JOHN D. WITHROW

    TRANSFER AGENT AND
      REGISTRAR
    STATE STREET BANK AND TRUST COMPANY

    AUDITORS
    DELOITTE & TOUCHE LLP

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR 1994 WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST. REQUESTS ARE TO BE SENT TO VICE PRESIDENT-FINANCE, DETREX CORPORATION, 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN 48075.

                               DETREX CORPORATION

  GENERAL OFFICES -- 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN
                                     48075
--------------------------------------------------------------------------------

          MAILING ADDRESS -- P.O. BOX 5111, SOUTHFIELD, MI 48086-5111

                           Telephone: (810) 358-5800