Form 10-K405, Exhibit 13
period 1995-12-31
DETREX CORPORATION
filed 1996-03-29
CIK 28372

                                                                      EXHIBIT 13

                      DETREX CORPORATION AND SUBSIDIARIES

                                      1995
                                 ANNUAL REPORT

                                      ------------------------------------------

                                                        DETREX
                                                     CORPORATION

                                                  1995 ANNUAL REPORT

                                      ------------------------------------------

HIGHLIGHTS(1)

                                                 1995              1994              1993
                                              -----------      ------------      ------------
Net sales...................................  $93,596,000      $100,096,000      $105,578,000
Net loss....................................   (1,869,000)       (5,639,000)       (1,570,000)
Loss per common share.......................        (1.18)            (3.56)             (.99)
Stockholders' equity per common share.......        10.67             11.85             15.42
Additions to land, buildings and equipment
  (including capital leases)................    2,662,000         2,860,000         2,434,000
Current ratio...............................     1.3 to 1          1.3 to 1          1.5 to 1
Number of stockholders......................          425               477               544
Number of employees.........................          347               367               388(2)

(1) This information should be considered in conjunction with the Consolidated Financial Statements and Management's
    Discussion and Analysis.

(2) Represents number of employees at January 1, 1994.

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

TO OUR SHAREHOLDERS:

     1995 was a year of mixed results for Detrex. While the lack of earnings was a disappointment, we invested significant expense and effort in positioning the organization for profitability in the years to come.

     During 1995 the Company took significant actions to position Detrex for a return to profitability in 1996. We developed new marketing strategies, strengthened the sales organization, improved our quality and cost structure, streamlined our organization and implemented a new top management team. Non-recurring costs of approximately $1.0 million were incurred which included costs related to disbanding corporate functions in marketing and sales, commercial development, operations and engineering. This reorganization will shift the management focus of the company to the individual business units close to our customers, employees and suppliers. I feel we now have a strong management team which will lead Detrex into the next century.

     Detrex incurred a net loss of $1,869,000 for the year ended December 31, 1995 compared to a net loss of $5,639,000 for the year ended December 31, 1994. Changing environmental laws reduced the market for some of our solvent-based products and equipment which resulted in losses for both the equipment division and the solvent and environmental services division. We have taken steps to compensate for adverse market developments and expect significantly improved performance from these units during the coming year. In 1995, we achieved operating profitability in our five other business units. Our plastic pipe subsidiary, our lubricant additive subsidiary, our industrial furnace division, our paint subsidiary and our analytical laboratory all made a positive profit contribution and I expect continued growth and performance from these units in the future.

     During the year we improved cash management through working capital management techniques and tight capital expenditure control. As a result, we paid off $3.5 million in long term debt and environmental obligations and re-invested $3.9 million in the business through R&D and capital expenditures while keeping the increase in short term borrowing to $3.0 million. Actions were taken to improve the cash position by filing for tax refunds which will result in additional cash of $3.0 million in 1996.

     During the past year we positioned Detrex for a return to profitability. I thank all of our employees for their support and dedication to making this a successful company. While many challenges remain ahead, I believe we have the right team to return Detrex to the position it once held in the market place.

                                                   William C. King
                                           Chairman and Chief Executive Officer

          --------------- INDEPENDENT AUDITORS' REPORT ---------------

                                            ------------------------------------
                                            Suite 900
                                            600 Renaissance Center
Deloitte & Touche LLP Letterhead            Detroit, Michigan 48243-1704

To the Board of Directors and Stockholders of Detrex Corporation

We have audited the accompanying consolidated balance sheets of Detrex Corporation and its subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Detrex Corporation and its subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

February 21, 1996
(March 22, 1996 as to Note 5)

Deloitte & Touche Logo

DETREX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

                                                   1995              1994              1993
                                                -----------      ------------      ------------
NET SALES....................................   $93,595,645      $100,096,443      $105,578,469

Cost of sales................................    72,373,603        77,640,002        80,461,988
Selling, general and administrative
  expenses...................................    20,010,203        18,404,812        22,625,345
Provision for depreciation and
  amortization...............................     3,393,721         3,405,273         4,241,314
Provision for plant closing and
  restructuring..............................       --                --              4,158,794
Provision for environmental reserve..........       100,039         8,500,000         4,230,007
Other (income) expense -- net................      (689,350)         (494,384)          (46,079)
Minority interest............................       242,110           262,488           164,456
Interest expense.............................       886,106           681,920           979,938
Gain on sale of Industrial Chemical
  Specialties Division.......................       --                --             (9,123,114)
                                                -----------      ------------      ------------
LOSS BEFORE INCOME TAXES.....................    (2,720,787)       (8,303,668)       (2,114,180)
Credit for income taxes......................      (851,484)       (2,664,788)         (544,501)
                                                -----------      ------------      ------------
NET LOSS.....................................    (1,869,303)       (5,638,880)       (1,569,679)
RETAINED EARNINGS AT BEGINNING OF YEAR.......    15,573,757        21,212,637        22,782,316
                                                -----------      ------------      ------------
RETAINED EARNINGS AT END OF YEAR.............   $13,704,454      $ 15,573,757      $ 21,212,637
                                                ===========      ============      ============
PER COMMON SHARE:
NET LOSS.....................................        $(1.18)           $(3.56)           $(0.99)
                                                     ======            ======            ======

See Notes to Consolidated Financial Statements.

DETREX CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31

ASSETS                                                              1995             1994
                                                                 -----------      -----------
CURRENT ASSETS:
Cash and cash equivalents.....................................   $ 2,764,360      $ 2,015,962
Accounts receivable (less allowance for uncollectible accounts
  of $459,000 in 1995 and $330,000 in 1994)...................    13,956,017       18,059,177
Refundable U.S. income taxes..................................     3,040,772          --
Inventories...................................................     8,437,505        8,977,084
Prepaid expenses and other....................................       978,819          835,256
Deferred income taxes.........................................     1,991,087        1,945,401
                                                                 -----------      -----------
       TOTAL CURRENT ASSETS...................................    31,168,560       31,832,880

LAND, BUILDINGS AND EQUIPMENT:
Land..........................................................       993,602        1,032,102
Buildings and improvements....................................    15,914,676       18,668,472
Machinery and equipment.......................................    28,668,642       31,768,126
Construction in progress......................................       762,885          242,708
                                                                 -----------      -----------
                                                                  46,339,805       51,711,408
Less allowance for depreciation and amortization..............    26,203,114       29,258,155
                                                                 -----------      -----------
       LAND, BUILDINGS AND EQUIPMENT -- NET...................    20,136,691       22,453,253
LAND, BUILDINGS AND EQUIPMENT HELD FOR SALE OR LEASE..........     2,664,773        1,187,889
PREPAID PENSIONS..............................................     1,226,348        1,121,169
DEFERRED INCOME TAXES.........................................     1,412,973        4,179,815
OTHER ASSETS..................................................     1,049,376          999,840
                                                                 -----------      -----------
                                                                 $57,658,721      $61,774,846
                                                                 ===========      ===========

See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY                                1995             1994
                                                                 -----------      -----------
CURRENT LIABILITIES:
Loans payable -- short-term...................................   $ 8,500,000      $ 5,500,000
Current maturities of long-term debt and capital leases.......       606,779        1,848,080
Accounts payable..............................................     9,007,603       11,765,191
Environmental reserve.........................................     1,527,000        1,548,000
Accrued compensation..........................................       643,089          822,650
Accrued expenses -- non active locations......................       558,319          736,446
Other accruals................................................     4,008,678        2,644,769
                                                                 -----------      -----------
       TOTAL CURRENT LIABILITIES..............................    24,851,468       24,865,136
LONG-TERM PORTION OF CAPITAL LEASE OBLIGATIONS................       518,258          701,505
ACCRUED POSTRETIREMENT BENEFITS...............................     3,985,885        3,636,316
ENVIRONMENTAL RESERVE.........................................     8,681,199       11,042,937
MINORITY INTEREST.............................................     1,586,221        1,554,112
ACCRUED PENSION...............................................     1,142,388        1,212,235
STOCKHOLDERS' EQUITY:
Common capital stock, $2 par value, authorized 4,000,000
  shares, outstanding 1,583,414 shares........................     3,166,828        3,166,828
Additional paid-in capital....................................        22,020           22,020
Retained earnings.............................................    13,704,454       15,573,757
                                                                 -----------      -----------
       TOTAL STOCKHOLDERS' EQUITY.............................    16,893,302       18,762,605
                                                                 -----------      -----------
                                                                 $57,658,721      $61,774,846
                                                                 ===========      ===========

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
CONSOLIDATED STATEMENTS
OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

                                                              1995              1994              1993
                                                           -----------       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Loss............................................   $(1,869,303)      $(5,638,880)      $(1,569,679)
                                                           -----------       -----------       -----------
    Adjustments to reconcile net loss to net cash
         provided by operating activities:
         Gain on sale of Industrial Chemical Specialties
             Division...................................       --                --             (9,123,114)
         Depreciation and amortization..................     3,393,721         3,405,273         4,241,314
         (Gain) Loss on sale or write-off of buildings,
             machinery and equipment....................      (189,066)         (209,102)        1,487,718
         Deferred income taxes..........................     2,721,155        (3,067,559)         (908,595)
         Changes to operating assets and liabilities
             that provided (used) cash:
           Accounts receivable..........................     4,103,160        (1,329,201)       (2,653,599)
           Refundable U.S. income taxes.................    (3,040,772)          --                --
           Inventories..................................       509,579        (1,508,571)        1,961,297
           Prepaid expenses and other...................      (248,742)           12,685           165,504
           Other assets.................................      (133,535)          (52,426)           99,137
           Accounts payable.............................    (2,757,588)        1,552,158         2,194,204
           Environmental reserve........................    (2,382,738)        7,590,937         2,813,484
           Accrued compensation.........................      (179,561)         (162,265)          (13,296)
           Postretirement benefits......................       349,569           322,034           293,447
           Accrued expenses -- non active locations.....      (178,127)       (1,893,697)        2,230,143
           Net assets and liabilities of Industrial
               Chemical Specialties Division............       --                --               (876,886)
           Other accruals...............................     1,326,172          (270,543)          571,071
                                                           -----------       -----------       -----------
             TOTAL ADJUSTMENTS..........................     3,293,227         4,389,723         2,481,829
                                                           -----------       -----------       -----------
             NET CASH PROVIDED BY (USED IN) OPERATING
                  ACTIVITIES............................     1,423,924        (1,249,157)          912,150
                                                           -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures................................    (2,095,379)       (2,200,669)       (1,463,843)
    Proceeds from disposal of machinery and
         equipment......................................       235,321           309,036           --
    Proceeds from sale of Industrial Chemical
         Specialties Division...........................       --              1,650,000        10,000,000
                                                           -----------       -----------       -----------
             NET CASH PROVIDED BY (USED IN) INVESTING
                  ACTIVITIES............................    (1,860,058)         (241,633)        8,536,157
                                                           -----------       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Bank borrowings.....................................     3,000,000         3,500,000           --
    Repayment of long-term debt.........................    (1,000,000)       (2,001,361)       (1,008,128)
    Repayment of short-term debt........................       --                --             (6,400,000)
    Principal payments under capital lease
         obligations....................................      (815,468)         (872,011)         (905,053)
    Common stock issued.................................       --                 28,020           --
                                                           -----------       -----------       -----------
             NET CASH PROVIDED BY (USED IN) FINANCING
                  ACTIVITIES............................     1,184,532           654,648        (8,313,181)
                                                           -----------       -----------       -----------
Net increase (decrease) in cash and cash equivalents....       748,398          (836,142)        1,135,126
Cash and cash equivalents at beginning of year..........     2,015,962         2,852,104         1,716,978
                                                           -----------       -----------       -----------
Cash and cash equivalents at end of year................   $ 2,764,360       $ 2,015,962       $ 2,852,104
                                                           ===========       ===========       ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
         Interest.......................................   $   771,564       $   633,767       $ 1,031,948
         Income taxes...................................   $   284,579       $   261,825       $   228,298
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
    Capital lease obligations incurred in connection
      with the acquisition of equipment.................   $   566,628       $   658,967       $   970,265
    Capital lease terminations..........................   $   175,708       $    90,220       $   808,587

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND CUSTOMER CONCENTRATION

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

     All of the Company's business units operate in highly competitive markets which are mainly national in scope, although some business is done internationally by its lubricants subsidiary and its plastic pipe subsidiary. Generally, for all products there are numerous competitors with no one company or a small number of companies being dominant. The Company operates in niche markets and its principal methods of competition in various markets include service, price and quality, depending on the market serviced. No material part of the business is dependent upon a single customer or a few customers and therefore vulnerability from this aspect is not a factor. However, certain of the Company's business units sell primarily to automotive or automotive related companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Financial Statements

     The consolidated financial statements comprise those of the Company and its subsidiaries. All balances and transactions between the companies have been eliminated. Certain amounts for 1993 and 1994 have been reclassified to conform with 1995 classifications.

     Inventories and Accounts Receivable

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

     Contract retentions of $984,000 in 1995 and $671,000 in 1994 are included in accounts receivable.

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

     Research and Development

     Research and development costs are charged to operations as incurred. Research and development costs for 1995, 1994 and 1993 were approximately $1,272,000, $1,784,000, and $2,532,000, respectively.

     Loss Per Common Share

     Loss per common share is based upon the average number of common shares outstanding during the year. Shares subject to stock options are not considered in per share calculations since the Company is in a loss position and the effect would be antidilutive.

     Cash Flows

     For purposes of the consolidated statements of cash flows, cash equivalents are defined as short-term highly-liquid investments with a maturity of three months or less at date of purchase.

     Fair Value of Financial Instruments

     The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and debt under the Revolving Credit Agreement approximated fair values.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVENTORIES

     Inventories at December 31 consist of the following:

                                  1995           1994
                               -----------    ----------
Raw materials...............   $ 2,861,900    $2,279,750
Work in progress............     1,989,115     1,971,608
Finished goods..............     4,897,266     4,914,802
Less: Progress billings on
  work in progress..........    (1,310,776)     (189,076)
                               -----------    ----------
                               $ 8,437,505    $8,977,084
                               ===========    ==========

     The excess of current cost over the stated last-in, first-out value is approximately $1,855,000 and $2,280,000 at December 31, 1995 and 1994. As a result of liquidating inventories carried at costs incurred in prior years, the Company's 1995 net loss before income taxes was decreased by $502,000.

4. CAPITAL AND OPERATING LEASES

     Capitalized lease assets (primarily automobiles, trucks and lab equipment) included in machinery and equipment at December 31 are as follows:

                                   1995          1994
                                ----------    ----------
Machinery and equipment......   $3,081,776    $3,930,407
Accumulated amortization.....    1,654,301     2,067,052
                                ----------    ----------
Leased assets -- net.........   $1,427,475    $1,863,355
                                ==========    ==========

     Rent expense applicable to operating leases for 1995, 1994 and 1993 was $569,000, $925,000 and $974,000, respectively.

     Minimum annual lease payments for leases in effect at December 31, 1995 are as follows:

Minimum Lease Payments:            Capital     Operating
                                ----------    ----------
     1996....................   $  707,157    $  495,536
     1997....................      382,131       419,674
     1998....................      148,422       392,305
     1999....................       56,181       297,096
     2000....................       18,168        99,565
     2001 and thereafter.....       --           195,000
                                ----------    ----------
Total minimum lease
  payments...................    1,312,059    $1,899,176
                                              ==========
Less amount representing
  estimated executory costs
  (such as taxes, maintenance
  and insurance) and profit
  thereon included in total
  minimum lease payments.....       79,343
                                ----------
Net minimum lease payments...    1,232,716
Less amount representing
  interest...................      107,679
                                ----------
Present value of net minimum
  lease payments.............    1,125,037
Less current portion.........      606,779
                                ----------
Non-current portion..........   $  518,258
                                ==========

5. REVOLVING CREDIT AGREEMENT

     On March 11, 1994, the Company entered into a three year Revolving Credit Agreement (the Agreement). The Agreement provides for a credit facility of up to $12.0 million collateralized by the Company's inventory and accounts receivable. The terms of the Agreement contain, among other provisions, requirements for maintaining defined levels of tangible net worth and various financial statement ratios, including working capital and debt to equity ratios, and a cash flow ratio.

     At December 31, 1995, the Company was not in compliance with certain provisions contained in the Agreement. However, the Company has received a commitment letter which will amend the existing Agreement. The amendment to the Agreement will contain revised covenants which the Company expects to be in compliance with during 1996. It is anticipated that the amendment will be finalized by April 30, 1996.

     The weighted average interest rate for short term borrowings for the year ended December 31, 1995 was 8.10% compared to 7.94% for the year ended December 31, 1994 and 5.66% for the year ended December 31, 1993.

6. INCOME TAXES

     The net credit for income taxes, calculated in accordance with SFAS No. 109 for 1995, 1994 and 1993, included the following components:

                           1995           1994          1993
                        -----------    -----------    ---------
Current for tax
  purposes:
  Federal............   $(3,851,066)   $   --         $  41,658
  State and local....       278,427        336,199      322,871
                        -----------    -----------    ---------
    Total Current....    (3,572,639)       336,199      364,529
                        -----------    -----------    ---------
Deferred income
  taxes:
  Federal............     2,609,310     (2,647,688)    (732,912)
  State and local....       111,845       (353,299)    (176,118)
                        -----------    -----------    ---------
    Total Deferred...     2,721,155     (3,000,987)    (909,030)
                        -----------    -----------    ---------
Credit for income
  taxes..............   $  (851,484)   $(2,664,788)   $(544,501)
                        ===========    ===========    =========

     Deferred tax assets (liabilities) at December 31, 1995 and 1994 relate to the following temporary differences and carryforwards:

                                             1995           1994
                                          -----------    -----------
Net operating loss carryforward........   $ 1,077,543    $ 2,119,710
Alternative minimum tax credit
  carryforward.........................       383,144        383,144
Accruals for:
  Postretirement benefits..............     1,526,195      1,392,345
  Environmental........................     3,908,719      4,821,070
  Restructuring........................       213,780        281,985
  Self insurance reserve...............       414,681        171,539
Inventory related......................       556,773        671,402
Other..................................       221,165        253,156
                                          -----------    -----------
    Gross deferred tax assets..........     8,302,000     10,094,351
                                          -----------    -----------
Valuation allowance....................      (467,000)       --
                                          -----------    -----------
Depreciation...........................    (2,788,135)    (2,749,520)
Undistributed earnings of the Company's
  DISC.................................    (1,234,345)    (1,050,586)
Pension................................      (130,911)       --
Other..................................      (277,549)      (169,029)
                                          -----------    -----------
    Gross deferred tax liabilities.....    (4,430,940)    (3,969,135)
                                          -----------    -----------
    Net deferred tax assets............   $ 3,404,060    $ 6,125,216
                                          ===========    ===========

     The Company has net operating loss carryforwards of $511,131, $1,669,081 and $989,032 that expire in 2006, 2007 and 2010, respectively.

     The reasons for the difference between the income tax provision and income taxes computed at 34% for 1995, 1994 and 1993 are summarized below:

                                  1995          1994          1993
                                ---------    -----------    ---------
Computed 'expected' tax
  provision...................  $(925,068)   $(2,823,247)   $(718,821)
State and local income taxes,
  net of federal tax
  benefit.....................    257,580        (14,193)      96,857
Nondeductible meal and
  entertainment expense.......     57,324         48,098       34,058
1992, 94 and 95 tax refund
  carryback tax rate
  differential................   (791,805)
Deferred tax asset valuation
  allowance...................    467,000
Other -- net..................     83,485        124,554       43,405
                                ---------    -----------    ---------
                                $(851,484)   $(2,664,788)   $(544,501)
                                =========    ===========    =========

     Since the Company has experienced pretax losses in recent years, the Company is not able to conclude that realization of all its deferred tax assets is more likely than not. Accordingly, the Company has provided a valuation allowance of $467,000. The valuation allowance will be adjusted when, in the opinion of management, significant positive evidence exists which indicates it is more likely than not that the Company will be able to realize the deferred tax assets. Such reduction in the valuation allowance, if any, will be reflected as a component of income tax expense in future years.

7. PENSION AND POSTRETIREMENT COSTS

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

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 7.25% and 4.0%, respectively, at December 31, 1995 and 8.5% and 4.0%, respectively, at December 31, 1994. The expected long-term rate of return on assets was 8.5% in both years. The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at December 31:

                                             1995           1994
                                          -----------    -----------
Actuarial present value of benefit
  obligations:
  Accumulated benefit obligations:
    Vested benefits....................   $22,094,843    $18,836,805
    Non-vested benefits................     1,042,117        659,032
                                          -----------    -----------
      Total............................   $23,136,960    $19,495,837
                                          ===========    ===========
Projected benefit obligations for
  service rendered to date.............   $25,360,581    $21,464,248
Plan assets at fair value -- primarily
  equity and fixed income bond funds...    27,923,010     25,204,658
                                          -----------    -----------
Excess of plan assets over projected
  benefit obligations..................     2,562,429      3,740,410
Unrecognized net asset at January 1,
  1986 being recognized principally
  over 15 years........................    (1,246,551)    (1,405,334)
Unrecognized net gain from past
  experience different from that
  assumed..............................    (1,102,264)    (2,316,447)
Additional minimum liability...........      (129,654)      (109,695)
                                          -----------    -----------
Net pension asset (liability)..........   $    83,960    $   (91,066)
                                          ===========    ===========

Net pension credit included the following components:

                                1995           1994           1993
                             -----------    -----------    -----------
Service cost-benefits
  earned during the year...  $   467,594    $   556,058    $   650,412
Interest cost on projected
  benefit obligations......    1,755,902      1,671,239      1,864,318
Actual return on plan
  assets...................   (4,310,407)       885,828     (2,962,981)
Net amortization and
  deferral.................    1,956,305     (3,366,137)       379,464
                             -----------    -----------    -----------
Net pension credit.........  $  (130,606)   $  (253,012)   $   (68,787)
                             ===========    ===========    ===========

     The Company has a 401(k) plan covering its salaried employees. Employees can contribute up to 15% of their salaries. The Company makes no contribution to this plan.

     Certain divisions and subsidiaries of the Company provide contributory defined benefit health care plans for retirees, subject to various conditions and limitations.

     Net periodic postretirement benefit costs included the following components:

                                      1995        1994        1993
                                    --------    --------    --------
Service cost-benefits attributed
  to service during the period...   $161,389    $156,144    $115,576
Interest cost on accumulated
  postretirement benefit
  obligation.....................    290,573     264,224     292,903
Amortization.....................      --          --          2,840
                                    --------    --------    --------
Net periodic postretirement
  benefit cost...................   $451,962    $420,368    $411,319
                                    ========    ========    ========

     The Company's postretirement plans are not funded. The status of the plans at December 31, 1995 and 1994 follows:

                                                1995          1994
                                             ----------    ----------
Accumulated postretirement benefit
  obligation:
  Retirees.................................  $1,866,703    $1,874,226
  Fully eligible active plan
    participants...........................     273,351       231,079
  Other active plan participants...........   1,596,113     1,545,580
  Unrecognized net loss....................     249,718       (14,569)
                                             ----------    ----------
    Total accrued postretirement
      benefits.............................  $3,985,885    $3,636,316
                                             ==========    ==========

     For measurement purposes, a 9.4% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995. The rate is assumed to decrease gradually over the next 8 years to 5.3% in 2002 and thereafter. The assumption for the health care cost trend rate has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1.0% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $630,200 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $86,300.

     The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1995, 8.5% at December 31, 1994 and 7.5% at December 31, 1993.

8. SALE OF INDUSTRIAL CHEMICAL SPECIALTIES DIVISION

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

9. PROVISION FOR PLANT CLOSINGS AND RESTRUCTURING

     In 1993, the Company phased out manufacturing of chemical equipment at its Bowling Green, Kentucky plant. This operation had a total before tax loss of approximately $6.1 million in 1993. The provision for plant closing and restructuring of $4.2 million reflects the amounts attributable to asset write-downs, termination pay, and the costs associated with the winding down of production.

10. OTHER INCOME -- NET

     Other income includes interest income of approximately $272,000, $46,000 and $42,000 for 1995, 1994 and 1993, respectively.

11. CONTINGENCIES

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

     The Company maintains a reserve for anticipated expenditures over the next several years in connection with remedial investigations, feasibility studies, remedial design, and remediation relating to the clean up of environmental contamination at several sites, including properties owned by the Company. The Company conducted a comprehensive review of its reserves during the fourth quarter of 1994 and added $8.5 million to this reserve. The total amount of the reserve at December 31, 1995 and 1994 is $10.2 and $12.6 million, respectively, which amounts were calculated without taking into consideration any possible insurance recoveries.

     The reserve described above includes a provision for the Company's anticipated share of remedial investigation and feasibility studies to determine sources of contamination and methods of remediation in the Fields Brook watershed referred to above, as well as a provision for costs that may be incurred in connection with remediation of the Fields Brook watershed and other sites. Some of these studies have been completed; others are ongoing. In many cases, the methods of remediation remain to be agreed upon.

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

12. PREFERRED STOCK

     The Company has authorized 1,000,000 shares of $2 par value preferred stock, issuable in series. No shares were issued or outstanding as of December 31, 1995, 1994 and 1993.

13. STOCK PURCHASE RIGHTS

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

14. STOCK OPTIONS

     On April 22, 1993, the shareholders of the Company approved the Corporation's 1993 Stock Option Plan (the Management Plan) and the Corporation's 1993 Stock Option Plan for Outside Directors (the Directors' Plan). Pursuant to the Management Plan and employment agreements, key executives have options outstanding totaling 23,000 shares, at December 31, 1995 and 106,000 shares at January 31, 1996. The 106,000 shares have exercise prices ranging from $5.00 to $9.50. Pursuant to the Directors' Plan, options for 21,000 shares in 1993 and 6,000 shares in both 1994 and 1995 have been granted at exercise prices ranging from $8.25 to $13.20. Options for 3,000 of these shares were exercised in 1994 at $9.34 a share.

     The total number of shares reserved for issuance upon exercise of options under the Management Plan is 150,000 shares and under the Directors' Plan is 50,000 shares. No options have expired under the Directors' Plan. Options for 75,000 shares were forfeited in 1995 under the Management Plan.

--------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Detrex Corporation and its consolidated subsidiaries (the Company) incurred a net loss of $1,869,000 for the year ended December 31, 1995, compared to a net loss of $5,639,000 for the year ended December 31, 1994 and a net loss of $1,570,000 for the year ended December 31, 1993. A tabular breakdown of results for the last three years reflects the following (in thousands):

                                                                 1995                  1994                  1993
                                                          ------------------    ------------------    ------------------
                                                          Income                Income                Income
                                                          (Loss)                (Loss)                (Loss)
                                                          Before       Net      Before       Net      Before       Net
                                                          Income     Income     Income     Income     Income     Income
                                                           Taxes     (Loss)      Taxes     (Loss)      Taxes     (Loss)
                                                          -------    -------    -------    -------    -------    -------
      Gain on sale of ICSD.............................   $ --       $ --       $    --    $    --    $ 9,123    $ 6,021
      Provision for plant closing and restructuring....     --         --            --         --     (4,159)    (2,745)
      Additions to environmental reserve...............      (100)       (66)    (8,500)    (5,600)    (4,230)    (2,790)
      Operations (excluding the above).................    (2,621)    (1,803)       196        (39)    (2,848)    (2,056)
                                                          -------    -------    -------    -------    -------    -------
        Total..........................................   $(2,721)   $(1,869)   $(8,304)   $(5,639)   $(2,114)   $(1,570)
                                                          =======    =======    =======    =======    =======    =======

     Footnotes 8 and 9 to the Consolidated Financial Statements explain the actions in 1993 to sell the Industrial Chemical Specialties Division (ICSD) and to phase out manufacturing of chemical equipment at the Company's Bowling Green, Kentucky plant.

     In 1995, the Company incurred a significant loss in its solvents and environmental services division, partially due to changing environmental laws. Also included in the 1995 loss are provisions for termination pay, legal claims and worker's compensation which totaled approximately $1.0 million dollars.

     In 1993, the Company began a review of its liabilities for environmental matters. Based on that review, the Company added $4.2 million to its environmental reserve. The Company indicated that certain remediation studies would become available in 1994 and as they became available, the Company would have a more complete basis for estimating anticipated remediation costs. Some of this information became available in the latter part of 1994 and served as a basis for a comprehensive review of environmental matters, including its own properties, in the fourth quarter of 1994. The result of that review was the $8.5 million addition to the environmental reserve referred to above. A minor adjustment of $0.1 million was made to the reserve in 1995. The Company will continue to analyze this reserve and make adjustments to reflect changes from updated or new studies and any other significant developments. For a more detailed explanation of the Company's liabilities for environmental matters, refer to Footnote 11 of the Consolidated Financial Statements.

COMPARATIVE OPERATING DATA (IN THOUSANDS)

                                                                      1995                1994                1993
                                                                 ---------------    ----------------    ----------------
                                                                   $         %         $         %         $         %
                                                                 ------    -----    -------    -----    -------    -----
      Net sales...............................................   93,596    100.0    100,096    100.0    105,578    100.0
      Gross margin............................................   21,222     22.7     22,456     22.4     25,116     23.8
      Selling, general and administrative expenses............   20,010     21.4     18,405     18.4     22,625     21.4
      Depreciation and amortization...........................    3,394      3.6      3,405      3.4      4,241      4.0
      Provision for plant closing and restructuring...........                           --       --      4,159      3.9
      Gain on sale of ICSD....................................                           --       --      9,123      8.6
      Net loss................................................   (1,869)    (2.0)    (5,639)    (5.6)    (1,570)    (1.5)

     1995 COMPARED TO 1994 -- In 1995, net sales decreased $6.5 million. The major reason for the decrease was a significant reduction in revenue at the Company's solvents and environmental services division, along with smaller decreases at the Company's industrial furnace division, its equipment division, and its paint subsidiary. The Company's plastic pipe and lubricant additives subsidiaries both had increases in revenue.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

     Gross margin in 1995 was approximately the same as in 1994. The small increase in the gross margin percentage was primarily attributable to margin improvements at the Company's lubricant additives subsidiary.

     The increase in selling, general and administrative expenses reflects a $500,000 provision for termination pay, increases in the provision for bad debts and increases in selling expenses at most of the Company's business units.

     The provision for depreciation and amortization is approximately the same as the prior year for all of the Company's major business units.

     Interest expense for 1995 was higher than in 1994 due to increased borrowings in 1995 and higher interest rates.

     The income tax credit for both 1995 and 1994 reflects a credit for federal income taxes, partially offset by state and local income tax expense. In addition, during 1995 a credit of $792,000 was recorded to reflect a rate differential resulting from the carry-back of certain components of prior year net operating losses to tax years in which the statutory rate was 46%.

     Since the Company has experienced pretax losses in recent years, the Company is not able to conclude that realization of all its deferred tax assets is more likely than not. Accordingly, the Company has provided a valuation allowance of $467,000. The valuation allowance will be adjusted when, in the opinion of management, significant positive evidence exists which indicates it is more likely than not that the Company will be able to realize the deferred tax assets. Such reduction in the valuation allowance, if any, will be reflected as a component of income tax expense in future years.

     The Company has net operating loss carryforwards of $3,169,244 at December 31, 1995, representing a federal income tax benefit of $1,077,543. The net operating loss carryforwards expire as follows:

                            2006           $ 511,131
                            2007           1,669,081
                            2010             989,032
                                          ----------
                            Total         $3,169,244
                                          ==========


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

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

     During 1995, the Company financed its operations by utilizing a combination of internally generated funds and net additional bank borrowings of $2.0 million. The Company paid the remaining $1.0 million due under its 9.04% term loan but increased borrowings under its Revolving Credit Agreement by $3.0 million. At December 31, 1995, the Company was not in compliance with certain provisions contained in its Revolving Credit Agreement.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

     The Company has received a commitment letter from its lead bank which, once formalized, will amend the existing Revolving Credit Agreement. It is expected that this amendment will be finalized by April 30th and will contain revised covenants which the Company expects to be in compliance with during 1996. With the amendment to the Revolving Credit Agreement in place, the Company intends to finance its operations by utilizing a combination of internally generated funds and borrowings under its Revolving Credit Agreement. The interest rate outlined in the commitment letter is prime rate plus one percent.

     Working capital was $6,317,000 at December 31, 1995, compared to $6,968,000 at December 31, 1994.

     The Company's capital expenditures (including capital leases) totaled $2,662,000 in 1995. This compares to $2,860,000 in 1994 and $2,434,000 in 1993.

     The Company made cash payments of $2.5 million that were charged to its Environmental Reserve in 1995. It is anticipated that cash expenditures for environmental matters will be reduced to approximately $1.5 million in 1996.

     The Company has paid no dividends since the second quarter of 1991 and cannot forecast when the dividend will be restored.

OTHER

     The Company will adopt Statement of Financial Accounting Standard (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and SFAS No. 123, Accounting for Stock-Based Compensation, in 1996. It is not expected that adoption of these Statements will have a significant impact on the Company's consolidated financial position or the results of operations.

SELECTED FINANCIAL DATA
(Dollars in thousands except per share amounts)

                                                              1995        1994        1993        1992         1991
                                                             -------    --------    --------     -------      -------
Net sales.................................................   $93,596    $100,096    $105,578     $96,754      $81,398
Income (loss) before accounting change....................    (1,869)     (5,639)     (1,570)     (2,981)      (7,018)
Cumulative effect of accounting change....................     --          --          --         (1,813)       --
Net income (loss).........................................    (1,869)     (5,639)     (1,570)     (4,794)(1)   (7,018)
Earnings (loss) per common share before accounting
  change..................................................     (1.18)      (3.56)       (.99)      (1.88)       (4.44)
Cumulative effect of accounting change per common share...     --          --          --          (1.15)       --
Earnings (loss) per common share..........................     (1.18)      (3.56)       (.99)      (3.03)(1)    (4.44)
Dividends per common share................................     --          --          --          --             .30
Total assets..............................................    57,659      61,775      59,052      59,662       58,113
Net working capital.......................................     6,317       6,968      10,721       8,164       11,260
Capital expenditures......................................     2,095       2,201       1,464       2,166        3,956
Long-term debt............................................       518         702       3,030       4,602        5,360
Stockholders' equity......................................    16,893      18,763      24,373      25,943       30,737
Stockholders' equity per common share.....................     10.67       11.85       15.42       16.42        19.45
Number of employees.......................................       347         367         388(2)      495          447
Percentages to net sales:
     Gross margin.........................................      22.7        22.4        23.8        23.7         23.3
     Net income (loss)....................................      (2.0)       (5.6)       (1.5)       (5.0)(1)     (8.6)
Net income (loss) as a percent of:
     Average total assets.................................      (3.1)       (9.3)       (2.6)       (8.1)(1)    (11.7)
     First of year stockholders' equity...................     (10.0)      (23.1)       (6.1)      (15.6)(1)    (18.4)
Current ratio.............................................       1.3         1.3         1.5         1.4          1.7

NOTES FOR SELECTED FINANCIAL DATA

(1) Includes a one time charge of $1,812,600 reflecting the adoption of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, effective January 1, 1992.

(2) At January 1, 1994.

                   PRODUCTS OF DETREX AND DETREX SUBSIDIARIES

 CHEMICALS DIVISION                           EQUIPMENT DIVISION                HARVEL PLASTICS, INC.
 P.O. BOX 1398,                               325 EMMETT AVENUE,                P.O. BOX 757,
   ASHTABULA, OHIO 44004                        BOWLING GREEN,                    EASTON, PENNSYLVANIA 18042
 C.U. GUY, General Manager                        KENTUCKY 42101                E. E. WISMER, President
 N-Methyl Pyrrole and Pyrrole                 B. B. RUSSELL, Business           Rigid PVC Plastic Pipe
 Semi-conductor Grade                           Manager                           (Normal Impact)
   Hydrochloric Acid                          Aqueous and Semi-Aqueous            (High Impact)
 Pharmaceutical Intermediates                   Equipment                       Solid Bar, Heavy Wall Tubular Stock,
                                              Electronic Component Cleaning       Angle Stock, Custom Extrusions
 SOLVENTS AND                                   and Defluxing Machines
 ENVIRONMENTAL SERVICES                                                         SEIBERT-OXIDERMO, INC.
 DIVISION                                     PACIFIC INDUSTRIAL                16255 WAHRMAN,
 24901 NORTHWESTERN HWY,                      FURNACE DIVISION                    ROMULUS, MICHIGAN
      SUITE 512                               26000 CAPITOL AVENUE,                 48174
   SOUTHFIELD, MICHIGAN                         REDFORD TWP.,                   D.A. CHURCH, President
      48075                                       MICHIGAN 48239                Industrial and Automotive Coatings
 D.R. CRANDELL, Division President            J.T. O'NEAL, General Manager      Conductive Primers for Rigid and
 Virgin or Recycled Solvents                  Industrial Furnaces                 Flexible Plastics
 Solvent Reclamation and                      Automation Equipment              Adhesion Promoters for Plastics
   Waste Management                                                             Automotive Parts Enamels
                                                                                Solvent and Water-Borne Coatings
 RTI LABORATORIES DIVISION
 31628 GLENDALE,                                                                THE ELCO CORPORATION
   LIVONIA, MICHIGAN                                                            1000 BELT LINE ST.,
      48050                                                                       CLEVELAND, OHIO 44109
 J. G. SINGH, General Manager                                                   R.D. WYVILL, President
 Analytical Laboratory Services                                                 Petroleum Additives for
                                                                                  Hydraulic Fluids, Industrial
                                                                                  Gear Oils, Greases and
                                                                                  Metalworking Fluids

SUPPLEMENTARY INFORMATION (Unaudited)
Selected Quarterly Data (Thousands of dollars except per share amounts)

                                                1995 Quarters                                 1994 Quarters
                                   ----------------------------------------      ----------------------------------------
                                     4th        3rd        2nd        1st          4th        3rd        2nd        1st
                                   -------    -------    -------    -------      -------    -------    -------    -------
Net sales.......................   $21,341    $25,172    $22,480    $24,603      $25,566    $25,017    $26,142    $23,371
Gross margin on sales...........     4,918      5,439      5,262      5,603        5,510      5,533      6,181      5,232
Net income (loss)...............      (970)      (192)      (339)      (368)      (5,894)        46        323       (114)
Common share....................      (.62)      (.12)      (.21)      (.23)       (3.72)       .03        .20       (.07)
Stock price range(1)
  High..........................         6 3/4      7 1/2      9 1/2     10 1/2       13         13 3/8     11 7/8     12 1/4
  Low...........................         3 1/2      5 3/4      6 3/4      7 1/2       10 1/4     11 1/8     11         10 1/4

(1) Stock price range was obtained from NASDAQ quotations.

DIRECTORS                                       OFFICERS

BRUCE W. COX                                    W. C. KING
President, B. W. Cox Company,                   Chairman and Chief Executive
  Manufacturers Representative                    Officer

                                                T. E. MARK
ROBERT A. EMMETT, III                           President and Chief Operating
Partner, Reed Smith Shaw & McClay,                Officer
  Attorneys, Washington, D.C.
                                                G. J. ISRAEL
WILLIAM C. KING                                 Vice President-Finance,
Chairman and Chief Executive Officer              Treasurer and Chief Financial
                                                  Officer
JOHN F. MANGOLD
Manufacturing Consultant                        J. F. SCHATT
                                                Vice President-Administration
THOMAS E. MARK
President and Chief Operating Officer           R. M. CURRIE
                                                Secretary and General Counsel
BENJAMIN W. McCLEARY
Partner, McFarland Dewey & Co.,                 E. R. RONDEAU
  Investment Bankers, New York City             Controller

ARBIE R. THALACKER
Partner, Shearman & Sterling,
  Attorneys, New York City

JOHN D. WITHROW
Retired President and Chief Operating Officer,
  Lectron Products Inc.

AUDIT COMMITTEE
JOHN F. MANGOLD, Chairman
ARBIE R. THALACKER
JOHN D. WITHROW

TRANSFER AGENT AND
  REGISTRAR
STATE STREET BANK AND TRUST COMPANY

AUDITORS
DELOITTE & TOUCHE LLP

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR 1995 WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST. REQUESTS ARE TO BE SENT TO VICE PRESIDENT-FINANCE, DETREX CORPORATION, 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN 48075.

                               DETREX CORPORATION

             GENERAL OFFICES -- 24901 NORTHWESTERN HWY., SUITE 500,
                           SOUTHFIELD, MICHIGAN 48075
--------------------------------------------------------------------------------

          MAILING ADDRESS -- P.O. BOX 5111, SOUTHFIELD, MI 48086-5111

                           Telephone: (810) 358-5800