Form 10-K405, Exhibit 13
period 1996-12-31
DETREX CORPORATION
filed 1997-03-24
CIK 28372

                                                                      EXHIBIT 13

                      DETREX CORPORATION AND SUBSIDIARIES


                       1996 ANNUAL REPORT TO SHAREHOLDERS

                                      ------------------------------------------

                                                        DETREX
                                                     CORPORATION

                                                  1996 ANNUAL REPORT

                                      ------------------------------------------

HIGHLIGHTS(1)

                                                  1996              1995               1994
                                               -----------       -----------       ------------
Net sales....................................  $96,825,000       $94,302,000       $100,096,000
Net income (loss)............................      415,000        (1,869,000)        (5,639,000)
Income (loss) per common share...............          .26             (1.18)             (3.56)
Stockholders' equity per common share........        10.93             10.67              11.85
Additions to land, buildings and equipment
  (including capital leases).................    3,110,000         2,662,000          2,860,000
Current ratio................................     1.4 to 1          1.3 to 1           1.3 to 1
Number of stockholders.......................          387               425                477
Number of employees..........................          345               347                367

(1) This information should be considered in conjunction with the Consolidated Financial Statements and Management's
    Discussion and Analysis.
--------------------------------------------------------------------------------

DETREX GROUP OF COMPANIES(1)

    -- Detrex Corporation -- a specialty chemicals company

       - Equipment Division -- designs, engineers and sells industrial parts cleaning equipment

       - Solvents Division -- distributes and recycles parts cleaning solvents and disposes industrial wastes

       - RTI Laboratories -- provides analytical and environmental laboratory services

       - Automation Division -- engineers and sells automation and material handling equipment

    -- Subsidiaries of Detrex Corporation

       - The Elco Corporation -- produces petroleum additives, pharmaceutical intermediates, and hydrochloric acid

       - Harvel Plastics, Inc. -- manufactures PVC and CPVC pipe and custom extrusions

       - Seibert-Oxidermo, Inc. -- produces industrial and automotive paint and other coatings

(1) For more information about the products of Detrex and its subsidiaries, see page 16 of this Annual Report or visit our Web Site at http://www.detrex.com

TO OUR SHAREHOLDERS:

     The year 1996 marked the return to profitability for Detrex. Your Company reported net income of $415,000, compared to a net loss of $1,869,000 for the year ended December 31, 1995. The year-to-year improvement in pre-tax earnings was $3,127,000 and $2,285,000 on an after-tax basis.

     This earnings improvement was generated through profitable performance in five of six business units. The Equipment Division, which had incurred losses for the last five years, returned to profitability on a significant increase in sales. Seibert-Oxidermo, our paint subsidiary, continued to provide solid results as several new customers were brought on stream. Elco, our lubricant additive subsidiary, generated the strongest performance in its history through improved responsiveness to customer needs. RTI, our laboratory analysis division, succeeded in generating a profit in spite of extremely competitive conditions in the environmental and analytical testing field. Harvel, our plastics pipe subsidiary, continued to deliver excellent performance by focusing on quality in its operations, products and customer service. The Solvents and Environmental Services Division continued to deal with adverse market developments which resulted in a loss for the year; however, the results were significantly improved from the prior year.

     During the year, we sold the industrial furnace division to a strategic buyer. This divestiture was designed to shape the Company around a core family of businesses and to generate funds for investment in growth opportunities for these businesses. The operations we now have are focused on customer needs in chemical related goods, services and equipment. Each business has a defined plan for servicing customers in its market niche; this includes identification of growth opportunities in our areas of expertise. In November, we initiated such a growth investment when we broke ground on a new plant in Ashtabula, Ohio. This plant will be utilized for increased production of zinc based lubricant additives targeted for industrial applications and is expected to be fully operational by the first quarter of 1998.

     We continue to pay close attention to cash management with working capital of $8.5 million at year-end, compared to $6.3 million at December 31, 1995. Our bank borrowing was reduced by $2.9 million while $4.2 million was reinvested in the business through R&D and capital expenditures. Our capital expenditures are focused on plant improvement projects and new business opportunities which generate strong returns.

     During 1996, the Detrex team achieved profitability by capitalizing on actions taken to improve the position of the Company. We successfully implemented a shift in management focus to the individual business units close to our customers, employees and suppliers. We now have a solid management team and a core set of businesses which represent the platform on which we will build the Detrex of the future. Our immediate goals are to increase shareholder value by continuing to achieve profitable performance, growing sales volume, and generating funds for investment in the business.

     We thank you and the entire Detrex family for the support given the management of the Company. With your backing, we are confident that we can grow the value of your Company.


             Thomas E. Mark                           William C. King
  President and Chief Operating Officer     Chairman and Chief Executive Officer

                         INDEPENDENT AUDITORS' REPORT

                                            ------------------------------------
                                            Suite 900
                                            600 Renaissance Center
Deloitte & Touche LLP Letterhead            Detroit, Michigan 48243-1704


To the Board of Directors and Stockholders of Detrex Corporation

We have audited the accompanying consolidated balance sheets of Detrex Corporation and its subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Detrex Corporation and its subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

February 27, 1997

Deloitte & Touche Logo

DETREX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

                                                                   1996              1995               1994
                                                                -----------       -----------       ------------
NET SALES...................................................    $96,825,436       $94,301,999       $100,096,443
Cost of sales...............................................     74,100,218        73,062,297         77,135,002
Selling, general and administrative expenses................     18,970,621        20,027,863         18,909,812
Provision for depreciation and amortization.................      3,188,758         3,393,721          3,405,273
Net environmental (income) expense..........................       (100,000)          100,039          8,500,000
Other (income) expense -- net...............................       (571,118)         (689,350)          (494,384)
Minority interest...........................................        280,014           242,110            262,488
Interest expense............................................        919,947           886,106            681,920
Gain on sale of Pacific Industrial Furnace Division.........       (368,985)          --                 --
                                                                -----------       -----------       ------------
INCOME (LOSS) BEFORE INCOME TAXES...........................        405,981        (2,720,787)        (8,303,668)
Credit for income taxes.....................................         (9,387)         (851,484)        (2,664,788)
                                                                -----------       -----------       ------------
NET INCOME (LOSS)...........................................        415,368        (1,869,303)        (5,638,880)
RETAINED EARNINGS AT BEGINNING OF YEAR......................     13,704,454        15,573,757         21,212,637
                                                                -----------       -----------       ------------
RETAINED EARNINGS AT END OF YEAR............................    $14,119,822       $13,704,454       $ 15,573,757
                                                                ===========       ===========       ============
PER COMMON SHARE:
NET INCOME (LOSS)...........................................           $.26            $(1.18)            $(3.56)
                                                                       ====            =======            =======

See Notes to Consolidated Financial Statements.

DETREX CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31

ASSETS
                                                                 1996              1995
                                                              -----------       -----------
CURRENT ASSETS:
Cash and cash equivalents...................................  $ 1,311,045       $ 2,764,360
Accounts receivable (less allowance for uncollectible
  accounts of $395,000 in 1996 and $459,000 in 1995)........   15,203,184        13,956,017
Note receivable.............................................    1,562,665           --
Refundable U.S. income taxes................................    1,003,827         3,040,772
Inventories.................................................    9,058,167         8,437,505
Prepaid expenses and other..................................      878,263           978,819
Deferred income taxes.......................................      759,063         1,991,087
                                                              -----------       -----------
       TOTAL CURRENT ASSETS.................................   29,776,214        31,168,560

LAND, BUILDINGS AND EQUIPMENT:
Land........................................................      993,602           993,602
Buildings and improvements..................................   15,938,390        15,914,676
Machinery and equipment.....................................   29,539,130        28,668,642
Construction in progress....................................      819,122           762,885
                                                              -----------       -----------
                                                               47,290,244        46,339,805
Less allowance for depreciation and amortization............   27,916,193        26,203,114
                                                              -----------       -----------
       LAND, BUILDINGS AND EQUIPMENT -- NET.................   19,374,051        20,136,691
LAND, BUILDINGS AND EQUIPMENT HELD FOR SALE OR LEASE........    2,820,125         2,664,773
PREPAID PENSIONS............................................    1,280,886         1,226,348
DEFERRED INCOME TAXES.......................................    1,367,265         1,412,973
OTHER ASSETS................................................      973,858         1,049,376
                                                              -----------       -----------
                                                              $55,592,399       $57,658,721
                                                              ===========       ===========

See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                   1996              1995
                                                                -----------       -----------
CURRENT LIABILITIES:
Loans payable...............................................    $ 5,627,453       $ 8,500,000
Current maturities of capital leases........................        385,366           606,779
Accounts payable............................................     11,123,341         9,007,603
Environmental reserve.......................................      1,027,000         1,527,000
Accrued compensation........................................        699,520           643,089
Other accruals..............................................      2,398,802         4,566,997
                                                                -----------       -----------
       TOTAL CURRENT LIABILITIES............................     21,261,482        24,851,468

LONG-TERM PORTION OF CAPITAL LEASE OBLIGATIONS..............        393,800           518,258
ACCRUED POSTRETIREMENT BENEFITS.............................      4,293,584         3,985,885
ENVIRONMENTAL RESERVE.......................................      9,244,297         8,681,199
ACCRUED PENSION AND OTHER...................................      1,344,330         1,142,388
MINORITY INTEREST...........................................      1,746,236         1,586,221

STOCKHOLDERS' EQUITY:
Common capital stock, $2 par value, authorized 4,000,000
  shares, outstanding 1,583,414 shares......................      3,166,828         3,166,828
Additional paid-in capital..................................         22,020            22,020
Retained earnings...........................................     14,119,822        13,704,454
                                                                -----------       -----------
       TOTAL STOCKHOLDERS' EQUITY...........................     17,308,670        16,893,302
                                                                -----------       -----------
                                                                $55,592,399       $57,658,721
                                                                ===========       ===========

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
CONSOLIDATED STATEMENTS
OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

                                                                 1996              1995              1994
                                                              -----------       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Income (Loss).......................................  $   415,368       $(1,869,303)      $(5,638,880)
                                                              -----------       -----------       -----------
    Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
      Depreciation and amortization......................       3,188,758         3,393,721         3,405,273
      (Gain) Loss on sale or write-off of buildings,
             machinery and equipment........................      107,488          (189,066)         (209,102)
      Deferred income taxes..............................       1,277,731         2,721,155        (3,067,559)
      Changes to operating assets and liabilities that
           provided (used) cash:
           Accounts receivable..............................   (1,247,167)        4,103,160        (1,329,201)
           Note receivable..................................   (1,562,665)          --                --
           Refundable U.S. income taxes.....................    2,036,945        (3,040,772)          --
           Inventories......................................     (620,662)          509,579        (1,508,571)
           Prepaid expenses and other.......................       46,018          (248,742)           12,685
           Other assets.....................................       20,761          (133,535)          (52,426)
           Accounts payable.................................    2,115,738        (2,757,588)        1,552,158
           Environmental reserve............................       63,098        (2,382,738)        7,590,937
           Accrued compensation.............................       56,431          (179,561)         (162,265)
           Postretirement benefits..........................      307,699           349,569           322,034
           Other accruals...................................   (1,806,234)        1,148,045        (2,164,240)
                                                              -----------       -----------       -----------
             TOTAL ADJUSTMENTS..............................    3,983,939         3,293,227         4,389,723
                                                              -----------       -----------       -----------
             NET CASH PROVIDED BY (USED IN) OPERATING
                  ACTIVITIES................................    4,399,307         1,423,924        (1,249,157)
                                                              -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures....................................   (2,664,387)       (2,095,379)       (2,200,669)
    Proceeds from disposal of machinery and equipment.......        1,615           235,321           309,036
    Proceeds from sale of Industrial Chemical Specialties
       Division.............................................      --                --              1,650,000
                                                              -----------       -----------       -----------
             NET CASH (USED IN) INVESTING ACTIVITIES........   (2,662,772)       (1,860,058)         (241,633)
                                                              -----------       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Bank borrowings.........................................      --              3,000,000         3,500,000
    Repayment of long-term debt.............................      --             (1,000,000)       (2,001,361)
    Repayment of short-term debt -- net.....................   (2,872,547)          --                --
    Principal payments under capital lease obligations......     (317,303)         (815,468)         (872,011)
    Common stock issued.....................................      --                --                 28,020
                                                              -----------       -----------       -----------
             NET CASH PROVIDED BY (USED IN) FINANCING
                  ACTIVITIES................................   (3,189,850)        1,184,532           654,648
                                                              -----------       -----------       -----------
Net increase (decrease) in cash and cash equivalents........   (1,453,315)          748,398          (836,142)
Cash and cash equivalents at beginning of year..............    2,764,360         2,015,962         2,852,104
                                                              -----------       -----------       -----------
Cash and cash equivalents at end of year....................  $ 1,311,045       $ 2,764,360       $ 2,015,962
                                                              ===========       ===========       ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
         Interest...........................................  $ 1,023,564       $   771,564       $   633,767
         Income taxes.......................................  $   223,044       $   284,579       $   261,825
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
    Capital lease obligations incurred in connection with
     the acquisition of equipment...........................  $   445,649       $   566,628       $   658,967
    Capital lease terminations..............................  $   152,931       $   175,708       $    90,220
    Sale of PIFCO...........................................  $ 1,562,665           --                --

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND CUSTOMER CONCENTRATION

     Detrex Corporation and its subsidiaries operate predominantly in a single industry: chemicals and allied products, services, and processes for use by manufacturing and service industries. The principal products include specialty chemicals, lubricant additives, pharmaceutical intermediates, cleaning solvents, hydrochloric acid, PVC and CPVC plastic pipe, industrial finishing materials and paints, automation equipment, degreasing equipment, and environmental and analytical laboratory services. The products are primarily sold by sales-service engineers and most sales are direct to industrial users.

     All of the Company's business units operate in highly competitive markets which are mainly national in scope, although approximately 12% of the Company's business is done internationally principally by its lubricants subsidiary and its plastic pipe subsidiary. Generally, for all products there are numerous competitors with no one company or a small number of companies being dominant. The Company operates in niche markets and its principal methods of competition in various markets include service, price and quality, depending on the market serviced. No material part of the business is dependent upon a single customer or a few customers and therefore vulnerability from this aspect is not a factor. However, certain of the Company's business units sell primarily to automotive or automotive related companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Financial Statements

     The consolidated financial statements comprise those of the Company and its subsidiaries. All balances and transactions between the companies have been eliminated. Certain amounts for 1994 and 1995 have been reclassified to conform with 1996 classifications.

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

     Revenue from most of the Company's equipment contracts is recognized using the completed contract method because the impact on results of operations does not differ materially from use of the percentage-of-completion method. Revenue from large equipment construction contracts is recognized using the percentage-of-completion method.

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

     Research and Development

     Research and development costs are charged to operations as incurred. Research and development costs for 1996, 1995 and 1994 were approximately $1,114,000, $1,272,000, and $1,784,000, respectively.

     Earnings (Loss) Per Common Share

     Earnings (loss) per common share is based upon the average number of common shares outstanding during the year. Shares subject to stock options are not considered in per share calculations since there is no dilutive effect.

     Cash Flows

     For purposes of the consolidated statements of cash flows, cash equivalents are defined as short-term highly-liquid investments with a maturity of three months or less at date of purchase.

     Fair Value of Financial Instruments

     The carrying values of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, and debt under the Revolving Credit Agreement approximated fair values.

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

3. INVENTORIES

     Inventories at December 31 consist of the following:

                                  1996           1995
                               -----------    -----------
Raw materials..............    $ 3,005,399    $ 2,861,900
Work in progress...........      1,785,310      1,989,115
Finished goods.............      5,768,376      4,897,266
Less: Progress billings on
  work in progress.........     (1,500,918)    (1,310,776)
                               -----------    -----------
                               $ 9,058,167    $ 8,437,505
                               ===========    ===========

     The excess of current cost over the stated last-in, first-out value is approximately $1,635,000 and $1,855,000 at December 31, 1996 and 1995. As a result of liquidating inventories carried at costs incurred in prior years, the Company's 1995 net loss before income taxes was decreased by $502,000.

4. CAPITAL AND OPERATING LEASES

     Capitalized lease assets (primarily automobiles, trucks and lab equipment) included in machinery and equipment at December 31 are as follows:

                                    1996          1995
                                 ----------    ----------
Machinery and equipment......    $2,140,025    $3,081,776
Accumulated amortization.....     1,151,240     1,654,301
                                 ----------    ----------
Leased assets -- net.........    $  988,785    $1,427,475
                                 ==========    ==========

     Rent expense applicable to operating leases for 1996, 1995 and 1994 was $565,000, $569,000 and $925,000, respectively.

     Minimum annual lease payments for leases in effect at December 31, 1996 are as follows:


Minimum Lease Payments:           Capital    Operating
                                 --------   ----------
     1997......................  $450,022   $  466,245
     1998......................   272,889      404,382
     1999......................   126,548      284,178
     2000......................    55,850      108,445
     2001......................    22,974       60,000
     2002 and thereafter.......     --         135,000
                                 --------   ----------
Total minimum lease payments...   928,283   $1,458,250
                                            ==========
Less amount representing
  interest.....................   149,117
                                 --------
Present value of net minimum
  lease payments...............   779,166
Less current portion...........   385,366
                                 --------
Non-current portion............  $393,800
                                 ========

5. REVOLVING CREDIT AGREEMENT AND TERM LOAN

     The Company finalized a new Credit Agreement (the Agreement) with Comerica Bank on June 13, 1996. The Agreement provides for a credit facility of up to $12.0 million, collateralized by the Company's inventory, accounts receivable, certain fixed assets, and stock of subsidiaries. The Agreement contains, among other provisions, requirements for maintaining defined levels of tangible net worth and various financial statement ratios. Interest under the Agreement is based on the prime interest rate. The Company has received a commitment from Comerica Bank to extend the current facility to May 1, 1998. The commitment also provides for an additional $2.0 million Term Loan facility.

     The weighted average interest rate for short term borrowings under the Agreement for the year ended December 31, 1996 was 10.07%, compared to 8.10% for the year ended December 31, 1995 and 7.94% for the year ended December 31, 1994.

6. INCOME TAXES

     The net credit for income taxes, calculated in accordance with SFAS No. 109 for 1996, 1995 and 1994, included the following components:





                               1996          1995          1994
                            -----------   -----------   -----------
Current for tax purposes:
  Federal.................  $(1,146,060)  $(3,851,066)  $   --
  State and local.........       74,381       278,427       336,199
                            -----------   -----------   -----------
    Total Current.........   (1,071,679)   (3,572,639)      336,199
                            -----------   -----------   -----------
Deferred income taxes:
  Federal.................      948,152     2,609,310    (2,647,688)
  State and local.........      114,140       111,845      (353,299)
                            -----------   -----------   -----------
    Total Deferred........    1,062,292     2,721,155    (3,000,987)
                            -----------   -----------   -----------
Credit for income taxes...  $    (9,387)  $  (851,484)  $(2,664,788)
                            ===========   ===========   ===========

     Deferred tax assets (liabilities) at December 31, 1996 and 1995 relate to the following temporary differences and carryforwards:

                                              1996           1995
                                           -----------    -----------
Net operating loss carryforward........    $ 1,049,617    $ 1,077,543
Alternative minimum tax credit
  carryforward.........................        383,144        383,144
Accruals for:
  Postretirement benefits..............      1,644,013      1,526,195
  Environmental........................      3,932,879      3,908,719
  Restructuring........................         43,268        213,780
  Self insurance reserve...............        187,621        414,681
Inventory related......................        460,635        556,773
Other..................................        225,875        221,165
                                           -----------    -----------
    Gross deferred tax assets..........      7,927,052      8,302,000
                                           -----------    -----------
Valuation allowance....................       (467,000)      (467,000)
                                           -----------    -----------
Depreciation...........................     (2,919,663)    (2,788,135)
Undistributed earnings of the Company's
  DISC.................................     (1,484,017)    (1,234,345)
Insurance Refund.......................       (344,610)       --
Other..................................       (585,434)      (408,460)
                                           -----------    -----------
    Gross deferred tax liabilities.....     (5,333,724)    (4,430,940)
                                           -----------    -----------
    Net deferred tax assets............    $ 2,126,328    $ 3,404,060
                                           ===========    ===========

     The Company has net operating loss carryforwards of $511,131, $1,669,081, $789,891 and $117,006 that expire in 2006, 2007, 2010 and 2011, respectively.

     The reasons for the difference between the income tax provision and income taxes computed at 34% for 1996, 1995 and 1994 are summarized below:

                                  1996         1995          1994
                                ---------    ---------    -----------
Computed 'expected' tax
  provision...................  $ 138,034    $(925,068)   $(2,823,247)
State and local income taxes,
  net of federal tax
  benefit.....................    124,424      257,580        (14,193)
Nondeductible meal and
  entertainment expense.......     63,504       57,324         48,098
Tax refund carryback tax rate
  differential................   (364,319)    (791,805)
Deferred tax asset valuation
  allowance...................     --          467,000
Other -- net..................     28,970       83,485        124,554
                                ---------    ---------    -----------
                                $  (9,387)   $(851,484)   $(2,664,788)
                                =========    =========    ===========

     In 1995, the Company established a valuation allowance of $467,000 against its deferred tax assets. The Company is continuing to evaluate the need for the valuation reserve.

7. LAND, BUILDINGS AND EQUIPMENT HELD FOR SALE OR LEASE

     In 1993, the Company sold one division and outsourced manufacturing at another location. As a result, the Company has two facilities available for sale or lease. Neither facility is currently utilized and the Company is actively pursuing the sale or lease of both.

8. PENSION AND POSTRETIREMENT COSTS

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

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 7.50% and 4.0%, respectively, at December 31, 1996 and 7.25% and 4.0%, respectively, at December 31, 1995. The expected long-term rate of return on assets was 8.5% in both years. The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at December 31:

                                              1996           1995
                                           -----------    -----------
Actuarial present value of benefit
  obligations:
  Accumulated benefit obligations:
    Vested benefits....................    $23,253,400    $22,094,843
    Non-vested benefits................      1,065,066      1,042,117
                                           -----------    -----------
      Total............................    $24,318,466    $23,136,960
                                           ===========    ===========
Projected benefit obligations for
  service rendered to date.............    $26,515,239    $25,360,581
Plan assets at fair value -- primarily
  equity and fixed income bond funds...     29,678,284     27,923,010
                                           -----------    -----------
Excess of plan assets over projected
  benefit obligations..................      3,163,045      2,562,429
Unrecognized net asset at January 1,
  1986 being recognized principally
  over 15 years........................       (950,426)    (1,246,551)
Unrecognized net gain from past
  experience different from that
  assumed..............................     (1,888,671)    (1,102,264)
Additional minimum liability...........       (156,892)      (129,654)
                                           -----------    -----------
Net pension asset (liability)..........    $   167,056    $    83,960
                                           ===========    ===========

Net pension credit included the following components:

                                1996           1995           1994
                             -----------    -----------    -----------
Service cost-benefits
  earned during the year...  $   584,825    $   467,594    $   556,058
Interest cost on projected
  benefit obligations......    1,869,757      1,755,902      1,671,239
Actual return on plan
  assets...................   (3,506,258)    (4,310,407)       885,828
Net amortization and
  deferral.................      979,521      1,956,305     (3,366,137)
                             -----------    -----------    -----------
Net pension credit.........  $   (72,155)   $  (130,606)   $  (253,012)
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

     Net periodic postretirement benefit costs included the following components:

                                       1996        1995        1994
                                     --------    --------    --------
Service cost-benefits attributed
  to service during the period...    $171,286    $161,389    $156,144
Interest cost on accumulated
  postretirement benefit
  obligation.....................     284,266     290,573     264,224
                                     --------    --------    --------
Net periodic postretirement
  benefit cost...................    $455,552    $451,962    $420,368
                                     ========    ========    ========

     The Company's postretirement benefit plans are not funded. The status of the plans at December 31, 1996 and 1995 follows:

                                                1996         1995
                                             ----------   ----------
Accumulated postretirement benefit
  obligation:
  Retirees.................................  $2,149,113   $1,866,703
  Fully eligible active plan
    participants...........................     283,839      273,351
  Other active plan participants...........   1,653,460    1,596,113
  Unrecognized net gain....................     207,172      249,718
                                             ----------   ----------
    Total accrued postretirement
      benefits.............................  $4,293,584   $3,985,885
                                             ==========   ==========

     For measurement purposes, a 8.7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996. The rate is assumed to decrease gradually over the next 8 years to 5.5% in 2002 and thereafter. The assumption for the health care cost trend rate has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1.0% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $685,685 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $91,019.

     The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1996, 7.25% at December 31, 1995 and 8.5% at December 31, 1994.

9. SALE OF PACIFIC INDUSTRIAL FURNACE DIVISION

     On October 21, 1996, the Company completed the sale of the net assets of its Pacific Industrial Furnace Company (PIFCO) division. A portion of the consideration was received as a $1,562,665 note which was paid in 1997. Also, the Company entered into a consulting agreement which provides that it will receive compensation for providing certain services to the buyer over the next four years. The 1996 pre-tax gain on the sale of this division was $369,000. Included in 1996 results are sales of $4.6 million and a before tax loss of $573,000 applicable to PIFCO.

10. OTHER INCOME -- NET

     Other income includes interest income of approximately $182,000, $272,000 and $46,000 for 1996, 1995 and 1994, respectively.

11. CONTINGENCIES

     The Environmental Protection Agency ('EPA') has notified the Company and at least seventeen other companies that they may be potentially responsible for sharing the costs in a proceeding to clean up contaminated sediments in the Fields Brook watershed in Ashtabula, Ohio. The EPA issued a Record of Decision in 1986 concerning the methods it recommends using to accomplish this task at an estimated total cost for all the companies of $48,000,000. The Company and the other potentially responsible parties have expressed their disagreement with this recommendation and are continuing to negotiate with the EPA as to how best to effect the clean up operation. The Company believes that the Fields Brook remedial investigation and feasibility studies referred to below will be an important factor in the negotiation with the EPA.

     The Company maintains a reserve for anticipated expenditures over the next several years in connection with remedial investigations, feasibility studies, remedial design, and remediation relating to the clean up of environmental contamination at several sites, including properties owned by the Company. The Company added $.8 million to the reserve in 1996, $.1 million in 1995, and $8.5 million in 1994. The amounts of the reserve at December 31, 1996 and 1995 were $10.3 million and $10.2 million respectively, which amounts were calculated without taking into consideration any possible insurance recoveries. Included in Accounts Receivable at December 31, 1996 is a $.9 million receivable reflecting a settlement whereby the Company will recover prior environmental costs incurred at a site where the Company formerly conducted business.

     The reserve described above includes a provision for the Company's anticipated share of remedial investigation and studies to determine sources of contamination and methods of remediation in the Fields Brook watershed referred to above, as well as a provision for costs that are expected to be incurred in connection with remediation of the Fields Brook watershed and other sites. Some of these studies have been completed; others are ongoing. In many cases, the methods of remediation remain to be agreed upon.

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

12. PREFERRED STOCK

     The Company has authorized 1,000,000 shares of $2 par value preferred stock, issuable in series. No shares were issued or outstanding as of December 31, 1996, 1995 and 1994.

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

14. STOCK OPTIONS

     On April 22, 1993, the shareholders of the Company approved the Corporation's 1993 Stock Option Plan (the Management Plan) and the Corporation's 1993 Stock Option Plan for Outside Directors (the Directors' Plan). At December 31, 1996, pursuant to the Management Plan and employment agreements, key executives have options outstanding totaling 119,000 shares, of which 101,000 represents options granted in 1996. These shares have exercise prices ranging from $5.00 to $9.50. Pursuant to the Directors' Plan, options for 21,000 shares in 1993 and 6,000 shares in 1994, 1995 and 1996 have been granted at exercise prices ranging from $7.31 to $13.20. Options for 3,000 of these shares were exercised in 1994 at $9.34 a share. The options outstanding under the Directors' Plan total 36,000 at December 31, 1996 and the total under both plans is 155,000. Of these 155,000 options, 62,750 with a weighted average exercise price of $8.28 were exercisable at December 31, 1996 and 92,250 with a weighted average price of $6.66 were unexercisable. All options expire ten years from date of grant.

     The total number of shares reserved for issuance upon exercise of options under the Management Plan is 150,000 shares and under the Directors' Plan is 50,000 shares. No options have expired under the Directors' Plan. Options for 5,000 shares were forfeited in 1996 under the Management Plan.

     In accordance with Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to report compensation by applying the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and therefore has recorded no charge to income for stock options. The Pro-forma effect of applying the Black-Scholes option valuation model to options granted in 1995 and 1996 is as follows:

                                         1996     1995
                                         ----     ----
Net income (loss) as reported (in
  thousands).........................    $415    $(1,869)
Pro-forma net income (loss) (in
  thousands).........................     347     (1,890)
Earnings (loss) per share as
  reported...........................     .26      (1.18)
Pro-forma earnings (loss) per
  share..............................     .22      (1.19)

     For 1996 and 1995, the assumptions underlying the Black-Scholes model include (i) an expected volatility of .36 and .42 respectively based upon the prior ten years of month-end closing stock prices, (ii) a risk-free rate of return of 5.99% and 7.23% respectively, which approximates the 10-year Treasury Bond rate, and (iii) a ten year period from time of grant until exercise.

--------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Detrex Corporation and its consolidated subsidiaries (the Company) earned $415,000 for the year ended December 31, 1996, compared to a net loss of $1,869,000 for the year ended December 31, 1995 and a net loss of $5,639,000 for the year ended December 31, 1994. In 1996, the Company incurred a loss in its Solvents and Environmental Services Division but had earnings from all of its other continuing businesses. Also the Company recorded a loss of $573,000 from operations of the Pacific Industrial Furnace Company (PIFCO) division which it sold in October 1996 and a gain on the sale of $369,000.

     The $2.3 million earnings improvement over last year was generated through profitable performance in five of six business units. The Equipment Division, which had incurred losses for the last five years, returned to profitability on a significant increase in sales. Seibert-Oxidermo, our paint subsidiary, continued to provide solid results as several new customers were brought on stream. Elco, our lubricant additive subsidiary, generated the strongest performance in its history through improved responsiveness to customer needs and its entry into the pharmaceutical intermediates market. RTI, our laboratory analysis division, succeeded in generating a profit in spite of extremely competitive conditions in the environmental and analytical testing field. Harvel, our plastics pipe subsidiary, continued to deliver excellent performance by focusing on quality in its operations, products and customer service. The Solvents and Environmental Services Division continued to deal with adverse market developments which resulted in a loss for the year; however, the results were significantly improved from the prior year.

     The Company continues to analyze its environmental reserve and makes adjustments to reflect changes from updated or new studies and any other significant developments. During 1996, the Company added $800,000 to the reserve. Also in 1996, the Company reflected in income a $900,000 settlement whereby the Company will recover expenses incurred in conjunction with clean up costs at a site where the Company formerly conducted business. For a more detailed explanation of the Company's liabilities for environmental matters, refer to Footnote 11 of the Consolidated Financial Statements.

COMPARATIVE OPERATING DATA (IN THOUSANDS)

                                                                        1996               1995                1994
                                                                   ---------------    ---------------    ----------------
                                                                     $         %        $         %         $         %
                                                                   ------    -----    ------    -----    -------    -----
      Net sales................................................    96,825    100.0    94,302    100.0    100,096    100.0
      Gross margin.............................................    22,725     23.5    21,240     22.5     22,961     22.9
      Selling, general and administrative expenses.............    18,971     19.6    20,028     21.2     18,910     18.9
      Depreciation and amortization............................     3,189      3.3     3,394      3.6      3,405      3.4
      Gain on sale of PIFCO....................................       369       .4      --       --        --        --
      Net income (loss)........................................       415       .4    (1,869)    (2.0)    (5,639)    (5.6)

     1996 COMPARED TO 1995 -- Net sales in 1996 increased $2.5 million over 1995 amounts. Revenue increases occurred at the Company's Equipment Division, its paint subsidiary (Seibert-Oxidermo, Inc.), its plastic pipe subsidiary (Harvel Plastics, Inc.) and its lubricant additives subsidiary (The Elco Corporation). Revenue decreases occurred at the Solvents and Environmental Services Division and at PIFCO which was sold in October.

     Gross margin in 1996 was 23.5%, compared to 22.5% in 1995. The increase is attributable to improved margins at the Company's Equipment Division and The Elco Corporation (Elco). These two business units had the largest increase in sales, were able to control costs, and therefore benefitted from economies of scale. In addition, Elco entered the pharmaceutical intermediates market where margins are better than Elco's traditional product lines.

     The $1.0 million decrease in selling, general and administrative expenses is attributable to cost cutting and control activities that took place, and a reduction in termination and severance pay. Cost cutting was most prevalent in the Company's Solvents and Environmental Services Division. This cost cutting action contributed to a smaller loss for this division in 1996 than the one that occurred in 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

     The 1996 provision for depreciation and amortization is approximately the same as in 1995 for all of the Company's current business units. The overall reduction in depreciation expense is primarily attributable to no depreciation in 1996 on a former production facility currently held for sale.

     Interest expense increased in 1996 as a result of higher interest rates being incurred on the short-term borrowings under the Company's credit facility. This rate increase was partially offset by lower borrowings.

     The income tax credit in 1996 reflects the normal federal income tax provision, state and local income taxes, and a credit reflecting the recognition of a rate differential resulting from the carry-back of certain components of this year's taxable loss to a tax year in which the statutory rate was 46%. The Company has net operating loss carryforwards of approximately $3.0 million at December 31, 1996, representing a federal income tax benefit of approximately $1.0 million.

     1995 COMPARED TO 1994 -- In 1995, net sales decreased $5.8 million. The major reason for the decrease was a significant reduction in revenue at the Company's Solvents and Environmental Services Division resulting from changing environmental laws, along with smaller decreases at the Company's Industrial Furnace Division, its Equipment Division, and its paint subsidiary. The Company's plastic pipe and lubricant additives subsidiaries both had increases in revenue.

     Gross margin in 1995 was approximately the same as in 1994 with the gross margin in 1995 being 22.5% versus the 22.9% margin in 1994.

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

     The income tax credit for both 1995 and 1994 reflects a credit for federal income taxes, partially offset by state and local income tax expense. In addition, during 1995 a credit of $792,000 was recorded to reflect a rate differential resulting from the carryback of certain components of prior year net operating losses to tax years in which the statutory rate was 46%, partially offset by a charge of $467,000 establishing a valuation reserve against deferred tax assets.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

     The Company utilized a combination of internally generated funds and receipt of federal income tax refunds to finance its activities during 1996. As explained in Footnote 5 of the Consolidated Financial Statements, the Company entered into a new Revolving Credit Agreement with Comerica Bank in June, 1996. The Company has received a commitment from Comerica Bank to extend the current facility to May 1, 1998. The commitment also provides for an additional $2.0 million term loan.

     Working capital was $8.5 million at December 31, 1996, compared to $6.3 million at December 31, 1995.

     The Company's capital expenditures (including capital leases) totaled $3,110,000 in 1996. This compares to $2,662,000 in 1995 and $2,860,000 in 1994.
Capital expenditures in 1997 are estimated to be $4.8 million. The increase represents additional demand for lubricant additives and the need for plant improvements.

     The Company made cash payments of $1.0 million that were charged to its environmental reserve in 1996; the Company also recovered $400,000 as a result of revised allocations and a negotiated settlement with a vendor. It is anticipated that cash expenditures for environmental matters will be approximately $1.0 million in 1997.

     The Company has paid no dividends since the second quarter of 1991 and cannot forecast when the dividend will be restored.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

     For 1997, the Company plans to continue to borrow under its Revolving Credit Agreement and to utilize internally generated funds, including the receipt of a federal income tax refund, to finance its activities.

OTHER

     The Company has reviewed the requirements of Statement of Financial Accounting Standard (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and has concluded that no charges to income are necessary.

     As indicated in Footnote 14 of the Consolidated Financial Statements, the Company has elected to continue to report compensation by applying the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company has adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation.

SELECTED FINANCIAL DATA
(Dollars in thousands except per share amounts)

                                                            1996       1995        1994          1993          1992
                                                           -------    -------    --------      --------       -------
Net sales..............................................    $96,825    $94,302    $100,096      $105,578       $96,754
Income (loss) before accounting change.................        415     (1,869)     (5,639)       (1,570)       (2,981)
Cumulative effect of accounting change.................      --         --          --            --           (1,813)
Net income (loss)......................................        415     (1,869)     (5,639)       (1,570)       (4,794)(1)
Earnings (loss) per common share before accounting
  change...............................................        .26      (1.18)      (3.56)         (.99)        (1.88)
Cumulative effect of accounting change per common
  share................................................      --         --          --            --            (1.15)
Earnings (loss) per common share.......................        .26      (1.18)      (3.56)         (.99)        (3.03)(1)
Total assets...........................................     55,592     57,659      61,775        59,052        59,662
Net working capital....................................      8,515      6,317       6,968        10,721         8,164
Capital expenditures...................................      2,664      2,095       2,201         1,464         2,166
Long-term debt.........................................        394        518         702         3,030         4,602
Stockholders' equity...................................     17,309     16,893      18,763        24,373        25,943
Stockholders' equity per common share..................      10.93      10.67       11.85         15.42         16.42
Number of employees....................................        345        347         367           388(2)        495
Percentages to net sales:
     Gross margin......................................       23.5       22.5        22.9          23.8          23.7
     Net income (loss).................................         .4       (2.0)       (5.6)         (1.5)         (5.0)(1)
Net income (loss) as a percent of:
     Average total assets..............................         .7       (3.1)       (9.3)         (2.6)         (8.1)(1)
     January 1st stockholders' equity..................        2.5      (10.0)      (23.1)         (6.1)        (15.6)(1)
Current ratio..........................................        1.4        1.3         1.3           1.5           1.4

NOTES FOR SELECTED FINANCIAL DATA

(1) Includes a one time charge of $1,812,600 reflecting the adoption of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, effective January 1, 1992.

(2) At January 1, 1994.

                   PRODUCTS OF THE DETREX GROUP OF COMPANIES

 CHEMICALS DIVISION(1)                            EQUIPMENT DIVISION                       HARVEL PLASTICS, INC.
 P.O. BOX 1398,                                   325 EMMETT AVENUE,                       P.O. BOX 757,
   ASHTABULA, OHIO 44004                          BOWLING GREEN,                           EASTON, PENNSYLVANIA 18042
 R. D. WYVILL, General Manager                    KENTUCKY 42101                           E. E. WISMER, President
 N-Methyl Pyrrole and Pyrrole                     D. R. CRANDELL,                          PVC and CPVC Plastic Pipe
 Semi-conductor Grade                             Division President                       Solid Bar, Heavy Wall Tubular Stock,
   Hydrochloric Acid                              Aqueous and Semi-Aqueous                 Angle Stock, Custom Extrusions
 Pharmaceutical Intermediates                     Equipment                                SEIBERT-OXIDERMO, INC.
 (1) Operated by The Elco Corporation             Electronic Component Cleaning            16255 WAHRMAN,
 SOLVENTS AND                                     and Defluxing Machines                   ROMULUS, MICHIGAN
 ENVIRONMENTAL SERVICES                           Vapor Degreasers                         48174
 DIVISION                                         AUTOMATION DIVISION                      D. A. CHURCH, President
 24901 NORTHWESTERN HWY,                          24901 NORTHWESTERN HWY,                  Industrial and Automotive Coatings
      SUITE 512                                   SOUTHFIELD, MICHIGAN                     Conductive Primers for Rigid and
   SOUTHFIELD, MICHIGAN                           48075                                    Flexible Plastics
      48075                                       C. K. UTZ, General Manager               Adhesion Promoters for Plastics
 D. R. CRANDELL, Division President               Automation and Material                  Automotive Parts Enamels
 Virgin or Recycled Solvents                      Handling Equipment                       Solvent and Water-Borne Coatings
 Solvent Reclamation and                                                                   THE ELCO CORPORATION
   Waste Management                                                                        1000 BELT LINE ST.,
 RTI LABORATORIES DIVISION                                                                 CLEVELAND, OHIO 44109
 31628 GLENDALE,                                                                           R. D. WYVILL, President
   LIVONIA, MICHIGAN                                                                       Petroleum Additives for
      48050                                                                                Hydraulic Fluids, Industrial
 J. G. SINGH, General Manager                                                              Gear Oils, Greases and
 Analytical Laboratory Services                                                            Metalworking Fluids


SUPPLEMENTARY INFORMATION (Unaudited)
Selected Quarterly Data (Thousands of dollars except per share amounts)

                                                 1996 Quarters                                  1995 Quarters
                                    ----------------------------------------       ----------------------------------------
                                      4th        3rd        2nd        1st           4th        3rd        2nd        1st
                                    -------    -------    -------    -------       -------    -------    -------    -------
Net sales.......................    $23,453    $25,060    $24,312    $24,000       $21,514    $25,373    $22,643    $24,772
Gross margin on sales...........      5,642      5,616      5,874      5,593         4,561      5,548      5,401      5,730
Net income (loss)...............        256         35        113         11          (970)      (192)      (339)      (368)
Per common share................        .16        .02        .07        .01          (.62)      (.12)      (.21)      (.23)
Stock price range(1)
  High..........................          7          7 1/4      8 1/2      8 3/4         6 3/4      7 1/2      9 1/2     10 1/2
  Low...........................          5 3/4      5 1/4      5          4 3/4         3 1/2      5 3/4      6 3/4      7 1/2

(1) Stock price range was obtained from NASDAQ quotations.

         DIRECTORS                                             OFFICERS
         BRUCE W. COX                                          W. C. KING
         President, B. W. Cox Company,                         Chairman and Chief Executive Officer
           Manufacturers Representative
                                                               T. E. MARK
         ROBERT A. EMMETT, III                                 President and Chief Operating Officer
         Partner, Reed Smith Shaw & McClay,
           Attorneys, Washington, D.C.                         G. J. ISRAEL
                                                               Vice President-Finance, Treasurer and
         WILLIAM C. KING                                         Chief Financial Officer
         Chairman and Chief Executive Officer
                                                               R. M. CURRIE
         JOHN F. MANGOLD                                       Secretary and General Counsel
         Manufacturing Consultant
                                                               E. R. RONDEAU
         THOMAS E. MARK                                        Controller
         President and Chief Operating Officer

         BENJAMIN W. McCLEARY
         Partner, McFarland Dewey & Co.,
           Investment Bankers, New York City

         ARBIE R. THALACKER
         Partner, Shearman & Sterling,
           Attorneys, New York City

         JOHN D. WITHROW
         Retired President and Chief Operating Officer,
           Lectron Products Inc.

         AUDIT COMMITTEE
         JOHN F. MANGOLD, Chairman
         ARBIE R. THALACKER
         ROBERT A. EMMETT, III

         TRANSFER AGENT AND
           REGISTRAR
         STATE STREET BANK AND TRUST COMPANY

         AUDITORS

         DELOITTE & TOUCHE LLP



A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR 1996 WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST. REQUESTS ARE TO BE SENT TO VICE PRESIDENT-FINANCE, DETREX CORPORATION, 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN 48075.

                               DETREX CORPORATION

  GENERAL OFFICES -- 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN
                                     48075
--------------------------------------------------------------------------------

          MAILING ADDRESS -- P.O. BOX 5111, SOUTHFIELD, MI 48086-5111

                           Telephone: (810) 358-5800
                   INTERNET ADDRESS -- http://www.detrex.com