Form 10-K, Exhibit 13
period 1997-12-31
DETREX CORPORATION
filed 1998-03-23
CIK 28372

                                                                EXHIBIT 13

                     DETREX CORPORATION AND SUBSIDIARIES


                      1997 ANNUAL REPORT TO SHAREHOLDERS

                                      ------------------------------------------

                                                        DETREX
                                                     CORPORATION

                                                  1997 ANNUAL REPORT

                                      ------------------------------------------

HIGHLIGHTS(1)

                                                   1997              1996              1995
                                                -----------       -----------       -----------
Net sales.....................................  $95,757,000       $96,825,000       $94,302,000
Net income (loss).............................    1,513,000           415,000        (1,869,000)
Income (loss) per common share -- basic.......          .96               .26             (1.18)
Stockholders' equity per common share.........        11.89             10.93             10.67
Additions to land, buildings and equipment
  (including capital leases)..................    5,360,000         2,770,000         2,662,000
Current ratio.................................     1.4 to 1          1.4 to 1          1.3 to 1
Number of stockholders........................          441               387               425
Number of employees...........................          353               345               347

(1) This information should be considered in conjunction with the Consolidated Financial Statements and Management's
    Discussion and Analysis.
--------------------------------------------------------------------------------

DETREX GROUP OF COMPANIES(1)

    -- Detrex Corporation -- a specialty chemicals company

       - Solvents and Environmental Services Division -- distributes and recycles parts cleaning solvents and disposes of industrial wastes

       - Equipment Division -- designs, engineers and sells industrial parts cleaning equipment

       - Automation Division -- engineers and sells automation and material handling equipment

       - RTI Laboratories -- provides analytical and environmental laboratory services

    -- Subsidiaries of Detrex Corporation

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

     We are pleased to report that your company achieved earnings of $1.5 million in 1997. This marks Detrex's second consecutive year of earnings improvement and represents a significant increase over last year's earnings of $415,000. The dedication and enthusiasm of the Detrex team generated profitable results in all business units and a strong 1997 fourth quarter performance has brought our consecutive string of profitable quarters to eight. As we enter 1998, the turnaround continues with our focus shifting to creating and sustaining long-term profitable growth for your company.

     Net sales in 1997 reflect a $3.5 million revenue increase which replaced nearly all of the $4.6 million sales revenue associated with the industrial furnace division which was sold in 1996. Our plastic pipe subsidiary, Harvel Plastics, Inc., was the main contributor to the revenue growth.

     Harvel generated solid bottom-line performance by capitalizing on the demand for high quality PVC and CPVC products. The Elco Corporation also made an important contribution to our profitability and responded effectively to customer demand and changing market conditions. Cost reductions in the Solvents and Environmental Services Division yielded much needed improvements, with the business returning to profitability after two years of losses. Its sister division, the Equipment Division, improved upon last year's profitable performance with enhanced business processes and controls. Seibert-Oxidermo, Inc., our paint subsidiary, achieved QS-9000 certification, introduced several new custom products, and generated a profit in a highly competitive market. The Automation Division successfully executed six major orders in its first year as a stand-alone unit, and RTI Laboratories effectively accommodated on-going changes in the analytical testing field.

     Cash flow from operations enabled Detrex to fund $4.7 million in capital expenditures internally in 1997. In addition, working capital has improved to $9.3 million as of December 31, 1997. We are projecting capital expenditures of nearly $8.5 million for 1998, including almost $4.0 million for the expansion of Harvel's operations on the West Coast, as well as several other investments for growth. Our capital expenditures will be financed primarily through internally generated funds and industrial development bonds.

     The Harvel expansion, slated for 1998, should provide your company an outstanding platform to expand its geographical presence and distribution in the western region of the United States. By reducing transportation costs and improving order turnaround time, a new manufacturing and distribution facility will enhance Harvel's ability to ship product to Pacific Rim countries, as well as to customers on the West Coast. We believe this new facility should provide an outstanding growth opportunity for both Harvel and Detrex.

     Our Elco subsidiary is working on products and market opportunities with strong potential for growth as well. The new plant in Ashtabula has been launched and will provide much needed additional capacity in 1998. We are currently developing new products, including an extremely high-purity hydrochloric acid. In addition, we are enhancing our facilities and capabilities for manufacturing of fine chemicals including pharmaceutical intermediates for use in a broad range of products.

     During 1997, we accelerated the recovery that began in 1996 and further stabilized Detrex. Our goal for the new year is to continue building shareholder value through growth and continuing improvements in plant, equipment, people and processes. We thank our shareholders and the entire Detrex family for their continued backing and support and look forward to continued progress.

                   Thomas E. Mark                                         William C. King
        President and Chief Operating Officer                  Chairman and Chief Executive Officer

         --------------- INDEPENDENT AUDITORS' REPORT---------------


                                            ------------------------------------
                                            Suite 900
                                            600 Renaissance Center
Deloitte & Touche LLP Letterhead            Detroit, Michigan 48243-1704

To the Board of Directors and Stockholders of Detrex Corporation

We have audited the accompanying consolidated balance sheets of Detrex Corporation and its subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Detrex Corporation and its subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

February 25, 1998

Deloitte & Touche Logo

DETREX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

                                                                   1997              1996              1995
                                                                -----------       -----------       -----------
NET SALES...................................................    $95,756,801       $96,825,436       $94,301,999
Cost of sales...............................................     71,356,262        74,147,179        73,062,297
Selling, general and administrative expenses................     17,816,042        18,923,660        20,027,863
Provision for depreciation and amortization.................      3,242,789         3,188,758         3,393,721
Net environmental (income) expense..........................        --               (100,000)          100,039
Other (income) expense -- net...............................        293,961          (571,118)         (689,350)
Minority interest...........................................        314,912           280,014           242,110
Interest expense............................................        723,893           919,947           886,106
Gain on sale of Pacific Industrial Furnace Division.........        --               (368,985)          --
                                                                -----------       -----------       -----------
INCOME (LOSS) BEFORE INCOME TAXES...........................      2,008,942           405,981        (2,720,787)
Provision (Credit) for income taxes.........................        495,839            (9,387)         (851,484)
                                                                -----------       -----------       -----------
NET INCOME (LOSS)...........................................      1,513,103           415,368        (1,869,303)
RETAINED EARNINGS AT BEGINNING OF YEAR......................     14,119,822        13,704,454        15,573,757
                                                                -----------       -----------       -----------
RETAINED EARNINGS AT END OF YEAR............................    $15,632,925       $14,119,822       $13,704,454
                                                                ===========       ===========       ===========
NET INCOME (LOSS) PER COMMON SHARE:
Basic.......................................................           $.96              $.26            $(1.18)
                                                                ===========       ===========       ===========
Diluted.....................................................           $.94              $.26            $(1.18)
                                                                ===========       ===========       ===========
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic.......................................................      1,583,414         1,583,414         1,583,414
Effects of Dilutive Stock Options...........................         28,056            11,222           --
                                                                -----------       -----------       -----------
Diluted.....................................................      1,611,470         1,594,636         1,583,414
                                                                ===========       ===========       ===========

See Notes to Consolidated Financial Statements.

DETREX CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31

ASSETS
                                                                 1997              1996
                                                              -----------       -----------
CURRENT ASSETS:
Cash and cash equivalents...................................  $   398,093       $ 1,311,045
Accounts receivable (less allowance for uncollectible
  accounts of $372,000 in 1997 and $395,000 in 1996)........   16,296,172        15,203,184
Note receivable.............................................           --         1,562,665
Refundable U.S. income taxes................................           --         1,003,827
Inventories.................................................    9,742,109         9,058,167
Land and building held for sale.............................    1,425,000                --
Prepaid expenses and other..................................      692,543           878,263
Deferred income taxes.......................................    1,349,842           759,063
                                                              -----------       -----------
       TOTAL CURRENT ASSETS.................................   29,903,759        29,776,214

LAND, BUILDINGS AND EQUIPMENT:
Land........................................................      993,602           993,602
Buildings and improvements..................................   16,555,248        15,938,390
Machinery and equipment.....................................   31,298,526        29,539,130
Construction in progress....................................    2,541,084           819,122
                                                              -----------       -----------
                                                               51,388,460        47,290,244
Less allowance for depreciation and amortization............   30,040,031        27,916,193
                                                              -----------       -----------
       LAND, BUILDINGS AND EQUIPMENT -- NET.................   21,348,429        19,374,051
LAND, BUILDING AND EQUIPMENT HELD FOR SALE..................    1,350,239         2,820,125
PREPAID PENSIONS............................................    1,338,951         1,280,886
DEFERRED INCOME TAXES.......................................      693,406         1,367,265
OTHER ASSETS................................................      935,978           973,858
                                                              -----------       -----------
                                                              $55,570,762       $55,592,399
                                                              ===========       ===========

See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                   1997              1996
                                                                -----------       -----------
CURRENT LIABILITIES:
Loans payable...............................................    $ 5,699,836       $ 5,627,453
Current maturities of capital lease obligations.............        303,464           385,366
Accounts payable............................................      9,843,411        11,123,341
Environmental reserve.......................................      1,485,000         1,027,000
Accrued compensation........................................      1,184,740           699,520
Other accruals..............................................      2,113,776         2,398,802
                                                                -----------       -----------
       TOTAL CURRENT LIABILITIES............................     20,630,227        21,261,482

LONG-TERM PORTION OF CAPITAL LEASE OBLIGATIONS..............        569,396           393,800
ACCRUED POSTRETIREMENT BENEFITS.............................      4,488,982         4,293,584
ENVIRONMENTAL RESERVE.......................................      8,090,952         9,244,297
ACCRUED PENSION AND OTHER...................................      1,028,285         1,344,330
MINORITY INTEREST...........................................      1,941,147         1,746,236

STOCKHOLDERS' EQUITY:
Common capital stock, $2 par value, authorized 4,000,000
  shares,
  outstanding 1,583,414 shares..............................      3,166,828         3,166,828
Additional paid-in capital..................................         22,020            22,020
Retained earnings...........................................     15,632,925        14,119,822
                                                                -----------       -----------
       TOTAL STOCKHOLDERS' EQUITY...........................     18,821,773        17,308,670
                                                                -----------       -----------
                                                                $55,570,762       $55,592,399
                                                                ===========       ===========

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
CONSOLIDATED STATEMENTS
OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

                                                                 1997              1996              1995
                                                              -----------       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Income (Loss).......................................  $ 1,513,103       $   415,368       $(1,869,303)
                                                              -----------       -----------       -----------
    Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
         Depreciation and amortization......................    3,242,789         3,188,758         3,393,721
         (Gain) Loss on sale or write-off of buildings,
             machinery and equipment........................       42,255           107,488          (189,066)
         Deferred income taxes..............................       83,080         1,277,731         2,721,155
         Changes to operating assets and liabilities that
             provided (used) cash:
           Accounts receivable..............................   (1,092,988)       (1,247,167)        4,103,160
           Note receivable..................................    1,562,665        (1,562,665)          --
           Refundable U.S. income taxes.....................    1,003,827         2,036,945        (3,040,772)
           Inventories......................................     (683,942)         (620,662)          509,579
           Prepaid expenses and other.......................      185,720            46,018          (248,742)
           Other assets.....................................      (34,177)           20,761          (133,535)
           Accounts payable.................................   (1,279,930)        2,115,738        (2,757,588)
           Environmental reserve............................     (695,345)           63,098        (2,382,738)
           Accrued compensation.............................      485,220            56,431          (179,561)
           Postretirement benefits..........................      195,398           307,699           349,569
           Other accruals...................................     (406,160)       (1,806,234)        1,148,045
                                                              -----------       -----------       -----------
             TOTAL ADJUSTMENTS..............................    2,608,412         3,983,939         3,293,227
                                                              -----------       -----------       -----------
             NET CASH PROVIDED BY OPERATING ACTIVITIES......    4,121,515         4,399,307         1,423,924
                                                              -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures....................................   (4,710,327)       (2,324,663)       (2,095,379)
    Proceeds from disposal of machinery and equipment.......        2,125             1,615           235,321
                                                              -----------       -----------       -----------
             NET CASH USED IN INVESTING ACTIVITIES..........   (4,708,202)       (2,323,048)       (1,860,058)
                                                              -----------       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Bank borrowings.........................................      --                --              3,000,000
    Repayment of long-term debt.............................      --                --             (1,000,000)
    Borrowing (repayment) of short-term debt -- net.........       72,383        (2,872,547)          --
    Principal payments under capital lease obligations......     (398,648)         (657,027)         (815,468)
                                                              -----------       -----------       -----------
             NET CASH PROVIDED BY (USED IN) FINANCING
                  ACTIVITIES................................     (326,265)       (3,529,574)        1,184,532
                                                              -----------       -----------       -----------
Net increase (decrease) in cash and cash equivalents........     (912,952)       (1,453,315)          748,398
Cash and cash equivalents at beginning of year..............    1,311,045         2,764,360         2,015,962
                                                              -----------       -----------       -----------
Cash and cash equivalents at end of year....................  $   398,093       $ 1,311,045       $ 2,764,360
                                                              ===========       ===========       ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
         Interest...........................................  $   797,756       $ 1,023,564       $   771,564
         Income taxes.......................................  $   205,472       $   223,044       $   284,579
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
    Capital lease obligations incurred in connection with
     the acquisition of equipment...........................  $   649,665       $   445,649       $   566,628
    Capital lease terminations..............................  $   440,149       $   152,931       $   175,708
    Sale of PIFCO...........................................  $   --            $ 1,562,665           --

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

     All of the Company's business units operate in highly competitive markets which are mainly national in scope, although approximately 12% of the Company's business in 1996 and 1997 is done internationally, principally by its lubricants subsidiary and its plastic pipe subsidiary. Generally, for all products there are numerous competitors with no one company or a small number of companies being dominant. The Company operates in niche markets and its principal methods of competition in various markets include service, price and quality, depending on the market serviced. No material part of the business is dependent upon a single customer or a few customers and therefore vulnerability from this aspect is not a factor. However, certain of the Company's business units sell primarily to automotive or automotive related companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Financial Statements

     The consolidated financial statements comprise those of the Company and its subsidiaries. All balances and transactions between the companies have been eliminated. Certain amounts for 1995 and 1996 have been reclassified to conform with 1997 classifications.

     Inventories and Accounts Receivable

     Inventories are stated at lower of cost or market. Cost of raw materials, including raw materials in work in process and finished goods inventories, generally is determined by using the last-in, first-out method. Labor and burden in inventory are determined by using the average cost method. Inventories relating to equipment contracts are stated at the accumulated cost of material, labor and burden less related progress billings.

     Revenue from the Company's equipment contracts is recognized using the percentage-of-completion method except when use of the completed contract method does not have a material impact on the results of operations.

     For sales reported under the percentage of completion method, the percent of revenues is recognized based on the ratio of costs incurred to date to total costs expected for each project. Revenue recognized for jobs in process at December 31, 1997 totals $1,454,000 and costs incurred on these contracts amounts to $1,071,000. Included in accounts receivable is $947,310 that has not been billed to customers.

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

     Research and Development

     Research and development costs are charged to operations as incurred. Research and development costs for 1997, 1996 and 1995 were approximately $1,365,000, $1,114,000, and $1,272,000, respectively.

     Earnings (Loss) Per Common Share

     Basic earnings (loss) per common share is based upon the average number of common shares outstanding during the year. Shares subject to in-the-money stock options are the only items impacting diluted earnings per share.

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

3. INVENTORIES

     Inventories at December 31 consist of the following:

                                   1997          1996
                                ----------    -----------
Raw materials...............    $3,390,407    $ 3,005,399
Work in progress............       359,819      1,785,310
Finished goods..............     5,996,243      5,768,376
Less: Progress billings on
  work in progress..........        (4,360)    (1,500,918)
                                ----------    -----------
                                $9,742,109    $ 9,058,167
                                ==========    ===========

     The excess of current cost over the stated last-in, first-out value is approximately $1,345,000 and $1,635,000 at December 31, 1997 and 1996.

4. CAPITAL AND OPERATING LEASES

     Capitalized lease assets included in machinery and equipment at December 31 are as follows:

                                    1997          1996
                                 ----------    ----------
Machinery and equipment......    $1,420,319    $2,140,025
Accumulated amortization.....       611,394     1,151,240
                                 ----------    ----------
Leased assets -- net.........    $  808,925    $  988,785
                                 ==========    ==========

     Rent expense applicable to operating leases for 1997, 1996 and 1995 was $591,000, $565,000 and $569,000, respectively.

     Minimum annual lease payments for leases in effect at December 31, 1997 are as follows:

Minimum Lease Payments:           Capital    Operating
                               ----------   ----------
     1998....................  $  413,017   $  463,565
     1999....................     314,188      306,028
     2000....................     212,537      128,181
     2001....................     127,614       64,186
     2002....................      56,654       60,607
     2003 and thereafter.....      --           75,000
                               ----------   ----------
Total minimum lease
  payments...................   1,124,010   $1,097,567
                                            ==========
Less amount representing
  interest...................     251,150
                               ----------
Present value of net minimum
  lease payments.............     872,860
Less current portion.........     303,464
                               ----------
Non-current portion..........  $  569,396
                               ==========

5. REVOLVING CREDIT AGREEMENT AND TERM LOAN
     The Company finalized a new Credit Agreement (the Agreement) with Comerica Bank on June 13, 1996. The Agreement provides for a credit facility of up to $12.0 million, collateralized by the Company's inventory, accounts receivable, certain fixed assets, and stock of subsidiaries. The Agreement contains, among other provisions, requirements for maintaining defined levels of tangible net worth and various financial statement ratios. Interest under the Agreement is based on the prime interest rate. The Company has received a commitment from Comerica Bank to extend the current facility to at least one year beyond the current May 1, 1998 expiration date. The current Agreement also provides for a $2.0 million Term Loan facility.

     The weighted average interest rate for short term borrowings under the Agreement for the year ended December 31, 1997 was 9.92%, compared to 10.07% for the year ended December 31, 1996 and 8.10% for the year ended December 31, 1995.

6. INCOME TAXES

     The income taxes, calculated in accordance with SFAS No. 109 for 1997, 1996 and 1995, included the following components:

                                 1997         1996          1995
                               ---------   -----------   -----------
Current for tax purposes:
  Federal....................  $  42,032   $(1,146,060)  $(4,318,066)
  State and local............    194,559        74,381       278,427
                               ---------   -----------   -----------
    Total Current............    236,591    (1,071,679)   (4,039,639)
                               ---------   -----------   -----------
Deferred income taxes:
  Federal....................    723,261       948,152     2,609,310
  Valuation allowance........   (467,000)      --            467,000
  State and local............      2,987       114,140       111,845
                               ---------   -----------   -----------
    Total Deferred...........    259,248     1,062,292     3,188,155
                               ---------   -----------   -----------
Provision (Credit) for income
  taxes......................  $ 495,839   $    (9,387)  $  (851,484)
                               =========   ===========   ===========

     Deferred tax assets (liabilities) at December 31, 1997 and 1996 relate to the following temporary differences and carryforwards:

                                              1997          1996
                                           -----------   -----------
Net operating loss carryforward..........  $   244,815   $ 1,049,617
Alternative minimum tax credit
  carryforward...........................      425,176       383,144
Accruals for:
  Postretirement benefits................    1,718,831     1,644,013
  Environmental..........................    3,666,633     3,932,879
  Restructuring..........................       41,463        43,268
  Self insurance reserve.................      150,097       187,621
Inventory related........................      429,790       460,635
Other....................................      184,367       225,875
                                           -----------   -----------
    Gross deferred tax assets............    6,861,172     7,927,052
                                           -----------   -----------
Valuation allowance......................      --           (467,000)
                                           -----------   -----------
Depreciation.............................   (3,021,329)   (2,919,663)
Undistributed earnings of the Company's
  DISC...................................   (1,484,017)   (1,484,017)
Insurance Refund.........................      --           (344,610)
Other....................................     (312,578)     (585,434)
                                           -----------   -----------
    Gross deferred tax liabilities.......   (4,817,924)   (5,333,724)
                                           -----------   -----------
    Net deferred tax assets..............  $ 2,043,248   $ 2,126,328
                                           ===========   ===========

     The Company has a net operating loss carryforward of $720,044 that expires in 2010.

     The reasons for the difference between the income tax provision and income taxes computed at 34% for 1997, 1996 and 1995 are summarized below:

                                    1997         1996         1995
                                  ---------    ---------    ---------
Computed 'expected' tax
  provision.....................  $ 683,040    $ 138,034    $(925,068)
State and local income taxes,
  net of federal tax benefit....    130,380      124,424      257,580
Nondeductible meal and
  entertainment expense.........     68,655       63,504       57,324
Tax refund carryback tax rate
  differential..................     --         (364,319)    (791,805)
Deferred tax asset valuation
  allowance.....................   (467,000)      --          467,000
Other -- net....................     80,764       28,970       83,485
                                  ---------    ---------    ---------
                                  $ 495,839    $  (9,387)   $(851,484)
                                  =========    =========    =========

     In 1995, the Company established a valuation allowance of $467,000 against its deferred tax assets. The Company returned this reserve to income in 1997.
7. LAND, BUILDINGS AND EQUIPMENT HELD FOR SALE

     In 1993, the Company sold one division and outsourced manufacturing at another location. As a result, the Company has two facilities available for sale. Neither facility is currently utilized and the Company is actively pursuing the sale of both. One facility is under contract to sell and it is anticipated that the transaction will be finalized during the first half of 1998.

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

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 7.0% and 4.0%, at December 31, 1997, 7.5% and 4.0% at December 31, 1996 and 7.25% and 4.0% at December 31, 1995. The expected long-term rate of return on assets was 8.5% in all years. The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at December 31:

                                              1997           1996
                                           -----------    -----------
Actuarial present value of benefit
  obligations:
  Accumulated benefit obligations:
    Vested benefits....................    $25,430,985    $23,253,400
    Non-vested benefits................      1,121,041      1,065,066
                                           -----------    -----------
      Total............................    $26,552,026    $24,318,466
                                           ===========    ===========
Projected benefit obligations for
  service
  rendered to date.....................    $29,056,309    $26,515,239
Plan assets at fair value -- primarily
  equity and fixed income bond funds...     32,834,181     29,678,284
                                           -----------    -----------
Excess of plan assets over projected
  benefit obligations..................      3,777,872      3,163,045
Unrecognized net asset at January 1,
  1986 being recognized principally
  over 15 years........................       (752,700)      (950,426)
Unrecognized net gain from past
  experience different from that
  assumed..............................     (2,364,432)    (1,888,671)
Additional minimum liability...........       (180,335)      (156,892)
                                           -----------    -----------
Net pension asset......................    $   480,405    $   167,056
                                           ===========    ===========

     For plans included above where projected benefits exceed plan assets the following data is set forth:

                                                 1997        1996
                                               --------    --------
Accumulated benefit obligations..............  $918,272    $844,844
Projected benefit obligations................   946,925     881,981
Plan assets at fair value....................   737,182     639,326

     Net pension credit included the following components:

                                1997           1996           1995
                             -----------    -----------    -----------
Service cost-benefits
  earned during the year...  $   570,823    $   584,825    $   467,594
Interest cost on projected
  benefit obligations......    1,942,248      1,869,757      1,755,902
Actual return on plan
  assets...................   (4,872,550)    (3,506,258)    (4,310,407)
Net amortization and
  deferral.................    2,104,491        979,521      1,956,305
                             -----------    -----------    -----------
Net pension credit.........  $  (254,988)   $   (72,155)   $  (130,606)
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

     Net periodic postretirement benefit costs included the following components:

                                       1997        1996        1995
                                     --------    --------    --------
Service cost-benefits attributed
  to service during the period...    $100,341    $171,286    $161,389
Interest cost on accumulated
  postretirement benefit
  obligation.....................     246,921     284,266     290,573
Net amortization.................     (48,580)      --          --
                                     --------    --------    --------
Net periodic postretirement
  benefit cost...................    $298,682    $455,552    $451,962
                                     ========    ========    ========

     The Company's postretirement benefit plans are not funded. The status of the plans at December 31, 1997 and 1996 follows:

                                                 1997         1996
                                              ----------   ----------
Accumulated postretirement benefit
  obligation:
  Retirees..................................  $2,121,546   $2,149,113
  Fully eligible active plan participants...     248,040      283,839
  Other active plan participants............   1,113,065    1,653,460
Unrecognized net gain and prior service
  cost......................................   1,006,331      207,172
                                              ----------   ----------
    Total accrued postretirement benefits...  $4,488,982   $4,293,584
                                              ==========   ==========

     For measurement purposes, a 8.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997. The rate is assumed to decrease gradually over the next 8 years to 5.0% in 2002 and thereafter. The assumption for the health care cost trend rate has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1.0% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by approximately $640,129 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $54,659.

     The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.0% at December 31, 1997, 7.5% at December 31, 1996 and 7.25% at December 31, 1995.

9. SALE OF PACIFIC INDUSTRIAL FURNACE DIVISION

     On October 21, 1996, the Company completed the sale of the net assets of its Pacific Industrial Furnace Company (PIFCO) division. A portion of the consideration was received as a $1,562,665 note which was paid in 1997. Also, the Company entered into a consulting agreement which provides that it will receive compensation for providing certain services to the buyer over a four year period. The 1996 pre-tax gain on the sale of this division was $369,000. Included in 1996 results are sales of $4.6 million and a before tax loss of $573,000 applicable to PIFCO.

10. OTHER INCOME -- NET

     Other income includes interest income of approximately $7,000, $182,000 and $272,000 for 1997, 1996 and 1995, respectively.

11. CONTINGENCIES

     The Company and at least seventeen other companies are potentially responsible for sharing the costs in a proceeding to clean up contaminated sediments in the Fields Brook watershed in Ashtabula, Ohio. The Environmental Protection Agency ('EPA') issued a Record of Decision in 1986 concerning the methods it recommends using to accomplish this task. The Company and the other potentially responsible parties negotiated with the EPA as to how best to effect the clean up operation. After negotiation, an agreement was reached with EPA on clean-up methodology. The Company's share of clean-up costs is anticipated to be in the range of approximately $3.0 to $3.5 million.

     The Company maintains a reserve for anticipated expenditures over the next several years in connection with remedial investigations, feasibility studies, remedial design, and remediation relating to the clean up of environmental contamination at several sites, including properties owned by the Company. The amounts of the reserve at December 31, 1997 and 1996 were $9.6 million and $10.3 million respectively. The reserve includes a provision for the Company's anticipated share of remediation in the Fields Brook watershed referred to above, as well as a provision for costs that are expected to be incurred in connection with remediation of other sites. Some of these studies have been completed; others are ongoing. In some cases, the methods of remediation remain to be agreed upon.

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

12. PREFERRED STOCK

     The Company has authorized 1,000,000 shares of $2 par value preferred stock, issuable in series. No shares were issued or outstanding as of December 31, 1997, 1996 and 1995.

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

     On April 22, 1993, the shareholders of the Company approved the Corporation's 1993 Stock Option Plan (the Management Plan) and the Corporation's 1993 Stock Option Plan for Outside Directors (the Directors' Plan). A summary of the fixed stock option grants under Detrex's Management Plan and Directors Plan as of December 31, 1997, 1996, and 1995, and changes during the years is presented below.

     The total number of shares reserved for issuance upon exercise of options under the Management Plan is 150,000 shares and under the Directors' Plan is 50,000 shares. Of the 200,000 options reserved, 34,000 remain available for future grants.

                                 Management Plan            Directors Plan
                             ------------------------   -----------------------
                             Shares                     Shares
                              Under    Weighted Ave.    Under    Weighted Ave.
                             Option    Exercise Price   Option   Exercise Price
                             ------    --------------   ------   --------------
1995
  Outstanding at beginning
    of year................   95,000      $9.01         24,000       $10.30
  Granted..................    3,000       8.00          6,000         8.25
  Exercised................    --            --           --         --
  Forfeited................   75,000       9.00           --         --
  Outstanding at end of
    year...................   23,000       8.90         30,000         9.89
1996
  Granted..................  101,000       6.27          6,000         7.31
  Exercised................    --            --           --         --
  Forfeited................    5,000      8.625           --         --
  Outstanding at end of
    year...................  119,000       6.68         36,000         9.46
1997
  Granted..................    2,000       9.00          6,000         8.13
  Exercised................    --            --           --         --
  Forfeited................    --            --           --         --
  Outstanding at end of
    year...................  121,000       6.72         42,000         9.27

     Of the 163,000 options outstanding at December 31, 1997, the weighted average remaining life is 7.5 years, and 97,700 of such options are exercisable at December 31, 1997. Also, of the 163,000 options outstanding, 104,000 are in-the-money and 59,000 are out-of-the-money. The range of exercise prices is from $5.00 to $13.20.

     In accordance with the Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to report compensation by applying the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and therefore has recorded no charge to income for stock options. The pro-forma effect of applying the Black-Scholes option valuation model to options granted in 1995, 1996 and 1997 as well as the underlying weighted average Black-Scholes assumptions are as follows:

                                         1997        1996       1995
                                         ----        ----       ----
Net income (loss) as reported (in
  thousands)........................      $1,513       $415    $(1,869)
Pro-forma net income (loss) (in
  thousands)........................       1,434        347     (1,890)
Earnings (loss) per share as
  reported..........................        0.96       0.26      (1.18)
Pro-forma earnings (loss) per
  share.............................        0.91       0.22      (1.19)
Expected Volatility.................        0.37       0.36       0.42
Risk-Free Rate of Return............        6.54       5.99       7.23
Expected Life.......................  6-10 Years   10 Years   10 Years

     Using the assumptions underlying the Black-Scholes model, the per share weighted average fair value of options granted in 1997, 1996 and 1995 is $4.60, $3.51 and $5.56, respectively.

--------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Detrex Corporation and its consolidated subsidiaries (the Company) earned $1,513,000 for the year ended December 31, 1997, compared to a net profit of $415,000 for the year ended December 31, 1996 and a net loss of $1,869,000 for the year ended December 31, 1995. All of the Company's business units were profitable in 1997 and the Company has achieved eight consecutive quarters of profitability. In 1997 the Company earned $868,000, or approximately 57% of its annual net income, in the fourth quarter, compared with 1996 where the Company earned $256,000, or approximately 62% of its annual net income in the fourth quarter. The fourth quarter of 1997 was favorably impacted by high earnings from the Company's Equipment Division, favorable inventory adjustments, and the return to income of a portion of the Company's tax valuation reserve.

     The year-to-year improvement was achieved through a combination of actions in the business units and the corporate office. The Elco Corporation ("Elco") improved its operations by rationalizing its product lines and introducing new products. Harvel Plastics, Inc. ("Harvel") took advantage of new production equipment and tooling to maintain its edge in quality and to introduce new products to the market, resulting in substantial volume growth. Seibert-Oxidermo, Inc. ("Seibert") achieved QS-9000 certification, introduced several new custom products, and generated a profit in a highly competitive market. The Equipment Division returned to profitability in 1996 and continued the improvement in 1997 as it reestablished its position in the marketplace; in addition, process improvements in engineering and project management contributed to improved results. Cost cutting at the corporate office and the Solvents and Environmental Division provided significant bottom line savings. The Solvents Division also succeeded in increasing market share in a shrinking market through intense customer focus. In general, the Company has benefited from an emphasis on sales, service and support to its customer base.

COMPARATIVE OPERATING DATA (IN THOUSANDS)

                                                                        1997               1996                1995
                                                                   ---------------    ---------------    ----------------
                                                                     $         %        $         %         $         %
                                                                   ------    -----    ------    -----    -------    -----
      Net sales................................................    95,757    100.0    96,825    100.0     94,302    100.0
      Gross margin.............................................    24,401     25.5    22,678     23.4     21,240     22.5
      Selling, general and administrative expenses.............    17,816     18.6    18,924     19.5     20,028     21.2
      Depreciation and amortization............................     3,243      3.4     3,189      3.3      3,394      3.6
      Gain on sale of PIFCO....................................      --       --         369       .4      --        --
      Net income (loss)........................................     1,513      1.6       415       .4     (1,869)    (2.0)

     1997 COMPARED TO 1996 -- Net sales in 1997 reflect a $3.5 million revenue increase which replaced nearly all of the $4.6 million sales revenue associated with the industrial furnace division (PIFCO) which was sold in 1996. Our plastic pipe subsidiary, Harvel was the main contributor to the revenue growth.

     Gross margin in 1997 was 25.5%, compared to 23.4% in 1996. Improved cost control at the Company's Equipment Division and its Solvents and Environmental Services Division accounted for most of the margin improvement.

     The $1.1 million decrease in selling, general and administrative expenses is primarily attributable to a division being sold in the fourth quarter of 1996, the cost cutting activities that took place at the Company's Solvents and Environmental Services Division and reduction in outside commissions at Elco.

     The provision for depreciation and amortization is approximately the same as the prior year for all of the Company's business units.

     In 1996, the "Other income" category reflects royalty income received by Seibert that ended in early 1997, whereas in 1997 the expense is primarily a write-down of a plant facility in anticipation of its sale.

     During 1997, the Company kept its borrowings under its Credit Agreement at a lower level than during 1996; consequently interest expense was lower in 1997 than in 1996.

     Income tax expense in 1997 reflects state, local and federal income taxes, partially offset by returning to income the deferred tax valuation allowance that was established in 1995. Income tax expense in 1996 reflects the normal provisions, completely offset

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

by a credit to reflect the recognition of a rate differential resulting from the carry-back of certain components of prior year net operating losses to tax years in which the statutory rate was 46%.

     1996 COMPARED TO 1995 -- Net sales in 1996 increased $2.5 million over 1995 amounts. Revenue increases occurred at the Company's Equipment Division, Seibert, Harvel, and Elco. Revenue decreases occurred at the Solvents and Environmental Services Division and at PIFCO which was sold in October.

     Gross margin in 1996 was 23.4%, compared to 22.5% in 1995. The increase is attributable to improved margins at the Company's Equipment Division and Elco. These two business units had the largest increase in sales, were able to control costs, and therefore benefitted from economies of scale. In addition, Elco entered the pharmaceutical intermediate market where margins are better than Elco's traditional product lines.

     The $1.1 million decrease in selling, general and administrative expenses is attributable to cost cutting and control activities that took place, and a reduction in termination and severance pay. Cost cutting was most prevalent in the Company's Solvents and Environmental Services Division. This cost cutting action contributed to a smaller loss for this division in 1996 than the one that occurred in 1995.

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

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

     The Company utilized a combination of internally generated funds and the receipt of a federal income tax refund to finance its activities during 1997. The Company funded $4.7 million in capital expenditures without utilizing any of its $2.0 million term loan commitment.

     Working capital was $9.3 million at December 31, 1997, compared to $8.5 million at December 31, 1996.

     The Company is projecting capital expenditures of approximately $8.5 million for 1998, including almost $4.0 million for the expansion of Harvel's operations and $400,000 for replacing and upgrading the Company's computer systems. These capital expenditures will be financed through internally generated funds and industrial development bonds.

     The Company has paid no dividends since the second quarter of 1991 and cannot forecast when dividend payments will be restored.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

OTHER

     The Company implemented AICPA Statement of Position 96-1, Environmental Remediation Liabilities, and Statement of Financial Accounting Standards No. 128, Earning per Share. Implementation had no material impact on the results of operations, the Company's consolidated financial position, or earnings per share. The Company will be implementing Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, in 1998 but at the current time cannot determine how many segments it will be reporting.

     During the last half of 1997, the Company undertook a study to determine its future computer and software requirements. Included in this study were the Year 2000 (Y2K) compliance considerations. The Company will be upgrading its systems over the next two years and, by the second half of 1999, will only be utilizing programs that are Y2K compliant. Also, since the Company relies on electronic data from its vendors, financial institutions, customers, and other constituents, the Company will conduct surveys to determine if these entities are on schedule to become Y2K compliant. The outcome of these surveys cannot be predicted.

     In order to place a high priority on Y2K compliance, the Company has designated a project manager and a supporting team to assume responsibility for implementation. A software vendor has been selected and a consultant has been engaged to assist in the process. All internal costs associated with the project have not been identified; however, total capital expenditures for the project could approximate $800,000.

SELECTED FINANCIAL DATA
(Dollars in thousands except per share amounts)

                                                          1997      1996      1995          1994           1993
                                                         -------   -------   -------      --------       --------
Net sales..............................................  $95,757   $96,825   $94,302      $100,096       $105,578
Net income (loss)......................................    1,513       415    (1,869)       (5,639)        (1,570)
Earnings (loss) per common share -- basic..............      .96       .26     (1.18)        (3.56)          (.99)
Earnings (loss) per common share -- diluted............      .94       .26     (1.18)        (3.56)          (.99)
Total assets...........................................   55,571    55,592    57,659        61,775         59,052
Net working capital....................................    9,274     8,515     6,317         6,968         10,721
Capital expenditures...................................    4,710     2,325     2,095         2,201          1,464
Long term portion of capital lease obligations.........      569       394       518           702          1,030
Total bank debt........................................    5,700     5,627     8,500         5,500          4,000
Stockholders' equity...................................   18,822    17,309    16,893        18,763         24,373
Stockholders' equity per common share..................    11.89     10.93     10.67         11.85          15.42
Number of employees....................................      353       345       347           367            388(1)
Percentages to net sales:
     Gross margin......................................     25.5      23.4      22.5          22.9           23.8
     Net income (loss).................................      1.6        .4      (2.0)         (5.6)          (1.5)
Net income (loss) as a percent of:
     Average total assets..............................      2.7        .7      (3.1)         (9.3)          (2.6)
     January 1st stockholders' equity..................      8.7       2.5     (10.0)        (23.1)          (6.1)
Current ratio..........................................      1.4       1.4       1.3           1.3            1.5

(1) At January 1, 1994.

                   PRODUCTS OF THE DETREX GROUP OF COMPANIES

 CHEMICALS DIVISION(1)                            EQUIPMENT DIVISION
 P.O. BOX 1398,                                   325 EMMETT AVENUE,
   ASHTABULA, OHIO 44004                          BOWLING GREEN,
 R. D. WYVILL, General Manager                    KENTUCKY 42101
 N-Methyl Pyrrole and Pyrrole                     D. R. CRANDELL,
 Semi-conductor Grade                             Division President
   Hydrochloric Acid                              Aqueous and Semi-Aqueous
 Pharmaceutical Intermediates                     Cleaning Equipment
 (1) Operated by The Elco Corporation             Electronic Component Cleaning
                                                  and Defluxing Machines
 SOLVENTS AND                                     Vapor Degreasers
 ENVIRONMENTAL SERVICES
 DIVISION                                         AUTOMATION DIVISION
 24901 NORTHWESTERN HWY,                          24901 NORTHWESTERN HWY,
      SUITE 512                                   SOUTHFIELD, MICHIGAN
   SOUTHFIELD, MICHIGAN                           48075
      48075                                       C. K. UTZ, General Manager
 D. R. CRANDELL, Division President               Automation and Material
 Virgin or Recycled Solvents                      Handling Equipment
 Solvent Reclamation and
   Waste Management

 RTI LABORATORIES DIVISION
 31628 GLENDALE,
   LIVONIA, MICHIGAN
      48150
 J. G. SINGH, General Manager
 Analytical Laboratory Services

HARVEL PLASTICS, INC.
P.O. BOX 757,
EASTON, PENNSYLVANIA 18042
E. E. WISMER, President
PVC and CPVC Plastic Pipe
Solid Bar, Heavy Wall Tubular Stock,
Angle Stock, Custom Extrusions

SEIBERT-OXIDERMO, INC.
16255 WAHRMAN,
ROMULUS, MICHIGAN
48174
D. A. CHURCH, President
Industrial and Automotive Coatings
Conductive Primers for Rigid and
Flexible Plastics
Adhesion Promoters for Plastics
Automotive Parts Enamels
Solvent and Water-Borne Coatings

THE ELCO CORPORATION
1000 BELT LINE ST.,
CLEVELAND, OHIO 44109
R. D. WYVILL, President
Petroleum Additives for
Hydraulic Fluids, Industrial
Gear Oils, Greases and
Metalworking Fluids


SUPPLEMENTARY INFORMATION (Unaudited)
Selected Quarterly Data (Thousands of dollars except per share amounts)

                                                 1997 Quarters                                  1996 Quarters
                                    ----------------------------------------       ----------------------------------------
                                      4th        3rd        2nd        1st           4th        3rd        2nd        1st
                                    -------    -------    -------    -------       -------    -------    -------    -------
Net sales.......................    $25,972    $22,908    $23,716    $23,161       $23,453    $25,060    $24,312    $24,000
Gross margin on sales...........      7,221      5,798      5,786      5,596         5,617      5,639      5,847      5,575
Net income......................        868        173        336        136           256         35        113         11
Per common share -- basic.......        .55        .11        .21        .09           .16        .02        .07        .01
Per common share -- diluted.....        .53        .11        .21        .09           .16        .02        .07        .01
Stock price range(1)
  High..........................         11 1/4      9 7/8      9 1/4      8 1/4         7          7 1/4      8 1/2      8 3/4
  Low...........................          8 3/4      7 1/4      7 1/4      5 3/4         5 3/4      5 1/4      5          4 3/4

(1) Stock price range was obtained from NASDAQ quotations.

         DIRECTORS

         BRUCE W. COX
         President, B. W. Cox Company,
           Manufacturers Representative

         ROBERT A. EMMETT, III
         Partner, Reed Smith Shaw & McClay,
           Attorneys, Washington, D.C.

         WILLIAM C. KING
         Chairman and Chief Executive Officer

         JOHN F. MANGOLD
         Manufacturing Consultant

         THOMAS E. MARK
         President and Chief Operating Officer

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

         ARBIE R. THALACKER
         Partner, Shearman & Sterling,
           Attorneys, New York City

         JOHN D. WITHROW
         Retired President and Chief Operating Officer,
           Lectron Products Inc.

         AUDIT COMMITTEE
         JOHN F. MANGOLD, Chairman
         ARBIE R. THALACKER
         ROBERT A. EMMETT, III

         TRANSFER AGENT AND
           REGISTRAR
         STATE STREET BANK AND TRUST COMPANY

         AUDITORS

         DELOITTE & TOUCHE LLP
                                           OFFICERS
                                           W. C. KING
                                           Chairman and Chief Executive Officer
                                           T. E. MARK
                                           President and Chief Operating Officer
                                           G. J. ISRAEL
                                           Vice President-Finance, Treasurer and
                                             Chief Financial Officer
                                           R. M. CURRIE
                                           Secretary and General Counsel
                                           E. R. RONDEAU
                                           Controller

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR 1997 WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST. REQUESTS ARE TO BE SENT TO VICE PRESIDENT-FINANCE, DETREX CORPORATION, 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN 48075.

                               DETREX CORPORATION

  GENERAL OFFICES -- 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN
                                     48075
--------------------------------------------------------------------------------

          MAILING ADDRESS -- P.O. BOX 5111, SOUTHFIELD, MI 48086-5111

                           Telephone: (248) 358-5800
                   INTERNET ADDRESS -- http://www.detrex.com