Form 10-K405, Exhibit 13
period 1998-12-31
DETREX CORPORATION
filed 1999-03-26
CIK 28372

                                                                      EXHIBIT 13


                     DETREX CORPORATION AND SUBSIDIARIES

                      1998 ANNUAL REPORT TO SHAREHOLDERS

                                                                      EXHIBIT 13


                                      ------------------------------------------

                                                        DETREX
                                                     CORPORATION

                                                  1998 ANNUAL REPORT

                                      ------------------------------------------

HIGHLIGHTS(1)

                                                   1998              1997              1996
                                                -----------       -----------       -----------
Net sales.....................................  $86,039,000       $95,757,000       $96,825,000
Net income (loss).............................     (797,000)        1,513,000           415,000
Income (loss) per common share -- basic.......         (.50)              .96               .26
Stockholders' equity per common share.........        11.38             11.89             10.93
Additions to land, buildings and equipment
  (including capital leases)..................    7,500,000         5,360,000         2,770,000
Current ratio.................................     1.3 to 1          1.4 to 1          1.4 to 1
Number of stockholders........................          443               441               387
Number of employees...........................          366               353               345

(1) This information should be considered in conjunction with the Consolidated Financial Statements and Management's
    Discussion and Analysis.
--------------------------------------------------------------------------------

DETREX GROUP OF COMPANIES

    -- Detrex Corporation -- a specialty chemicals company

       - Solvents and Equipment Divisions -- provide solutions for production parts cleaning needs, including equipment, solvents, recycling of waste, and contract parts cleaning

       - Automation Division -- engineering, selling, and servicing automation and material handling equipment

       - RTI Laboratories -- provides full-service analytical and environmental laboratory services

    -- Subsidiaries of Detrex Corporation

       - Harvel Plastics, Inc. -- manufacturer of high quality PVC and CPVC pipe and custom extrusions

       - The Elco Corporation -- manufacturer of high performance specialty chemicals including lubricant additives, fine chemicals, and semi-conductor grade hydrochloric acid

       - Seibert-Oxidermo, Inc. -- supplier of primers and functional coatings for the automotive industry

TO OUR SHAREHOLDERS:

     After two profitable years, Detrex incurred a loss of $797,000 in 1998. Our turnaround stalled on several fronts as we and the chemical industry were buffeted by the turbulent economic situation in Asia, the slow-down in computer chip manufacturing and the strong U. S. dollar. These conditions contributed to a $9.7 million reduction in sales for Detrex. The largest declines were in cleaning equipment sales and export sales of lubricant additives. This volume reduction had a big impact on the profitability of our business units and action was taken to reduce costs by approximately $2.5 million on an annualized basis. At the same time, we focused the organization on improving sales performance and generating growth opportunities. As we enter 1999, we have lower costs and are executing several initiatives to grow the revenue base.

     All of the business units responded to the economic conditions by improving their operations. Harvel Plastics, Inc. succeeded in maintaining year-ago sales levels in spite of very difficult market conditions; however earnings were down due to pricing pressure and start-up costs associated with the new California manufacturing facility. The Elco Corporation was hard hit by the economic conditions referred to above which resulted in volume and profit declines; the cost structure was realigned in light of lower volumes. Seibert-Oxidermo, Inc. struggled with low volume through the first three quarters; sales of new and existing products improved in the fourth quarter, and this, combined with the consolidation of manufacturing facilities, should allow it to be profitable in 1999. The Solvents and Environmental Services Division improved year-over-year earnings in spite of shrinking markets and highly competitive conditions. The two capital equipment divisions, Automation and Equipment, were hard hit by the slow-down in industrial spending on plant equipment resulting in losses for the year. The operations of the Equipment Division have been revised to improve profitability and the resulting termination pay adversely affected the fourth quarter. RTI Laboratories has weathered the shake-out in the analytical testing field and enjoyed improved sales and earnings for the year.

     A number of initiatives are underway which will benefit us in the years to come. We are making progress in controlling environmental liabilities as well as disposing of non-utilized assets. Numerous growth opportunities are being pursued in the operating units, including:

     - Harvel's new California manufacturing facility is operating and producing plastic pipe.

     - The Solvents Division has successfully started a contract parts cleaning business; we will build on this success by opening additional parts cleaning centers in 1999.

     - Seibert has developed a paint formulation which helps our customers solve difficult quality problems on SMC parts.

     - We are expanding production capacity for pyrroles in Elco to meet growing demand for these chemicals.

     In spite of the disappointing earnings, cash flow from operations was positive by $1.4 million. These internally generated funds and $4.0 million in industrial revenue bonds were used to help fund capital expenditures of $7.1 million. These investments were for the expansion of Harvel's operations in California, various growth initiatives and continuing improvements in plant and equipment.

     We are committed to supporting growth opportunities in all of the operating units and will focus on achieving improved sales performance in 1999. While we expect that business conditions in the chemical industry will remain at the current level for several months, we should be well positioned for improvement when economic conditions in the industry improve. We thank you and the entire Detrex family for your continued backing and support.

           Thomas E. Mark                           William C. King
 President and Chief Operating Officer     Chairman and Chief Executive Officer

          --------------- INDEPENDENT AUDITORS' REPORT ---------------

                       [DELOITTE & TOUCHE LLP LETTERHEAD]

To the Board of Directors and Stockholders of Detrex Corporation

We have audited the accompanying consolidated balance sheets of Detrex Corporation and its subsidiaries (the Company) as of December 31, 1998 and 1997 and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Detrex Corporation and its subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

February 25, 1999

DETREX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

                                                                   1998              1997              1996
                                                                -----------       -----------       -----------
NET SALES...................................................    $86,039,277       $95,756,801       $96,825,436
Cost of sales (exclusive of depreciation)...................     64,754,272        71,356,262        74,147,179
Selling, general and administrative expenses................     18,062,684        17,816,042        18,923,660
Provision for depreciation and amortization.................      3,311,984         3,242,789         3,188,758
Net environmental (income)..................................        --                --               (100,000)
Other (income) expense -- net...............................       (149,210)          293,961          (571,118)
Minority interest...........................................        246,352           314,912           280,014
Interest expense............................................        781,002           723,893           919,947
Gain on sale of Pacific Industrial Furnace Division.........        --                --               (368,985)
                                                                -----------       -----------       -----------
INCOME (LOSS) BEFORE INCOME TAXES...........................       (967,807)        2,008,942           405,981
Provision (Credit) for income taxes.........................       (171,280)          495,839            (9,387)
                                                                -----------       -----------       -----------
NET INCOME (LOSS)...........................................       (796,527)        1,513,103           415,368
RETAINED EARNINGS AT BEGINNING OF YEAR......................     15,632,925        14,119,822        13,704,454
                                                                -----------       -----------       -----------
RETAINED EARNINGS AT END OF YEAR............................    $14,836,398       $15,632,925       $14,119,822
                                                                ===========       ===========       ===========
NET INCOME (LOSS) PER COMMON SHARE:
Basic.......................................................          $(.50)             $.96              $.26
                                                                ===========       ===========       ===========
Diluted.....................................................          $(.50)             $.94              $.26
                                                                ===========       ===========       ===========
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic.......................................................      1,583,414         1,583,414         1,583,414
Effects of Dilutive Stock Options...........................        --                 28,056            11,222
                                                                -----------       -----------       -----------
Diluted.....................................................      1,583,414         1,611,470         1,594,636
                                                                ===========       ===========       ===========

See Notes to Consolidated Financial Statements.

DETREX CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31

ASSETS
                                                                 1998              1997
                                                              -----------       -----------
CURRENT ASSETS:
Cash and cash equivalents...................................  $   192,689       $   398,093
Accounts receivable (net of allowance for uncollectible
  accounts of $249,000 in 1998 and $372,000 in 1997)........   12,222,210        16,296,172
Inventories.................................................   10,925,801         9,742,109
Land and building held for sale.............................           --         1,425,000
Prepaid expenses and other..................................      966,651           692,543
Deferred income taxes.......................................    1,924,027         1,349,842
                                                              -----------       -----------
       TOTAL CURRENT ASSETS.................................   26,231,378        29,903,759

LAND, BUILDINGS AND EQUIPMENT:
Land........................................................      993,602           993,602
Buildings and improvements..................................   17,051,589        16,555,248
Machinery and equipment.....................................   37,259,191        31,298,526
Construction in progress....................................    2,702,657         2,541,084
                                                              -----------       -----------
                                                               58,007,039        51,388,460
Less allowance for depreciation and amortization............   32,743,694        30,040,031
                                                              -----------       -----------
       LAND, BUILDINGS AND EQUIPMENT -- NET.................   25,263,345        21,348,429
LAND, BUILDING AND EQUIPMENT HELD FOR SALE..................       21,232         1,350,239
INDUSTRIAL DEVELOPMENT BOND PROCEEDS -- RESTRICTED FOR
  CAPITAL EXPENDITURES......................................    1,247,902                --
PREPAID PENSIONS............................................    1,383,246         1,338,951
DEFERRED INCOME TAXES.......................................      689,504           693,406
OTHER ASSETS................................................    1,154,148           935,978
                                                              -----------       -----------
                                                              $55,990,755       $55,570,762
                                                              ===========       ===========

See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                   1998              1997
                                                                -----------       -----------
CURRENT LIABILITIES:
Loans payable...............................................    $ 6,289,774       $ 5,699,836
Current portion of long-term debt...........................        500,000                --
Current maturities of capital lease obligations.............        256,724           303,464
Accounts payable............................................      9,682,835         9,843,411
Environmental reserve.......................................      1,235,000         1,485,000
Accrued compensation........................................        263,872         1,184,740
Other accruals..............................................      2,078,391         2,113,776
                                                                -----------       -----------
       TOTAL CURRENT LIABILITIES............................     20,306,596        20,630,227

LONG-TERM PORTION OF CAPITAL LEASE OBLIGATIONS..............        468,142           569,396
INDUSTRIAL DEVELOPMENT BONDS................................      3,500,000                --
ACCRUED POSTRETIREMENT BENEFITS.............................      4,671,375         4,488,982
ENVIRONMENTAL RESERVE.......................................      6,803,817         8,090,952
ACCRUED PENSION AND OTHER...................................        148,079         1,028,285
MINORITY INTEREST...........................................      2,067,500         1,941,147
STOCKHOLDERS' EQUITY:
Common capital stock, $2 par value, authorized 4,000,000
  shares,
  outstanding 1,583,414 shares..............................      3,166,828         3,166,828
Additional paid-in capital..................................         22,020            22,020
Retained earnings...........................................     14,836,398        15,632,925
                                                                -----------       -----------
       TOTAL STOCKHOLDERS' EQUITY...........................     18,025,246        18,821,773
                                                                -----------       -----------
                                                                $55,990,755       $55,570,762
                                                                ===========       ===========

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
CONSOLIDATED STATEMENTS
OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

                                                                 1998              1997              1996
                                                              -----------       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss).......................................  $  (796,527)      $ 1,513,103       $   415,368
                                                              -----------       -----------       -----------
    Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
         Depreciation and amortization......................    3,311,984         3,242,789         3,188,758
         Loss on disposal of assets.........................       92,857            42,255           107,488
         Deferred income taxes..............................     (570,283)           83,080         1,277,731
         Minority interest..................................      126,353           194,111           160,015
         Changes to operating assets and liabilities that
             provided (used) cash:
           Accounts receivable..............................    4,073,962        (1,092,988)       (1,247,167)
           Note receivable..................................           --         1,562,665        (1,562,665)
           Refundable U.S. income taxes.....................           --         1,003,827         2,036,945
           Inventories......................................   (1,183,692)         (683,942)         (620,662)
           Prepaid expenses and other.......................     (318,403)          185,720            46,018
           Other assets.....................................       52,597           (34,177)           20,761
           Accounts payable.................................     (160,576)       (1,279,930)        2,115,738
           Environmental reserve............................   (1,537,135)         (695,345)           63,098
           Accrued compensation.............................     (920,868)          485,220            56,431
           Accrued postretirement benefits..................      182,393           195,398           307,699
           Other accruals...................................     (919,380)         (600,271)       (1,966,249)
                                                              -----------       -----------       -----------
             TOTAL ADJUSTMENTS..............................    2,229,809         2,608,412         3,983,939
                                                              -----------       -----------       -----------
             NET CASH PROVIDED BY OPERATING ACTIVITIES......    1,433,282         4,121,515         4,399,307
                                                              -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures....................................   (7,073,049)       (4,710,327)       (2,324,663)
    Proceeds from disposal of property......................    1,395,549             2,125             1,615
    Unused proceeds from bond issue-restricted for capital
       expenditures.........................................   (1,247,902)               --                --
    Proceeds from insurance settlement......................    1,250,000                --                --
                                                              -----------       -----------       -----------
             NET CASH USED IN INVESTING ACTIVITIES..........   (5,675,402)       (4,708,202)       (2,323,048)
                                                              -----------       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from debt issued...............................    4,000,000           --                --
    Debt issuance costs.....................................     (222,985)          --                --
    Borrowing (repayment) under revolving credit facility...      589,938            72,383        (2,872,547)
    Principal payments under capital lease obligations......     (330,237)         (398,648)         (657,027)
                                                              -----------       -----------       -----------
             NET CASH PROVIDED BY (USED IN) FINANCING
                  ACTIVITIES................................    4,036,716          (326,265)       (3,529,574)
                                                              -----------       -----------       -----------
Net decrease in cash and cash equivalents...................     (205,404)         (912,952)       (1,453,315)
Cash and cash equivalents at beginning of year..............      398,093         1,311,045         2,764,360
                                                              -----------       -----------       -----------
Cash and cash equivalents at end of year....................  $   192,689       $   398,093       $ 1,311,045
                                                              ===========       ===========       ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
         Interest...........................................  $   809,809       $   797,756       $ 1,023,564
         Income taxes.......................................  $   282,413       $   205,472       $   223,044
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
    Capital lease obligations incurred in connection with
     the acquisition of equipment...........................  $   425,322       $   649,665       $   445,649
    Capital lease terminations..............................  $   243,080       $   440,149       $   152,931
    Sale of PIFCO...........................................  $        --       $   --            $ 1,562,665

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND CUSTOMER CONCENTRATION

     Detrex Corporation and its subsidiaries (the Company) operate predominantly in a single industry: chemicals and allied products, services, and processes for use by manufacturing and service industries. The principal products include specialty chemicals, lubricant additives, fine chemicals, cleaning solvents, hydrochloric acid, PVC and CPVC plastic pipe, industrial finishing materials and paints, automation equipment, degreasing equipment, and environmental and analytical laboratory services. The products are primarily sold by sales-service engineers and most sales are direct to industrial users.

     All of the Company's business units operate in highly competitive markets which are mainly national in scope, although approximately 11% of the Company's business in 1997 and 14% in 1998 was done outside the United States, principally by its lubricants subsidiary and its plastic pipe subsidiary. Generally, for all products there are numerous competitors with no one company or a small number of companies being dominant. The Company operates in niche markets and its principal methods of competition in various markets include service, price and quality. No material part of the business is dependent upon a single customer or a few customers and therefore vulnerability from this aspect is not a factor. However, certain of the Company's business units sell primarily to automotive or petro-chemical companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Financial Statements

     The consolidated financial statements comprise those of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated. Certain amounts for 1996 and 1997 have been reclassified to conform with 1998 classifications.

     Inventories and Accounts Receivable

     Inventories are stated at lower of cost or market. Approximately 95% of raw materials, including raw materials in work in process and finished goods inventories, is valued by using the last-in, first-out method. Labor and burden in inventory are determined by using the average cost method. Inventories relating to equipment contracts are stated at the accumulated cost of material, labor and burden less related progress billings.

     Revenue from the Company's equipment contracts is recognized using the percentage-of-completion method except when use of the completed contract method does not have a material impact on the results of operations.

     For sales reported under the percentage of completion method, the percent of revenues is recognized based on the ratio of costs incurred to date to total costs expected for each project. Revenue recognized for jobs in process at December 31, 1998 totals $786,453 and costs incurred on these contracts amounts to $652,211. Included in accounts receivable is $400,089 that has not been billed to customers due to contractual arrangements.

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

     Interest incurred during construction periods is capitalized. $18,955 was capitalized in 1998 and $86,540 was capitalized in 1997.

     Research and Development

     Research and development costs are charged to operations as incurred. Research and development costs for 1998, 1997 and 1996 were approximately $1,243,000, $1,365,000, and $1,114,000, respectively.

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

     Fair Value of Financial Instruments

     The carrying values of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, debt under the Revolving Credit Agreement, and the Industrial Development Bonds issue approximated fair values.

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

3. INVENTORIES

     Inventories at December 31 consist of the following:

                                      1998           1997
                                   -----------    ----------
Raw materials..................    $ 3,435,271    $3,390,407
Work in progress...............        358,079       359,819
Finished goods.................      7,157,247     5,996,243
Less: Progress billings on work
  in progress..................        (24,796)       (4,360)
                                   -----------    ----------
                                   $10,925,801    $9,742,109
                                   ===========    ==========

     The excess of current cost over the stated last-in, first-out value is approximately $450,000 and $1,345,000 at December 31, 1998 and 1997.

4. CAPITAL AND OPERATING LEASES

     Capitalized lease assets included in machinery and equipment at December 31 are as follows:

                                       1998          1997
                                    ----------    ----------
Machinery and equipment.........    $1,367,961    $1,420,319
Accumulated amortization........       700,201       611,394
                                    ----------    ----------
Leased assets -- net............    $  667,760    $  808,925
                                    ==========    ==========

     Rent expense applicable to operating leases for 1998, 1997 and 1996 was $598,000, $591,000 and $565,000, respectively.

     Minimum annual lease payments for leases in effect at December 31, 1998 are as follows:

Minimum Lease Payments:             Capital    Operating
                                   --------   ----------
    1999.........................  $328,685   $  699,215
    2000.........................   261,834      540,284
    2001.........................   162,661      484,662
    2002.........................    94,695      497,319
    2003.........................    18,325      490,520
    2004 and thereafter..........        --    4,431,024
                                   --------   ----------
Total minimum lease payments.....  $866,200   $7,143,024
                                              ==========
Less amount representing
  interest.......................   141,334
                                   --------
Present value of net minimum
  lease payments.................   724,866
Less current portion.............   256,724
                                   --------
Non-current portion..............  $468,142
                                   ========

5. REVOLVING CREDIT AGREEMENT AND TERM LOAN

     During 1998 the Company amended its Credit Agreement (the Agreement) with Comerica Bank including an extension of the expiration date to May 1, 2000. The Agreement provides for a credit facility of up to $12.0 million, collateralized by the Company's inventory, accounts receivable, certain fixed assets, and stock of subsidiaries. The Agreement contains, among other provisions, requirements for maintaining defined levels of tangible net worth and various financial statement ratios. Interest under the Agreement equaled the prime interest rate. The Agreement also provides for a $2.0 million Term Loan facility.

     The weighted average interest rate for short term borrowings under the Agreement for the year ended December 31, 1998 was 8.77%, compared to 9.92% for the year ended December 31, 1997 and 10.07% for the year ended December 31, 1996.

     At December 31, 1998, the Company was not in compliance with certain financial covenants contained in the Agreement. The terms of the facility were subsequently amended retroactive to December 31, 1998, and the Company is in compliance with the amended covenants. The Company expects to be in compliance with the amended Agreement throughout 1999. Additional changes to the Agreement include extending the credit facility to May 1, 2001 and changing the interest rate to prime plus 1/4%.

6. INDUSTRIAL DEVELOPMENT BONDS

     In connection with the expansion of Harvel Plastics, Inc.'s manufacturing capacity, $4.0 million of industrial development bonds were issued by the California Economic Development Financial Authority on March 24, 1998. Interest rates for these bonds are established weekly based on tax-exempt bond interest rates. The rate at the end of 1998 was 4.0%. The obligation is backed by a Letter of Credit issued by Comerica Bank for the total amount of the bonds. The Letter of Credit is in effect until January 2006 and affords protection against failed remarketing efforts if any were to occur. The amount and timing of redemption of the bonds is as follows:

         December 31               Amount
------------------------------    --------
1999..........................    $500,000
2000..........................     600,000
2001..........................     500,000
2002..........................     600,000
2003..........................     500,000
2004..........................     600,000
2005..........................     700,000

     At December 31, 1998, $1,247,902 of the proceeds of the bonds were held in a restricted trust for remaining capital expenditures in connection with the expansion project.

7. OTHER INCOME -- NET

     Other income includes interest income of approximately $2,100, $7,000, and $182,000 for 1998, 1997 and 1996, respectively.

8. INCOME TAXES

     Income taxes include the following components:

                                   1998        1997         1996
                                 ---------   ---------   -----------
Current for tax purposes:
  Federal......................  $  56,951   $  42,032   $(1,146,060)
  State and local..............    178,306     194,559        74,381
                                 ---------   ---------   -----------
    Total current..............    235,257     236,591    (1,071,679)
                                 ---------   ---------   -----------
Deferred income taxes:
  Federal......................   (406,537)    723,261       948,152
  Valuation allowance..........         --    (467,000)      --
  State and local..............         --       2,987       114,140
                                 ---------   ---------   -----------
    Total deferred.............   (406,537)    259,248     1,062,292
                                 ---------   ---------   -----------
Provision (credit) for income
  taxes........................  $(171,280)  $ 495,839   $    (9,387)
                                 =========   =========   ===========

     Deferred tax assets (liabilities) at December 31, 1998 and 1997 relate to the following temporary differences and carryforwards:

                                              1998          1997
                                           -----------   -----------
Net operating loss carryforward..........  $   613,747   $   244,815
Alternative minimum tax credit
  carryforward...........................      482,027       425,176
Accruals for:
  Postretirement benefits................    1,788,669     1,718,831
  Environmental..........................    3,078,063     3,666,633
  Restructuring..........................        8,421        41,463
  Self insurance reserve.................      121,738       150,097
Inventory related........................      599,510       429,790
Insurance refund.........................      478,625       --
Other....................................      268,639       184,367
                                           -----------   -----------
    Gross deferred tax assets............    7,439,439     6,861,172
                                           -----------   -----------
Depreciation.............................   (2,998,988)   (3,021,329)
Undistributed earnings of the Company's
  DISC...................................   (1,334,812)   (1,484,017)
Other....................................     (492,108)     (312,578)
                                           -----------   -----------
    Gross deferred tax liabilities.......   (4,825,908)   (4,817,924)
                                           -----------   -----------
    Net deferred tax assets..............  $ 2,613,531   $ 2,043,248
                                           ===========   ===========

     The Company has net operating loss carryforwards of $1,805,139 that expire in 2010 and 2018.

     The reasons for the difference between the income tax provision and income taxes computed at the statuatory rate of 34% for 1998, 1997 and 1996 are summarized below:

                                      1998        1997        1996
                                    ---------   ---------   ---------
Computed "expected" tax
  provision.......................  $(329,065)  $ 683,040   $ 138,034
State and local income taxes, net
  of federal tax benefit..........    117,682     130,380     124,424
Nondeductible meal and
  entertainment expense...........     69,509      68,655      63,504
Tax refund carryback tax rate
  differential....................     --          --        (364,319)
Deferred tax asset valuation
  allowance.......................     --        (467,000)     --
Other -- net......................    (29,406)     80,764      28,970
                                    ---------   ---------   ---------
                                    $(171,280)  $ 495,839   $  (9,387)
                                    =========   =========   =========

     In 1995, the Company established a valuation allowance of $467,000 against its deferred tax assets. The Company returned this reserve to income in 1997.

9. LAND, BUILDINGS AND EQUIPMENT HELD FOR SALE

     In 1993, the Company sold one division and outsourced manufacturing at another location. As a result, the Company had two facilities available for sale. One facility was sold in 1998 and the second is under contract to sell and it is anticipated that the transaction will be finalized during the first half of 1999. Insurance proceeds of $1,250,000 were received as a result of storm damage to the second facility and the book value of the property was adjusted accordingly.

10. PENSION AND POSTRETIREMENT COSTS

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

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 6.75% and 4.0%, at December 31, 1998, 7.0% and 4.0% at December 31, 1997
and 7.5% and 4.0% at December 31, 1996. The expected long-term rate of return on assets was 8.5% in 1996 and 1997 and 9.25% in 1998. The following tables set forth the information required under Statement of Financial Accounting Standards No. 132:

                                 1998           1997
                              -----------    -----------
A. CHANGE IN PROJECTED BENEFIT OBLIGATION
  Benefit Obligation at
    January 1.............    $29,056,309    $26,515,238
  Service Cost............        684,709        570,823
  Interest Cost...........      1,992,556      1,942,248
  Actuarial (Gain)/Loss...      1,224,166      1,826,456
  Benefits Paid in
    Measurement Year......     (1,849,575)    (1,798,456)
                              -----------    -----------
  Benefit Obligation at
    December 31...........    $31,108,165    $29,056,309
                              ===========    ===========
B. CHANGE IN PLAN ASSETS
  Market Value of Assets
    at January 1..........    $32,834,181    $29,678,283
  Actual Return on
    Assets................      2,722,420      4,872,550
  Contributions Made in
    Measurement Year......          5,899         81,804
  Benefits Paid in
    Measurement Year......     (1,849,575)    (1,798,456)
                              -----------    -----------
  Market Value of Assets
    at December 31........    $33,712,925    $32,834,181
                              ===========    ===========

                                 1998           1997
                              -----------    -----------
C. RECONCILIATION OF FUNDED STATUS
  Funded Status as of
    December 31...........    $ 2,604,760    $ 3,777,872
  Unrecognized Transition
    (Asset)/Obligation....       (554,975)      (752,700)
  Unrecognized Prior
    Service Cost..........        437,617        480,252
  Unrecognized Net
    (Gain)/Loss...........     (1,221,563)    (2,844,684)
                              -----------    -----------
  Net Pension Asset.......    $ 1,265,839    $   660,740
                              ===========    ===========

                                 1998           1997           1996
                              -----------    -----------    -----------
D. NET PERIODIC PENSION CREDIT
  Service Cost............    $   684,709    $   570,823    $   584,825
  Interest Cost...........      1,992,556      1,942,248      1,869,757
  Expected Return on
    Assets................     (2,952,562)    (2,451,343)    (2,304,433)
  Net Amortization........       (323,903)      (316,716)      (222,304)
                              -----------    -----------    -----------
  Net Periodic Pension
    Cost..................    $  (599,200)   $  (254,988)   $   (72,155)
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

     Net periodic postretirement benefit costs included the following components:

                                       1998        1997        1996
                                     --------    --------    --------
Service cost-benefits attributed
  to service during the period...    $107,647    $100,341    $171,286
Interest cost on accumulated
  postretirement benefit
  obligation.....................     249,066     246,921     284,266
Net amortization.................     (42,301)    (48,580)      --
                                     --------    --------    --------
Net periodic postretirement
  benefit cost...................    $314,412    $298,682    $455,552
                                     ========    ========    ========

     The Company's postretirement benefit plans are not funded. The status of the plans at December 31, 1998 and 1997 follows:

                                                 1998         1997
                                              ----------   ----------
Accumulated postretirement benefit
  obligation:
  Retirees..................................  $2,242,022   $2,121,546
  Fully eligible active plan participants...     304,208      248,040
  Other active plan participants............   1,275,976    1,113,065
                                              ----------   ----------
    Subtotal................................   3,822,206    3,482,651
Unrecognized net gain and prior service
  cost......................................     849,169    1,006,331
                                              ----------   ----------
    Total accrued postretirement benefits...  $4,671,375   $4,488,982
                                              ==========   ==========

     The change in accumulated benefit obligation is as follows:

                                                 1998         1997
                                              ----------   ----------
Accumulated Postretirement Benefit
  Obligation - January 1....................   3,482,651   $4,086,412
Service Cost................................     107,647      100,341
Interest Cost...............................     249,066      246,921
Amendments..................................      --         (213,491)
Actuarial (Gain)/Loss.......................     114,861     (634,248)
Benefits Paid in Measurement Year...........    (132,019)    (103,284)
                                              ----------   ----------
Accumulated Postretirement Benefit
  Obligation - December 31..................  $3,822,206   $3,482,651
                                              ==========   ==========

     For measurement purposes, a 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate is assumed to decrease gradually over the next 4 years to 5.0% in 2002 and thereafter. The assumption for the health care cost trend rate has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1.0% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1998 by approximately 14.8% and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately 16.2%.

     The assumed discount rate used in determining the accumulated postretirement benefit obligation was 6.75% at December 31, 1998, 7.0% at December 31, 1997 and 7.5% at December 31, 1996.

11. SALE OF PACIFIC INDUSTRIAL FURNACE DIVISION

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

12. CONTINGENCIES

     The Company and at least seventeen other companies are potentially responsible for sharing the costs in a proceeding to clean up contaminated sediments in the Fields Brook watershed in Ashtabula, Ohio. The Environmental Protection Agency ('EPA") issued a Record of Decision in 1986 concerning the methods it recommends using to accomplish this task. The Company and the other potentially responsible parties negotiated with the EPA as to how best to effect the clean up operation. After negotiation, an agreement was reached with EPA on clean-up methodology. The Company's share of clean-up costs is anticipated to be in the range of approximately $3.0 to $3.5 million.

     The Company maintains a reserve for anticipated expenditures over the next several years in connection with remedial investigations, feasibility studies, remedial design, and remediation relating to the clean up of environmental contamination at several sites, including properties owned by the Company. The amounts of the reserve at December 31, 1998 and 1997 were $8.0 million and $9.6 million respectively. The reserve includes a provision for the Company's anticipated share of remediation in the Fields Brook watershed referred to above, as well as a provision for costs that are expected to be incurred in connection with remediation of other sites. Some of these studies have been completed; others are ongoing. In some cases, the methods of remediation remain to be agreed upon.

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

13. PREFERRED STOCK

     The Company has authorized 1,000,000 shares of $2 par value preferred stock, issuable in series. No shares were issued or outstanding as of December 31, 1998, 1997 and 1996.

14. STOCK PURCHASE RIGHTS
     The Company has in place a Shareholder Rights Plan, under which preferred stock purchase rights were distributed to shareholders as a dividend of one Right for each outstanding share of Common Stock. Each Right will entitle shareholders to buy one one-hundredth of a newly issued share of Series A Preferred Stock of the Company at an exercise price of $80, subject to adjustment. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's outstanding Common Stock or commences a tender or exchange offer upon consummation of which a person or group would beneficially own 30% or more of the Company's outstanding Common Stock. Until they become exercisable, the Rights will be evidenced by the Common Stock certificates and will be transferred only with such certificates.

     If any person or group becomes the beneficial owner of 15% or more of the Company's outstanding Common Stock, or if a holder of 15% or more of the Company's Common Stock engages in certain self-dealing transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, shares of the Company's Common Stock (or, in certain circumstances, units of the Company's Series A Preferred Stock, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price. In addition, if after a person or group becomes the beneficial owner of 15% or more of the Company's outstanding Common Stock the Company is involved in a merger or other business combination transaction with another person after which its Common Stock does not remain outstanding, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock of such other person having a market value equal to twice the then-current exercise price. The Company will generally be entitled to redeem the Rights at $.01 per Right at any time until the tenth business day following public announcement that a person or group has acquired 15% or more of the Company's Common Stock. The Plan will expire on May 4, 2000 unless the Rights are earlier redeemed by the Company.

15. STOCK OPTIONS

     On April 22, 1993, the shareholders of the Company approved the Corporation's 1993 Stock Option Plan (the Management Plan) and the Corporation's 1993 Stock Option Plan for Outside Directors (the Directors Plan). A summary of the fixed stock option grants under Detrex's Management Plan and Directors Plan as of December 31, 1998, 1997 and 1996, and changes during the years is presented below.

     The total number of shares reserved for issuance upon exercise of options under the Management Plan is 150,000 shares and under the Directors Plan is 50,000 shares. Of the 200,000 options reserved, 7,000 remain available for future grants under the Management Plan; the time for granting options under the Directors Plan has expired.

                                 Management Plan            Directors Plan
                             ------------------------   -----------------------
                             Shares                     Shares
                              Under    Weighted Ave.    Under    Weighted Ave.
                             Option    Exercise Price   Option   Exercise Price
                             ------    --------------   ------   --------------
1996
  Outstanding at beginning
    of year................   23,000       $8.90        30,000       $9.89
  Granted..................  101,000       6.27          6,000        7.31
  Forfeited................    5,000       8.625          --           --
  Outstanding at end of
    year...................  119,000       6.68         36,000        9.46
1997
  Granted..................    2,000       9.00          6,000        8.13
  Outstanding at end of
    year...................  121,000       6.72         42,000        9.27
1998
  Granted..................   22,000      13.38           --           --
  Outstanding at end of
    year...................  143,000       7.74         42,000        9.27

     Of the 185,000 options outstanding at December 31, 1998, the weighted average remaining life is 6.25 years; 131,316 of such options are exercisable at December 31, 1998. Also, of the 185,000 options outstanding, 83,000 are in-the-money and 102,000 are out-of-the-money. The range of exercise prices is from $5.00 to $13.38. The following table summarizes information about stock options outstanding at December 31, 1998:

                      Options Outstanding          Options Exercisable
                 ------------------------------   ---------------------
                           Weighted    Weighted              Weighted
    Range of     Shares     Average    Average    Shares      Average
    Exercise      Under    Remaining   Exercise    Under     Exercise
      Price      Option      Life       Price     Option       Price
    --------     -------   ---------   --------   -------   -----------
  $ 5.00-$ 8.00   92,000     7.00       $ 5.86     71,250     $ 5.91
  $ 8.01-$11.00   62,000     5.67         8.97     51,066       8.96
  $11.01-$13.38   31,000     5.18        12.95      9,000      11.90
  -------------  -------     ----       ------    -------     ------
  $ 5.00-$13.38  185,000     6.25       $ 8.09    131,316     $ 7.51

     In accordance with the Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to report compensation by applying the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and therefore has recorded no charge to income for stock options. The pro-forma effect of applying the Black-Scholes option valuation model to options granted in 1996, 1997 and 1998 as well as the underlying weighted average Black-Scholes assumptions are as follows:

                                        1998        1997        1996
                                       -------   ----------   --------
Net income (loss) as reported (in
  thousands).........................  $ (797)     $1,513       $415
Pro-forma net income (loss) (in
  thousands).........................    (888)      1,434        347
Earnings (loss) per share as
  reported -- basic..................   (0.50)       0.96       0.26
Pro-forma earnings (loss) per
  share..............................    (.56)       0.91       0.22
Expected Volatility..................    0.50        0.37       0.36
Risk-Free Rate of Return.............    5.62        6.54       5.99
                                         6         6-10         10
Expected Life........................  Years      Years       Years

     Using the assumptions underlying the Black-Scholes model, the per share weighted average fair value of options granted in 1998, 1997 and 1996 is $7.31, $4.60 and $3.51.

16. SEGMENT REPORTING

     Effective December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company has five operating segments that meet the quantitative thresholds of Statement No. 131:

     - Harvel Plastics -- manufactures PVC and CPVC pipe and custom extrusions

     - Elco Corporation -- produces lubricant additives, hydrochloric acid and fine chemicals

     - Seibert-Oxidermo -- supplies paint, primers and specialty coatings for the automotive industry

     - Equipment Division -- designs, engineers and sells industrial cleaning equipment

     - Solvents Division -- distributes virgin or reclaimed solvents and aqueous or semi-aqueous cleaning chemistries.

     Information regarding the Company's Automation Division and its RTI Laboratories Division are combined with Corporate data since they do not meet the quantitative thresholds. In addition, Corporate data includes interest expense, corporate administrative expense, discontinued operations and provisions for certain employee benefit items. Data (in thousands) for 1998, 1997 and 1996 is as follows:

                                         1998       1997       1996
                                        -------    -------    -------
Net sales:
  Harvel Plastics.....................  $29,656    $29,638    $26,323
  Elco Corporation....................   19,873     22,759     22,278
  Seibert-Oxidermo....................   12,237     13,783     13,486
  Equipment Division..................    7,291     10,594     13,383
  Solvents Division...................   14,502     15,782     15,181
  Other...............................    2,480      3,201      6,174
                                        -------    -------    -------
    Total.............................  $86,039    $95,757    $96,825
                                        =======    =======    =======
Earnings (loss) before income taxes:
  Harvel Plastics.....................  $ 2,710    $ 3,267    $ 2,661
  Elco Corporation....................    1,237      2,811      2,751
  Seibert-Oxidermo....................     (366)       296        672
  Equipment Division..................     (823)       756        679
  Solvents Division...................      361        291       (818)
                                        -------    -------    -------
    Sub-total.........................  $ 3,119    $ 7,421    $ 5,945
  Corporate administrative expense....   (3,912)    (3,790)    (3,627)
  Corporate interest expense..........     (655)      (576)      (808)
  Other...............................      480     (1,046)    (1,104)
                                        -------    -------    -------
    Total.............................  $  (968)   $ 2,009    $   406
                                        =======    =======    =======
Depreciation and amortization:
  Harvel Plastics.....................  $ 1,204    $ 1,148    $ 1,012
  Elco Corporation....................      924        835        787
  Seibert-Oxidermo....................      330        360        316
  Equipment Division..................       78         87         88
  Solvents Division...................      288        289        332
  Other...............................      488        524        654
                                        -------    -------    -------
    Total.............................  $ 3,312    $ 3,243    $ 3,189
                                        =======    =======    =======
Total assets:
  Harvel Plastics.....................  $21,630    $15,904    $13,908
  Elco Corporation....................   15,139     13,284     11,754
  Seibert-Oxidermo....................    6,949      7,626      7,739
  Equipment Division..................    3,618      5,900      5,626
  Solvents Division...................    5,473      5,869      5,446
  Other...............................    3,245      6,988     11,119
                                        -------    -------    -------
    Total.............................  $56,054    $55,571    $55,592
                                        =======    =======    =======
Sales by customer location:
  United States.......................  $75,730    $85,063    $84,744
  Outside United States...............   10,309     10,694     12,081
                                        -------    -------    -------
    Total.............................  $86,039    $95,757    $96,825
                                        =======    =======    =======

--------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     After two profitable years, Detrex Corporation and its consolidated subsidiaries (the "Company") incurred a loss of $797,000 in 1998. With the exception of the company's Solvents Division, each of the Company's reporting segments incurred a decline in earnings in 1998.

     Harvel Plastics, Inc. ("Harvel") maintained the same revenue as in 1997 but earnings were adversely affected by start-up costs associated with its new California manufacturing facility and margin pressure resulting from world-wide overcapacity of PVC and CPVC pipe. The Elco Corporation ("Elco") reported declines in revenue in both its lubricant additives and its hydrochloric acid product lines. The majority of the decline in lubricant additives was in the international markets where the strong U.S. dollar had a negative impact; the decline in hydrochloric acid was attributable to the slowdown in computer chip manufacturing, an industry which is normally a major purchaser of high-grade hydrochloric acid. Seibert-Oxidermo, Inc. ("Seibert") recorded a loss in 1998, compared to profits in both 1996 and 1997. Seibert suffered a loss in volume which was partially caused by the effects of the General Motors strike in the second and third quarters. Seibert's business is almost entirely dependent on the automotive industry, and pricing pressures for suppliers in that industry continue. The Company's Equipment Division also incurred a loss in 1998 after two years of earnings. The Equipment Division had a $3.3 million reduction in revenue as capital spending was reduced in the markets served by this Division. The Division's 1998 revenues and earnings were negatively impacted by a very strong 1997 fourth quarter as customers accelerated purchases of new or upgraded cleaning equipment to meet new government standards required as of December 31, 1997. The Company's Solvents Division reported an increase in earnings even though revenue declined on a year-to-year basis. The increase in earnings was primarily attributable to the Division successfully implementing a new contract parts cleaning business during 1998.

     As a result of the losses incurred during the last three quarters of the year, action was taken to reduce costs both at the Corporate level and at three of the Company's business units. Manpower, insurance costs and legal expenses were reduced at the Corporate level. Manpower reductions also took place at the Equipment Division, Elco and Seibert. Manufacturing expenses were reduced at both Elco and Seibert. The effect of these actions was to reduce costs by approximately $2.5 million on an annualized basis.

COMPARATIVE OPERATING DATA (IN THOUSANDS)

                                                                        1998               1997                1996
                                                                   ---------------    ---------------    ----------------
                                                                     $         %        $         %         $         %
                                                                   ------    -----    ------    -----    -------    -----
      Net sales................................................    86,039    100.0    95,757    100.0     96,825    100.0
      Gross margin.............................................    21,285     24.7    24,401     25.5     22,678     23.4
      Selling, general and administrative expenses.............    18,063     21.0    17,816     18.6     18,924     19.5
      Depreciation and amortization............................     3,312      3.8     3,243      3.4      3,189      3.3
      Gain on sale of PIFCO....................................      --       --        --       --          369       .4
      Net income (loss)........................................      (797)     (.9)    1,513      1.6        415       .4

     1998 COMPARED TO 1997 -- Net sales in 1998 reflect a $9.7 million decrease from the previous year. The largest decrease was in the Company's Equipment Division as a result of reduced capital spending by customers in the markets we serve. Decreases also occurred at Elco, Seibert, and the Company's Solvents Division. During 1998, these business units were adversely affected by the economic situation in Asia, the slowdown in computer chip manufacturing, and the General Motors strike. Sales at Harvel were approximately the same as the previous year.

     Gross margin in 1998 was 24.7%, compared to 25.5% in 1997. Margins were adversely affected by the drop in volume and pricing pressure. Margins at Harvel were also affected by launch costs at its new California manufacturing facility. As a result of launching the California operations, Harvel's inventory and manpower were both higher than December 31, 1997 levels.

     The year-to-year increase in selling, general and administrative expenses is due to economic increases in all of the Company's operating units, termination and severance costs, and additional marketing and technical support personnel in some of the Company's business units. These increases more than offset the increase in pension credits.

     The provision for depreciation and amortization is higher than a year ago as a result of depreciation of plant additions in Ashtabula, Ohio and partial year depreciation of equipment at Harvel's new facility in California.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

     Interest expense on bank borrowings is approximately $31,000 lower than last year due to lower rates being negotiated at the time the Company's Credit Agreement was extended. However, interest expense in 1998 also includes interest attributable to the tax deferral of income from certain export sales and two months of interest on Harvel's industrial development bonds. Also, more interest was capitalized in 1997 than in 1998. The total year-to-year change in interest expense is an increase of $57,000.

     The income tax credit in 1998 reflects a credit for federal income tax, partially offset by state and local income tax expense. Income tax expense in 1997 reflects state, local and federal income taxes, partially offset by returning to income the deferred tax valuation allowance that was established in 1995.

     1997 COMPARED TO 1996 -- Net sales in 1997 reflect a $3.5 million revenue increase which replaced nearly all of the $4.6 million sales revenue associated with the industrial furnace division (PIFCO) which was sold in 1996. Harvel was the main contributor to the revenue growth.

     Gross margin in 1997 was 25.5%, compared to 23.4% in 1996. Improved cost control at the Company's Equipment and Solvents Divisions accounted for most of the margin improvement.

     The $1.1 million decrease in selling, general and administrative expenses is primarily attributable to a division being sold in the fourth quarter of 1996, the cost cutting activities that took place at the Company's Solvents Division and reduction in outside commissions at Elco.

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

     Income tax expense in 1997 reflects state, local and federal income taxes, partially offset by returning to income the deferred tax valuation allowance that was established in 1995. Income tax expense in 1996 reflects the normal provisions, completely offset by a credit to reflect the recognition of a rate differential resulting from the carryback of certain components of prior year net operating losses to tax years in which the statutory rate was 46%.

LIQUIDITY, FINANCIAL CONDITION, AND CAPITAL RESOURCES

     The Company utilized internally generated funds, and the proceeds from the sale of a closed plant to finance its operations during 1998. In addition, in late September, insurance proceeds were received in conjunction with storm damage to a plant being held for sale. It is anticipated that the plant will be sold in the first half of 1999. Also, financing for Harvel's expansion in California was accomplished by obtaining $4.0 million of industrial development bonds.

     The Company's capital expenditures in 1999 are estimated to be $5.5 million. It is anticipated that these expenditures will principally be financed through internally generated funds and borrowings under existing financing arrangements.

     On February 23, 1999, the Company received reaffirmation of its $12.0 million credit facility. The financial covenants were amended and the interest rate was increased by 1/4%. The term of the credit facility was extended to May 1, 2001. (See Note 5 to the Consolidated Financial Statements).

     Working capital was $5.9 million at December 31, 1998 compared to $9.3 million at December 31, 1997. The Company believes the 1998 working capital level is adequate. The Company has paid no dividends since the second quarter of 1991 and cannot forecast when the dividend will be restored.

YEAR 2000 COMPLIANCE

     The Company currently is working to resolve the potential impact of the Year 2000 on the processing of information by its computerized information systems. Year 2000 ("Y2K") issues may arise if computer programs have been written using two digits,

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

instead of four, to define the applicable year. In such case, a program that utilizes time-sensitive logic may recognize a date using "00" as the Year 1900 rather than the Year 2000, which could result in miscalculations or system failures.

     In 1997, the Company undertook a study to determine its future computer hardware and software requirements for its management information systems, including Y2K compliance considerations. Since then the Company has implemented a program, consisting of two phases, for achieving upgraded systems and Y2K compliance. The first phase of the program consisted of replacing the Company's computerized information systems and programs with new systems and programs that are Y2K compliant. As of November, 1998, the Company has completed the first phase. As a result, the Company's accounts payable, accounts receivable and general ledger were upgraded to new, Y2K compliant systems and programs. The Company expects to convert its fixed asset records to new, Y2K compliant programs in the second quarter of 1999.

     The second phase of becoming Y2K compliant in its management information systems is the replacement of computerized information systems and programs that perform job costing for the Company's Equipment Division and sales invoicing for the Company's Solvents and Equipment Divisions with Y2K compliant systems and programs. The Company has started this phase and expects to complete it by mid-year 1999.

     All of the parent Company's operations systems have been reviewed and work plans have been established to develop Y2K compliance by mid-year 1999. Two of the Company's subsidiaries, Harvel and Seibert, are substantially compliant at the present time. Elco has developed a work plan and has an approved capital expenditure of approximately $75,000 for its Y2K compliance program which is scheduled to be completed by mid-year 1999.

     Since the Company relies on electronic data from certain of its vendors, financial institutions and customers, the Company has conducted surveys to determine if these entities are Y2K compliant or are on schedule to become Y2K compliant before the end of 1999. The Company has sent detailed questionnaires to approximately 500 vendors, financial institutions and customers to determine if they are on schedule to become Y2K compliant. Approximately 335 entities have responded to the questionnaires in varying degrees of detail. All of these entities have indicated that they are or will become Y2K compliant. However, the Company has not yet conducted any testing with third parties and therefore has no assurance that these entities, or others that have not responded, will become Y2K compliant on a timely basis. If the Company's most significant vendors, financial institutions and customers fail to become Y2K compliant on a timely basis, such failure could have a material adverse effect on the Company's business and operations.

     To become Y2K compliant, the Company has appointed an officer as project coordinator for its Y2K program and has engaged the services of information systems consultants. As of December 31, 1998, the Company had spent approximately $500,000 to upgrade its information systems and programs, most for which were capital expenditures. Although the Company cannot predict with certainty the remaining expenditures that it will make during 1999 for such upgrades, the Company's current estimates are in the range of $400,000, most of which will also be capital expenditures. The Company cannot accurately allocate the portion of such expenditures for information systems and programs that relate solely to Y2K compliance.

     In the last two years, the Company has dedicated significant management attention to the Y2K issue. Management updates the Board of Directors on a regular basis concerning the Company's progress in achieving Y2K compliance. Because it expects to become Y2K compliant, the Company has not developed a contingency plan in the event that it should fail to become Y2K compliant. The Company will continue to monitor its progress in becoming Y2K compliant and will develop contingency plans as needed if it determines that there will be a shortfall in its Y2K efforts or those of its vendors, financial institutions and customers. The Company currently cannot determine the cost of contingency plans, should they be necessary.

     The cost of the Company's Y2K program and the dates by which the Company believes it will become Y2K compliant are based upon management's best estimates. The Company cannot assure that it will achieve Y2K compliance according to this program and actual results could differ from those outlined. Various factors, including numerous assumptions as to future events, the timely availability of experienced personnel, the complexity of the transition from its old systems to the new systems and the compliance efforts of third parties, which the Company does not control, may adversely affect its Y2K compliance progress. Any failure to become Y2K compliant on a timely basis could have a material adverse affect on the Company, including the inability to properly bill and collect payments from customers, as well as errors and omissions in accounting and financial data.

SELECTED FINANCIAL DATA
(Dollars in thousands except per share amounts)

                                                               1998      1997      1996      1995       1994
                                                              -------   -------   -------   -------   --------
Net sales...................................................  $86,039   $95,757   $96,825   $94,302   $100,096
Net income (loss)...........................................     (797)    1,513       415    (1,869)    (5,639)
Earnings (loss) per common share -- basic...................     (.50)      .96       .26     (1.18)     (3.56)
Earnings (loss) per common share -- diluted.................     (.50)      .94       .26     (1.18)     (3.56)
Total assets................................................   55,991    55,571    55,592    57,659     61,775
Net working capital.........................................    5,925     9,274     8,515     6,317      6,968
Capital expenditures........................................    7,073     4,710     2,325     2,095      2,201
Long term portion of capital lease obligations..............      468       569       394       518        702
Total bank debt.............................................    6,290     5,700     5,627     8,500      5,500
Industrial development bonds................................    4,000        --        --        --         --
Stockholders' equity........................................   18,025    18,822    17,309    16,893     18,763
Stockholders' equity per common share.......................    11.38     11.89     10.93     10.67      11.85
Number of employees.........................................      366       353       345       347        367
Percentages to net sales:
     Gross margin...........................................     24.7      25.5      23.4      22.5       22.9
     Net income (loss)......................................      (.9)      1.6        .4      (2.0)      (5.6)
Net income (loss) as a percent of:
     Average total assets...................................     (1.4)      2.7        .7      (3.1)      (9.3)
     January 1st stockholders' equity.......................     (4.2)      8.7       2.5     (10.0)     (23.1)
Current ratio...............................................      1.3       1.4       1.4       1.3        1.3

SUPPLEMENTARY INFORMATION (Unaudited)
Selected Quarterly Data (Thousands of dollars except per share amounts)

                                                 1998 Quarters                                  1997 Quarters
                                    ----------------------------------------       ----------------------------------------
                                      4th        3rd        2nd        1st           4th        3rd        2nd        1st
                                    -------    -------    -------    -------       -------    -------    -------    -------
Net sales.......................    $21,198    $22,113    $21,292    $21,436       $25,972    $22,908    $23,716    $23,161
Gross margin on sales...........      5,385      5,573      4,905      5,422         7,224      5,791      5,793      5,586
Net income......................       (428)      (266)      (248)       146           868        173        336        136
Per common share -- basic.......       (.27)      (.17)      (.15)       .09           .55        .11        .21        .09
Per common share -- diluted.....       (.27)      (.17)      (.15)       .09           .53        .11        .21        .09
Stock price range(1)
  High..........................      7 1/4     13 1/2     17 3/4         18        11 1/4      9 7/8      9 1/4      8 1/4
  Low...........................    5 13/16      6 1/4     12          9 3/8         8 3/4      7 1/4      7 1/4      5 3/4

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

         ROBERT A. EMMETT, III
         Partner, Reed Smith Shaw & McClay,
           Attorneys, Washington, D.C.

         WILLIAM C. KING
         Chairman and Chief Executive Officer

         JOHN F. MANGOLD
         Manufacturing Consultant

         THOMAS E. MARK
         President and Chief Operating Officer

         BENJAMIN W. McCLEARY
         Member, McFarland Dewey & Co., LLC
           Investment Bankers, New York City

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

         W. C. KING
         Chairman and Chief Executive Officer

         T. E. MARK
         President and Chief Operating Officer

         G. J. ISRAEL
         Vice President-Finance, Treasurer and
           Chief Financial Officer

         R. M. CURRIE
         Secretary and General Counsel

         S. J. QUINLAN
         Controller

         BUSINESS UNIT EXECUTIVES

         D. A. CHURCH
         President, Seibert-Oxidermo, Inc.

         D. R. CRANDELL
         President, Solvents and
           Equipment Divisions

         J. G. SINGH
         General Manager, RTI Laboratories

         C. K. UTZ
         General Manager, Automation Division

         E. E. WISMER
         President, Harvel Plastics, Inc.

         R. D. WYVILL
         President, The Elco Corporation and
           General Manager, Chemicals Division


A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR 1998 WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST. REQUESTS ARE TO BE SENT TO VICE PRESIDENT-FINANCE, DETREX CORPORATION, 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN 48075.

                               DETREX CORPORATION

  GENERAL OFFICES -- 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN
                                     48075
--------------------------------------------------------------------------------

                           Telephone: (248) 358-5800
                   INTERNET ADDRESS -- http://www.detrex.com