Form 10-K405, Exhibit 13
period 1999-12-31
DETREX CORPORATION
filed 2000-03-27
CIK 28372

                                                                      EXHIBIT 13

                       DETREX CORPORATION AND SUBSIDIARIES


                       1999 ANNUAL REPORT TO SHAREHOLDERS

                   ------------------------------------------

                                     DETREX
                                  CORPORATION

                               1999 ANNUAL REPORT

                   ------------------------------------------

HIGHLIGHTS(1)

                                                   1999              1998              1997
                                                -----------       -----------       -----------
Net sales.....................................  $90,416,000       $86,039,000       $95,757,000
Net income (loss).............................   (1,133,000)         (797,000)        1,513,000
Income (loss) per common share -- basic.......         (.72)             (.50)              .96
Stockholders' equity per common share.........        10.67             11.38             11.89
Additions to land, buildings and equipment
  (including capital leases)..................    5,300,000         7,500,000         5,360,000
Current ratio.................................     1.1 to 1          1.3 to 1          1.4 to 1
Number of round-lot stockholders..............          567               443               441
Number of employees...........................          327               366               353

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

TO OUR SHAREHOLDERS:

     While this past year was a very difficult one in many of our markets and our financial results were not satisfactory, we made substantial progress in positioning our businesses for improved revenue growth and higher profitability.

     Despite realizing stronger year over year revenue gains in each successive quarter, we incurred a loss of $1.1 million in 1999. Disappointing operating results in several of the operations were aggravated by significant costs incurred to improve profitability, manage environmental liabilities and dispose of non-utilized assets as well as by a large operating loss in the Automation business which has been sold. Manufacturing facilities were consolidated at both Elco and Seibert-Oxidermo during the year, at a cost in excess of $700,000. This action will improve productivity beginning this year. Costs were also incurred for launching manufacturing operations at Harvel's California plant; currently the plant is operating efficiently and providing additional capacity for both PVC and CPVC pipe. In addition to these actions, we sold an idle plant and continue to resolve environmental matters.

     While much effort was focused on improving our cost position for the future, we continue to make significant investments in product development. During the year we commercialized such diverse products as Harvel LXT pipe for ultra-pure water systems, aqueous parts cleaning chemistry and equipment, Seibert's PopFree primer for improving the quality of SMC parts, and introduced an environmentally friendly hydraulic additive by Elco.

     We are encouraged by the sales outlook for the first quarter as the strengthening trend experienced quarter by quarter during 1999 has continued in January and February. We anticipate revenue for the first quarter being higher than in any quarter of 1998 and 1999. This development is the result of actions taken in the business units to improve volume. Significant capital expenditures have been made at both Harvel and Elco to facilitate volume growth in existing products. At Seibert, technical resources have been devoted to strengthening our position in coatings for plastic automotive components. The Solvents division has been working to offset shrinking traditional markets with introduction of alternative chemistries and parts cleaning services. The market for cleaning equipment continues to be down and we are beginning to use manufacturers representatives to improve coverage.

     We expect improved performance from the business units in the coming year based on the combination of higher sales and cost reductions. Strategic and operational actions are ongoing to drive continued improvement in the businesses and the company as a whole. Our objective is to grow shareholder value. The initial step is to operate all our businesses on a profitable basis and to generate positive cash flow from operations. In 1999 we sold two divisions that were non-core and we now have five business units:

     - Harvel Plastics

     - Elco Corporation

     - Seibert-Oxidermo

     - Solvents and Environmental Services division

     - Equipment division

Three of these had operating income in 1999. The challenge is to realize improved profitability in these three units while addressing strategic issues in the other two.

     We realize the impact of our operating results on the value of your investment over the last two years and thank you for your patience. We are committed to improving results and increasing the value of your investment.

                                 Thomas E. Mark
                     President and Chief Operating Officer
                                William C. King
                      Chairman and Chief Executive Officer

          --------------- INDEPENDENT AUDITORS' REPORT ---------------

                                            ------------------------------------
                                            Suite 900
                                            600 Renaissance Center
Deloitte & Touche LLP Letterhead            Detroit, Michigan 48243-1704

To the Board of Directors and Stockholders of Detrex Corporation

We have audited the accompanying consolidated balance sheets of Detrex Corporation and its subsidiaries (the Company) as of December 31, 1999 and 1998 and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Detrex Corporation and its subsidiaries at December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

March 1, 2000

[Deloitte & Touche LOGO]

DETREX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

                                                                   1999              1998              1997
                                                                -----------       -----------       -----------
NET SALES...................................................    $90,415,835       $86,039,277       $95,756,801
Cost of sales (exclusive of depreciation)...................     69,730,585        64,754,272        71,356,262
Selling, general and administrative expenses................     18,146,524        18,062,684        17,816,042
Provision for depreciation and amortization.................      3,654,842         3,311,984         3,242,789
Other (income) expense -- net...............................       (179,734)         (242,067)          251,706
Minority interest...........................................        212,879           246,352           314,912
Interest expense............................................      1,074,629           781,002           723,893
Net (gain) loss from property transactions..................       (285,039)           92,857            42,255
                                                                -----------       -----------       -----------
INCOME (LOSS) BEFORE INCOME TAXES...........................     (1,938,851)         (967,807)        2,008,942
Provision (credit) for income taxes.........................       (805,932)         (171,280)          495,839
                                                                -----------       -----------       -----------
NET INCOME (LOSS)...........................................     (1,132,919)         (796,527)        1,513,103
RETAINED EARNINGS AT BEGINNING OF YEAR......................     14,836,398        15,632,925        14,119,822
                                                                -----------       -----------       -----------
RETAINED EARNINGS AT END OF YEAR............................    $13,703,479       $14,836,398       $15,632,925
                                                                ===========       ===========       ===========
NET INCOME (LOSS) PER COMMON SHARE:
Basic.......................................................          $(.72)            $(.50)             $.96
                                                                ===========       ===========       ===========
Diluted.....................................................          $(.72)            $(.50)             $.94
                                                                ===========       ===========       ===========
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic.......................................................      1,583,414         1,583,414         1,583,414
Effects of Dilutive Stock Options...........................        --                --                 28,056
                                                                -----------       -----------       -----------
Diluted.....................................................      1,583,414         1,583,414         1,611,470
                                                                ===========       ===========       ===========

See Notes to Consolidated Financial Statements.

DETREX CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31

ASSETS
                                                                 1999              1998
                                                              -----------       -----------
CURRENT ASSETS:
Cash and cash equivalents...................................  $   381,269       $   192,689
Accounts receivable (net of allowance for uncollectible
  accounts of $244,000 in 1999 and $249,000 in 1998)........   13,363,021        12,222,210
Inventories.................................................   12,423,426        10,925,801
Prepaid expenses and other..................................      991,888           966,651
Deferred income taxes.......................................    1,419,370         1,924,027
                                                              -----------       -----------
       TOTAL CURRENT ASSETS.................................   28,578,974        26,231,378

LAND, BUILDINGS AND EQUIPMENT:
Land........................................................      914,602           993,602
Buildings and improvements..................................   19,589,641        17,051,589
Machinery and equipment.....................................   38,795,472        37,259,191
Construction in progress....................................    2,134,039         2,702,657
                                                              -----------       -----------
                                                               61,433,754        58,007,039
Less allowance for depreciation and amortization............   34,746,609        32,743,694
                                                              -----------       -----------
       LAND, BUILDINGS AND EQUIPMENT -- NET.................   26,687,145        25,263,345
INDUSTRIAL DEVELOPMENT BOND PROCEEDS -- RESTRICTED FOR
  CAPITAL EXPENDITURES......................................      --              1,247,902
PREPAID PENSIONS............................................    1,760,243         1,383,246
DEFERRED INCOME TAXES.......................................    1,454,663           689,504
OTHER ASSETS................................................    1,136,948         1,175,380
                                                              -----------       -----------
                                                              $59,617,973       $55,990,755
                                                              ===========       ===========

See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                   1999              1998
                                                                -----------       -----------
CURRENT LIABILITIES:
Loans payable...............................................    $ 8,313,749       $ 6,289,774
Current portion of long-term debt...........................        866,000           500,000
Current maturities of capital lease obligations.............        214,349           256,724
Accounts payable............................................     11,403,039         9,682,835
Environmental reserve.......................................      1,500,000         1,235,000
Accrued compensation........................................        300,362           263,872
Other accruals..............................................      2,258,978         2,078,391
                                                                -----------       -----------
       TOTAL CURRENT LIABILITIES............................     24,856,477        20,306,596

LONG-TERM PORTION OF CAPITAL LEASE OBLIGATIONS..............        267,942           468,142
LONG-TERM DEBT..............................................      4,802,775         3,500,000
ACCRUED POSTRETIREMENT BENEFITS.............................      4,702,822         4,671,375
ENVIRONMENTAL RESERVE.......................................      5,834,555         6,803,817
ACCRUED PENSION AND OTHER...................................        100,696           148,079
MINORITY INTEREST...........................................      2,160,379         2,067,500
STOCKHOLDERS' EQUITY:
Common capital stock, $2 par value, authorized 4,000,000
  shares,
  outstanding 1,583,414 shares..............................      3,166,828         3,166,828
Additional paid-in capital..................................         22,020            22,020
Retained earnings...........................................     13,703,479        14,836,398
                                                                -----------       -----------
       TOTAL STOCKHOLDERS' EQUITY...........................     16,892,327        18,025,246
                                                                -----------       -----------
                                                                $59,617,973       $55,990,755
                                                                ===========       ===========

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
CONSOLIDATED STATEMENTS
OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

                                                                 1999              1998              1997
                                                              -----------       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss).......................................  $(1,132,919)      $  (796,527)      $ 1,513,103
                                                              -----------       -----------       -----------
    Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
         Depreciation and amortization......................    3,654,842         3,311,984         3,242,789
         (Gain)/Loss on disposal of assets..................     (285,039)           92,857            42,255
         Deferred income taxes..............................     (260,502)         (570,283)           83,080
         Minority interest..................................       92,879           126,353           194,111
         Changes to operating assets and liabilities that
             provided (used) cash:
           Accounts receivable..............................   (1,140,811)        4,073,962        (1,092,988)
           Note receivable..................................      --                --              1,562,665
           Refundable U.S. income taxes.....................      --                --              1,003,827
           Inventories......................................   (1,497,625)       (1,183,692)         (683,942)
           Prepaid expenses and other.......................     (402,234)         (318,403)          185,720
           Other assets.....................................       24,438            52,597           (34,177)
           Accounts payable.................................    1,720,204          (160,576)       (1,279,930)
           Environmental reserve............................     (704,262)       (1,537,135)         (695,345)
           Accrued compensation.............................       36,490          (920,868)          485,220
           Accrued postretirement benefits..................       31,447           182,393           195,398
           Other accruals...................................      123,796          (919,380)         (600,271)
                                                              -----------       -----------       -----------
             TOTAL ADJUSTMENTS..............................    1,393,623         2,229,809         2,608,412
                                                              -----------       -----------       -----------
             NET CASH PROVIDED BY OPERATING ACTIVITIES......      260,704         1,433,282         4,121,515
                                                              -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures....................................   (5,281,687)       (7,073,049)       (4,710,327)
    Proceeds from disposal of property......................      504,414         1,395,549             2,125
    Used (Unused) proceeds from bond issue-restricted for
       capital expenditures.................................    1,247,902        (1,247,902)          --
    Proceeds from insurance settlement......................      --              1,250,000           --
                                                              -----------       -----------       -----------
             NET CASH USED IN INVESTING ACTIVITIES..........   (3,529,371)       (5,675,402)       (4,708,202)
                                                              -----------       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Bank Borrowings.........................................    1,830,000           --                --
    Repayment of long term debt.............................     (161,225)          --                --
    Proceeds from debt issued...............................      --              4,000,000           --
    Debt issuance costs.....................................      --               (222,985)          --
    Borrowing under revolving credit facility...............    2,023,975           589,938            72,383
    Principal payments under capital lease obligations......     (235,503)         (330,237)         (398,648)
                                                              -----------       -----------       -----------
             NET CASH PROVIDED BY (USED IN) FINANCING
                  ACTIVITIES................................    3,457,247         4,036,716          (326,265)
                                                              -----------       -----------       -----------
Net increase (decrease) in cash and cash equivalents........      188,580          (205,404)         (912,952)
Cash and cash equivalents at beginning of year..............      192,689           398,093         1,311,045
                                                              -----------       -----------       -----------
Cash and cash equivalents at end of year....................  $   381,269       $   192,689       $   398,093
                                                              ===========       ===========       ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
         Interest...........................................  $ 1,073,896       $   809,809       $   797,756
         Income taxes.......................................  $   208,283       $   282,413       $   205,472
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
    Capital lease obligations incurred in connection with
     the acquisition of equipment...........................  $    26,500       $   425,322       $   649,665
    Capital lease terminations..............................  $    33,472       $   243,080       $   440,149

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND CUSTOMER CONCENTRATION

     Detrex Corporation and its subsidiaries (the Company) operate predominantly in chemicals and allied products, services, and processes for use by manufacturing and service industries. The principal products and services include specialty chemicals, lubricant additives, parts cleaning, cleaning solvents, hydrochloric acid, PVC and CPVC plastic pipe, automotive and industrial paints, and degreasing equipment.

     All of the Company's business units operate in highly competitive markets which are mainly national in scope, although approximately 12% of the Company's business in 1998 and 1999 was done outside the United States, principally by its lubricants subsidiary and its plastic pipe subsidiary. Generally, for all products there are numerous competitors with no one company or a small number of companies being dominant. The Company operates in niche markets and its principal methods of competition in various markets include service, price and quality. No material part of the business is dependent upon a single customer or a few customers and therefore vulnerability from this aspect is not a factor. However, certain of the Company's business units sell primarily to automotive or petro-chemical companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Financial Statements

     The consolidated financial statements comprise those of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated. Certain amounts for 1997 and 1998 have been reclassified to conform with 1999 classifications.

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

     For sales reported under the percentage of completion method, the percent of revenues is recognized based on the ratio of costs incurred to date to total costs expected for each project. Revenue recognized for jobs in process at December 31, 1999 totals $370,371 and costs incurred on these contracts amounts to $247,080. Included in accounts receivable is $161,464 that has not been billed to customers due to contractual arrangements.

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

     Interest incurred during construction periods is capitalized. $18,955 was capitalized in 1998.

     Research and Development

     Research and development costs are charged to operations as incurred. Research and development costs for 1999, 1998 and 1997 were approximately $1,286,000, $1,243,000, and $1,365,000, respectively.

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

     Fair Value of Financial Instruments

     The carrying values of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, debt under the Revolving Credit Agreement, and the Industrial Development Bonds approximated fair values.

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

3. INVENTORIES

     Inventories at December 31 consist of the following:

                                     1999           1998
                                  -----------    -----------
Raw materials.................    $ 4,981,780    $ 3,435,271
Work in progress..............        343,427        358,079
Finished goods................      7,109,459      7,157,247
Less: Progress billings on
  work in progress............        (11,240)       (24,796)
                                  -----------    -----------
                                  $12,423,426    $10,925,801
                                  ===========    ===========

     The excess of current cost over the stated last-in, first-out value is approximately $572,000 and $450,000 at December 31, 1999 and 1998.

4. CAPITAL AND OPERATING LEASES

     Capitalized lease assets included in machinery and equipment at December 31 are as follows:

                                       1999          1998
                                    ----------    ----------
Machinery and equipment.........    $1,204,201    $1,367,961
Accumulated amortization........       778,903       700,201
                                    ----------    ----------
Leased assets -- net............    $  425,298    $  667,760
                                    ==========    ==========

     Rent expense applicable to operating leases for 1999, 1998 and 1997 was $975,000, $598,000 and $591,000, respectively.

     Minimum annual lease payments for leases in effect at December 31, 1999 are as follows:

Minimum Lease Payments:             Capital    Operating
                                   --------   ----------
    2000.........................  $259,021   $  782,589
    2001.........................   169,562      750,652
    2002.........................   101,596      688,433
    2003.........................    25,226      639,603
    2004.........................     1,725      574,359
    2005 and thereafter..........        --    4,038,640
                                   --------   ----------
Total minimum lease payments.....  $557,130   $7,474,276
                                              ==========
Less amount representing
  interest.......................    74,839
                                   --------
Present value of net minimum
  lease payments.................   482,291
Less current portion.............   214,349
                                   --------
Non-current portion..............  $267,942
                                   ========

5. REVOLVING CREDIT AGREEMENT AND TERM LOAN

     The Company has a Credit Agreement (the Agreement) with Comerica Bank with a current expiration date of May 1, 2001. As of December 31, 1999 the Agreement provided for a credit facility of up to $12.0 million, collateralized by the Company's inventory, accounts receivable, certain fixed assets, and stock of subsidiaries. The Agreement contains, among other provisions, requirements for maintaining defined levels of tangible net worth and various financial statement ratios. Interest under the Agreement was prime interest rate plus 1/4%. The Agreement also provided for a $2.0 million term loan facility at an interest rate of prime plus 3/4%. At December 31, 1999, the outstanding balance under the term loan was $1,668,775, of which $1,302,775 is included in long-term debt and $366,000 is included in current portion of long-term debt.

     The weighted average interest rate for short term borrowings under the Agreement for the year ended December 31, 1999 was 8.35%, compared to 8.77% for the year ended December 31, 1998 and 9.92% for the year ended December 31, 1997.

     At December 31, 1999, the Company was not in compliance with certain financial covenants contained in the Agreement. The terms of the facility were subsequently amended retroactive to December 31, 1999, and the Company is in compliance with the amended covenants. The Company expects to be in compliance with the amended Agreement throughout 2000. The amendment to the Agreement increased the facility to $13.0 million and increased the interest rate on the revolving credit facility to prime plus 3/4% and the interest on the term loan facility to prime plus 1%.

6. INDUSTRIAL DEVELOPMENT BONDS

     In connection with the expansion of Harvel Plastics, Inc.'s manufacturing capacity, $4.0 million of industrial development bonds were issued by the California Economic Development Financial Authority on March 24, 1998. Interest rates for these bonds are established weekly based on tax-exempt bond interest rates. The rate at the end of 1999 was 4.9%. The obligation is backed by a Letter of Credit issued by Comerica Bank for the total amount of the bonds. The Letter of Credit is in effect until January 2006 and affords protection against failed remarketing efforts if any were to occur. The amount and timing of redemption of the bonds is as follows:

         December 31               Amount
------------------------------    --------
1999..........................    $500,000
2000..........................     600,000
2001..........................     500,000
2002..........................     600,000
2003..........................     500,000
2004..........................     600,000
2005..........................     700,000

     Due to December 31 being a holiday, the actual redemption will take place on the first business day of the following year.

     As of December 31, 1998 bond proceeds of $1,247,902 were unused. That amount was utilized for capital expenditures during 1999.

7. OTHER INCOME -- NET

     Other income includes interest income of approximately $700, $2,100, and $7,000, for 1999, 1998 and 1997, respectively.

8. INCOME TAXES

     Income taxes include the following components:

                                    1999         1998        1997
                                 -----------   ---------   ---------
Current for tax purposes:
  Federal......................           --   $  56,951   $  42,032
  State and local..............       70,805     178,306     194,559
                                 -----------   ---------   ---------
    Total current..............       70,805     235,257     236,591
                                 -----------   ---------   ---------
Deferred income taxes:
  Federal......................     (876,737)   (406,537)    723,261
  Valuation allowance..........           --          --    (467,000)
  State and local..............           --          --       2,987
                                 -----------   ---------   ---------
    Total deferred.............     (876,737)   (406,537)    259,248
                                 -----------   ---------   ---------
Provision (credit) for income
  taxes........................  $  (805,932)  $(171,280)  $ 495,839
                                 ===========   =========   =========

     Deferred tax assets (liabilities) at December 31, 1999 and 1998 relate to the following temporary differences and carryforwards:

                                              1999          1998
                                           -----------   -----------
Net operating loss carryforward..........  $ 1,274,800   $   613,747
Alternative minimum tax credit
  carryforward...........................      432,027       482,027
Accruals for:
  Postretirement benefits................    1,800,711     1,788,669
  Environmental..........................    2,808,400     3,078,063
  Self insurance reserve.................      125,334       121,738
Inventory related........................      544,888       599,510
Insurance refund.........................           --       478,625
Other....................................      298,033       277,060
                                           -----------   -----------
    Gross deferred tax assets............    7,284,193     7,439,439
                                           -----------   -----------
Depreciation.............................   (2,440,044)   (2,998,988)
Undistributed earnings of the Company's
  DISC...................................   (1,178,644)   (1,334,812)
Other....................................     (791,472)     (492,108)
                                           -----------   -----------
    Gross deferred tax liabilities.......   (4,410,160)   (4,825,908)
                                           -----------   -----------
    Net deferred tax assets..............  $ 2,874,033   $ 2,613,531
                                           ===========   ===========

     The Company has net operating loss carryforwards of approximately $3.7 million that expire in 2010, 2018, and 2019.
     The reasons for the difference between the income tax provision and income taxes computed at the statuatory rate of 34% for 1999, 1998 and 1997 are summarized below:

                                      1999        1998        1997
                                    ---------   ---------   ---------
Computed "expected" tax
  provision.......................  $(659,209)  $(329,065)  $ 683,040
State and local income taxes, net
  of federal tax benefit..........     46,731     117,682     130,380
Nondeductible meal and
  entertainment expense...........     80,488      69,509      68,655
Deferred tax asset valuation
  allowance; reserve adjustment...   (169,739)     --        (467,000)
Other -- net......................   (104,203)    (29,406)     80,764
                                    ---------   ---------   ---------
                                    $(805,932)  $(171,280)  $ 495,839
                                    =========   =========   =========

     In 1995, the Company established a valuation allowance of $467,000 against its deferred tax assets. The Company returned this reserve to income in 1997.

9. PROPERTY TRANSACTIONS

     In March 1999, the Company sold its idle plant in Bowling Green, Kentucky. Also in March, another plant facility was converted to a warehouse and written down to net realizable value and is now included with Other Assets on the Balance Sheet. The net result of all property transactions for the year was a before tax gain of $285,039.

     In December 1999, the Company announced the closing of its lubricant additives plant located on leased property outside of Cincinnati, Ohio. The manufacturing operations previously conducted there were transferred to the Company's new facility in Ashtabula, Ohio. As a result of the consolidation, The Elco Corporation accrued a one-time before tax charge of $637,000 in the fourth quarter.

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

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 7.75% and 4.0%, at December 31, 1999, 6.75% and 4.0% at December 31, 1998
and 7.0% and 4.0% at December 31, 1997. The expected long-term rate of return on assets was 8.5% in 1997 and 9.25% in 1998 and 1999. The following tables set forth the information required under Statement of Financial Accounting Standards No. 132:

                                             1999           1998
                                          -----------    -----------
A. CHANGE IN PROJECTED BENEFIT OBLIGATION
  Benefit obligation at January 1.......  $31,108,165    $29,056,309
  Service cost..........................      740,960        684,709
  Interest cost.........................    2,050,569      1,992,556
  Actuarial (gain)/loss.................   (3,568,490)     1,224,166
  Benefits paid in measurement year.....   (1,678,189)    (1,849,575)
                                          -----------    -----------
  Benefit obligation at December 31.....  $28,653,015    $31,108,165
                                          ===========    ===========
B. CHANGE IN PLAN ASSETS
  Market value of assets at January 1...  $33,712,925    $32,834,181
  Actual return on assets...............    2,772,542      2,722,420
  Contributions made in measurement
    Year................................      --               5,899
  Benefits paid in measurement Year.....   (1,678,189)    (1,849,575)
                                          -----------    -----------
  Market value of assets at December
    31..................................  $34,807,278    $33,712,925
                                          ===========    ===========

                                             1999           1998
                                          -----------    -----------
C. RECONCILIATION OF FUNDED STATUS
  Funded status as of December 31.......  $ 6,154,263    $ 2,604,760
  Unrecognized transition asset.........     (357,237)      (554,975)
  Unrecognized prior service cost.......      388,775        437,617
  Unrecognized net gain.................   (4,524,252)    (1,221,563)
                                          -----------    -----------
  Net pension asset.....................  $ 1,661,549    $ 1,265,839
                                          ===========    ===========

                                 1999           1998           1997
                              -----------    -----------    -----------
D. NET PERIODIC PENSION CREDIT
  Service cost............    $   740,960    $   684,709    $   570,823
  Interest cost...........      2,050,569      1,992,556      1,942,248
  Expected return on
    assets................     (3,028,580)    (2,952,562)    (2,451,343)
  Net amortization........       (158,659)      (323,903)      (316,716)
                              -----------    -----------    -----------
  Net periodic pension
    credit................    $  (395,710)   $  (599,200)   $  (254,988)
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

     Net periodic postretirement benefit costs included the following components:

                                       1999        1998        1997
                                     --------    --------    --------
Service cost attributed to
  service during the period......    $149,240    $107,647    $100,341
Interest cost on accumulated
  postretirement benefit
  obligation.....................     294,711     249,066     246,921
Net amortization.................     (13,058)    (42,301)    (48,580)
                                     --------    --------    --------
Net periodic postretirement
  benefit cost...................    $430,893    $314,412    $298,682
                                     ========    ========    ========

     The Company's postretirement benefit plans are not funded. The status of the plans at December 31, 1999 and 1998 follows:

                                                 1999         1998
                                              ----------   ----------
Accumulated postretirement benefit
  obligation:
  Retirees..................................  $2,444,287   $2,242,022
  Fully eligible active plan participants...     257,106      304,208
  Other active plan participants............   1,313,300    1,275,976
                                              ----------   ----------
    Subtotal................................   4,014,693    3,822,206
Unrecognized net gain and prior service
  cost......................................     688,129      849,169
                                              ----------   ----------
    Total accrued postretirement benefits...  $4,702,822   $4,671,375
                                              ==========   ==========

     The change in accumulated benefit obligation is as follows:

                                                 1999         1998
                                              ----------   ----------
Accumulated postretirement benefit
  obligation - January 1....................   3,822,206    3,482,651
Service cost................................     149,240      107,647
Interest cost...............................     294,711      249,066
Actuarial loss..............................     147,982      114,861
Benefits paid in measurement year(1)........    (399,446)    (132,019)
                                              ----------   ----------
Accumulated postretirement benefit
  obligation - December 31..................  $4,014,693   $3,822,206
                                              ==========   ==========

(1) Includes prescription drugs in 1999

     For measurement purposes, a 6.25% annual rate of increase in the per capita cost of covered health care benefits (other than prescription drugs where the rate was 7.04%) was assumed for 1999. The rate is assumed to decrease gradually over the next 3 years to 4.75% in 2002 and thereafter. The assumption for the health care cost trend rate has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1.0% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1999 by approximately 14.1% and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately 19.7%.

     The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.75% at December 31, 1999, 6.75% at December 31, 1998 and 7.0% at December 31, 1997.

11. CONTINGENCIES

     The Company and at least seventeen other companies are potentially responsible for sharing the costs in a proceeding to clean up contaminated sediments in the Fields Brook watershed in Ashtabula, Ohio. The Environmental Protection Agency ('EPA") issued a Record of Decision in 1986 concerning the methods it recommends using to accomplish this task. The Company and the other potentially responsible parties negotiated with the EPA as to how best to effect the clean up operation. After negotiation, an agreement was reached with EPA on clean-up methodology. The Company's share of future costs is anticipated to be approximately $2.5 million.

     The Company maintains a reserve for anticipated expenditures over the next several years in connection with remedial investigations, feasibility studies, remedial design, and remediation relating to the clean up of environmental contamination at several sites, including properties owned by the Company. The amounts of the reserve at December 31, 1999 and 1998 were $7.3 million and $8.0 million respectively. The reserve includes a provision for the Company's anticipated share of remediation in the Fields Brook watershed referred to above, as well as a provision for costs that are expected to be incurred in connection with remediation of other sites. Some of these studies have been completed; others are ongoing. In some cases, the methods of remediation remain to be agreed upon.

     The Company expects to continue to incur professional fees, expenses and capital expenditures in connection with its environmental compliance efforts. In addition to the above, there are several other claims and lawsuits pending against the Company and its subsidiaries. One of those lawsuits involves the division of costs between several potentially responsible companies for reimbursement to the EPA for costs it incurred to conduct environmental remediation at a drum and barrel recycler, which the Company had utilized in the late 1980's. The potentially responsible companies entered into an Agreement to, among other things, jointly defend the cost claims of the EPA. A dispute arose amongst the potentially responsible companies over the Agreement which resulted in the filing of a lawsuit. The matter went to trial before a jury in June of 1999 and a judgment was entered against the Company in the amount of approximately $750,000, plus interest and attorney fees. The Company is taking an appeal to the Michigan Court of Appeals and believes it has reasonable grounds to seek reversal of the judgment.

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

12. PREFERRED STOCK

     The Company has authorized 1,000,000 shares of $2 par value preferred stock, issuable in series. No shares were issued or outstanding as of December 31, 1999, 1998 and 1997.

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

14. STOCK OPTIONS

     On April 22, 1993, the shareholders of the Company approved the Corporation's 1993 Stock Option Plan (the Management Plan) and the Corporation's 1993 Stock Option Plan for Outside Directors (the Directors Plan). A summary of the fixed stock option grants under Detrex's Management Plan and Directors Plan as of December 31, 1999, 1998 and 1997, and changes during the years is presented below.

     The total number of shares reserved for issuance upon exercise of options under the Management Plan is 150,000 shares and under the Directors Plan is 50,000 shares. Of the 200,000 options reserved, 6,000 remain available for future grants under the Management Plan; the time for granting options under the Directors Plan has expired.

                                 Management Plan            Directors Plan
                             ------------------------   -----------------------
                             Shares                     Shares
                              Under    Weighted Ave.    Under    Weighted Ave.
                             Option    Exercise Price   Option   Exercise Price
                             ------    --------------   ------   --------------
1997
  Outstanding at beginning
    of year................  119,000       6.68         36,000        9.46
  Granted..................    2,000       9.00          6,000        8.13
  Outstanding at end of
    year...................  121,000       6.72         42,000        9.27
1998
  Granted..................   22,000      13.38           --        --
  Outstanding at end of
    year...................  143,000       7.74         42,000        9.27
1999
  Granted..................    3,000       9.00           --        --
  Forfeited................    2,000      11.19
  Outstanding at end of
    year...................  144,000       7.72         42,000        9.27

     Of the 186,000 options outstanding at December 31, 1999, the weighted average remaining life is 5.25 years; 162,332 of the options are exercisable at December 31, 1999. All of the options are out-of-the-money. The range of exercise prices is from $5.00 to $13.38. The following table summarizes information about stock options outstanding at December 31, 1999:

                      Options Outstanding          Options Exercisable
                 ------------------------------   ---------------------
                           Weighted    Weighted              Weighted
    Range of     Shares     Average    Average    Shares      Average
    Exercise      Under    Remaining   Exercise    Under     Exercise
      Price      Option      Life       Price     Option       Price
    --------     -------   ---------   --------   -------   -----------
  $ 5.00-$ 8.00   92,000     6.00       $ 5.86     92,000     $ 5.86
  $ 8.01-$11.00   64,000     4.68         8.97     54,332       8.96
  $11.01-$13.38   30,000     4.18        12.94     16,000      12.55
  -------------  -------     ----       ------    -------     ------
  $ 5.00-$13.38  186,000     5.25       $ 8.07    162,332     $ 7.56

     In accordance with the Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to report compensation by applying the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and therefore has recorded no charge to income for stock options. The pro-forma effect of applying the Black-Scholes option valuation model as well as the underlying weighted average Black-Scholes assumptions are as follows:

                                              1999     1998     1997
                                             -------   -----   ------
Net income (loss) as reported (in
  thousands)...............................  $(1,133)  $(797)  $1,513
Pro-forma net income (loss) (in
  thousands)...............................   (1,227)   (888)   1,434
Earnings (loss) per share as
  reported -- basic........................    (0.72)  (0.50)    0.96
Pro-forma earnings (loss) per share........    (0.78)   (.56)    0.91
Expected Volatility........................     0.57    0.50     0.37
Risk-Free Rate of Return...................     5.23    5.62     6.54
                                                5        6      6-10
Expected Life..............................   Years    Years   Years

     Using the assumptions underlying the Black-Scholes model, the per share weighted average fair value of options granted in 1999, 1998 and 1997 is $5.31, $7.31 and $4.60.

15. SEGMENT REPORTING

     Effective December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." As of December 31, 1999, the Company has five operating segments that meet the quantitative thresholds of Statement No. 131:
     - Harvel Plastics -- manufactures PVC and CPVC pipe and custom extrusions

     - Elco Corporation -- produces lubricant additives, hydrochloric acid and fine chemicals

     - Seibert-Oxidermo -- supplies paint, primers and specialty coatings for the automotive industry

     - Equipment Division -- designs, engineers and sells industrial cleaning equipment

     - Solvents Division -- distributes virgin or reclaimed solvents and aqueous or semi-aqueous cleaning chemistries and provides parts cleaning services.

     The other category includes certain property transactions, consulting fees, discontinued operations and certain employee benefit items. Data (in thousands) for 1999, 1998 and 1997 is as follows:

                                         1999       1998       1997
                                        -------    -------    -------
Net sales:
  Harvel Plastics.....................  $35,710    $29,656    $29,638
  Elco Corporation....................   19,910     19,873     22,759
  Seibert-Oxidermo....................   13,519     12,237     13,783
  Equipment Division..................    5,295      7,291     10,594
  Solvents Division...................   14,541     14,502     15,782
  Other...............................    1,441      2,480      3,201
                                        -------    -------    -------
    Total.............................  $90,416    $86,039    $95,757
                                        =======    =======    =======
Earnings (loss) before income taxes:
  Harvel Plastics.....................  $ 2,106    $ 2,710    $ 3,267
  Elco Corporation(1).................      814      1,237      2,811
  Seibert-Oxidermo....................      170       (366)       296
  Equipment Division..................     (535)      (823)       756
  Solvents Division...................     (253)       361        291
                                        -------    -------    -------
    Sub-total.........................  $ 2,302    $ 3,119    $ 7,421
  Corporate administrative expense....   (3,747)    (3,912)    (3,790)
  Corporate interest expense..........     (858)      (655)      (576)
  Other(2)............................      364        480     (1,046)
                                        -------    -------    -------
    Total.............................  $(1,939)   $  (968)   $ 2,009
                                        =======    =======    =======
Depreciation and amortization:
  Harvel Plastics.....................  $ 1,506    $ 1,204    $ 1,148
  Elco Corporation....................    1,022        924        835
  Seibert-Oxidermo....................      293        330        360
  Equipment Division..................       47         78         87
  Solvents Division...................      335        288        289
  Other...............................      452        488        524
                                        -------    -------    -------
    Total.............................  $ 3,655    $ 3,312    $ 3,243
                                        =======    =======    =======
Total assets:
  Harvel Plastics.....................  $21,983    $21,630    $15,904
  Elco Corporation....................   19,143     15,139     13,284
  Seibert-Oxidermo....................    8,616      6,949      7,626
  Equipment Division..................    3,588      3,618      5,900
  Solvents Division...................    7,313      5,473      5,869
  Other (includes intercompany
    eliminations).....................   (1,025)     3,245      6,988
                                        -------    -------    -------
    Total.............................  $59,618    $56,054    $55,571
                                        =======    =======    =======
Sales by customer location:
  United States.......................  $79,617    $75,730    $85,063
  Outside United States...............   10,799     10,309     10,694
                                        -------    -------    -------
    Total.............................  $90,416    $86,039    $95,757
                                        =======    =======    =======

(1) 1999 includes the effect of a one-time charge of $637,000 -- See Note 9.

(2) 1999 includes $1.0 million of losses applicable to a sold business, which was more than offset by pension credits, consulting fees and gain on sale of property.

--------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Detrex Corporation and its consolidated subsidiaries (the "Company") incurred a loss of $1.1 million in 1999. Three of the Company's business units had operating income in 1999 while the other two had operating losses. A business sold in 1999 incurred a loss of $1.0 million before tax.

     Harvel Plastics, Inc. ("Harvel") had significantly higher revenue than in 1998 as a result of strong demand in the building industry and the ability to service new markets from its new California manufacturing facility. However, earnings were down in the first half of the year due to higher raw material costs that were not completely recovered in price and costs incurred in launching its new plant. The Elco Corporation ("Elco") had approximately the same revenue as in 1998. Elco's earnings were adversely affected by a $637,000 charge resulting from the closing of its lubricant additives plant located outside of Cincinnati, Ohio and costs incurred prior to transferring manufacturing operations to its new facility in Ashtabula, Ohio. Seibert-Oxidermo, Inc. ("Seibert") reported a profit in 1999 compared to a loss in 1998. This improvement occurred from strong automotive demand and volume increases from new accounts, combined with efficiencies achieved by consolidating manufacturing operations. The Equipment Division continued to lose money as the weakness in the cleaning equipment market stretched into 1999. The loss was smaller than in 1998 as cost reduction measures were taken. Sales in the Solvents Division were approximately the same as in 1998, but sales in low margin product lines resulted in a loss for 1999.

COMPARATIVE OPERATING DATA (IN THOUSANDS)

                                                                     1999               1998               1997
                                                                ---------------    ---------------    ---------------
                                                                  $         %        $         %        $         %
                                                                ------    -----    ------    -----    ------    -----
Net sales...................................................    90,416    100.0    86,039    100.0    95,757    100.0
Gross margin................................................    20,685     22.9    21,285     24.7    24,401     25.5
Selling, general and administrative expenses................    18,147     20.1    18,063     21.0    17,816     18.6
Depreciation and amortization...............................     3,655      4.0     3,312      3.8     3,243      3.4
Net income (loss)...........................................    (1,133)    (1.3)     (797)     (.9)    1,513      1.6

     1999 Compared to 1998 -- Net sales in 1999 for the Company reflect a $4.4 million increase from the previous year. As indicated above, Harvel benefitted from strong demand in the building industry and having a new manufacturing operation in California to meet the increased demand. Harvel's sales increase on a year-to-year basis was $6.0 million. Seibert had a $1.3 million increase in sales as a result of new business coming on stream. Sales for Elco and the Solvents Division were approximately the same as last year while Equipment Division sales decreased by $2.0 million.

     Gross margin in 1999 was 22.9% compared to 24.7% in 1998. The major reasons for the decline were costs involved in closing a plant of Elco's and costs associated with a business that was sold. In addition Harvel incurred a reduction in margins as the price of raw materials increased. Solvents Division incurred a reduction in margin as a result of unfavorable product mix and offshore competition while Seibert's margins increased due to mix.

     Selling, general and administrative expenses were approximately the same in 1999 and 1998. Economic increases averaging 4% occurred in all of the Company's operating units but productivity improvements offset most of the economics. Expenses were 20.1% of sales in 1999, compared to 21.0% of sales in 1998.

     The provision for depreciation and amortization is higher than 1998 as a result of depreciation of new plants in Ashtabula, Ohio and Bakersfield, California, and the new management information system at the Corporate headquarters.

     Interest expense is higher in 1999 due to increased borrowings and higher interest rates from a year ago.

     The income tax credit in both 1999 and 1998 reflects credits for federal income tax, partially offset by state and local income tax expense.

     1998 Compared to 1997 -- Net sales in 1998 reflect a $9.7 million decrease from the previous year. The largest decrease was in the Company's Equipment Division as a result of reduced capital spending by customers in the markets we serve. Decreases also occurred at Elco, Seibert, and the Company's Solvents Division. During 1998, these business units were adversely affected by the

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

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

LIQUIDITY, FINANCIAL CONDITION, AND CAPITAL RESOURCES

     The Company utilized internally generated funds, the proceeds from the sale of a closed plant and increased borrowings to finance operating activities and $5.3 million in capital expenditures during 1999. The Company's borrowings under its revolving credit facility increased by $2.0 million during the year bringing the loan balance at December 31st to $8.3 million. The loan balance under the Company's equipment facility was $1.7 million.

     The Company's capital expenditures for 2000 are estimated to be $3.5 million. It is anticipated that these expenditures will principally be financed through internally generated funds and borrowings under existing financing arrangements.

     On February 29, 2000, the Company amended its Agreement with Comerica Bank increasing the revolving credit facility to $13.0 million. The financial covenants were amended retroactive to December 31, 1999 and the interest rate on the revolving credit facility was increased by 1/2% and the interest rate on the term loan facility was increased by 1/4%.

     Working capital was $3.7 million at December 31, 1999 compared to $5.9 million at December 31, 1998. The Company has paid no dividends since the second quarter of 1991 and cannot forecast when the dividend will be restored.

OTHER

     The Company has not completed the process of evaluating the impact that will result from adopting Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company is therefore unable to disclose the impact that adopting Statement of Financial Accounting Standards No. 133 will have on its financial position and results of operations when such statement is adopted.

     The Company completed its work to ensure compliance with Y2K issues on a timely basis and has not encountered any difficulties in this area.

SUPPLEMENTARY INFORMATION (Unaudited)
Selected Quarterly Data (Thousands of dollars except per share amounts)

                                                       1999 Quarters
                                    ----------------------------------------------------
                                      4th            3rd            2nd            1st
                                    -------        -------        -------        -------
Net sales.......................    $22,939        $23,277        $22,206        $21,994
Gross margin on sales...........      4,528          5,511          5,163          5,483
Net income......................       (742)          (268)          (327)           204
Per common share -- basic.......       (.47)          (.17)          (.21)           .13
Per common share -- diluted.....       (.47)          (.17)          (.21)           .13
Stock price range(1)
  High..........................          6 1/4          7 1/4          7 7/16         7
  Low...........................          3 5/8          4 1/2          5 1/2          5 1/2

                                                     1998 Quarters
                                  ----------------------------------------------------
                                    4th            3rd            2nd            1st
                                  -------        -------        -------        -------
Net sales.......................  $21,198        $22,113        $21,292        $21,436
Gross margin on sales...........    5,385          5,573          4,905          5,422
Net income......................     (428)          (266)          (248)           146
Per common share -- basic.......     (.27)          (.17)          (.15)           .09
Per common share -- diluted.....     (.27)          (.17)          (.15)           .09
Stock price range(1)
  High..........................        7 1/4         13 1/2         17 3/4         18
  Low...........................        5 13/16        6 1/4         12              9 3/8

(1) Stock price range was obtained from NASDAQ quotations.

SELECTED FINANCIAL DATA
(Dollars in thousands except per share amounts)

                                                               1999      1998      1997      1996      1995
                                                              -------   -------   -------   -------   -------
Net sales...................................................  $90,416   $86,039   $95,757   $96,825   $94,302
Net income (loss)...........................................   (1,133)     (797)    1,513       415    (1,869)
Earnings (loss) per common share -- basic...................     (.72)     (.50)      .96       .26     (1.18)
Earnings (loss) per common share -- diluted.................     (.72)     (.50)      .94       .26     (1.18)
Total assets................................................   59,618    55,991    55,571    55,592    57,659
Net working capital.........................................    3,723     5,925     9,274     8,515     6,317
Capital expenditures........................................    5,282     7,073     4,710     2,325     2,095
Long term portion of capital lease obligations..............      268       468       569       394       518
Total bank debt.............................................    9,983     6,290     5,700     5,627     8,500
Industrial development bonds................................    4,000     4,000     --        --        --
Stockholders' equity........................................   16,892    18,025    18,822    17,309    16,893
Stockholders' equity per common share.......................    10.67     11.38     11.89     10.93     10.67
Number of employees.........................................      327       366       353       345       347
Percentages to net sales:
     Gross margin...........................................     22.9      24.7      25.5      23.4      22.5
     Net income (loss)......................................     (1.3)      (.9)      1.6        .4      (2.0)
Net income (loss) as a percent of:
     Average total assets...................................     (2.0)     (1.4)      2.7        .7      (3.1)
     January 1st stockholders' equity.......................     (6.7)     (4.2)      8.7       2.5     (10.0)
Current ratio...............................................      1.1       1.3       1.4       1.4       1.3

DIRECTORS
BRUCE W. COX
President, B. W. Cox Company,
  Manufacturers Representative
ROBERT A. EMMETT, III
Deputy General Counsel for Environment
  and Nuclear Programs, U.S. Department of Energy
WILLIAM C. KING
Chairman and Chief Executive Officer
JOHN F. MANGOLD
Manufacturing Consultant
THOMAS E. MARK
President and Chief Operating Officer
BENJAMIN W. McCLEARY
Member, McFarland Dewey & Co., LLC
  Investment Bankers, New York City
ARBIE R. THALACKER
Partner, Shearman & Sterling,
  Attorneys, New York City
JOHN D. WITHROW
Retired President and Chief Operating Officer,
  Lectron Products Inc.
DAVID R. ZIMMER
Business Consultant;
  Former Executive Vice President of
  United Dominion Industries, Inc.

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

D. A. CHURCH
President, Seibert-Oxidermo, Inc.

D. R. CRANDELL
President, Solvents and
  Equipment Divisions

E. E. WISMER
President, Harvel Plastics, Inc.

R. D. WYVILL
President, The Elco Corporation and
  General Manager, Chemicals Division

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR 1999 WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST. REQUESTS ARE TO BE SENT TO VICE PRESIDENT-FINANCE, DETREX CORPORATION, 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN 48075.

                               DETREX CORPORATION

  GENERAL OFFICES -- 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN
                                     48075
--------------------------------------------------------------------------------

                           Telephone: (248) 358-5800
                   INTERNET ADDRESS -- http://www.detrex.com
                                                                     DETCM-AR-99