Form 10-K405, Exhibit 13
period 2000-12-31
DETREX CORPORATION
filed 2001-03-26
CIK 28372

                                                                      EXHIBIT 13


                                      ------------------------------------------

                                                        DETREX
                                                     CORPORATION

                                                  2000 ANNUAL REPORT

                                      ------------------------------------------

HIGHLIGHTS(1)

                                                   2000              1999              1998
                                                -----------       -----------       -----------
Net sales from continuing operations..........  $85,670,000       $76,896,000       $73,802,000
Net income (loss) from continuing
  operations..................................      640,777        (1,114,520)         (432,081)
Net income (loss) per common share from
  continuing operations.......................          .40              (.71)             (.27)
Net income (loss).............................    3,489,331        (1,132,919)         (796,527)
Net income (loss) per common share............         2.20              (.72)             (.50)
Stockholders' equity per common share.........        12.87             10.67             11.38
Additions to land, buildings and equipment
  (including capital leases)..................    2,500,000         4,800,000         7,100,000
Current ratio.................................     1.4 to 1          1.1 to 1          1.3 to 1
Number of round-lot stockholders..............          544               567               443
Number of employees...........................          315               327               366

(1) This information should be considered in conjunction with the Consolidated Financial Statements and Management's
    Discussion and Analysis.
--------------------------------------------------------------------------------

DETREX GROUP OF COMPANIES

    -- Detrex Corporation -- a specialty chemicals company

       - Parts Cleaning Technologies -- provide solutions for production parts cleaning needs, including equipment, solvents, recycling of waste, and contract parts cleaning

    -- Subsidiaries of Detrex Corporation

       - Harvel Plastics, Inc. -- manufacturer of high quality PVC and CPVC pipe and custom extrusions

       - The Elco Corporation -- manufacturer of high performance specialty chemicals including lubricant additives, fine chemicals, and semi-conductor grade hydrochloric acid

TO OUR SHAREHOLDERS:

     In 2000 we embarked on a plan to improve the strategic position of the company in order to grow shareholder value. We made significant progress in several areas but continued to face strategic issues in others. We accomplished the first step of the plan which was a return to profitability; however, more progress needs to be made in this area. We divested Seibert-Oxidermo, recognizing that this business had more value to a company where there was a stronger strategic fit. We capitalized on investments made in prior years for growing sales and reducing costs at both Harvel and Elco. The area in which we did not achieve our goals was in the newly formed Parts Cleaning Technologies Division, which continued to lose money despite cost reduction efforts.

     We achieved revenue growth of $8.8 million or 11% to $85.7 million. This was primarily the result of investments made in Harvel's California plant. Driven in part by this revenue growth, income from continuing operations improved by almost $1.8 million to a profit of $640,777. Supporting this growth in earnings was a gross margin improvement of 2% of sales resulting from volume related manufacturing efficiencies and the consolidation of Elco's manufacturing facilities. In addition, expenses were down 2% as a percent of sales due to expense control, cost reduction actions and the favorable effect of changes in the company's retiree health programs.

     During the year we made significant improvements at Harvel and Elco. Harvel successfully launched its new California plant and reported revenue of $47.5 million which represents 33% growth over the prior year. Operating margins also improved significantly, and Harvel generated before tax earnings of $4.8 million. Elco successfully transferred manufacturing operations from a leased facility to facilities owned by the company in Ashtabula, Ohio. Elco's revenue and earnings both increased from 1999 levels in spite of the effect of the strong dollar on exports and very difficult conditions in the domestic lubricant additives market.

     We did not achieve profitability in all businesses as we had expected. As manufacturing volumes declined and we experienced severe year-end weather in the Midwest, we incurred losses in our Parts Cleaning Technologies Division. Results deteriorated late in the fourth quarter and conditions continue soft into the new year. We are taking steps to address under-performing regions and to narrow the focus of this business so that we can achieve profitability on a smaller but more stable base.

     During the year we continued to position the company for enhanced shareholder value. The principal action was the divestiture of Seibert-Oxidermo in a manner which unlocked the value of this asset. We sold the operating assets of Seibert for $11.1 million generating an after-tax gain of $2.6 million. In addition, we anticipate receiving a royalty over the next two years and expect to sell the real estate formerly occupied by Seibert. The funds from this transaction enabled us to discharge certain liabilities in the fourth quarter and should provide flexibility for future expansion. This move serves to sharpen the company's strategic focus.

     The balance sheet at December 31(st) is significantly stronger than a year ago. Working capital at December 31(st) is $6.9 million compared to $3.7 million a year ago. We have reduced our debt by almost $3.7 million, stabilized our accounts payable, and extinguished $2.3 million of our environmental liabilities.

     While we are making progress, there is more to be done as we continue to focus on growing shareholder value.

               Thomas E. Mark                  William C. King
               President and                     Chairman and
          Chief Operating Officer          Chief Executive Officer

          --------------- INDEPENDENT AUDITORS' REPORT ---------------

                                            ------------------------------------
                                            Suite 900
                                            600 Renaissance Center
[DELOITTE & TOUCHE LLP LETTERHEAD]          Detroit, Michigan 48243-1704

To the Board of Directors and Stockholders of Detrex Corporation

We have audited the accompanying consolidated balance sheets of Detrex Corporation and its subsidiaries (the Company) as of December 31, 2000 and 1999 and the related consolidated statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Detrex Corporation and its subsidiaries at December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

February 28, 2001

Deloitte & Touche Logo

DETREX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

                                                                   2000              1999              1998
                                                                -----------       -----------       -----------
NET SALES...................................................    $85,670,205       $76,896,439       $73,801,896
Cost of sales (exclusive of depreciation)...................     64,620,266        59,517,063        55,078,830
Selling, general and administrative expenses................     15,192,169        15,324,813        15,483,322
Provision for depreciation and amortization.................      3,401,707         3,362,043         2,981,873
Other (income) expense -- net...............................       (272,282)         (201,195)         (260,712)
Minority interest...........................................        467,255           212,879           246,352
Interest expense............................................      1,190,173           876,848           594,990
Net (gain) loss from property transactions..................        106,837          (285,039)           92,857
                                                                -----------       -----------       -----------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES.....................................................        964,080        (1,910,973)         (415,616)
Provision (credit) for income taxes.........................        323,303          (796,453)           16,465
                                                                -----------       -----------       -----------
NET INCOME (LOSS) FROM CONTINUING OPERATIONS................        640,777        (1,114,520)         (432,081)
DISCONTINUED OPERATIONS:
Income (loss) from operations of Seibert-Oxidermo, Inc. net
  of tax....................................................        200,846           (18,399)         (364,446)
Gain on sale of Seibert-Oxidermo, Inc. net of tax...........      2,647,708           --                --
                                                                -----------       -----------       -----------
NET INCOME (LOSS)...........................................      3,489,331        (1,132,919)         (796,527)
RETAINED EARNINGS AT BEGINNING OF YEAR......................     13,703,479        14,836,398        15,632,925
                                                                -----------       -----------       -----------
RETAINED EARNINGS AT END OF YEAR............................    $17,192,810       $13,703,479       $14,836,398
                                                                ===========       ===========       ===========
BASIC AND DILUTED EARNINGS PER COMMON SHARE:
From continuing operations..................................    $       .40       $      (.71)      $      (.27)
From discontinued operations................................           1.80              (.01)             (.23)
                                                                -----------       -----------       -----------
Net income (loss) per share.................................    $      2.20       $      (.72)      $      (.50)
                                                                ===========       ===========       ===========
Number of Shares Outstanding (basic and diluted)............      1,583,414         1,583,414         1,583,414

See Notes to Consolidated Financial Statements.

DETREX CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31

ASSETS
                                                                 2000              1999
                                                              -----------       -----------
CURRENT ASSETS:
Cash and cash equivalents...................................  $   363,829       $   381,269
Accounts receivable (net of allowance for uncollectible
  accounts of $351,000 in 2000 and $244,000 in 1999)........   11,591,331        13,363,021
Inventories.................................................   10,384,396        12,423,426
Prepaid expenses and other..................................      786,915           991,888
Deferred income taxes.......................................    1,955,959         1,419,370
                                                              -----------       -----------
       TOTAL CURRENT ASSETS.................................   25,082,430        28,578,974

LAND, BUILDINGS AND EQUIPMENT:
Land........................................................      914,602           914,602
Buildings and improvements..................................   19,945,331        19,589,641
Machinery and equipment.....................................   37,008,701        38,795,472
Construction in progress....................................      361,975         2,134,039
                                                              -----------       -----------
                                                               58,230,609        61,433,754
Less allowance for depreciation and amortization............   33,992,115        34,746,609
                                                              -----------       -----------
       LAND, BUILDINGS AND EQUIPMENT -- NET.................   24,238,494        26,687,145
PREPAID PENSIONS............................................    2,253,947         1,760,243
DEFERRED INCOME TAXES.......................................      --              1,454,663
OTHER ASSETS................................................      442,204         1,136,948
                                                              -----------       -----------
                                                              $52,017,075       $59,617,973
                                                              ===========       ===========

See Notes to Consolidated Financial Statements.
 4

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                        2000              1999
                                                                     -----------       -----------
CURRENT LIABILITIES:
Loans payable.....................................................   $ 6,830,335       $ 8,313,749
Current portion of long-term debt.................................       600,000           866,000
Current maturities of capital lease obligations...................       168,414           214,349
Accounts payable..................................................     5,227,072        11,403,039
Environmental reserve.............................................     2,100,000         1,500,000
Accrued compensation..............................................       656,442           300,362
Other accruals....................................................     2,583,040         2,258,978
                                                                     -----------       -----------
       TOTAL CURRENT LIABILITIES..................................    18,165,303        24,856,477

LONG-TERM PORTION OF CAPITAL LEASE OBLIGATIONS....................       194,418           267,942
LONG-TERM DEBT....................................................     2,900,000         4,802,775
ACCRUED POSTRETIREMENT BENEFITS...................................     3,728,027         4,702,822
ENVIRONMENTAL RESERVE.............................................     2,937,103         5,834,555
ACCRUED PENSION...................................................       551,198           100,696
MINORITY INTEREST.................................................     2,507,635         2,160,379
DEFERRED INCOME TAXES.............................................       651,733           --
STOCKHOLDERS' EQUITY:
Common capital stock, $2 par value, authorized 4,000,000 shares,..
  outstanding 1,583,414 shares....................................     3,166,828         3,166,828
Additional paid-in capital........................................        22,020            22,020
Retained earnings.................................................    17,192,810        13,703,479
                                                                     -----------       -----------
       TOTAL STOCKHOLDERS' EQUITY.................................    20,381,658        16,892,327
                                                                     -----------       -----------
                                                                     $52,017,075       $59,617,973
                                                                     ===========       ===========

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
CONSOLIDATED STATEMENTS
OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

                                                                 2000              1999              1998
                                                              -----------       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss).......................................  $ 3,489,331       $(1,132,919)      $  (796,527)
                                                              -----------       -----------       -----------
    Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
         (Income) loss from discontinued operations.........   (2,848,554)           18,399           364,446
         Depreciation and amortization......................    3,401,707         3,362,043         2,981,873
         Loss/(gain) on disposal of assets..................      106,837          (286,886)           92,857
         Deferred income taxes..............................      102,370          (251,024)         (382,536)
         Minority interest..................................      347,256            92,879           126,353
         Changes to operating assets and liabilities that
             provided (used) cash:
           Accounts receivable..............................     (218,153)         (965,720)        4,412,830
           Inventories......................................     (189,757)       (1,377,875)       (1,255,496)
           Prepaid expenses and other.......................     (308,098)         (408,157)         (301,394)
           Other assets.....................................      684,250            (7,863)          100,648
           Accounts payable.................................   (3,996,940)        1,017,628          (340,446)
           Environmental reserve............................   (2,297,452)         (704,262)       (1,537,135)
           Accrued compensation.............................      395,930            13,008          (910,335)
           Accrued postretirement benefits..................     (974,795)           31,447           182,393
           Other accruals...................................     (647,469)           97,291          (960,654)
                                                              -----------       -----------       -----------
             TOTAL ADJUSTMENTS..............................   (6,442,868)          630,908         2,573,404
                                                              -----------       -----------       -----------
             NET CASH (USED IN) PROVIDED BY CONTINUING
                  OPERATING ACTIVITIES......................   (2,953,537)         (502,011)        1,776,877
                                                              -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures....................................   (2,362,516)       (4,770,333)       (6,709,393)
    Sale/disposal of fixed assets...........................       84,626           504,414         1,395,549
    Used (unused) proceeds from bond issue-restricted for
       capital expenditures.................................      --              1,247,902        (1,247,902)
    Proceeds from insurance settlement......................      --                --              1,250,000
                                                              -----------       -----------       -----------
             NET CASH USED IN CONTINUING INVESTING
                  ACTIVITIES................................   (2,277,890)       (3,018,017)       (5,311,746)
    Proceeds from sale of Seibert-Oxidermo, Inc. ...........   11,060,516           --                --
    Net cash (used in) provided by discontinued investing
       activities...........................................   (1,953,892)          251,361          (707,251)
                                                              -----------       -----------       -----------
    Net cash provided by (used in) investing activities.....    6,828,734        (2,766,656)       (6,018,997)
CASH FLOWS FROM FINANCING ACTIVITIES:
    Long term debt..........................................   (2,168,775)        1,668,775         4,000,000
    Debt issuance costs.....................................      --                --               (222,985)
    Net (repayments) borrowings under revolving credit
       facility.............................................   (1,483,414)        2,023,975           589,938
    Principal payments under capital lease obligations......     (240,448)         (235,503)         (330,237)
                                                              -----------       -----------       -----------
             NET CASH (USED IN) PROVIDED BY FINANCING
                  ACTIVITIES................................   (3,892,637)        3,457,247         4,036,716
                                                              -----------       -----------       -----------
Net (decrease) increase in cash and cash equivalents........      (17,440)          188,580          (205,404)
Cash and cash equivalents at beginning of year..............      381,269           192,689           398,093
                                                              -----------       -----------       -----------
Cash and cash equivalents at end of year....................  $   363,829       $   381,269       $   192,689
                                                              ===========       ===========       ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
         Interest...........................................  $ 1,335,438       $ 1,073,896       $   809,809
         Income taxes.......................................  $    47,148       $   208,283       $   282,413
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
    Capital lease obligations incurred in connection with
     the acquisition of equipment...........................  $   107,767       $   --            $   425,322
    Capital lease terminations..............................      --            $    33,472       $   243,080

See Notes to Consolidated Financial Statements.
 6

DETREX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND CUSTOMER CONCENTRATION

     Detrex Corporation and its subsidiaries (the Company) operate predominantly in chemicals and allied products, services, and processes for use by manufacturing and service industries. The principal products and services include specialty chemicals, lubricant additives, parts cleaning, cleaning solvents, hydrochloric acid, PVC and CPVC plastic pipe, and degreasing equipment.

     All three of the Company's business units operate in highly competitive markets which are mainly national in scope, although approximately 14% of the Company's business in 2000 and 12% in 1999 was done outside the United States, principally by its lubricants subsidiary and its plastic pipe subsidiary. Generally, for all products there are numerous competitors with no one company or a small number of companies being dominant. The Company operates in niche markets and its principal methods of competition in various markets include service, price and quality. No material part of the business is dependent upon a single customer or a few customers and therefore vulnerability from this aspect is not a factor. However, one of the Company's business units sells primarily to petro-chemical companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

     The consolidated financial statements comprise those of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated. Certain amounts for 1998 and 1999 have been reclassified to conform with 2000 classifications.

Inventories and Accounts Receivable

     Inventories are stated at lower of cost or market. Approximately 90% of raw materials, including raw materials in work in process and finished goods inventories, is valued by using the last-in, first-out method. Labor and burden in inventory are determined by using the average cost method. Inventories relating to equipment contracts are stated at the accumulated cost of material, labor and burden less related progress billings.

     Revenue from the Company's equipment contracts is recognized using the percentage-of-completion method except when use of the completed contract method does not have a material impact on the results of operations.

     For sales reported under the percentage of completion method, the percent of revenues is recognized based on the ratio of costs incurred to date to total costs expected for each project. Revenue recognized for jobs in process at December 31, 2000 totals $554,000 and costs incurred on these contracts amounts to $388,000. Included in accounts receivable is $204,000 that has not been billed to customers due to contractual arrangements.

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

Research and Development

     Research and development costs are charged to operations as incurred. Research and development costs for 2000, 1999 and 1998 were approximately $343,000, $383,000, and $518,000, respectively.

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

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards
     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) Number 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which the Company adopted effective January 1, 2001. The Company does not expect the adoption of SFAS 133 to have a significant impact on its financial position, results of operations, or cash flows.

3. INVENTORIES

     Inventories at December 31 consist of the following:

                                     2000           1999
                                  -----------    -----------
Raw materials.................    $ 3,185,785    $ 4,981,780
Work in progress..............        398,430        343,427
Finished goods................      6,920,821      7,109,459
Less: Progress billings on
  work in progress............       (120,640)       (11,240)
                                  -----------    -----------
                                  $10,384,396    $12,423,426
                                  ===========    ===========

     The excess of current cost over the stated last-in, first-out value is approximately $714,000 and $572,000 at December 31, 2000 and 1999.

4. CAPITAL AND OPERATING LEASES

     Capitalized lease assets included in machinery and equipment at December 31 are as follows:

                                       2000         1999
                                     --------    ----------
Machinery and equipment..........    $948,700    $1,204,201
Accumulated amortization.........     627,536       778,903
                                     --------    ----------
Leased assets -- net.............    $321,164    $  425,298
                                     ========    ==========

     Rent expense applicable to operating leases for 2000, 1999 and 1998 was $826,000, $975,000 and $598,000, respectively.

     Minimum annual lease payments for leases in effect at December 31, 2000 are as follows:

Minimum Lease Payments:             Capital    Operating
                                   --------   ----------
    2001.........................   198,463      843,255
    2002.........................   130,497      764,517
    2003.........................    51,748      579,415
    2004.........................    21,075      451,382
    2005.........................    12,900      436,641
    2006 and thereafter..........        --    3,573,288
                                   --------   ----------
Total minimum lease payments.....   414,683    6,648,498
                                              ==========
Less amount representing
  interest.......................    51,851
                                   --------
Present value of net minimum
  lease payments.................   362,832
Less current portion.............   168,414
                                   --------
Non-current portion..............  $194,418
                                   ========

5. REVOLVING CREDIT AGREEMENT AND TERM LOAN

     The Company has a Credit Agreement (the Agreement) with Comerica Bank with a current expiration date of May 1, 2001. The Agreement provides for a credit facility of up to $13.0 million, collateralized by the Company's inventory, accounts receivable, certain fixed assets, and stock of subsidiaries. The Agreement contains, among other provisions, requirements for maintaining defined levels of tangible net worth and various financial statement ratios. Interest under the Agreement is based on the prime interest rate. The Company has received a commitment from Comerica Bank to extend the current facility to at least one year beyond the current May 1, 2001 expiration date. The current Agreement also provides for a $2.0 million Term Loan facility; the outstanding balance under the term loan facility was fully repaid in September, 2000.

     The weighted average interest rate for short term borrowings under the Agreement for the year ended December 31, 2000 was 9.91%, compared to 8.35% for the year ended December 31, 1999 and 8.77% for the year ended December 31, 1998.

6. INDUSTRIAL DEVELOPMENT BONDS

     In connection with the expansion of Harvel Plastics, Inc.'s manufacturing capacity, $4.0 million of industrial development bonds were issued by the California Economic Development Financial Authority on March 24, 1998. Interest rates for these bonds are established weekly based on tax-exempt bond interest rates. The rate at the end of 2000 was 5%. The obligation is backed by a Letter of Credit issued by Comerica Bank for the total amount of the bonds. The Letter of Credit is in effect until January 2006 and affords protection against failed remarketing efforts if any were to occur. The amount and timing of redemption of the bonds is as follows:

         December 31               Amount
------------------------------    --------
2000..........................     600,000
2001..........................     500,000
2002..........................     600,000
2003..........................     500,000
2004..........................     600,000
2005..........................     700,000

     Due to December 31 being a holiday, the actual redemption will take place on the first business day of the following year.

7. OTHER INCOME -- NET

     Other income includes interest income of approximately $1,400, $700, and $2,100 for 2000, 1999 and 1998, respectively.

8. INCOME TAXES

     Income taxes from continuing operations include the following components:

                                   2000         1999         1998
                                 ---------   -----------   ---------
Current for tax purposes:
  Federal......................         --            --   $  56,951
  State and local..............    229,635        70,805     178,306
                                 ---------   -----------   ---------
    Total current..............    229,635        70,805     235,257
                                 ---------   -----------   ---------
Deferred income taxes:
  Federal......................    255,595      (867,258)   (218,792)
  State and local..............   (161,927)           --          --
                                 ---------   -----------   ---------
    Total deferred.............     93,668      (867,258)   (218,792)
                                 ---------   -----------   ---------
Provision (credit) for income
  taxes........................  $ 323,303   $  (796,453)  $  16,465
                                 =========   ===========   =========

     Deferred tax assets (liabilities) at December 31, 2000 and 1999 relate to the following temporary differences and carryforwards:

                                              2000          1999
                                           -----------   -----------
Net operating loss carryforward..........  $   454,080   $ 1,274,800
Alternative minimum tax credit
  carryforward...........................      432,027       432,027
Accruals for:
  Postretirement benefits................    1,426,429     1,800,711
  Environmental..........................    1,928,707     2,808,400
  Self insurance reserve.................      128,272       125,334
Inventory related........................      586,081       544,888
Other....................................      671,424       298,033
                                           -----------   -----------
    Gross deferred tax assets............    5,627,020     7,284,193
                                           -----------   -----------
Depreciation.............................   (2,393,251)   (2,440,044)
Undistributed earnings of the Company's
  DISC...................................   (1,031,313)   (1,178,644)
Other....................................     (898,230)     (791,472)
                                           -----------   -----------
    Gross deferred tax liabilities.......   (4,322,794)   (4,410,160)
                                           -----------   -----------
    Net deferred tax assets..............  $ 1,304,226   $ 2,874,033
                                           ===========   ===========

     The Company has a net operating loss carryforwards of approximately $1.3 million that expires in 2019.

     The reasons for the difference between the income tax provision and income taxes computed at the statutory rate of 34% for 2000, 1999 and 1998 are summarized below:

                                       2000       1999        1998
                                     --------   ---------   ---------
Computed "expected" tax
  provision........................  $327,787   $(649,731)  $(141,309)
State and local income taxes, net
  of federal tax benefit...........    44,688      46,731     117,682
Nondeductible meal and
  entertainment expense............    44,478      65,005      65,724
Reserve adjustment.................        --    (169,739)     --
Other -- net.......................   (93,650)    (88,719)    (25,632)
                                     --------   ---------   ---------
                                     $323,303   $(796,453)  $  16,465
                                     ========   =========   =========

9. SALE OF SEIBERT-OXIDERMO, INC. ASSETS
     On September 29, 2000, Seibert-Oxidermo, Inc. ("Seibert"), a wholly-owned subsidiary of the Company, completed the sale of assets, other than real estate, used in its paint business. The buyer was Red Spot Paint & Varnish Co., Inc. ("Red Spot") of Evansville, Indiana. A net gain of $2.6 million resulted from the sale.

     The purchase price for the assets and a non-compete covenant was $11.1 million. Seibert retained responsibility for liabilities at September 30, 2000.

     In addition, Seibert and Red Spot entered into an agreement whereby Seibert manufactured for Red Spot for a period of four months commencing October 1, 2000 and ending January 31, 2001. Also, Seibert and Red Spot entered into a Royalty Agreement whereby Red Spot will pay Seibert royalties for incremental sales of certain products over the next two years.

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

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 7.75% and 4.0%, at December 31, 2000 and 1999, 6.75% and 4.0% at December 31, 1998. The expected long-term rate of return on assets was 9.25% in 1998 and 1999 and 8.5% in 2000. The following tables set forth the information required under Statement of Financial Accounting Standards No. 132:

                                             2000           1999
                                          -----------    -----------
A. CHANGE IN PROJECTED BENEFIT OBLIGATION
  Benefit obligation at January 1.......  $28,653,015    $31,108,165
  Service cost..........................    1,033,699        740,960
  Interest cost.........................    2,083,874      2,050,569
  Amendments............................      187,030             --
  Actuarial (gain)/loss.................     (966,280)    (3,568,490)
  Benefits paid in measurement year.....   (2,099,372)    (1,678,189)
                                          -----------    -----------
  Benefit obligation at December 31.....  $28,891,966    $28,653,015
                                          ===========    ===========
B. CHANGE IN PLAN ASSETS
  Market value of assets at January 1...  $34,807,278    $33,712,925
  Actual return on assets...............      161,716      2,772,542
  Benefits paid in measurement Year.....   (2,099,372)    (1,678,189)
                                          -----------    -----------
  Market value of assets at December
    31..................................  $32,869,622    $34,807,278
                                          ===========    ===========
C. RECONCILIATION OF FUNDED STATUS
  Funded status as of December 31.......  $ 3,977,656    $ 6,154,263
  Unrecognized transition asset.........     (169,509)      (357,237)
  Unrecognized prior service cost.......      511,946        388,775
  Unrecognized net gain.................   (2,617,344)    (4,524,252)
                                          -----------    -----------
  Net pension asset.....................  $ 1,702,749    $ 1,661,549
                                          ===========    ===========

                                 2000           1999           1998
                              -----------    -----------    -----------
D. NET PERIODIC PENSION CREDIT
  Service cost............    $ 1,033,699    $   740,960    $   684,709
  Interest cost...........      2,083,874      2,050,569      1,992,556
  Expected return on
    assets................     (2,853,074)    (3,028,580)    (2,952,562)
  Net amortization........       (305,699)      (158,659)      (323,903)
                              -----------    -----------    -----------
  Net periodic pension
    credit................    $   (41,200)   $  (395,710)   $  (599,200)
                              ===========    ===========    ===========

     The Company has a 401(k) plan covering its salaried employees. Employees can contribute up to 15% of their salaries. The Company makes no contribution to this plan.

     Certain divisions and subsidiaries of the Company provide contributory defined benefit health care programs for certain retirees, subject to various conditions and limitations. These programs were amended in 2000 to provide benefits only to those eligible individuals who retire on or before December 31, 2005. The effect of changes to the programs contributed $771,915 to before tax income from continuing operations. In addition, $200,000 ($132,000 after-tax) of income was reflected in discontinued operations.

     Net periodic postretirement benefit costs included the following components:

                                       2000        1999        1998
                                     --------    --------    --------
Service cost attributed to
  service during the period......    $116,856    $149,240    $107,647
Interest cost on accumulated
  postretirement benefit
  obligation.....................     291,846     294,711     249,066
Net amortization.................     (40,495)    (13,058)    (42,301)
                                     --------    --------    --------
Net periodic postretirement
  benefit cost...................    $368,207    $430,893    $314,412
                                     ========    ========    ========

     The Company's postretirement benefit plans are not funded. The status of the plans at December 31, 2000 and 1999 follows:

                                                 2000         1999
                                              ----------   ----------
Accumulated postretirement benefit
  obligation:
  Retirees..................................  $2,572,036   $2,444,287
  Fully eligible active plan participants...     247,508      257,106
  Other active plan participants............     376,891    1,313,300
                                              ----------   ----------
    Subtotal................................   3,196,435    4,014,693
Unrecognized net gain and prior service
  cost......................................     531,592      688,129
                                              ----------   ----------
    Total accrued postretirement benefits...  $3,728,027   $4,702,822
                                              ==========   ==========

     The change in accumulated benefit obligation is as follows:

                                                2000          1999
                                             -----------   ----------
Accumulated postretirement benefit
  obligation - January 1...................    4,014,693    3,822,206
Service cost...............................      116,856      149,240
Interest cost..............................      291,846      294,711
Amendment..................................   (1,278,024)          --
Actuarial loss.............................      422,151      147,982
Benefits paid in measurement year(1).......     (371,087)    (399,446)
                                             -----------   ----------
Accumulated postretirement benefit
  obligation - December 31.................  $ 3,196,435   $4,014,693
                                             ===========   ==========

     For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits (other than prescription drugs where the rate was 6.26%) was assumed for 2000. The rate is assumed to decrease gradually over the next 2 years to 5.75% in 2002 and thereafter. The assumption for the health care cost trend rate has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1.0% in each year would increase the accumulated postretirement benefit obligation as of December 31, 2000 by approximately 10.6% and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately 11.33%.

     The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.75% at December 31, 2000, 7.75% at December 31, 1999 and 6.75% at December 31, 1998.

11. CONTINGENCIES

     The Company and at least seventeen other companies are potentially responsible for sharing the costs in a proceeding to clean up contaminated sediments in the Fields Brook watershed in Ashtabula, Ohio. The Environmental Protection Agency ("EPA") issued a Record of Decision in 1986 concerning the methods it recommends using to accomplish this task. The Company and the other potentially responsible parties negotiated with the EPA as to how best to effect the clean up operation. After negotiation, an agreement was reached with EPA on clean-up methodology. The clean-up is currently in progress and is expected to be completed by the end of 2001. The Company's share of future costs is anticipated to be approximately $1.3 million.

     The Company maintains a reserve for anticipated expenditures over the next several years in connection with remedial investigations, feasibility studies, remedial design, and remediation relating to the clean up of environmental contamination at several sites, including properties owned by the Company. The amounts of the reserve at December 31, 2000 and 1999 were $5.0 million and $7.3 million respectively. The reserve includes a provision for the Company's anticipated share of remediation in the Fields Brook watershed referred to above, as well as a provision for costs that are expected to be incurred in connection with remediation of other sites. Some of these studies have been completed; others are ongoing. In some cases, the methods of remediation remain to be agreed upon.

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

12. PREFERRED STOCK

     The Company has authorized 1,000,000 shares of $2 par value preferred stock, issuable in series. No shares were issued or outstanding as of December 31, 2000, 1999 and 1998.

13. STOCK PURCHASE RIGHTS

     The Company has in place a Shareholder Rights Plan, under which preferred stock purchase rights were distributed to shareholders as a dividend of one Right for each outstanding share of Common Stock. Each Right will entitle shareholders to buy one one-hundredth of a newly issued share of Series A Preferred Stock of the Company at an exercise price of $30, subject to adjustment. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's outstanding Common Stock or commences a tender or exchange offer upon consummation of which a person or group would beneficially own 30% or more of the Company's outstanding Common Stock. Until they become exercisable, the Rights will be evidenced by the Common Stock certificates and will be transferred only with such certificates.

     If any person or group becomes the beneficial owner of 15% or more of the Company's outstanding Common Stock, or if a holder of 15% or more of the Company's Common Stock engages in certain self-dealing transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, shares of the Company's Common Stock (or, in certain circumstances, units of the Company's Series A Preferred Stock, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price. In addition, if after a person or group becomes the beneficial owner of 15% or more of the Company's outstanding Common Stock the Company is involved in a merger or other business combination transaction with another person after which its Common Stock does not remain outstanding, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock of such other person having a market value equal to twice the then-current exercise price. The Company will generally be entitled to redeem the Rights at $.01 per Right at any time until the tenth business day following public announcement that a person or group has acquired 15% or more of the Company's Common Stock. The Plan will expire on May 4, 2010 unless the Rights are earlier redeemed by the Company.

14. STOCK OPTIONS

     On April 22, 1993, the shareholders of the Company approved the Corporation's 1993 Stock Option Plan (the Management Plan) and the Corporation's 1993 Stock Option Plan for Outside Directors (the Directors Plan). A summary of the fixed stock option grants under Detrex's Management Plan and Directors Plan as of December 31, 2000, 1999 and 1998, and changes during the years is presented below.

     The total number of shares reserved for issuance upon exercise of options under the Management Plan is 150,000 shares and under the Directors Plan is 50,000 shares. Of the 200,000 options reserved, 6,000 remain available for future grants under the Management Plan; the time for granting options under the Directors Plan has expired.

                                 Management Plan            Directors Plan
                             ------------------------   -----------------------
                             Shares                     Shares
                              Under    Weighted Ave.    Under    Weighted Ave.
                             Option    Exercise Price   Option   Exercise Price
                             ------    --------------   ------   --------------
1998
  Outstanding at beginning
    of year................  121,000        6.72        42,000        9.27
  Granted..................   22,000       13.38          --        --
  Outstanding at end of
    year...................  143,000        7.74        42,000        9.27
1999
  Granted..................    3,000        9.00          --        --
  Forfeited................    2,000       11.19
  Outstanding at end of
    year...................  144,000        7.72        42,000        9.27
2000
  Granted..................    --         --              --        --
  Outstanding at end of
    year...................  144,000        7.72        42,000        9.27

     Of the 186,000 options outstanding at December 31, 2000, the weighted average remaining life is 4.25 years; 174,000 of the options are exercisable at December 31, 2000. 8,000 of the options are in-the-money. The range of exercise prices is from $5.00 to $13.38. The following table summarizes information about stock options outstanding at December 31, 2000:

                      Options Outstanding         Options Exercisable
                 ------------------------------   --------------------
                           Weighted    Weighted              Weighted
    Range of     Shares     Average    Average     Shares     Average
    Exercise      Under    Remaining   Exercise    Under     Exercise
      Price      Option      Life       Price      Option      Price
    --------     -------   ---------   --------   --------   ---------
  $ 5.00- 8.00    92,000     5.00       $ 5.86     92,000     $ 5.86
  $ 8.01-11.00    64,000     3.68         8.97     59,000       8.96
  $11.01-13.38    30,000     3.18        12.94     23,000      12.80
  -------------  -------     ----       ------    -------     ------
  $ 5.00-13.38   186,000     4.25       $ 8.01    174,000     $ 7.83

     In accordance with the Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to report compensation by applying the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and therefore has recorded no charge to income for stock options. There were no stock options granted in 2000. The pro-forma effect in 1999 and 1998 of applying the Black-Scholes option valuation model as well as the underlying weighted average Black-Scholes assumptions are as follows:

                                                    1999      1998
                                                   -------   -------
Net income (loss) as reported (in thousands).....  $(1,133)  $  (797)
Pro-forma net income (loss) (in thousands).......   (1,227)     (888)
Earnings (loss) per share as reported -- basic...    (0.72)    (0.50)
Pro-forma earnings (loss) per share..............    (0.78)     (.56)
Expected Volatility..............................     0.57      0.50
Risk-Free Rate of Return.........................     5.23      5.62
Expected Life....................................  5 Years   6 Years

     Using the assumptions underlying the Black-Scholes model, the per share weighted average fair value of options granted in 1999 and 1998 is $5.31 and $7.31.
15. SEGMENT REPORTING

     As of December 31, 2000, the Company has three operating segments that meet the quantitative thresholds of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

     - Harvel Plastics -- manufactures PVC and CPVC pipe and custom extrusions

     - Elco Corporation -- produces lubricant additives, hydrochloric acid and fine chemicals

     - Parts Cleaning Technologies -- provides solutions for production parts cleaning needs, including equipment, solvents, recycling of waste, and contracts parts cleaning.

     The other category includes property transactions, consulting fees, businesses sold in 1999, minority interest and certain employee benefit items. Data (in thousands) for 2000, 1999 and 1998 is as follows:

                                         2000       1999       1998
                                        -------    -------    -------
Net sales:
  Harvel Plastics.....................  $47,506    $35,710    $29,656
  Elco Corporation....................   20,807     19,910     19,873
  Parts Cleaning Technologies.........   17,036     19,836     21,793
  Other...............................      321      1,440      2,480
                                        -------    -------    -------
    Total.............................  $85,670    $76,896    $73,802
                                        =======    =======    =======
Earnings (loss) from continuing
  operations and before income taxes:
  Harvel Plastics.....................  $ 4,839    $ 2,106    $ 2,710
  Elco Corporation(1).................    1,823        814      1,237
  Parts Cleaning Technologies.........   (1,615)      (788)      (462)
                                        -------    -------    -------
    Sub-total.........................  $ 5,047    $ 2,132    $ 3,485
  Corporate administrative expense....   (3,334)    (3,747)    (3,912)
  Corporate interest expense..........     (900)      (660)      (469)
  Other(2)............................      151        364        480
                                        -------    -------    -------
    Total.............................  $   964    $(1,911)   $  (416)
                                        =======    =======    =======
Depreciation and amortization:
  Harvel Plastics.....................  $ 1,639    $ 1,506    $ 1,204
  Elco Corporation....................    1,057      1,022        924
  Parts Cleaning Technologies.........      362        382        366
  Other...............................      344        452        488
                                        -------    -------    -------
    Total.............................  $ 3,402    $ 3,362    $ 2,982
                                        =======    =======    =======
Total assets:
  Harvel Plastics.....................  $23,807    $21,983    $21,630
  Elco Corporation....................   20,789     19,143     15,139
  Parts Cleaning Technologies.........    9,498     10,901      9,091
  Other(3)............................   (2,077)     7,591     10,194
                                        -------    -------    -------
    Total.............................  $52,017    $59,618    $56,054
                                        =======    =======    =======
Sales by customer location:
  United States.......................  $73,869    $66,716    $63,941
  Outside United States...............   11,801     10,181      9,861
                                        -------    -------    -------
    Total.............................  $85,670    $76,897    $73,802
                                        =======    =======    =======

(1) 1999 includes the effect of a one-time charge of $637,000.

(2) 1999 includes $1.0 million of losses applicable to a sold business, which was more than offset by pension credits, consulting fees and gain on sale of property.

(3) Includes intercompany eliminations and discontinued operations.

--------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Detrex Corporation and its consolidated subsidiaries ( the "Company") achieved net income from continuing operations of $640,777 in 2000. Significant operating improvements at two of the Company's business units were able to more than offset poor results in the Parts Cleaning Technologies Division ("Parts Cleaning Technologies"). Also, amendments made to the company's retiree health care programs, partially offset by a charge to operations in conjunction with the vesting provisions of a supplemental pension plan, had a favorable effect of approximately $220,000 on income from continuing operations.

     Investments made in 1998 and 1999 to expand Harvel Plastics Inc. ("Harvel") manufacturing and warehouse capabilities, coupled with continued high demand for its high quality plastic pipe, enabled Harvel to substantially improve operating results in 2000. Harvel's sales increased $11.8 million over 1999 and earnings before tax increased by $1.7 million. In addition, Harvel carefully controlled its selling, general and administrative expenses.

     The Elco Corporation ("Elco") was able to grow domestic sales volumes by enough to offset declining international revenues caused by the negative impact of the strong dollar, resulting in a 4.5% overall increase in sales. This, coupled with manufacturing efficiency gained through the elimination in late 1999 of a redundant production facility, helped Elco increase operating earnings.

     Parts Cleaning Technologies, formed in April 2000 as a combination of the Solvents and Equipment divisions, struggled in 2000. In response to the depressed market for parts cleaning equipment, the organization was downsized in the second quarter; however, order intake was still below break-even levels. Slowdown in the manufacturing industry, particularly in the fourth quarter, negatively impacted the product distribution and contract parts cleaning business. Overall, revenues for Parts Cleaning Technologies declined by $2.8 million, and operating losses totalled $1.6 million.

COMPARATIVE OPERATING DATA (IN THOUSANDS)

                                                                     2000               1999               1998
                                                                ---------------    ---------------    ---------------
                                                                  $         %        $         %        $         %
                                                                ------    -----    ------    -----    ------    -----
Net sales...................................................    85,670    100.0    76,896    100.0    73,802    100.0
Gross margin................................................    21,050     24.6    17,379     22.6    18,723     25.4
Selling, general and administrative expenses................    15,192     17.7    15,325     19.9    15,483     21.0
Depreciation and amortization...............................     3,402      4.0     3,362      4.4     2,982      4.0
Net income (loss) from continuing operations................       641      0.7    (1,115)    (1.5)     (432)    (0.6)

     2000 Compared to 1999 -- Net sales from continuing operations increased by $8.8 million compared to the prior year. This 11.4% increase was driven by Harvel, which successfully brought to market the increased capacity of its California production facility. This plant was launched in the first quarter of 1999, and in its first full year of production contributed to revenue growth of $11.8 million over 1999. Elco was able to overcome a very difficult export market, given the relative strength of the dollar, and posted a 4.5% increase in sales, primarily through increases in its domestic additives business.

     These increases were partially offset by a $2.8 million decrease in sales for the Parts Cleaning Technologies Division, which continued to be adversely affected by a weak capital equipment market in 2000, and a slowdown in manufacturing in the fourth quarter. Gross margins improved to 24.6% for the year, compared to 22.6% for 1999. The improvement was attributable to manufacturing efficiencies primarily at Elco, which closed a redundant production facility in 1999, and Harvel, where manufacturing efficiencies from the volume increase drove the improvement.

     Although the decline in selling, general and administrative expenses in absolute terms was minor, the 2.2% decrease as a percentage of sales was significant. Harvel carefully controlled expenses which as a percentage of sales declined to 8.2% in 2000 from 9.3% a year ago. The effect of amendments made to the company's retiree health care programs also contributed to the reduction. However, the company's pension credit decreased in 2000 as a result of vesting provisions of a non-qualified supplemental pension plan. This had an impact of increasing selling, general and administrative expenses.

     The provision for depreciation and amortization remained approximately the same in 2000, compared to 1999.

     Interest expense increased in 2000, as borrowing levels under both the revolving credit facility and the equipment term loan were higher through the first three quarters of 2000 than in the comparable period in 1999. In addition, interest rates increased in

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

2000. Due to the cash generated from the sale of Seibert-Oxidermo, Inc. (See "Liquidity, Financial Condition and Capital Resources" and Footnote 9 to Notes to Consolidated Financial Statements) borrowings and interest expense decreased in the fourth quarter.

     The provision for income taxes in 2000 reflects federal and state income tax expense based upon the pretax income while the income tax credit in 1999 reflects credit for federal income tax, offset by state and local income expense.

     1999 Compared to 1998 -- Net sales in 1999 for the Company reflect a $3.1 million increase from the previous year. Harvel benefitted from strong demand in the building industry and having a new manufacturing operation in California to meet the increased demand. Harvel's sales increase on a year-to-year basis was $6.0 million. Sales for Elco were approximately the same as 1998 while Parts Cleaning Technologies sales decreased by $2.0 million.

     Gross margin in 1999 was 22.6%, compared to 25.4% in 1998. The major reasons for the decline were costs involved in closing a redundant Elco manufacturing plant and costs associated with a business that was sold in 1999. In addition, Harvel incurred a reduction in margins as raw material costs increased, and finished goods price increases lagged. Parts Cleaning Technologies incurred a reduction in margin as a result of unfavorable product mix and offsite competition.

     Selling, general and administrative expenses were approximately the same in 1999 and 1998. Economic increases averaging 4% occurred in all of the Company operating units, but production improvements more than offset the economics. Expenses were 19.9% of sales, as compared to 21.0% in 1998.

     The provision for depreciation and amortization is higher than 1998 as a result of depreciation of new plants in Ashtabula, Ohio and Bakersfield, California, and the new management information system at the Corporate headquarters.

     Interest expense was higher in 1999 due to increased borrowings and higher interest rates from a year ago.

     The income tax credit in 1999 reflects credits for federal income tax, partially offset by state and local income tax expense.

LIQUIDITY, FINANCIAL CONDITION, AND CAPITAL RESOURCES

     The Company utilized internally generated funds and increased borrowings under its revolving credit agreement to finance its operations and provide for capital expenditures of $1.5 million during the first nine months of 2000. Following the sale of Seibert Oxidermo, Inc. (See Footnote 9 to the Notes to Consolidated Financial Statements), in the fourth quarter, the Company was able to significantly strengthen its balance sheet by reducing outstanding trade accounts payable by $4.1 million, and extinguishing $1.6 million of environmental liabilities. In addition, $700,000 was spent on capital expenditures. Borrowings under the revolving credit facility decreased by $1.5 million during the year and the term loan of $1.7 million was completely repaid.

     The Company's capital expenditures for 2001 are estimated to be $5.0 million. It is anticipated that these expenditures will be financed through a combination of internally generated funds, borrowings under existing financing arrangements, and the sale of real estate that will become available for sale at the end of the first quarter.

     Working capital at December 31, 2000 was $6.9 million, compared to $3.7 million at December 31, 1999. The Company has paid no dividends since the second quarter of 1991 and cannot forecast when the dividend will be restored.

OTHER

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) Number 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which the Company adopted effective January 1, 2001. The Company does not expect the adoption of SFAS 133 to have a significant impact on its financial position, results of operations, or cash flows.

SUPPLEMENTARY INFORMATION (Unaudited)
Selected Quarterly Data (Thousands of dollars except per share amounts)

                                                       2000 Quarters
                                    ----------------------------------------------------
                                      4th            3rd            2nd            1st
                                    -------        -------        -------        -------
Net sales from continuing
  operations....................    $19,489        $21,022        $22,211        $22,948
Gross margin on sales...........      4,710          5,223          5,378          5,739
Net income (loss) from
  continuing operations.........        130             70            219            222
Net income (loss)...............        170          2,766            261            292
Basic and diluted earnings
  (loss) per common share:
  From continuing operations....        .08            .04            .14            .14
  From discontinued
     operations.................        .04           1.70            .02            .04
  Net income (loss) per share...        .12           1.74            .16            .18
Stock price range(1)
  High..........................          6 3/8        7.5              5 1/2          4 1/8
  Low...........................          4              3 1/4          3 1/2          2 1/4

                                                     1999 Quarters
                                  ----------------------------------------------------
                                    4th            3rd            2nd            1st
                                  -------        -------        -------        -------
Net sales from continuing
  operations....................  $19,593        $19,982        $18,708        $18,613
Gross margin on sales...........    3,703          4,699          4,289          4,688
Net income (loss) from
  continuing operations.........     (700)          (222)          (375)           182
Net income (loss)...............     (742)          (268)          (327)           204
Basic and diluted earnings
  (loss) per common share:
  From continuing operations....     (.44)          (.14)          (.22)           .12
  From discontinued
     operations.................     (.03)          (.03)           .01            .01
  Net income (loss) per share...     (.47)          (.17)          (.21)           .13
Stock price range(1)
  High..........................        6 1/4          7 1/4          7 7/16         7
  Low...........................        3 5/8          4 1/2          5 1/2          5 1/2

(1) Stock price range was obtained from NASDAQ quotations.

SELECTED FINANCIAL DATA
(Dollars in thousands except per share amounts)

                                                               2000      1999      1998      1997      1996
                                                              -------   -------   -------   -------   -------
Net sales from continuing operations........................  $85,670   $76,896   $73,802   $81,974   $83,339
Net income (loss) from continuing operations................      641    (1,115)     (432)    1,468       136
Net income (loss)...........................................    3,489    (1,133)     (797)    1,514       415
Basic and diluted earnings (loss) per common share:
     From continuing operations.............................      .40      (.71)     (.27)      .93       .08
     From discontinued operations...........................     1.80      (.01)     (.23)      .03       .18
     Net income (loss)......................................     2.20      (.72)     (.50)      .96       .26
Total assets................................................   52,017    59,618    55,991    55,571    55,592
Net working capital.........................................    6,917     3,723     5,925     9,274     8,515
Capital expenditures........................................    2,363     4,770     6,709     4,230     1,991
Long term portion of capital lease obligations..............      194       268       468       569       394
Total bank debt.............................................    6,830     9,983     6,290     5,700     5,627
Industrial development bonds................................    3,500     4,000     4,000     --        --
Stockholders' equity........................................   20,382    16,892    18,025    18,822    17,309
Stockholders' equity per common share.......................    12.87     10.67     11.38     11.89     10.93
Number of employees.........................................      315       327       366       353       345
Percentages to net sales:
     Gross margin...........................................     24.6      22.6      25.4      26.1      23.9
     Net income (loss) from continuing operations...........       .7      (1.4)      (.6)      1.8        .2
Net income (loss) from continuing operations as a percent
  of:
     Average total assets...................................      1.1      (1.9)      (.8)      2.6        .2
     January 1st stockholders' equity.......................      3.8      (6.2)     (2.3)      8.5        .8
Current ratio...............................................      1.4       1.1       1.3       1.4       1.4

DIRECTORS
BRUCE W. COX
President, B. W. Cox Company,
  Manufacturers Representative
ROBERT A. EMMETT, III
Former Deputy General Counsel for Environment
  and Nuclear Programs, U.S. Department of Energy
WILLIAM C. KING
Chairman and Chief Executive Officer
JOHN F. MANGOLD
Manufacturing Consultant
THOMAS E. MARK
President and Chief Operating Officer
BENJAMIN W. McCLEARY
Member, McFarland Dewey & Co., LLC
  Investment Bankers, New York City
ARBIE R. THALACKER
Of Counsel, Shearman & Sterling,
  Attorneys, New York City
JOHN D. WITHROW
Retired President and Chief Operating Officer,
  Lectron Products Inc.
DAVID R. ZIMMER
Chief Executive Officer,
  Twitchell Corporation

AUDIT COMMITTEE
DAVID R. ZIMMER, Chairman
JOHN F. MANGOLD
ARBIE R. THALACKER

TRANSFER AGENT AND
  REGISTRAR
STATE STREET BANK AND TRUST COMPANY

AUDITORS
DELOITTE & TOUCHE LLP
OFFICERS

W. C. KING
Chairman and Chief Executive Officer

T. E. MARK
President and Chief Operating Officer

G. J. ISRAEL
Vice President-Finance, Treasurer and
  Chief Financial Officer

R. M. CURRIE
Secretary and General Counsel

S. J. QUINLAN
Controller

BUSINESS UNIT EXECUTIVES

D. R. CRANDELL
President, Parts
  Cleaning Technologies

E. E. WISMER
President, Harvel Plastics, Inc.

D. A. CHURCH
President, The Elco Corporation and

  General Manager, Chemicals Division

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR 2000 WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST. REQUESTS ARE TO BE SENT TO VICE PRESIDENT-FINANCE, DETREX CORPORATION, 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN 48075.

                               DETREX CORPORATION

  GENERAL OFFICES -- 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN
                                     48075
--------------------------------------------------------------------------------

                           Telephone: (248) 358-5800
                   INTERNET ADDRESS -- http://www.detrex.com
                                                                     DETCM-AR-00