Form 10-K405, Exhibit 13
period 2001-12-31
DETREX CORPORATION
filed 2002-04-01
CIK 28372

                                                                      EXHIBIT 13

                       DETREX CORPORATION AND SUBSIDIARIES


                       2001 ANNUAL REPORT TO SHAREHOLDERS

                                      ------------------------------------------

                                                        DETREX
                                                     CORPORATION

                                                  2001 ANNUAL REPORT

                                      ------------------------------------------

HIGHLIGHTS(1)

                                                   2001              2000              1999
                                                -----------       -----------       -----------
Net sales from continuing operations(2).......  $58,919,189       $68,634,063       $57,061,410
Net (loss) income from continuing
  operations(2)...............................     (890,427)        1,894,913          (457,715)
Net (loss) income per common share from
  continuing operations, basic and fully
  diluted(2)..................................         (.56)             1.20              (.29)
Net (loss) income.............................   (8,207,626)        3,489,331        (1,132,919)
Net (loss) income per common share............        (5.18)             2.20              (.72)
Stockholders' equity per common share.........         6.53             12.87             10.67
Additions to land, buildings and equipment
  (including capital leases)..................    2,200,000         2,400,000         4,800,000
Current ratio.................................     1.0 to 1          1.4 to 1          1.1 to 1
Number of round-lot stockholders..............          635               544               567
Number of employees...........................          249               315               327

(1) This information should be considered in conjunction with the Consolidated Financial Statements and Management's
    Discussion and Analysis.

(2) Results exclude results of operations for discontinued Parts Cleaning Technologies (2001) and Seibert-Oxidermo (2000) segments. The results of operations for these segments are presented within discontinued operations for all periods presented.
--------------------------------------------------------------------------------

DETREX COMPANIES

-- THE ELCO CORPORATION -- a manufacturer of high performance specialty chemicals serving three distinct business areas, namely additives for industrial lubricants, high purity hydrochloric acid for the semiconductor industry, and specialty chemicals including pyrroles. Elco's lubricant additives are used for enhancing the properties of hydraulic oils, metalworking fluids, gear oils and greases. The Ultramax(R) hydrochloric acid product line meets the most demanding semiconductor specifications and is also used in various applications such as pharmaceutical manufacturing.

   Manufacturing locations in Cleveland, Ohio and Ashtabula, Ohio.

-- HARVEL PLASTICS, INC. -- an international leader in high quality PVC/CPVC extrusions. Products include pipe in sizes from 1/8" through 24", rod through 12" and a wide variety of custom extrusions as well as duct, angle, hex and square and heavy wall tubing. Harvel's products are known for precise blend formulations and unmatched dimensional integrity. Innovative products have recently been introduced to the marketplace such as clear PVC pipe for use in sight glass and dual containment applications. Harvel LXT is used in semi-conductor plants for ultra pure water applications. Harvel also manufactures large diameter PVC and CPVC duct for corrosive fume handling applications.

   Manufacturing locations in Easton, Pennsylvania and Bakersfield, California.

TO OUR SHAREHOLDERS:

     We are pleased to inform you that the continuing operations of Detrex now consist of The Elco Corporation (Elco) and Harvel Plastics, Inc. (Harvel). To make this possible, we have adopted a plan to exit the unprofitable Parts Cleaning Technologies (PCT) segment as of December 31, 2001. This action puts us in a position to focus our strategy and resources on the two subsidiaries that have been consistently profitable over recent years.

     During the past several years, our objective has been to enhance shareholder value by improving our core, profitable businesses and by divesting non-core businesses. In 2001 we conducted a study of how to complete this process by exiting the unprofitable PCT segment, including the transfer or elimination of related environmental liabilities. A difficulty in developing a feasible exit plan has been the high and uncertain costs of closure, which generally applies to businesses in the hazardous waste and chemical distribution industries. We believe we have developed a workable plan that minimizes these issues.

     Consistent with our prior statements regarding expected costs to exit the PCT segment, an after-tax loss of $7.3 million was recorded in discontinued operations for 2001. This charge includes operating losses from the discontinued operations of $3.2 million for 2001 and anticipated exit costs of $4.1 million. The Company's net loss for 2001 was $8.2 million, or $5.18 per share, including the net loss from continuing operations discussed below.

     The exit from Parts Cleaning Technologies is proceeding along three fronts:

     - The former Detrex Equipment Division was sold in mid-January to a fabricator in the business.

     - Negotiations are under way for the sale of the businesses in several of the solvent distribution and waste recycling locations; the Company will discontinue business operations in the remaining locations over the next year.

     - The owned and leased properties occupied by the businesses are being prepared for regulatory closure by the Company. This process will take several years and contemplates disposal of the properties at its conclusion.

     We continued to address a number of ongoing legal and environmental matters during the year, and incurred costs of approximately $2.3 million for remediation activities. We concluded that additional reserves of $2.0 million would be required to meet our estimate of the costs to discharge our obligations for these matters; this was recorded as a charge to continuing operations. The total amount of the environmental reserve is now $8.5 million, which includes this additional $2.0 million and $3.7 million of environmental related closure costs included in the provision for PCT exit costs.

     Elco and Harvel generated sales of $58.9 million in 2001 which is 14.2% below the year-ago level of $68.6 million. Harvel sales declined $7.3 million, or 15.3%, to $40.3 million in 2001, primarily due to poor conditions in the manufacturing sector caused by the economic recession. Elco sales declined by $2.0 million, or 9.5%, to $18.8 million as poor domestic demand and weak export sales were partially offset by new sales opportunities. Costs and expenses were carefully managed at Harvel and Elco as well as the corporate office where SG&A was reduced by $0.4 million over the course of the year.

     We incurred a net loss of $890,427 from continuing operations for 2001 compared to net income of $1,894,913 from continuing operations in the prior year. As discussed above, the 2001 loss from continuing operations included a $2.0 million pre-tax charge to increase the Company's environmental reserve. Absent this charge, the continuing operations, including corporate expenses, would have been profitable in 2001, however at a substantially lower level than in 2000 due to volume related margin reduction, principally at Harvel. We believe that this earnings performance in a difficult economic environment indicates that the core business has good performance potential when conditions improve.

     The difficult economic conditions in 2001 appear to be continuing in the first months of 2002 as we experience general weakness in all markets. Harvel sales remain at the low fourth quarter levels, however we have indications that activity levels are picking up in certain market segments which we consider to be leading indicators for Harvel's markets. This leads us to believe that conditions will improve, and as a consequence, we are maintaining our capability for responding to resumed market demand while taking measures to minimize the short term financial impact. Elco sales have been averaging $1.5 million per month since the third quarter and there are no imminent signs of stronger export or domestic order intake. Elco's Chemical sales will be up for the quarter, however as the result of a customer building inventory in anticipation of scheduled production shut-downs in the second quarter.

     In 2001 we utilized a combination of internally generated funds and $1.5 million in increased borrowings to finance our operations, a $0.6 million reduction in long term debt, $2.2 million in capital expenditures, and $0.6 million in costs to prepare excess property for sale. Cash management will be a priority for the coming year since our financial position at year-end is more challenging than at year-end 2000.

     We believe we have taken an important step in the realization of shareholder value as we exit the PCT segment. The resulting company, which is more sharply focused and profitable, provides a sound base for future strategic actions. We appreciate your continued support as we strive to increase shareholder value.

                                 Thomas E. Mark
                                 President and
                            Chief Executive Officer
                                William C. King
                                    Chairman

          --------------- INDEPENDENT AUDITORS' REPORT ---------------

DELOITTE & TOUCHE
SUITE 900
600 RENAISSANCE CENTER
DETROIT, MICHIGAN 48243-1895
TELEPHONE: (313) 396 3000
WWW.US.DELOITTE.COM

                                                        [DELOITTE & TOUCHE LOGO]

To the Board of Directors and Stockholders of Detrex Corporation

We have audited the accompanying consolidated balance sheets of Detrex Corporation and its subsidiaries (the Company) as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Detrex Corporation and its subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

March 7, 2002

DETREX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31

                                                                    2001               2000               1999
                                                                ------------       ------------       ------------
NET SALES...................................................    $ 58,919,189       $ 68,634,063       $ 57,061,410
Cost of sales (exclusive of depreciation)...................      44,592,781         51,112,436         44,419,382
Selling, general and administrative expenses................       9,855,369         10,099,114          9,977,760
Provision for depreciation and amortization.................       3,070,408          3,061,278          2,979,704
Provision for corporate environmental reserves..............       1,985,954            --                 --
Other (income) expense -- net...............................        (446,095)            17,831              2,790
Minority interest...........................................         240,847            467,255            212,879
Interest expense............................................         695,037            905,026            669,748
Net loss (gain) from property transactions..................           2,868            106,837           (285,039)
                                                                ------------       ------------       ------------
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES.....................................................      (1,077,980)         2,864,286           (915,814)
(Credit) Provision for income taxes.........................        (187,553)           969,373           (458,099)
                                                                ------------       ------------       ------------
NET (LOSS) INCOME FROM CONTINUING OPERATIONS................        (890,427)         1,894,913           (457,715)
DISCONTINUED OPERATIONS:
Income (loss) from operations of Seibert-Oxidermo, Inc. net
  of tax....................................................         --                 200,846            (18,399)
Gain on sale of Seibert-Oxidermo, Inc. net of tax...........         --               2,647,708            --
(Loss) from operations of Parts Cleaning Technologies, net
  of tax....................................................      (3,251,536)        (1,254,136)          (656,805)
(Loss) on exit from Parts Cleaning Technologies, net of
  tax.......................................................      (4,065,663)           --                 --
                                                                ------------       ------------       ------------
NET (LOSS) INCOME...........................................    $ (8,207,626)      $  3,489,331       $ (1,132,919)
BASIC AND DILUTED (LOSS) EARNINGS PER COMMON SHARE:
From continuing operations..................................    $       (.56)      $       1.20       $      (0.29)
From discontinued operations................................           (4.62)              1.00              (0.43)
                                                                ------------       ------------       ------------
Net (loss) income per share.................................    $      (5.18)      $       2.20       $      (0.72)
                                                                ============       ============       ============
Number of Shares Outstanding (basic and diluted)............       1,583,414          1,583,414          1,583,414

See Notes to Consolidated Financial Statements.

DETREX CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31

ASSETS
                                                                 2001              2000
                                                              -----------       -----------
CURRENT ASSETS:
Cash and cash equivalents...................................  $   111,919       $   363,829
Accounts receivable (net of allowance for uncollectible
  accounts of $715,000 in 2001 and $351,000 in 2000)........    9,081,151        11,591,331
Inventories.................................................    9,157,909        10,384,396
Prepaid expenses and other..................................      834,688           786,915
Deferred income taxes.......................................    2,690,493         1,955,959
                                                              -----------       -----------
       TOTAL CURRENT ASSETS.................................   21,876,160        25,082,430

LAND, BUILDINGS AND EQUIPMENT:
Land........................................................      254,602           254,602
Buildings and improvements..................................   17,641,433        18,081,036
Machinery and equipment.....................................   36,233,179        36,518,445
Construction in progress....................................      542,459           361,975
                                                              -----------       -----------
                                                               54,671,673        55,216,058
Less allowance for depreciation and amortization............   35,874,589        33,160,456
                                                              -----------       -----------
       LAND, BUILDINGS AND EQUIPMENT -- NET.................   18,797,084        22,055,602
PROPERTY HELD FOR SALE......................................    2,818,818         2,182,892
PREPAID PENSIONS............................................    1,630,526         2,253,947
DEFERRED INCOME TAXES.......................................    4,155,059           --
OTHER ASSETS................................................      480,839           442,204
                                                              -----------       -----------
                                                              $49,758,486       $52,017,075
                                                              ===========       ===========

See Notes to Consolidated Financial Statements.
 2

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                   2001              2000
                                                                -----------       -----------
CURRENT LIABILITIES:
Loans payable...............................................    $ 8,366,792       $ 6,830,335
Current portion of long-term debt...........................        500,000           600,000
Current maturities of capital lease obligations.............        111,553           168,414
Accounts payable............................................      6,647,108         5,227,072
Environmental reserve.......................................      2,220,000         2,100,000
Accrued compensation........................................        519,244           656,442
Other accruals..............................................      3,015,516         2,583,040
                                                                -----------       -----------
       TOTAL CURRENT LIABILITIES............................     21,380,213        18,165,303

LONG-TERM PORTION OF CAPITAL LEASE OBLIGATIONS..............         73,154           194,418
LONG-TERM DEBT..............................................      2,400,000         2,900,000
ACCRUED POSTRETIREMENT BENEFITS.............................      3,561,019         3,728,027
ENVIRONMENTAL RESERVE.......................................      6,275,223         2,937,103
ACCRUED PENSION.............................................      3,102,865           551,198
MINORITY INTEREST...........................................      2,628,481         2,507,635
DEFERRED INCOME TAXES.......................................        --                651,733
STOCKHOLDERS' EQUITY:
Common capital stock, $2 par value, authorized 4,000,000
  shares, outstanding 1,583,414 shares......................      3,166,828         3,166,828
Additional paid-in capital..................................         22,020            22,020
Accumulated other comprehensive (loss) income...............     (1,836,501)          --
Retained earnings...........................................      8,985,184        17,192,810
                                                                -----------       -----------
       TOTAL STOCKHOLDERS' EQUITY...........................     10,337,531        20,381,658
                                                                -----------       -----------
                                                                $49,758,486       $52,017,075
                                                                ===========       ===========

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
CONSOLIDATED STATEMENTS
OF CHANGES IN STOCKHOLDERS' EQUITY

                                          Common      Additional
                                         Capital       Paid-in       Retained       Accumulated Other      Comprehensive
                                          Stock        Capital       Earnings      Comprehensive (Loss)    Income (Loss)
                                        ----------    ----------    -----------    --------------------    -------------
Balance at January 1, 1999..........    $3,166,828     $22,020      $14,836,398          --

Net Loss............................        --           --          (1,132,919)                           $ (1,132,919)
                                        ----------     -------      -----------        -----------         ============
Balance at December 31, 1999........     3,166,828      22,020       13,703,479          --

Net Income..........................        --           --           3,489,331                            $  3,489,331
                                        ----------     -------      -----------        -----------         ============
Balance at December 31, 2000........     3,166,828      22,020       17,192,810          --

Net Loss............................                                 (8,207,626)                             (8,207,626)
Other Comprehensive (Loss) Income:
  Minimum Pension Liability, net of
     tax............................                                                    (1,836,501)          (1,836,501)
                                                                                                           ------------
Comprehensive Loss..................                                                                       $(10,044,127)
                                        ----------     -------      -----------        -----------         ============
Balance at December 31, 2001........    $3,166,828     $22,020      $ 8,985,184        $(1,836,501)
                                        ==========     =======      ===========        ===========

See Notes to Consolidated Financial Statements.
 4

DETREX CORPORATION
CONSOLIDATED STATEMENTS
OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

                                                                 2001              2000              1999
                                                              -----------       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net (loss) income.......................................  $(8,207,626)      $ 3,489,331       $(1,132,919)
                                                              -----------       -----------       -----------
    Adjustments to reconcile net (loss) income to net cash
       provided by operating activities:
         Loss (income) from discontinued operations.........    7,317,199        (1,594,418)          675,205
         Depreciation and amortization......................    3,070,408         3,061,278         2,979,704
         Loss/(gain) on disposal of assets..................        2,868           106,837          (285,039)
         Deferred income taxes..............................   (1,241,314)          748,440            87,330
         Minority interest..................................      120,846           347,256            92,879
         Changes to operating assets and liabilities that
             provided (used) cash:
           Accounts receivable..............................    1,850,370        (1,233,205)          522,156
           Inventories......................................      178,218           (85,079)       (1,149,995)
           Prepaid expenses and other.......................      495,063          (544,511)         (291,839)
           Other assets.....................................     (205,390)          612,564           (71,861)
           Accounts payable.................................      751,070        (1,906,031)           91,661
           Environmental reserve............................     (286,880)       (2,297,452)         (704,262)
           Accrued compensation.............................     (363,741)          452,137           (50,900)
           Accrued postretirement benefits..................     (167,008)         (620,608)           31,447
           Other accruals...................................    2,785,379          (974,795)          159,812
                                                              -----------       -----------       -----------
             TOTAL ADJUSTMENTS..............................   14,307,088        (3,927,587)        2,086,298
                                                              -----------       -----------       -----------
             NET CASH PROVIDED BY (USED IN) CONTINUING
                  OPERATING ACTIVITIES......................    6,099,462          (438,256)          953,379
             NET CASH (USED IN) PROVIDED BY DISCONTINUED
                  OPERATING ACTIVITIES(1)...................   (4,326,877)        5,432,708          (692,675)
                                                              -----------       -----------       -----------
             NET CASH PROVIDED BY OPERATING ACTIVITIES......    1,772,585         4,994,452           260,704
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures....................................   (2,207,218)       (2,362,516)       (4,770,333)
    Sale/disposal of fixed assets...........................       69,750            84,626           504,414
    Used (unused) proceeds from bond issue-restricted for
       capital expenditures.................................      --                --              1,247,902
                                                              -----------       -----------       -----------
             NET CASH USED IN CONTINUING INVESTING
                  ACTIVITIES................................   (2,137,468)       (2,277,890)       (3,018,017)
    Net cash (used in) provided by discontinued investing
       activities(1)........................................     (656,925)        1,158,635          (511,354)
                                                              -----------       -----------       -----------
    Net cash (used in) provided by investing activities.....   (2,794,393)       (1,119,255)       (3,529,371)
CASH FLOWS FROM FINANCING ACTIVITIES:
    Long term debt..........................................     (600,000)       (2,168,775)        1,668,775
    Net borrowings (repayments) under revolving credit
       facility.............................................    1,536,457        (1,483,414)        2,023,975
    Principal payments under capital lease obligations......     (166,559)         (240,448)         (235,503)
                                                              -----------       -----------       -----------
             NET CASH PROVIDED BY (USED IN) FINANCING
                  ACTIVITIES................................      769,898        (3,892,637)        3,457,247
                                                              -----------       -----------       -----------
Net (decrease) increase in cash and cash equivalents........     (251,910)          (17,440)          188,580
Cash and cash equivalents at beginning of year..............      363,829           381,269           192,689
                                                              -----------       -----------       -----------
Cash and cash equivalents at end of year....................  $   111,919       $   363,829       $   381,269
                                                              ===========       ===========       ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
         Interest...........................................  $   843,324       $ 1,335,438       $ 1,073,896
         Income taxes.......................................  $   195,885       $    47,418       $   208,283
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
    Capital lease obligations incurred in connection with
     the acquisition of equipment...........................  $     4,275       $   107,767       $   --
    Capital lease terminations..............................  $    15,841           --            $    33,472

(1) Includes discontinuance of PCT in 2001, and sale of assets of Seibert-Oxidermo in 2000 for all periods presented.

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND CUSTOMER CONCENTRATION

     Detrex Corporation and its subsidiaries (the Company) operate predominantly in chemicals and allied products, services, and processes for use by manufacturing and service industries. The principal products and services include lubricant additives and hydrochloric acid manufactured by The Elco Corporation ("Elco"), and PVC and CPVC plastic pipe, produced by Harvel Plastics, Inc. ("Harvel").

     Both of the Company's business units operate in highly competitive markets which are mainly national in scope, although approximately 12% of the Company's business in 2001 and 17% in 2000 was done outside the United States, with international sales historically split fairly evenly between Elco and Harvel. Generally, for all products there are numerous competitors with no one company or a small number of companies being dominant. The Company operates in niche markets and its principal methods of competition in various markets include service, price and quality. No material part of the business is dependent upon a single customer or a few customers and therefore vulnerability from this aspect is not a factor. However, Elco sells primarily to petro-chemical companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

     The consolidated financial statements comprise those of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated. Due to the sale of substantially all of the assets, other than real estate, of Seibert-Oxidermo, Inc., in 2000 (see Note 8), and the decision as of December 31, 2001, to exit the Parts Cleaning Technologies ("PCT") segment (see Note 9), the results of operations and cash flows of these segments have been segregated and reported as discontinued operations for all periods presented. Certain other amounts for 1999 and 2000 have been reclassified to conform with 2001 classifications.

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

     Revenue from the Company's equipment contracts, included in discontinued operations, is recognized using the percentage of completion method, except when use of the completed contract method does not have a material impact on the results of operations. For sales reported under the percentage of completion method, the percent of revenues is recognized based on the ratio of costs incurred to date to total costs expected for each project. Revenue recognized for jobs in process at December 31, 2001 totals $1.5 million, and costs incurred on these jobs amounts to $1.0 million. Included in accounts receivable at December 31, 2001 is approximately $.2 million which has not yet been billed due to contractual agreements.

Land, Buildings and Equipment

     Land, buildings and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Leased equipment is amortized over the lease term or estimated useful life of the asset.

     Annual depreciation rates are as follows:

Buildings and building improvements......    2.5-20%
Leasehold improvements...................    2.5-20%
Yard facilities..........................    5-6 2/3%
Machinery and equipment..................    6 2/3-33 1/3%
Office furniture and fixtures............     10-25%

Research and Development

     Research and development costs are charged to operations as incurred. Research and development costs for 2001, 2000 and 1999 were approximately $248,000, $343,000, and $383,000, respectively.

(Loss) Earnings Per Common Share

     Basic (loss) earnings per common share is based upon the average number of common shares outstanding during the year. Shares subject to in-the-money stock options are the only items impacting diluted earnings per share.

Other Comprehensive (Loss) Income

     Comprehensive (loss) income is the change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company did not have other comprehensive (loss) income in 2000 and 1999.

     An after-tax adjustment of $1,836,501 for minimum pension liability is accumulated in the Consolidated Statements of Changes in Stockholders' Equity, under the caption

Accumulated Other Comprehensive (Loss)/Income (See Note 10).

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

New Accounting Standards

     The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) Number 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which the Company adopted effective January 1, 2001. The adoption of SFAS 133 has not had a significant impact on the consolidated financial statements of the Company.

     In June 2001 the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 primarily addresses the accounting for acquired goodwill and intangible assets. The adoption of these statements will have no impact on the consolidated financial statements.

     The FASB also issued in June 2001 SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred. This statement is effective for financial statements with fiscal years beginning after June 15, 2002. The Company does not believe that the adoption of this statement will have a significant impact on the consolidated financial statements.
     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement establishes a single accounting model for long-lived assets to be disposed of by sale. This statement is effective for financial statements with fiscal years beginning after December 15, 2001. The Company does not expect the adoption of this statement on January 1, 2002 to have a significant impact on the consolidated financial statements.

3. INVENTORIES

     Inventories at December 31 consist of the following:

                                      2001          2000
                                   ----------    -----------
Raw materials..................    $2,709,609    $ 3,185,785
Work in progress...............       114,408        398,430
Finished goods.................     6,392,197      6,920,821
Less: Progress billings on work
  in progress..................       (58,305)      (120,640)
                                   ----------    -----------
                                   $9,157,909    $10,384,396
                                   ==========    ===========

     The excess of current cost over the stated last-in, first-out value is approximately $598,000 and $714,000 at December 31, 2001 and 2000.

4. CAPITAL AND OPERATING LEASES

     Capitalized lease assets included in machinery and equipment at December 31 are as follows:

                                         2001        2000
                                       --------    --------
Machinery and equipment............    $548,833    $948,700
Accumulated amortization...........     387,620     627,536
                                       --------    --------
Leased assets -- net...............    $161,213    $321,164
                                       ========    ========

     Rent expense applicable to operating leases for 2001, 2000 and 1999 was $997,000, $826,000 and $975,000, respectively.

     Minimum annual lease payments for leases in effect at December 31, 2001 are as follows:

Minimum Lease Payments:            Capital     Operating
                                  --------   -----------
    2002........................   124,748       929,602
    2003........................    46,000       804,466
    2004........................    20,501       660,651
    2005........................    14,052       659,161
    2006........................        --       650,616
    2007 and thereafter.........        --     7,677,300
                                  --------   -----------
Total minimum lease payments....   205,301    11,381,796
                                             ===========
Less amount representing
  interest......................    20,594
                                  --------
Present value of net minimum
  lease payments................   184,707
Less current portion............   111,553
                                  --------
Non-current portion.............    73,154
                                  ========

5. REVOLVING CREDIT AGREEMENT AND TERM LOAN

     The Company entered into a new Credit Agreement (the Agreement) with Comerica Bank (Comerica) on April 25, 2001. The Agreement, which had an expiration date of May 1, 2003, provided for a credit facility of up to $13 million, collateralized by the Company's inventory, accounts receivable, certain fixed assets, and stock of subsidiaries. The Agreement also provided up to $5 million in Term Loan facilities to finance capital expenditures. The Agreement contained, among other provisions, requirements for maintaining defined levels of tangible net worth and various financial statement ratios. The Company was not in compliance with the financial covenants contained in the Agreement at June 30, 2001 and at September 30, 2001; however, Comerica granted waivers of default effective as of those dates. The Company and Comerica negotiated an amendment to the Agreement, dated as of November 2, 2001, with revised terms and covenants. In this amended agreement, which has an expiration date of May 1, 2003, the $13 million credit facility remained in effect, with a more favorable borrowing base formula; however, the $5 million of term loan availability was terminated. The interest rate for the revolving credit facility in the amended agreement was increased to prime plus 3/4%. At December 31, 2001, as a result of the charges relating to the decision to exit the PCT segment (see Note 9), the Company was in default of its net worth covenant; Comerica granted a waiver of the default as of that date. An amendment to the Agreement was executed on February 28, 2002, with revised net worth covenants. The Company expects to be in compliance with the revised covenants throughout 2002.

     The weighted average interest rate for short term borrowings under the Agreement for the year ended December 31, 2001 was 6.9%, compared to 9.9% for the year ended December 31, 2000 and 8.35% for the year ended December 31, 1999.

6. INDUSTRIAL DEVELOPMENT BONDS
     In connection with the expansion of Harvel Plastics, Inc.'s manufacturing capacity, $4.0 million of industrial development bonds were issued by the California Economic Development Financial Authority on March 24, 1998. Interest rates for these bonds are established weekly based on tax-exempt bond interest rates. The rate at December 31, 2001 was 5%. The obligation is backed by a Letter of Credit issued by Comerica Bank for the total amount of the bonds. The Letter of Credit is in effect until January 2006 and affords protection against failed remarketing efforts if any were to occur. The amount and timing of redemption of the bonds is as follows:

         December 31               Amount
------------------------------    --------
2001..........................     500,000
2002..........................     600,000
2003..........................     500,000
2004..........................     600,000
2005..........................     700,000

     Due to December 31 being a holiday, the actual redemption will take place on the first business day of the following year.

7. INCOME TAXES

     Income taxes from continuing operations include the following components:

                                    2001         2000         1999
                                  ---------    ---------    ---------
Current for tax purposes:
  Federal.......................     --               --           --
  State and local...............    116,516      229,635       70,805
                                  ---------    ---------    ---------
    Total current...............    116,516      229,635       70,805
                                  ---------    ---------    ---------
Deferred income taxes:
  Federal.......................   (301,170)     901,665     (528,904)
  State and local...............     (2,899)    (161,927)          --
                                  ---------    ---------    ---------
    Total deferred..............   (304,069)     739,738     (528,904)
                                  ---------    ---------    ---------
Provision (credit) for income
  taxes.........................  $(187,553)   $ 969,373    $(458,099)
                                  =========    =========    =========

     Deferred tax assets (liabilities) at December 31, 2001 and 2000 relate to the following temporary differences and carryforwards:

                                             2001           2000
                                          -----------    -----------
Net operating loss carryforward.........  $ 2,994,329    $   454,080
Alternative minimum tax credit
  carryforward..........................      512,860        432,027
Accruals for:
  Postretirement benefits...............    1,442,213      1,426,429
  Environmental.........................    3,440,565      1,928,707
  Self insurance reserve................      156,656        128,272
Inventory related.......................      590,687        586,081
Minimum pension liability...............      946,067        --
Other...................................    1,092,368        671,424
                                          -----------    -----------
    Gross deferred tax assets...........   11,175,745      5,627,020
                                          -----------    -----------
Depreciation............................   (2,533,692)    (2,393,251)
Undistributed earnings of the Company's
  DISC..................................     (948,067)    (1,031,313)
Other...................................     (848,434)      (898,230)
                                          -----------    -----------
    Gross deferred tax liabilities......   (4,330,193)    (4,322,794)
                                          -----------    -----------
    Net deferred tax assets.............  $ 6,845,552    $ 1,304,226
                                          ===========    ===========

     The Company has net operating loss carryforwards of approximately $8.8 million that expire in 2019 and 2021.

     The reasons for the difference between the income tax provision and income taxes computed at the statutory rate of 34% for 2001, 2000 and 1999 are summarized below:

                                       2001        2000       1999
                                     ---------   --------   ---------
Computed "expected" tax
  provision........................  $(252,897)  $973,857   $(311,377)
State and local income taxes, net
  of federal tax benefit...........    (39,615)    44,688      46,731
Nondeductible meal and
  entertainment expense............     15,462     44,478      65,005
Reserve adjustment.................     --          --       (169,739)
Other -- net.......................     89,497    (93,650)    (88,719)
                                     ---------   --------   ---------
                                     $(187,553)  $969,373   $(458,099)
                                     =========   ========   =========

8. SALE OF SEIBERT-OXIDERMO, INC. ASSETS

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

     In addition, Seibert and Red Spot entered into an agreement whereby Seibert manufactured for Red Spot for a period of four months commencing October 1, 2000 and ending January 31, 2001. The real property related to this discontinued segment is currently held for sale.

     Following is summary financial information for this discontinued segment:

                                                    2000      1999
(in Thousands)                                     -------   -------
Net Sales........................................  $10,983   $13,519
Income (Loss) from discontinued operations:
  Before income taxes............................      304       (27)
  Income tax provision (benefit).................      103        (9)
                                                   -------   -------
    Net income (loss)............................      201       (18)
Gain on sale:
  Before income taxes............................    4,012     --
  Income tax provision...........................    1,364     --
                                                   -------   -------
    Net gain on sale.............................  $ 2,648   $ --
                                                   =======   =======

     Under the terms of a Royalty Agreement between Detrex and Red Spot, Red Spot paid Detrex royalties of approximately $459,000 on February 15, 2002, relating to incremental sales of certain products in 2001. The Royalty Agreement expires at the end of 2002.

9. PARTS CLEANING TECHNOLOGIES EXIT

     During 2001, the Company announced that it was studying how to exit its Parts Cleaning Technologies segment, including the transfer or elimination of related environmental liabilities. The Company finalized an exit strategy, and began to implement the plan. In accordance with APB 30, this segment is treated as a discontinued operation in 2001. The Company recorded a pre-tax charge to income of $6.7 million to account for the exit in the 4th quarter. This charge included an addition of $3.7 million to the environmental reserves to remediate owned and leased properties, $2.0 million to write down certain assets to their estimated net realizable value, and $1.0 million in estimated future operating losses and exit costs. While the exit cost and environmental estimates are based on the best available information at December 31, 2001, substantial uncertainties remain as the properties relating to this discontinued segment are remediated and disposed of. The estimate may be significantly impacted by the salability of real estate and several operations, and other factors. The loss from operations in 2001 of $4.9 million before taxes was recorded as a component of the overall loss from discontinued operations.

     Actions have been taken to minimize the cash impact of this discontinued segment on the Company as the exit plan is executed; these actions in 2001 included the downsizing of operations and the closing of certain locations. In 2002, the businesses in the remaining locations will be sold or exited. The Company is in preliminary discussions regarding the possible sale of certain assets of the solvent distribution and waste disposal business. In addition, the Company negotiated the sale of the Equipment Division (a business within this segment) for net proceeds of $1.7 million, which closed on January 17, 2002. A pre-tax loss of $340,000 on the sale was included in the exit charge recorded in the 4th quarter.

     Following is summary financial information for this discontinued segment:

                                           2001      2000      1999
(in Thousands)                            -------   -------   -------
Net Sales...............................  $13,606   $17,036   $19,835
Loss from discontinued operations:
  Before income taxes...................   (4,927)   (1,900)     (995)
  Income tax benefit....................   (1,675)     (646)     (338)
                                          -------   -------   -------
    Net loss from discontinued
      operations........................  $(3,252)  $(1,254)  $  (657)
                                          =======   =======   =======
Estimated loss on exit:
  Before income taxes...................   (6,691)    --        --
  Income tax benefit....................   (2,625)    --        --
                                          -------   -------   -------
    Net loss on exit....................  $(4,066)  $ --      $ --
                                          =======   =======   =======

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

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 7.25% and 4.0%, at December 31, 2001, and 7.75% and 4.0% at December 31, 2000 and December 31, 1999. The expected long-term rate of return on assets was 9.25% in 1999, and 8.5% in 2000 and 2001. The following tables set forth the information required under Statement of Financial Accounting Standards No. 132:

                                             2001           2000
                                          -----------    -----------
A. CHANGE IN PROJECTED BENEFIT OBLIGATION
  Benefit obligation at January 1.......  $28,891,966    $28,653,015
  Service cost..........................      539,827      1,033,699
  Interest cost.........................    2,175,723      2,083,874
  Amendments............................      --             187,030
  Curtailment...........................     (601,259)       --
  Actuarial loss (gain).................    1,817,690       (966,280)
  Benefits paid in measurement year.....   (2,180,562)    (2,099,372)
                                          -----------    -----------
  Benefit obligation at December 31.....  $30,643,385    $28,891,966
                                          ===========    ===========
B. CHANGE IN PLAN ASSETS
  Market value of assets at January 1...  $32,869,622    $34,807,278
  Actual return on assets...............   (2,008,359)       161,716
  Benefits paid in measurement Year.....   (2,180,562)    (2,099,372)
                                          -----------    -----------
  Market value of assets at December
    31..................................  $28,680,701    $32,869,622
                                          ===========    ===========
C. RECONCILIATION OF FUNDED STATUS
  Funded status as of December 31.......  $(1,962,684)   $ 3,977,656
  Unrecognized transition asset.........      (17,387)      (169,509)
  Unrecognized prior service cost.......      194,335        511,946
  Unrecognized net loss/(gain)..........    3,343,312     (2,617,344)
                                          -----------    -----------
  Net pension asset.....................  $ 1,557,576    $ 1,702,749
                                          ===========    ===========

                                   2001          2000          1999
                                -----------   -----------   -----------
D. NET PERIODIC PENSION CREDIT
  Service cost................  $   539,827   $ 1,033,699   $   740,960
  Interest cost...............    2,175,723     2,083,874     2,050,569
  Expected return on assets...   (2,704,326)   (2,853,074)   (3,028,580)
  Net amortization............     (120,253)     (305,699)     (158,659)
                                -----------   -----------   -----------
  Net periodic pension
    credit....................  $  (109,029)  $   (41,200)  $  (395,710)
                                ===========   ===========   ===========

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $25.7 million, $25.0 million, and $22.1 million, respectively, as of December 31, 2001.

     The combination of a negative market return on assets in 2001 and the 50 basis point decrease in the discount rate, caused the consolidated pension plans of the Company to become unfunded by approximately $2.0 million at December 31, 2001, and resulted in the recording of an additional minimum pension liability of $2.8 million, or $1.8 million after tax charge to accumulated other comprehensive income (See the Consolidated Statement of Changes in Stockholders' Equity).

     The decision to exit the PCT segment (See Note 9) accelerated the recognition of prior service cost as it related to employees associated with the segment, and caused a curtailment loss of $250,000, which was recorded as part of the exit costs for discontinued operations in 2001.

     The Company has a 401(k) plan covering its salaried employees. Employees can contribute up to 15% of their salaries. The Company makes no contribution to this plan.

     Certain divisions and subsidiaries of the Company provide contributory defined benefit health care programs for certain retirees, subject to various conditions and limitations. These programs were amended in 2000 to provide benefits only to those eligible individuals who retire on or before December 31, 2005. The effect of changes to the programs contributed $771,915 to pre-tax income from continuing operations in 2000. In addition, $200,000 ($132,000 after-tax) of income was reflected in discontinued operations in 2000.

     Net periodic postretirement benefit costs included the following components:

                                        2001        2000       1999
                                      ---------   --------   --------
Service cost attributed to service
  during the period.................  $  23,841   $116,856   $149,240
Interest cost on accumulated
  postretirement benefit
  obligation........................    239,730    291,846    294,711
Net amortization....................   (113,404)   (40,495)   (13,058)
                                      ---------   --------   --------
Net periodic postretirement benefit
  cost..............................  $ 150,167   $368,207   $430,893
                                      =========   ========   ========

     The Company's postretirement benefit plans are not funded. The status of the plans at December 31, 2001 and 2000 follows:

                                                 2001         2000
                                              ----------   ----------
Accumulated postretirement benefit
  obligation:
  Retirees..................................  $3,008,665   $2,572,036
  Fully eligible active plan participants...     190,108      247,508
  Other active plan participants............     518,503      376,891
                                              ----------   ----------
    Subtotal................................   3,717,276    3,196,435
Unrecognized net (loss)/gain and prior
  service cost..............................    (156,257)     531,592
                                              ----------   ----------
    Total accrued postretirement benefits...  $3,561,019   $3,728,027
                                              ==========   ==========

     The change in accumulated benefit obligation is as follows:

                                                2001         2000
                                             ----------   -----------
Accumulated postretirement benefit
  obligation - January 1...................  $3,196,435   $ 4,014,693
Service cost...............................      23,841       116,856
Interest cost..............................     239,730       291,846
Amendment..................................      --        (1,278,024)
Actuarial loss.............................     574,445       422,151
Benefits paid in measurement year..........    (317,175)     (371,087)
                                             ----------   -----------
Accumulated postretirement benefit
  obligation - December 31.................  $3,717,276   $ 3,196,435
                                             ==========   ===========

     For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits (other than prescription drugs where the rate was 6.26%) was assumed for 2001. The rates for both covered health care benefits and prescription drugs are assumed to increase in 2002 to 8% and then gradually decrease over the next 6 years to 6% in 2008 and thereafter. The assumption for the health care cost trend rate has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 2001 by approximately 12% and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately 13%.

     The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 2001, and 7.75% at December 31, 2000 and 1999.

11. CONTINGENCIES

     The Company and at least seventeen other companies are potentially responsible for sharing the costs in a proceeding to clean up contaminated sediments in the Fields Brook watershed in Ashtabula, Ohio. The Environmental Protection Agency ("EPA") issued a Record of Decision in 1986 concerning the methods it recommended using to accomplish this task. The Company and the other potentially responsible parties negotiated with the EPA as to how best to effect the clean up operation. After negotiation, an agreement was reached with the EPA on clean-up methodology. The clean-up is currently in progress and is expected to be completed by the 4th quarter of 2002.

     The Company maintains a reserve for anticipated expenditures over the next several years in connection with remedial investigations, feasibility studies, remedial design, and remediation relating to the clean up of environmental contamination at several sites, including properties owned by the Company. Some of these studies have been completed; others are ongoing. In some cases, the methods of remediation remain to be agreed upon. The Company performs regular reviews of its reserves for environmental matters. The amounts of the reserve at December 31, 2001 and 2000 were $8.5 million and $5.0 million respectively. The Company had environmental expenditures of approximately $2.3 million in 2001. The Company determined that it was necessary to increase the reserve by approximately $5.7 million at year end 2001. This action was taken to provide for the $3.7 million in estimated costs associated with the eventual closure of the sites operated by the PCT segment, including, site investigation, engineering studies, remediation, and, in general, compliance with regulatory closure requirements and $2.0 million in costs relating to continuing operations, primarily for the Fields Brook superfund project and associated sites, including the Company's own property in Ashtabula, Ohio. A portion of the increase to the reserve is anticipated to cover the completion of remediation and a risk transfer to third parties of ongoing liabilities associated with Fields Brook, allowing the Company to exit from the site. The reserve also includes provisions for costs that are expected to be incurred in connection with remediation of sites other than the Fields Brook watershed.

     The Company expects to continue to incur professional fees, expenses and capital expenditures in connection with its environmental compliance efforts. In addition to the above, there are several other claims and lawsuits pending against the Company and its subsidiaries. One of those lawsuits involves the division of costs between several potentially responsible companies for reimbursement to the EPA for costs it incurred to conduct environmental remediation at a drum and barrel recycler, which the Company had utilized in the late 1980's. The potentially responsible companies entered into an Agreement to, among other things, jointly defend the cost claims of the EPA. A dispute arose amongst the potentially responsible companies over the Agreement which resulted in the filing of a lawsuit. The matter went to trial before a jury in June of 1999 and a judgment was entered against the Company in the amount of approximately $750,000, plus interest and attorney fees. The Company took an appeal to the Michigan Court of Appeals which affirmed the decision of the lower court. The Company is currently negotiating a resolution of its obligations with the opposing parties.

     The amount of liability to the Company with respect to costs of remediation of contamination of the Fields Brook watershed and of other sites, and the amount of liability with respect to several other claims and lawsuits against the Company, was based on available data. The Company has established its reserves in accordance with its interpretation of the principles outlined in Statement of Financial Accounting Standards No. 5 and Securities and Exchange Commission Staff Accounting Bulletin No. 92. In the event that any additional accruals should be required in the future with respect to such matters, the amounts of such additional accruals could have a material impact on the results of operations to be reported for a specific accounting period and could have a material impact on the Company's consolidated financial position.

12. PREFERRED STOCK

     The Company has authorized 1,000,000 shares of $2 par value preferred stock, issuable in series. No shares were issued or outstanding as of December 31, 2001, 2000 and 1999.

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

14. STOCK OPTIONS
     On April 22, 1993, the shareholders of the Company approved the Corporation's 1993 Stock Option Plan (the Management Plan) and the Corporation's 1993 Stock Option Plan for Outside Directors (the Directors Plan). A summary of the fixed stock option grants under Detrex's Management Plan and Directors Plan as of December 31, 2001, 2000 and 1999, and changes during the years is presented below.

     The total number of shares reserved for issuance upon exercise of options under the Management Plan is 150,000 shares and under the Directors Plan is 50,000 shares. Of the 200,000 options reserved, 16,000 remain available for future grants under the Management Plan; the time for granting options under the Directors Plan has expired.

                                 Management Plan            Directors Plan
                             ------------------------   -----------------------
                             Shares                     Shares
                              Under    Weighted Ave.    Under    Weighted Ave.
                             Option    Exercise Price   Option   Exercise Price
                             ------    --------------   ------   --------------
1999
  Outstanding at beginning
    of year................  143,000        7.74        42,000        9.27
  Granted..................    3,000        9.00          --            --
  Forfeited................    2,000       11.19
  Outstanding at end of
    year...................  144,000        7.72        42,000        9.27
2000
  Granted..................    --             --          --            --
  Outstanding at end of
    year...................  144,000        7.72        42,000        9.27
2001
  Granted..................    --             --          --            --
  Forfeited................   10,000       10.75          --            --
  Outstanding at end of
    year...................  134,000        7.49        42,000        9.27

     Of the 176,000 options outstanding at December 31, 2001, the weighted average remaining life is 3.32 years; 175,000 of the options are exercisable at December 31, 2001. None of the options are in-the-money. The range of exercise prices is from $5.00 to $13.38. The following table summarizes information about stock options outstanding at December 31, 2001:

                      Options Outstanding         Options Exercisable
                 ------------------------------   --------------------
                           Weighted    Weighted              Weighted
    Range of     Shares     Average    Average     Shares     Average
    Exercise      Under    Remaining   Exercise    Under     Exercise
      Price      Option      Life       Price      Option      Price
    --------     -------   ---------   --------   --------   ---------
  $ 5.00- 8.00    92,000     4.09       $ 5.86     92,000     $ 5.86
  $ 8.01-11.00    58,000     2.66         8.96     57,000       8.96
  $11.01-13.38    26,000     2.07        12.87     26,000      12.87
  -------------  -------     ----       ------    -------     ------
  $ 5.00-13.38   176,000     3.32       $ 7.92    175,000     $ 7.91

     In accordance with the Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to report compensation by applying the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and therefore has recorded no charge to income for stock options. There were no stock options granted in 2001 or 2000. The pro-forma effect in 1999 of applying the Black-Scholes option valuation model as well as the underlying weighted average Black-Scholes assumptions are as follows:

                                                     1999
                                                    -------
Net (loss) as reported (in thousands).............  $(1,133)
Pro-forma net (loss) (in thousands)...............   (1,227)
(Loss) per share as reported -- basic.............    (0.72)
Pro-forma (loss) per share........................    (0.78)
Expected Volatility...............................     0.57
Risk-Free Rate of Return..........................     5.23
Expected Life.....................................  5 Years

     Using the assumptions underlying the Black-Scholes model, the per share weighted average fair value of options granted in 1999 is $5.31.
15. SEGMENT REPORTING

     As of December 31, 2001, the Company has two operating segments that meet the quantitative thresholds of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

     See Note 9 regarding the Parts Cleaning Technologies exit.
     - Harvel Plastics -- manufactures PVC and CPVC pipe and custom extrusions

     - Elco Corporation -- produces lubricant additives, hydrochloric acid and fine chemicals
     The "other" category includes property transactions, consulting fees, businesses sold in 1999, minority interest and certain employee benefit items. Data (in thousands) for 2001, 2000 and 1999 is as follows:

                                         2001       2000       1999
                                        -------    -------    -------
Net sales:
  Harvel Plastics.....................  $40,252    $47,506    $35,710
  Elco Corporation....................   18,832     20,807     19,910
  Other...............................     (165)       321      1,441
                                        -------    -------    -------
    Total.............................  $58,919    $68,634    $57,061
                                        =======    =======    =======

                                         2001       2000       1999
                                        -------    -------    -------
Earnings (loss) from continuing
  operations and before income taxes:
  Harvel Plastics.....................  $ 2,449    $ 4,839    $ 2,106
  Elco Corporation(1).................    1,701      1,823        814
                                        -------    -------    -------
    Sub-total.........................  $ 4,150    $ 6,662    $ 2,920
  Corporate administrative expense....   (2,942)    (3,334)    (3,747)
  Corporate interest expense(2).......     (520)      (615)      (453)
  Other(3)............................   (1,766)       151        364
                                        -------    -------    -------
    Total.............................  $(1,078)   $ 2,864    $  (916)
                                        =======    =======    =======
Depreciation and amortization:
  Harvel Plastics.....................  $ 1,701    $ 1,639    $ 1,506
  Elco Corporation....................    1,073      1,057      1,022
  Other...............................      296        365        452
                                        -------    -------    -------
    Total.............................  $ 3,070    $ 3,061    $ 2,980
                                        =======    =======    =======
Total assets:
  Harvel Plastics.....................  $23,107    $23,807    $21,983
  Elco Corporation....................   19,629     20,789     19,143
  Other(4)............................    7,022      7,421     18,492
                                        -------    -------    -------
    Total.............................  $49,758    $52,017    $59,618
                                        =======    =======    =======
Sales by customer location:
  United States.......................  $51,574    $56,833    $46,880
  Outside United States...............    7,345     11,801     10,181
                                        -------    -------    -------
    Total.............................  $58,919    $68,634    $57,061
                                        =======    =======    =======

(1) 1999 includes the effect of a one-time charge of $637,000.

(2) A portion of interest expense has been allocated to discontinued operations.

(3) 2001 includes $2.0 million environmental charge.

(4) Includes intercompany eliminations and discontinued operations.

--------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company adopted a plan to exit the PCT segment as of December 31, 2001. While the plan is expected to have a positive impact on the future operating performance of the Company, it had a negative effect on the financial statements for 2001. The plan includes the sale or liquidation of all assets and business operations of PCT; therefore this segment is treated as "discontinued operations" for financial reporting purposes. When this action is completed, Detrex operations will consist of Harvel and Elco, subsidiaries that have been consistently profitable over recent years.

     An after tax loss of $7.3 million was recorded in discontinued operations for 2001. This charge includes operating losses from the discontinued operations of $3.2 million for 2001 and anticipated exit costs of $4.1 million. The Company's net loss for 2001 was $8.2 million, or $5.18 per share, including the net loss from continuing operations discussed below.

     Detrex's continuing operations generated sales of $58.9 million for 2001 compared to $68.6 million in the prior year. This 14.2% decline was primarily the result of poor conditions in the manufacturing sector due to the economic recession and weak export sales due to the strength of the U.S. dollar.

     The net loss from continuing operations for 2001 was $890,427 compared to income of $1,894,913 in the prior year. The 2001 loss from continuing operations included a $2.0 million pre-tax charge to increase the Company's environmental reserve to provide for developments that occurred during the year. Absent this charge, the continuing operations, including corporate expenses, would have been profitable in 2001, however, at a substantially lower level than in 2000 due to volume related margin reduction, principally at Harvel.

     Harvel sales began to decline with the onset of the recession late in the first quarter of 2001. Sales continued to fall through the year and took a further downward turn in the fourth quarter, decreasing 21% from the same period in the prior year. For the full year, sales declined 15%, or $7.3 million, when compared to 2000. Gross margins declined in absolute terms by $2.6 million compared to the record levels in 2000 due to this volume decline. For the full year, gross margins, expressed as a percentage of sales, declined by 2.5 percentage points compared to 2000 as adverse effects from the lower volumes and pricing pressures caused by weak market demand more than offset positive impacts of lower raw material costs. Reductions were made in SG&A spending, however these were offset by increases in health care and pension costs. Overall, the 15% decrease in volume caused operating earnings to decline from $4.8 million in 2000 to $2.4 million in 2001.

     Elco sales declined $2.0 million or 9.5%, for the year, primarily due to weak export sales of lubricant additives. The continued strength of the dollar has had a negative influence on the competitiveness of Elco's products in its export markets, however approximately 30% of the decline was offset by inroads made in the domestic market. Similarly, Elco was able to offset a 12% decline in semi-conductor grade hydrochloric acid with new customers in pharmaceuticals and other segments. In spite of the decline in sales volume, gross margin held steady at approximately $6.1 million and increased, when expressed as a percent of sales, by 2.9 percentage points. This margin performance was the result of raw material cost improvements in combination with pricing actions taken earlier in the year. Elco's operating earnings only declined 6.7%, to $1.7 million, despite the reduced sales volume as a result of the gross margin improvements.

COMPARATIVE OPERATING DATA (IN THOUSANDS)

     Comparative data includes continuing operations only.

                                                                     2001               2000               1999
                                                                ---------------    ---------------    ---------------
                                                                  $         %        $         %        $         %
                                                                ------    -----    ------    -----    ------    -----
Net sales...................................................    58,919    100.0    68,634    100.0    57,061    100.0
Gross margin................................................    14,326     24.3    17,522     25.5    12,642     22.2
Selling, general and administrative expenses................     9,855     16.7    10,099     14.7     9,978     17.5
Depreciation and amortization...............................     3,070      5.2     3,061      4.5     2,980      5.2
Net (loss) income from continuing operations................      (890)    (1.5)    1,895      2.8      (458)    (0.8)

     2001 Compared to 2000 -- Net sales from continuing operations decreased by $9.7 million compared to the prior year. Weak demand in the commercial and industrial segments of our markets drove this 14.2% decrease, with the largest decline at Harvel, where sales declined $7.3 million. Production at Harvel's East coast and West coast plants declined by a proportional amount as

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

demand levels across the country appear to have fallen. Revenues at Elco declined by approximately $2 million, or 9.5%, primarily due to a reduction in exports as the result of the strong U.S. dollar. In spite of the weak U.S. economy, domestic additive sales posted improvements as inroads were made in the industrial markets.

     Gross margins declined to 24.3% for the year from 25.5% in 2000. This decline is the result of lower absorption of fixed and semi-fixed costs due to the decline in sales volume. This reduction was partially offset by improvements in raw material and other manufacturing costs. Harvel margins declined from 22.5% to 20% as the result of the volume impact. Elco's margins on the other hand, improved from 29.7% to 32.6%, primarily due to reduced raw material costs.

     Actions were taken in the second quarter of 2001 to reduce corporate administrative expense. These actions were primarily focused on staffing reductions to achieve an organization better suited to meet the needs of the operating units and the demands of regulatory agencies. Reductions of $.4 million at the corporate level reflect an annualized cost reduction of approximately $800K. Overall, selling, general and administrative expenses declined by $.2 million in 2001 compared to 2000. Operating units reduced discretionary spending; however, these declines were offset by increased health insurance expense, reduced pension credits, and increased personnel costs.

     The provision for depreciation and amortization remained approximately the same in 2001 compared to 2000.

     Interest expense decreased in 2001, as compared to 2000, primarily as the result of lower interest rates, as the weighted average rate on short-term borrowings under the revolving credit facility declined from 9.9% in 2000 to 6.9% in 2001. In addition, average borrowing levels under the credit facility decreased by approximately 4% in 2001 compared to 2000, and the Company paid a $600,000 principal installment on its Industrial Development Bonds in January, 2001.

     The income tax credit in 2001 reflects credit for federal income tax offset by state and local income tax expense while the provision for income taxes in 2000 reflects federal and state income tax expense based on the pre-tax income.

     2000 compared to 1999 -- Net sales from continuing operations increased by $11.6 million compared to the prior year. This 20.3% increase was driven by Harvel which successfully brought to market the increased capacity of its California production facility. This plant contributed revenue growth of $11.8 million over 1999. Elco overcame a very difficult export market given the relative strength of the dollar and posted a 4.5% increase in sales, primarily through increases in its domestic additives business.

     Gross margins improved to 25.5% for the year compared to 22.2% for 1999. The improvement was attributable to manufacturing efficiencies primarily at Elco, which closed a redundant production facility late in 1999, and Harvel, where manufacturing efficiencies from the volume increase drove the improvement.

     Selling, general and administrative expenses declined by 2.8 percentage points, when expressed as a percentage of sales and remained constant in absolute terms. Harvel's expenses as a percentage of sales declined to 8.2% in 2000 from 9.3% in 1999 primarily due to the increase in sales. The effect of amendments made to the Company's retiree health care programs also contributed to the reduction.

     The provision for depreciation and amortization remained approximately the same in 2000 compared to 1999.

     Interest expense increased in 2000, as borrowing levels under both the revolving credit facility and the equipment term loan were higher through the first three quarters of 2000 than in the comparable period in 1999. In addition, interest rates increased in 2000.

     The provision for income taxes in 2000 reflects federal and state income tax expense based upon the pre-tax income while the income tax credit in 1999 reflects credit for federal income tax offset by state and local income expense.

LIQUIDITY, FINANCIAL CONDITION, AND CAPITAL RESOURCES

     In 2001, the Company utilized a combination of internally generated funds and $1.5 million in increased borrowings under the revolving credit facility to finance its operations, a $600,000 principal payment on its Industrial Development Bonds, $2.2 million in capital expenditures, and $650,000 in costs to prepare excess property for sale.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

     The Company's capital expenditures for 2002 are estimated to be $2.5 million. Additionally, expenditures for environmental remediation are projected to be $2.2 million in 2002. It is anticipated that these costs will be financed primarily through a combination of internally generated funds and increased borrowings under existing financial arrangements.

     The Company entered into a new Credit Agreement (the Agreement) with Comerica Bank (Comerica) on April 25, 2001. The Agreement, which had an expiration date of May 1, 2003, provided for a credit facility of up to $13 million, collateralized by the Company's inventory, accounts receivable, certain fixed assets, and stock of subsidiaries. The Agreement also provided up to $5 million in Term Loan facilities to finance capital expenditures. The Agreement contained, among other provisions, requirements for maintaining defined levels of tangible net worth and various financial statement ratios. The Company was not in compliance with the financial covenants contained in the Agreement at June 30, 2001 and at September 30, 2001; however, Comerica granted waivers of default effective as of those dates. The Company and Comerica negotiated an amendment to the Agreement, dated as of November 2, 2001, with revised terms and covenants. In this amended agreement, which has an expiration date of May 1, 2003, the $13 million credit facility remained in effect, with a more favorable borrowing base formula; however, the $5 million of term loan availability was terminated. The interest rate for the revolving credit facility in the amended agreement was increased to prime plus 3/4%. At December 31, 2001, as a result of the charges relating to the decision to exit the PCT segment (see Note 9), the Company was in default of its net worth covenant; Comerica granted a waiver of the default as of that date. An amendment to the Agreement was executed on February 28, 2002, with revised net worth covenants. The Company expects to be in compliance with the revised covenants throughout 2002.

     Working capital at December 31, 2001 decreased to $496,000 from $6.9 million at December 31, 2000, due in large part to the continuing operating losses incurred by PCT, and reflecting the difficult economic conditions the Company operated under in 2001, which resulted in volume decreases at Harvel and Elco. The Company has paid no dividend since the second quarter of 1991 and cannot forecast when the dividend will be restored.

     The Company performs regular reviews of its reserves for environmental matters. The amounts of the reserves at December 31, 2001 and 2000 were $8.5 million, and $5.0 million, respectively. The Company incurred environmental costs of approximately $2.3 million in 2001, and determined that it was necessary to increase the reserve by approximately $5.7 million at year end 2001. This action was taken to provide for the $3.7 million in estimated costs associated with the eventual closure of the sites operated by the PCT segment, including site investigation, engineering studies, remediation and in general, compliance with regulatory closure requirements and $2.0 million in costs, relating to continuing operations, primarily for the Fields Brook superfund project and associated sites, including the Company's own property in Ashtabula, Ohio. The environmental reserve of $8.5 million is expected to be discharged during the next four years; in 2002 we expect to spend $2.2 million. The Company believes that the cash proceeds from the disposals of excess properties, in combination with cash generated by the remaining business units and increased borrowings, will be sufficient to fund the environmental requirements as well as provide for capital expenditures and other operating needs. The Company will be closely monitoring its cash situation, and will adjust its projected outlays on capital projects, and, to the extent possible, environmental issues, as the situation demands.

OUTLOOK

     The difficult economic conditions in 2001, appear to be continuing in the first months of 2002 as we experience general weakness in all markets. Harvel sales remain at the low fourth quarter levels, however we have indications that activity levels are picking up in certain market segments which we consider to be leading indicators for Harvel's markets. This leads us to believe that conditions in general will improve, and as a consequence, we are maintaining our capability for responding to resumed market demand while minimizing the financial impact of the low volume by controlling discretionary costs and production hours worked. Elco sales have been averaging $1.5 million per month since the third quarter and there are no imminent signs of stronger export or domestic order intake. Elco's Chemical sales will be up for the quarter, however, as the result of a customer building inventory in anticipation of scheduled production shut-downs in the second quarter.

     The Company's plan for 2002 was based on an assumed level of business activity equivalent to the third quarter of 2001. Notwithstanding the recent encouraging economic indicators, we believe this to be a realistic assumption based on the market weakness so far this year. We expect the continuing operations of Detrex to be profitable for the year if we achieve, on average, a level of economic activity which approximates that of the third quarter of 2001. Concerns remain however, about the potential

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

impact of rapidly rising health care and general insurance costs and the potential need to provide for pension expense versus recording pension credits in 2001. The pension expense has yet to be calculated, however it is reasonable to expect some level of expense in the coming year based on the effect on our portfolio of two years of negative returns in the equity markets and reduced discount rate assumptions.

RISKS AND UNCERTAINTIES

     The Company has utilized the best available information to estimate its liability with respect to environmental issues. Cost estimates are reviewed periodically throughout the year to assess changed conditions, and adjustments to recorded amounts are made if the changed conditions have a significant effect on cost estimates.

     The Company recorded a $5.7 million charge to its environmental reserves in 2001. Of this amount, $3.7 million was recorded as part of the PCT exit costs for estimated closure costs and remediation of certain properties, and $2.0 million related to continuing operations. These estimates were based on both internal company sources and third party reviews of estimated costs for characterization, closure, remediation and monitoring for each of the sites, and is believed to be sufficient. However, such estimates for remediation, as well as other environmental factors, could change significantly in future periods to reflect new laws, regulations or regulatory approaches, advances in remediation technologies, changes in remediation approaches, additional sites requiring remediation, or the discovery of additional contamination. It is not possible to determine whether additional loss, due to such changed circumstances, will occur or to reasonably estimate the amount or range of any potential additional loss.

CRITICAL ACCOUNTING POLICIES

     The management of the Company has evaluated the accounting policies used in the preparation of the accompanying financial statements and related notes and believes those policies to be reasonable and appropriate. We believe that the most critical accounting policies applied in the preparation of our financial statements relate to accounting for contingencies, particularly environmental contingencies, and to accounting for pensions and other postretirement benefits, because of the significant use of estimates, and the importance of management's judgments relating to these estimates.

     Contingencies require management to exercise judgment both in determining the likelihood that a liability exists, and then in estimating or quantifying the amount of the liability. The most important contingencies impacting our financial statements are the environmental remediation and outstanding litigation against the Company (see Notes 9 and 11). Management meets regularly to review such issues, and makes use of both internal and third party data to provide a basis for the estimates used to prepare the financial statements.

     Accounting for pensions and other post-retirement benefits involves estimating the cost of benefits to be provided in the future and estimating that cost over the time period each employee works. Significant estimates and assumptions are used in calculating these amounts, particularly as they relate to inflation, investment returns, salary increases, discount rate, company turnover, trends in medical costs and mortality (see Note 10). The Company relies heavily on the input from a nationally respected actuarial firm to estimate the appropriate factors in determining the proper accounting for pensions and post-retirement benefits.

     The amounts recorded in the accompanying financial statements related to environmental and litigation contingencies, and pensions and post-retirement benefits, are based on the best estimates and judgments of the Company management, although actual results could differ from these estimates.

OTHER

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) Number 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which the Company adopted effective January 1, 2001. The adoption of SFAS 133 has not had a significant impact on the Company's consolidated financial statements.

     In June 2001 the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

primarily addresses the accounting for acquired goodwill and intangible assets. The adoption of these Statements will have no impact on the consolidated financial statements.

     The FASB also issued in June 2001 SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred. This statement is effective for financial statements with fiscal years beginning after June 15, 2002. The Company does not believe that the adoption of this statement will have a significant impact on the consolidated financial statements.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement establishes a single accounting model for long-lived assets to be disposed of by sale. This statement is effective for financial statements with fiscal years beginning after December 15, 2001. The Company does not expect the adoption of this statement on January 1, 2002 to have a significant impact on the consolidated financial statements.

FORWARD LOOKING STATEMENTS

     Many of the statements included in this Annual Report, including the plan to exit PCT, that do not relate to present or historical conditions are "forward-looking statements" within the meaning of the private securities litigation reform act of 1995 (the "1995 reform act"). Additional oral or written forward-looking statements may be made by or on behalf of the company from time to time and such statements may be included in documents other than this Annual Report. Such forward-looking statements involve a number of known and unknown risks and uncertainties. While these statements represent the company's current judgment with respect to its business, such risks and uncertainties could cause actual results, performance and achievements, or industry results, to differ materially from those suggested herein. The company undertakes no obligation to release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Forward-looking statements in this Annual Report and elsewhere may include, without limitation, statements relating to the company's plans, strategies, objectives, expectations, intentions and adequacy of resources. All forward-looking statements in this Annual Report and elsewhere are intended to be made pursuant to the safe harbor provisions of the 1995 reform act. Factors that could cause results to differ materially from those projected in the forward-looking statements include: the timing and magnitude of cash flows, market conditions, salability of the businesses on favorable terms, availability of buyers, cooperation of lenders and regulatory authorities, environmental remediation costs, liquidation value of assets, costs to exit leased facilities, cost and availability of environmental liability insurance, marketability of real estate, and other factors.

SUPPLEMENTARY INFORMATION (Unaudited)
Selected Quarterly Data (Thousands of dollars except per share amounts)

                                                       2001 Quarters
                                    ----------------------------------------------------
                                      4th            3rd            2nd            1st
                                    -------        -------        -------        -------
Net sales from continuing
  operations....................    $12,892        $14,651        $15,256        $16,120
Gross margin on sales...........      2,823          3,985          3,706          3,812
Net (loss) income from
  continuing operations(1)......     (1,139)           108             58             83
Net (loss) income(2)............     (6,848)          (574)          (538)          (248)
Basic and diluted (loss)
  earnings per common share:
  From continuing operations....       (.72)           .07            .04            .05
  From discontinued
     operations.................      (3.60)          (.43)          (.38)          (.21)
  Net (loss) income per share...      (4.32)          (.36)          (.34)          (.16)
Stock price range(3)
  High..........................       8.00           9.41           7.90           6.00
  Low...........................       4.00           4.78           5.50           4.28

                                                     2000 Quarters
                                  ----------------------------------------------------
                                    4th            3rd            2nd            1st
                                  -------        -------        -------        -------
Net sales from continuing
  operations....................  $15,686        $17,138        $17,528        $18,282
Gross margin on sales...........    4,537          4,101          4,341          4,543
Net (loss) income from
  continuing operations(1)......      889            104            460            442
Net (loss) income(2)............      171          2,765            261            292
Basic and diluted (loss)
  earnings per common share:
  From continuing operations....      .56            .07            .29            .28
  From discontinued
     operations.................     (.45)          1.68           (.13)          (.10)
  Net (loss) income per share...      .11           1.75            .16            .18
Stock price range(3)
  High..........................     6.38           7.50           5.50           4.13
  Low...........................     4.00           3.25           3.50           2.25

(1) Reflects environmental charge of $2.0 million in 4th Qtr. 2001.

(2) Reflects recording of PCT exit costs in 4th Qtr. 2001, and sale of Seibert-Oxidermo assets in 3rd Qtr. 2000.

(3) Stock price range was obtained from NASDAQ quotations.

SELECTED FINANCIAL DATA
(Dollars in thousands except per share amounts)

                                                               2001      2000      1999      1998      1997
                                                              -------   -------   -------   -------   -------
Net sales from continuing operations........................  $58,919   $68,634   $57,061   $54,007   $57,558
Net (loss) income from continuing operations................     (890)    1,895      (458)     (127)      761
Net (loss) income...........................................   (8,208)    3,489    (1,133)     (797)    1,514
Basic and diluted (loss) earnings per common share:
     From continuing operations.............................     (.56)     1.20      (.29)     (.08)      .48
     From discontinued operations...........................    (4.62)     1.00      (.43)     (.42)      .48
     Net (loss) income......................................    (5.18)     2.20      (.72)     (.50)      .96
Total assets................................................   49,758    52,017    59,618    55,991    55,571
Net working capital.........................................      496     6,917     3,723     5,925     9,274
Capital expenditures........................................    2,207     2,363     4,770     6,709     4,230
Long term portion of capital lease obligations..............       73       194       268       468       569
Total bank debt.............................................    8,367     6,830     9,983     6,290     5,700
Industrial development bonds................................    2,900     3,500     4,000     4,000     --
Stockholders' equity........................................   10,338    20,382    16,892    18,025    18,822
Stockholders' equity per common share.......................     6.53     12.87     10.67     11.38     11.89
Number of employees.........................................      249       315       327       366       353
Percentages to net sales:
     Gross margin...........................................     24.3      25.5      22.2      26.5      27.3
     Net (loss) income from continuing operations...........     (1.5)      2.8      (0.8)      (.2)      1.3
Net income (loss) from continuing operations as a percent
  of:
     Average total assets...................................     (1.7)      3.4       (.8)      (.2)      1.4
     January 1st stockholders' equity.......................     (4.4)     11.2      (2.5)      (.7)      4.4
Current ratio...............................................      1.0       1.4       1.1       1.3       1.4

DIRECTORS
BRUCE W. COX
President, B. W. Cox Company,
  Manufacturers Representative

ROBERT A. EMMETT, III
Senior Environmental Counsel
  W.R. Grace & Co.

WILLIAM C. KING
Chairman of the Board

JOHN F. MANGOLD
Manufacturing Consultant

THOMAS E. MARK
President and Chief Executive Officer

BENJAMIN W. McCLEARY
Member, McFarland Dewey & Co., LLC
  Investment Bankers, New York City

ARBIE R. THALACKER
Of Counsel, Shearman & Sterling,
  Attorneys, New York City

DAVID R. ZIMMER
Chief Executive Officer,
  Twitchell Corporation

AUDIT COMMITTEE
DAVID R. ZIMMER, Chairman
JOHN F. MANGOLD
ARBIE R. THALACKER

TRANSFER AGENT AND
  REGISTRAR
EQUISERVE TRUST COMPANY, N.A.

AUDITORS
DELOITTE & TOUCHE LLP

CHAIRMAN AND OFFICERS

W. C. KING
Chairman of the Board

T. E. MARK
President and Chief Executive Officer

R. M. CURRIE
Vice-President, Secretary and General Counsel

S. J. QUINLAN
Treasurer and Controller

BUSINESS UNIT EXECUTIVES

D. A. CHURCH
President, The Elco Corporation and
  General Manager, Chemicals Division

E. E. WISMER
President, Harvel Plastics, Inc.

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR 2001 WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST. REQUESTS ARE TO BE SENT TO TREASURER, DETREX CORPORATION, 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN 48075.

                               DETREX CORPORATION

  GENERAL OFFICES -- 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN
                                     48075

                           Telephone: (248) 358-5800
                   INTERNET ADDRESS -- http://www.detrex.com
                                                                     DETCM-AR-01