Form 10-K, Exhibit 13
period 2002-12-31
DETREX CORPORATION
filed 2003-03-31
CIK 28372

                                                                      EXHIBIT 13

                       DETREX CORPORATION AND SUBSIDIARIES


                       2002 ANNUAL REPORT TO SHAREHOLDERS

                                      ------------------------------------------

                                                        DETREX
                                                     CORPORATION

                                                  2002 ANNUAL REPORT

                                      ------------------------------------------

HIGHLIGHTS(1)

                                                   2002              2001              2000
                                                -----------       -----------       -----------
Net sales from continuing operations(2).......  $61,023,363       $58,919,189       $68,634,063
Net (loss) income from continuing
  operations(2)...............................     (163,081)         (890,427)        1,894,913
Net (loss) income per common share from
  continuing operations, basic and fully
  diluted(2)..................................         (.10)            (0.56)             1.20
Net (loss) income.............................     (699,875)       (8,207,626)        3,489,331
Net (loss) income per common share............        (0.44)            (5.18)             2.20
Stockholders' equity per common share(3)......         3.70              6.53             12.87
Additions to land, buildings and equipment
  (including capital leases)..................    2,200,000         2,200,000         2,400,000
Current ratio.................................     1.0 to 1          1.0 to 1          1.4 to 1
Number of round-lot stockholders..............          625               635               544
Number of employees...........................          190               249               315

(1) This information should be considered in conjunction with the Consolidated Financial Statements and Management's
    Discussion and Analysis.

(2) Excludes results of operations for discontinued Parts Cleaning Technologies
    (2001) and Seibert-Oxidermo (2000) segments. The results of operations for these segments are presented within discontinued operations for all periods presented.

(3) Reduction in equity reflects losses and additional minimum pension liability recorded in accumulated other comprehensive income (loss).
--------------------------------------------------------------------------------

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

   Manufacturing locations in Cleveland, Ohio and Ashtabula, Ohio.

-- HARVEL PLASTICS, INC. -- an international leader in high quality PVC/CPVC extrusions. Products include pipe in sizes from 1/8" through 24", rod through 12" and a wide variety of custom extrusions as well as duct, angle, hex and square and heavy wall tubing. Harvel's products are known for precise blend formulations and superior dimensional integrity. Innovative products have recently been introduced to the marketplace such as clear PVC pipe for use in sight glass and dual containment applications. Harvel LXT is used in semi-conductor plants for ultra pure water applications. Harvel also manufactures large diameter PVC and CPVC duct for corrosive fume handling applications.

   Manufacturing locations in Easton, Pennsylvania and Bakersfield, California.

TO OUR SHAREHOLDERS:

     We had a number of positive and negative developments during the year. On the positive side, we made significant progress in our long term plan to improve our core profitable businesses, to divest non-core businesses and to discharge liabilities. Both operating units, Harvel Plastics, Inc. ("Harvel") and The Elco Corporation ("Elco") succeeded in generating profitable performance in a very difficult economy while improving products and internal processes. We exited the operations of the unprofitable Parts Cleaning Technologies ("PCT") segment in the first half of the year by selling portions of the business and closing the remaining operations. In conjunction with this exit, we made progress in preparing owned and leased properties for regulatory closure, completing a cleanup and sale of one property which closed in January 2003. In addition, several other legacy matters were brought to a conclusion, including completion of remediation at the Fields Brook Superfund Site.

     Our results for 2002 were reduced by several items which were accounted for in the fourth quarter. We incurred additional environmental costs for remediating properties contaminated many years ago which created an unanticipated charge to earnings. In addition, two significant non-cash charges were recorded. The first was the recording of a valuation allowance against our deferred tax assets. Management believes that the prospects for the company are good; however, we recorded a $500,000 allowance because of uncertainty about whether we will ultimately recover all the deferred tax assets. The second non-cash charge was a $3.8 million direct reduction of equity to reflect an increase in our unfunded pension benefit obligations. This recognition of additional minimum pension liability is the result of market losses in the pension asset portfolio and a reduction in the discount rate used to calculate our pension obligation.

     Elco made significant progress during 2002 as we grew volume while making internal improvements. New and existing customers contributed to volume growth as the result of a renewed focus on customer service and custom formulations. There is excitement in the organization as we have a number of new products in the pipeline, facility and organizational improvements in process, and new customers in both domestic and export markets. Additionally, we accomplished two of our key quality objectives for each of the Elco plants. Our quality systems were certified to the ISO 9001-2000 standard in early 2002 and we obtained the ISO 14001 environmental certification in early 2003.

     Harvel had a difficult year due to sluggish market demand while raw material costs increased substantially. The primary end markets for Harvel's products are industrial and commercial construction and manufacturing industries; these markets have experienced a significant downturn during the past two years which has intensified competitive conditions. In the face of declining demand and increased competition, we have endeavored to maintain volume levels which would ensure profitability albeit at lower gross margins. During the year we continued to refine our product formulations and production techniques which are the key to our ability to supply superior products.

     The critical first steps in our overall exit from the PCT segment were successfully executed during the year. The Equipment business was sold in January and business operations of several of the branches in the Solvents business were sold at the end of May. Business activity in the remaining branches has ceased and we are in the process of closing these operations in accordance with regulatory requirements. The Los Angeles branch was the first closure and was substantially completed at year-end; the property was sold in January 2003. We are performing investigation and remediation of environmental conditions at the remaining sites as well as regulatory closure of permits; six of the remaining ten PCT sites are owned. As these actions are completed, we will dispose of the real estate to generate cash in order to assist in funding the exit process.

     Royalty income from the sale of certain products and a provision for environmental costs had a significant impact on earnings in 2002. During the year we realized pre-tax income of $1.1 million from royalty income. The royalty agreement related to this income expired at the end of 2002 and payment was received in February 2003. Offsetting this non-recurring income was a charge to increase the environmental reserve by approximately $1.0 million. During the final stages of the Fields Brook Superfund project, additional contamination was discovered which made it necessary to perform further remediation which drove costs significantly over previous estimates. Our share of the increased costs was approximately $900,000, which will be paid in 2003. The reserve was further increased to provide for future operating costs associated with a remediation system installed at our Ashtabula site.

     Financial performance improved year over year as sales grew from $59 million to $61 million, or 3.6%, in a challenging economic environment. Sales for both Elco and Harvel improved year over year. Elco's sales increased by approximately 8%, and earnings improved by 33%, reflecting the leverage impact of incremental volume in a business which has ample capacity. Harvel sales increased marginally and earnings fell due to highly competitive conditions. Corporate administrative expenses were reduced by $550,000 to $2.4 million as the result of streamlining and cost control; this improvement was more than offset by increases in pension and other employee benefit costs. Royalty income increased from $460,000 in 2001 to $1.1 million in 2002; the provision for environmental charges of $975,000 was approximately $1 million less than the $2.0 million charge recorded in 2001. The operational improvements, combined with higher royalty income and the smaller provision for environmental costs, resulted in an improvement in pre-tax earnings from continuing operations. In 2002 pre-tax earnings from continuing operations was $668,357 compared to a pre-tax loss from continuing operations of $1,077,980 in 2001.

     Pre-tax income from continuing operations of $668,357 was reduced to a net loss from continuing operations of $163,081, as the result of provisions for state and federal income taxes and the recording of a $500,000 valuation allowance against our deferred tax assets. A net charge of $537,000 was made to discontinued operations for new developments during the year. We revised our estimates of future project management costs for the PCT properties, and recorded a charge for additional workers compensation exposure related to our former paint subsidiary.

     The exit from PCT in 2002 generated positive cash flow, as proceeds of $1.2 million from the sale of the Equipment division, $680,000 from the sale of certain assets of the Solvents division and cash generated from the liquidation of other assets such as accounts receivable, were utilized to fund PCT operating losses, environmental expenditures for the PCT properties, trade payables, and severance costs related to the exit. Additionally, the Company utilized internally generated funds from its continuing operations to finance those operations, reduce long-term debt by $500,000, fund $2.2 million of capital expenditures and approximately $1.8 million in non-PCT environmental expenditures during 2002. The revolving credit balance was reduced by $1.3 million during the year. Cash management continues to be a priority as we balance the need to fund the discharge of liabilities with planned capital expenditures and investments in growth opportunities.

     Your management and the Board have been implementing a plan to enhance shareholder value. Our strategy has been to focus our resources on the two consistently profitable businesses while discharging legacies so that in the future, investors have a clear value proposition. We believe this is the best strategy for maximizing shareholder value and have made significant progress in re-structuring the company, working down legacies, controlling costs and improving operations. However, profitability and market capitalization continue to suffer as operational improvements are offset by higher pension expense, unanticipated environmental costs, and the significant and increasing costs of being public.

     The Board and management of Detrex share your disappointment in the low price and thin trading volume of our stock. We are pursuing alternative avenues for increasing value and providing shareholder liquidity, while operating under capital constraints and a challenging regulatory environment.

                   Thomas E. Mark                                              William C. King
                    President and                                                 Chairman
               Chief Executive Officer

                 -------- INDEPENDENT AUDITORS' REPORT --------

DELOITTE & TOUCHE
SUITE 900
600 RENAISSANCE CENTER
DETROIT, MICHIGAN 48243-1895

TELEPHONE: (313) 396 3000
WWW.US.DELOITTE.COM

                                                        [DELOITTE & TOUCHE LOGO]

To the Board of Directors and Stockholders of Detrex Corporation

We have audited the accompanying consolidated balance sheets of Detrex Corporation and its subsidiaries (the Company) as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Detrex Corporation and its subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

March 21, 2003

DETREX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31

                                                                   2002              2001              2000
                                                                -----------       -----------       -----------
NET SALES...................................................    $61,023,363       $58,919,189       $68,634,063
Cost of sales (exclusive of depreciation)...................     46,179,639        44,592,781        51,112,436
Selling, general and administrative expenses................     10,430,810         9,855,369        10,099,114
Provision for depreciation and amortization.................      2,901,242         3,070,408         3,061,278
Provision for corporate environmental reserves..............        975,000         1,985,954           --
Royalty Income..............................................     (1,091,591)         (458,958)          --
Other (income) expense -- net...............................        (11,475)           12,863            17,831
Minority interest...........................................        197,557           240,847           467,255
Interest expense............................................        681,515           695,037           905,026
Net loss (gain) from property transactions..................         92,309             2,868           106,837
                                                                -----------       -----------       -----------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES.....................................................        668,357        (1,077,980)        2,864,286
Provision (Credit) for income taxes.........................        831,438          (187,553)          969,373
                                                                -----------       -----------       -----------
NET (LOSS) INCOME FROM CONTINUING OPERATIONS................       (163,081)         (890,427)        1,894,913
DISCONTINUED OPERATIONS:
(Loss) Income from operations of Seibert-Oxidermo, Inc. net
  of tax....................................................       (125,400)          --                200,846
Gain on sale of Seibert-Oxidermo, Inc. net of tax...........                          --              2,647,708
(Loss) from operations of Parts Cleaning Technologies, net
  of tax....................................................                       (3,251,536)       (1,254,136)
(Loss) on exit from Parts Cleaning Technologies, net of
  tax.......................................................       (411,394)       (4,065,663)          --
                                                                -----------       -----------       -----------
NET (LOSS) INCOME...........................................    $  (699,875)      $(8,207,626)      $ 3,489,331
BASIC AND DILUTED (LOSS) EARNINGS PER COMMON SHARE:
From continuing operations..................................    $     (0.10)      $     (0.56)      $      1.20
From discontinued operations................................          (0.34)            (4.62)             1.00
                                                                -----------       -----------       -----------
Net (loss) income per share.................................    $     (0.44)      $     (5.18)      $      2.20
                                                                ===========       ===========       ===========
Number of Shares Outstanding (basic and diluted)............      1,583,414         1,583,414         1,583,414

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
CONSOLIDATED BALANCE SHEETS
DECEMBER 31

ASSETS
                                                                 2002              2001
                                                              -----------       -----------
CURRENT ASSETS:
Cash and cash equivalents...................................  $   303,128       $   111,919
Accounts receivable (net of allowance for uncollectible
  accounts of $501,000 in 2002 and $715,000 in 2001)........    7,266,365         9,081,151
Note Receivable.............................................      164,856           --
Inventories.................................................    6,831,054         9,157,909
Prepaid expenses and other..................................      511,998           834,688
Deferred income taxes.......................................    1,474,589         2,690,493
                                                              -----------       -----------
       TOTAL CURRENT ASSETS.................................   16,551,990        21,876,160

LAND, BUILDINGS AND EQUIPMENT:
Land........................................................      189,602           254,602
Buildings and improvements..................................   17,136,446        17,641,433
Machinery and equipment.....................................   34,812,508        36,233,179
Construction in progress....................................      529,287           542,459
                                                              -----------       -----------
                                                               52,667,843        54,671,673
Less allowance for depreciation and amortization............   35,251,213        35,874,589
                                                              -----------       -----------
       LAND, BUILDINGS AND EQUIPMENT -- NET.................   17,416,630        18,797,084
PROPERTY HELD FOR SALE......................................    2,921,837         2,818,818
PREPAID PENSIONS............................................    1,684,214         1,630,526
DEFERRED INCOME TAXES.......................................    6,929,201         4,155,059
OTHER ASSETS................................................      393,820           480,839
                                                              -----------       -----------
                                                              $45,897,692       $49,758,486
                                                              ===========       ===========

See Notes to Consolidated Financial Statements.
 2

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                   2002              2001
                                                                -----------       -----------
CURRENT LIABILITIES:
Loans payable...............................................    $ 7,040,945       $ 8,366,792
Current portion of long-term debt...........................        600,000           500,000
Current maturities of capital lease obligations.............         20,111           111,553
Accounts payable............................................      4,572,710         6,647,108
Environmental reserve.......................................      1,290,000         2,220,000
Accrued compensation........................................        445,658           519,244
Other accruals..............................................      2,566,339         3,015,516
                                                                -----------       -----------
       TOTAL CURRENT LIABILITIES............................     16,535,763        21,380,213

LONG-TERM PORTION OF CAPITAL LEASE OBLIGATIONS..............          2,062            73,154
LONG-TERM DEBT..............................................      1,800,000         2,400,000
ACCRUED POSTRETIREMENT BENEFITS.............................      3,554,953         3,561,019
ENVIRONMENTAL RESERVE.......................................      6,290,898         6,275,223
ACCRUED PENSION.............................................      9,156,905         3,102,865
MINORITY INTEREST...........................................      2,706,039         2,628,481
STOCKHOLDERS' EQUITY:
Common capital stock, $2 par value, authorized 4,000,000
  shares, outstanding 1,583,414 shares......................      3,166,828         3,166,828
Additional paid-in capital..................................         22,020            22,020
Accumulated other comprehensive (loss) income...............     (5,623,085)       (1,836,501)
Retained earnings...........................................      8,285,309         8,985,184
                                                                -----------       -----------
       TOTAL STOCKHOLDERS' EQUITY...........................      5,851,072        10,337,531
                                                                -----------       -----------
                                                                $45,897,692       $49,758,486
                                                                ===========       ===========

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
CONSOLIDATED STATEMENTS
OF CHANGES IN STOCKHOLDERS' EQUITY

                                         Common     Additional
                                        Capital      Paid-in      Retained      Accumulated Other     Comprehensive
                                         Stock       Capital      Earnings     Comprehensive (Loss)   Income (Loss)
                                       ----------   ----------   -----------   --------------------   -------------
Balance at January 1, 2000...........  $3,166,828    $22,020     $13,703,479           --

Net Income...........................      --          --          3,489,331                          $  3,489,331
                                       ----------    -------     -----------       -----------        ============
Balance at December 31, 2000.........   3,166,828     22,020      17,192,810           --

Net Loss.............................                             (8,207,626)                           (8,207,626)
Other Comprehensive (Loss) Income:
  Minimum Pension Liability, net of
     tax.............................                                               (1,836,501)         (1,836,501)
                                                                                                      ------------
Comprehensive Loss...................                                                                 $(10,044,127)
                                       ----------    -------     -----------       -----------        ============
Balance at December 31, 2001.........  $3,166,828    $22,020     $ 8,985,184       $(1,836,501)

Net Loss.............................                               (699,875)                             (699,875)
Other Comprehensive (Loss) Income:
  Minimum Pension Liability, net of
     tax.............................                                               (3,786,584)         (3,786,584)
                                                                                                      ------------
Comprehensive Loss...................                                                                 $ (4,486,459)
                                       ----------    -------     -----------       -----------        ============
Balance at December 31, 2002.........  $3,166,828    $22,020     $ 8,285,309       $(5,623,085)
                                       ==========    =======     ===========       ===========

See Notes to Consolidated Financial Statements.
 4

DETREX CORPORATION
CONSOLIDATED STATEMENTS
OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

                                                                 2002              2001              2000
                                                              -----------       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net (loss) income.......................................  $  (699,875)      $(8,207,626)      $ 3,489,331
                                                              -----------       -----------       -----------
    Adjustments to reconcile net (loss) income to net cash
       provided by operating activities:
         Loss (income) from discontinued operations.........      536,794         7,317,199        (1,594,418)
         Depreciation and amortization......................    2,901,242         3,070,408         3,061,278
         Loss/(gain) on disposal of assets..................       92,311             2,868           106,837
         Deferred income taxes..............................      449,683        (1,241,314)          748,440
         Minority interest..................................       77,558           120,846           347,256
         Changes to operating assets and liabilities that
             provided (used) cash:
           Accounts receivable..............................   (1,376,517)        1,850,370        (1,233,205)
           Inventories......................................    1,234,233           178,218           (85,079)
           Prepaid expenses and other.......................      243,647           495,063          (544,511)
           Other assets.....................................       87,024          (205,390)          612,564
           Accounts payable.................................      167,941           751,070        (1,906,031)
           Environmental reserve............................     (606,845)         (286,880)       (2,297,452)
           Accrued compensation.............................      173,158          (363,741)          452,137
           Accrued postretirement benefits..................       (6,066)         (167,008)         (620,608)
           Other accruals...................................      466,649         2,785,379          (974,795)
                                                              -----------       -----------       -----------
             TOTAL ADJUSTMENTS..............................    4,440,812        14,307,088        (3,927,587)
                                                              -----------       -----------       -----------
             NET CASH PROVIDED BY (USED IN) CONTINUING
                  OPERATING ACTIVITIES......................    3,740,937         6,099,462          (438,256)
             NET CASH (USED IN) PROVIDED BY DISCONTINUED
                  OPERATING ACTIVITIES(1)...................   (1,330,264)       (4,326,877)        5,432,708
                                                              -----------       -----------       -----------
             NET CASH PROVIDED BY OPERATING ACTIVITIES......    2,410,673         1,772,585         4,994,452
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures....................................   (2,161,063)       (2,207,218)       (2,362,516)
    Sale/disposal of fixed assets...........................      --                 69,750            84,626
                                                              -----------       -----------       -----------
             NET CASH USED IN CONTINUING INVESTING
                  ACTIVITIES................................   (2,161,063)       (2,137,468)       (2,277,890)
    Net cash provided by (used in) discontinued investing
       activities(l)........................................    1,884,211          (656,925)        1,158,635
                                                              -----------       -----------       -----------
    Net cash (used in) provided by investing activities.....     (276,852)       (2,794,393)       (1,119,255)
CASH FLOWS FROM FINANCING ACTIVITIES:
    Long term debt..........................................     (500,000)         (600,000)       (2,168,775)
    Net (repayments) borrowings under revolving credit
       facility.............................................   (1,325,847)        1,536,457        (1,483,414)
    Principal payments under capital lease obligations......     (116,765)         (166,559)         (240,448)
                                                              -----------       -----------       -----------
             NET CASH (USED IN) PROVIDED BY FINANCING
                  ACTIVITIES................................   (1,942,612)          769,898        (3,892,637)
                                                              -----------       -----------       -----------
Net (decrease) increase in cash and cash equivalents........      191,209          (251,910)          (17,440)
Cash and cash equivalents at beginning of year..............      111,919           363,829           381,269
                                                              -----------       -----------       -----------
Cash and cash equivalents at end of year....................  $   303,128       $   111,919       $   363,829
                                                              ===========       ===========       ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
         Interest...........................................  $   675,729       $   843,324       $ 1,335,438
         Income taxes.......................................  $   161,093       $   195,885       $    47,418
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
    Capital lease obligations incurred in connection with
       the acquisition of equipment.........................      --            $     4,275       $   107,767
    Capital lease terminations..............................  $    45,769       $    15,841           --

(1) Includes discontinuance of PCT in 2001, and sale of assets of Seibert-Oxidermo in 2000 for all periods presented.

See Notes to Consolidated Financial Statements.

DETREX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND CUSTOMER CONCENTRATION

     Detrex Corporation and its subsidiaries (the Company) operate predominantly in chemicals and allied products, services, and processes for use by manufacturing and construction industries. The principal products and services include lubricant additives and hydrochloric acid manufactured by The Elco Corporation ("Elco"), and PVC and CPVC plastic pipe, produced by Harvel Plastics, Inc. ("Harvel").

     Both of the Company's business units operate in highly competitive markets which are mainly national in scope, although approximately 14% of the Company's business in 2002 and 12% in 2001 was done outside the United States, with international sales historically split fairly evenly between Elco and Harvel. Generally, for all products there are numerous competitors with no one company or a small number of companies being dominant. The Company operates in niche markets and its principal methods of competition in various markets include service, price and quality. No material part of the business is dependent upon a single customer or a few customers and therefore vulnerability from this aspect is not a factor. However, Elco sells primarily to petro-chemical companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

     The consolidated financial statements comprise those of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated. Due to the sale of substantially all of the assets, other than real estate, of Seibert-Oxidermo. Inc., in 2000 (see Note 8), and the decision as of December 31, 2001, to exit the Parts Cleaning Technologies ("PCT") segment and the sale in 2002 of the underlying businesses in this segment (see Note 9), the results of operations and cash flows of these segments have been segregated and reported as discontinued operations for all periods presented. Certain other amounts for 2000 and 2001 have been reclassified to conform with 2002 classifications.

Inventories and Accounts Receivable

     Inventories are stated at lower of cost or market. Raw materials, including raw materials in work in process and finished goods inventories, are valued by using the last-in, first-out method. Labor and burden in inventory are determined by using the average cost method.

     Revenue and related cost of sales are generally recognized upon shipment of products. Revenue from the Company's equipment contracts, included in discontinued operations, was recognized using the percentage of completion method, except when use of the completed contract method did not have a material impact on the results of operations. For sales reported under the percentage of completion method, the percent of revenues was recognized based on the ratio of costs incurred to date to total costs expected for each project. Revenue recognized for jobs in process at December 31, 2001 totaled $1.5 million, and costs incurred on these jobs amounted to $1.0 million. Included in accounts receivable at December 31, 2001 was approximately $.2 million which had not yet been billed due to contractual agreements. The Equipment Division was sold effective January 17, 2002, and there was no revenue recognized at December 31, 2002, under the percentage of completion method.

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

Research and Development

     Research and development costs are charged to operations as incurred. Research and development costs for 2002, 2001 and 2000 were approximately $318,000, $248,000, and $343,000, respectively.

(Loss) Earnings Per Common Share

     Basic (loss) earnings per common share is based upon the average number of common shares outstanding during the year. Shares subject to in-the-money stock options are the only items impacting diluted earnings per share. All outstanding stock options at December 31, 2002 are anti-dilutive.

     The pro-forma effect in 2002 of applying the Black-Scholes option valuation model as well as the underlying weighted average Black-Scholes assumptions are as follows:

                                                    2002
                                                  ---------
Net loss as reported............................  $(699,875)
Pro-forma net loss..............................   (701,192)
Loss per share as reported -- basic.............       (.44)
Pro-forma loss per share........................       (.44)
Expected Volatility.............................       0.57
Risk-Free Rate of Return........................       4.08%
Expected Life...................................   10 years

     Using the assumptions underlying the Black-Scholes model, the per share weighted average fair value of options granted in 2002 is $2.35.

Other Comprehensive (Loss) Income

     Comprehensive (loss) income is the change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company did not have other comprehensive (loss) income in 2000.

     After-tax adjustments of $1,836,501 for 2001 and $3,786,584 for 2002 for minimum pension liability are accumulated in the Consolidated Statements of Changes in Stockholders' Equity, under the caption Accumulated Other Comprehensive (Loss)/Income (See Note 10).

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

New Accounting Standards

     The FASB issued in June 2001 SFAS No. 143. "Accounting for Asset Retirement Obligations." This statement requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred. This statement is effective for financial statements with fiscal years beginning after June 15, 2002. The adoption of this statement has not had a significant impact on the consolidated financial statements.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement establishes a single accounting model for long-lived assets to be disposed of by sale. This statement is effective for financial statements with fiscal years beginning after December 15, 2001. In accordance with SFAS 144, at December 31, 2002, the Company evaluated all fixed assets related to previously discontinued operations to determine if they met the held for sale criteria in SFAS 144. Assets that did not meet the held for sale criteria are considered held and used. Accordingly, the future holding costs relating to these held and used properties will be expensed as period costs when incurred.

     In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-based Compensation -- Transition and Disclosures," ("SFAS 148") which amends SFAS 123, "Accounting for Stock-Based Compensation." SFAS 148 provides alternative methods of transition for a voluntary change in the fair market value method of accounting for stock-based employee compensation. In addition, this statement requires SFAS 123 disclosure requirements in both annual and interim financial statements. The Company expects to continue to measure stock-based compensation expense in accordance with APB 25, "Accounting for Stock Issued to Employees," and its related interpretations, and therefore does not anticipate that the adoption of SFAS 148 will have a material impact on its consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. Interpretation No. 45 also requires additional disclosures related to guarantees. The disclosure requirements are effective for interim and annual financial statements for periods ending after December 15, 2002. The recognition and measurement provisions of Interpretation No. 45 are effective for all guarantees entered into or modified after December 31, 2002. The Company does not have any guarantees requiring disclosure at December 31, 2002.

3. INVENTORIES

     Inventories at December 31 consist of the following:

                                    2002          2001
                                 ----------    ----------
Raw materials................    $2,347,383    $2,709,609
Work in progress.............        --           114,408
Finished goods...............     4,483,671     6,392,197
Less: Progress billings on
  work in progress...........        --           (58,305)
                                 ----------    ----------
                                 $6,831,054    $9,157,909
                                 ==========    ==========

     The excess of current cost over the stated last-in, first-out value is approximately $559,000 and $598,000 at December 31, 2002 and 2001.

4. CAPITAL AND OPERATING LEASES

     Capitalized lease assets included in machinery and equipment at December 31 are as follows:

                                      2002        2001
                                    --------    --------
Machinery and equipment.........    $335,715    $548,833
Accumulated amortization........     317,220     387,620
                                    --------    --------
Leased assets -- net............    $ 18,495    $161,213
                                    ========    ========

     Rent expense applicable to operating leases for 2002, 2001 and 2000 was $885,000, $997,000 and $826,000, respectively.

     Minimum annual lease payments for leases in effect at December 31, 2002 are as follows:

                                     Capital    Operating
Minimum Lease Payments:              -------    ----------
     2003........................    20,796        781,908
     2004........................     1,152        667,116
     2005........................     1,152        657,897
     2006........................       576        650,116
     2007........................                  669,132
     2008 and thereafter.........                7,008,168
                                     ------     ----------
Total minimum lease payments.....    23,676     10,434,337
                                                ==========
Less amount representing
  interest.......................     1,503
                                     ------
Present value of net minimum
  lease payments.................    22,173
Less current portion.............    20,111
                                     ------
Non-current portion..............     2,062
                                     ======

5. REVOLVING CREDIT AGREEMENT AND TERM LOAN

     The Company entered into a new Credit Agreement (the Agreement) with Comerica Bank (Comerica) on April 25, 2001. The Agreement, which had an expiration date of May 1, 2003, provided for a credit facility of up to $13 million, collateralized by the Company's inventory, accounts receivable, certain fixed assets, and stock of subsidiaries. The Agreement also provided up to $5 million in Term Loan facilities to finance capital expenditures. The Agreement contained, among other provisions, requirements for maintaining defined levels of tangible net worth and various financial statement ratios. The Company was not in compliance with the financial covenants contained in the Agreement at June 30, 2001 and at September 30, 2001; however, Comerica granted waivers of default effective as of those dates. The Company and Comerica negotiated an amendment to the Agreement, dated November 2, 2001, with revised terms and covenants. In this amended agreement, which has an expiration date of May 1, 2003, the $13 million credit facility remained in effect, with a more favorable borrowing base formula; however, the $5 million of term loan availability was terminated. The interest rate for the revolving credit facility in the amended agreement was increased to prime plus 3/4%. At December 31, 2001, as a result of the charges relating to the decision to exit the PCT segment (see Note 9), the Company was in default of its net worth covenant; Comerica granted a waiver of the default as of that date. An amendment to the Agreement was executed on February 28, 2002, with revised net worth covenants. The Company was in compliance with the revised covenants through the first three quarters of 2002; however, because of equity reductions resulting from charges to Accumulated Other Comprehensive Income due to recognition of minimum additional pension liability, the Company was not in compliance with the net worth covenant at December 31, 2002. Comerica has granted a waiver of the default as of that date, and has given the Company a commitment letter, extending the date of the Agreement to May 1, 2004 while the Company and Comerica negotiate revised covenants.

     The weighted average interest rate for short term borrowings under the Agreement for the year ended December 31, 2002 was 5.4% compared to 6.9% for the year ended December 31, 2001 and 9.9% for the year ended December 31, 2000.

6. INDUSTRIAL DEVELOPMENT BONDS

     In connection with the expansion of Harvel Plastics, Inc.'s manufacturing capacity, $4.0 million of industrial development bonds were issued by the California Economic Development Financial Authority on March 24, 1998. Interest rates for these bonds are established weekly based on tax-exempt bond interest rates. The rate at December 31, 2002 was 1.7%. The obligation is backed by a Letter of Credit issued by Comerica Bank for the total amount of the bonds. The Letter of Credit is in effect until January 2006 and affords protection against failed remarketing efforts if any were to occur. The amount and timing of redemption of the bonds is as follows:

        December 31             Amount
----------------------------    -------
2002........................    600,000
2003........................    500,000
2004........................    600,000
2005........................    700,000

     Due to December 31 being a holiday, the actual redemption will take place on the first business day of the following year.

7. INCOME TAXES

                                     2002        2001         2000
                                   --------    ---------    ---------
Current for tax purposes:
  Federal........................     --          --           --
  State and local................   109,302      116,516      229,635
                                   --------    ---------    ---------
    Total current................   109,302      116,516      229,635
                                   --------    ---------    ---------
Deferred income taxes:
  Federal........................   730,815     (307,170)     901,665
  State and local................    (8,679)      (2,899)    (161,927)
                                   --------    ---------    ---------
    Total deferred...............   722,136     (304,069)     739,738
                                   --------    ---------    ---------
Provision (credit) for income
  taxes..........................  $831,438    $(187,553)   $ 969,373
                                   ========    =========    =========

     Income taxes from continuing operations include the following components:

     Deferred tax assets (liabilities) at December 31, 2002 and 2001 relate to the following temporary differences and carryforwards:

                                             2002           2001
                                          -----------    -----------
Net operating loss carryforward.........  $ 3,857,636    $ 2,994,329
Alternative minimum tax credit
  carryforward..........................      512,860        512,860
Accruals for:
  Postretirement benefits...............    1,439,756      1,442,213
  Environmental.........................    3,070,264      3,440,565
  Self insurance reserve................       48,675        156,656
Inventory related.......................      176,008        590,687
Minimum pension liability...............    2,789,186        946,067
Other...................................      807,357      1,092,368
Valuation allowance.....................     (500,000)            --
                                          -----------    -----------
    Gross deferred tax assets...........   12,201,742     11,175,745
                                          -----------    -----------
Depreciation............................   (2,559,653)    (2,533,692)
Undistributed earnings of the Company's
  DISC..................................     (790,398)      (948,067)
Other...................................     (447,901)      (848,434)
                                          -----------    -----------
    Gross deferred tax liabilities......   (3,797,952)    (4,330,193)
                                          -----------    -----------
    Net deferred tax assets.............  $ 8,403,790    $ 6,845,552
                                          ===========    ===========

     The Company has net operating loss carryforwards of approximately $11.5 million that expire between 2019 and 2022.

     The net deferred tax asset balances have increased significantly since 2000. These increases were caused primarily by the net operating loss carryforwards generated in 2001 and 2002, and the recording of minimum pension liability due to the underfunded position of the pension plans, which arose in 2001 and 2002.

     In applying the requirements of FAS 109, "Accounting for Income Taxes," utilizing all available evidence, both positive and negative, the Company was unable to conclude that realization of all its deferred tax assets was more likely than not. Accordingly, the Company has made a provision for a valuation allowance of $500,000. This allowance was recorded as a direct charge to income taxes from continuing operations in 2002. Any future adjustment in the valuation allowance would be recorded as a component of income tax expense in the year such adjustment was determined to be necessary.

     The reasons for the difference between the income tax provision and income taxes computed at the statutory rate of 34% for 2002, 2001 and 2000 are summarized below:

                                      2002        2001         2000
                                    --------    ---------    --------
Computed "expected" tax
  provision.......................  $327,863    $(252,897)   $973,857
State and local income taxes, net
  of federal tax benefit..........   (87,343)     (39,615)     44,688
Nondeductible meal and
  entertainment expense...........    14,667       15,462      44,478
Deferred tax asset valuation
  allowance.......................   500,000       --           --
Other -- net......................    76,251       89,497     (93,650)
                                    --------    ---------    --------
                                    $831,438    $(187,553)   $969,373
                                    ========    =========    ========

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

     Under the terms of a Royalty Agreement between Detrex and Red Spot, Red Spot paid Detrex royalties of approximately $1,091,000 on February 14, 2003, relating to incremental sales of certain products in 2002. The royalty amount recorded in 2001 was approximately $459,000. The Royalty Agreement expired at the end of 2002.

9. PARTS CLEANING TECHNOLOGIES EXIT

     During 2001, the Company announced that it was exiting its Parts Cleaning Technologies segment, including the transfer or elimination of related environmental liabilities. The Company finalized an exit strategy, and in 2002 began to implement the plan. In accordance with APB 30, this segment was treated as a discontinued operation in 2001. The loss from operations in 2001 of $4.9 million before taxes was recorded as a component of the overall loss from discontinued operations.

     The Company also recorded a pre-tax charge to income of $6.7 million to account for the exit in 2001. This charge included an addition of $3.7 million to the environmental reserves to remediate owned and leased properties, $1.7 million to write down certain assets to their estimated net realizable value, and $1.3 million in estimated future operating losses and exit costs. The exit cost and environmental estimates were based on the best available information at December 31, 2001. The estimates may be significantly impacted by the salability of real estate and other factors. During 2002, exit costs charged against the $1.3 million reserve, netted against proceeds from the sale of the business, totaled approximately $948,000. Based upon a review of a number of factors, such as the pace of the remediation process, changed assumptions regarding the duration of the remediation process and liquidity constraints of the Company which will slow down the exit process, the Company recorded a pre-tax charge of $347,000 in 2002 to discontinued operations, to increase the exit reserve to a total of approximately $700,000 to provide for additional environmental exit costs. The Company will continue to track expenditures charged against the reserve, and assess its adequacy on a regular basis. Additionally, under provisions of FAS 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," which the Company was required to adopt in 2002, holding costs for the PCT properties can no longer be reserved for, because the properties were not considered held for sale at December 31, 2002. Previously accrued holding costs of $96,000 were reversed in 2002. Future holding costs for those properties will be recorded as a component of income from continuing operations.

     Significant activity took place in 2002 to effect the exit of the PCT segment. On January 17, 2002 the Company consummated the sale of the Equipment Division (a business within the PCT segment) to Farr Manufacturing, which is located in Parkersburg, West Virginia. Under the terms of the transaction, the Company received $1.2 million in January, 2002, and expected to receive additional monies from Farr in 2002, after final sales price adjustments. A pre-tax loss of $340,000 related to this transaction was included in the overall PCT exit charge in 2001. During 2002, a dispute arose between Farr and the Company regarding the final sales price adjustments. The two parties were unable to resolve the dispute, and the Company has filed a lawsuit to collect the remaining amount owed under the contract. The Company expects to prevail in this matter; however, in the event the Company loses, the Company does not believe that there will be a material adverse effect on the overall financial position of the Company or the consolidated statement of operations.

     Effective June 1, 2002, the Company sold certain assets, including inventories, of its solvent distribution and waste business (Solvents Division) to the former president of that division, for a total of $845,000. The Company received $300,000 at closing, and a promissory note for the remainder; approximately $380,000 was collected on the note in the second half of 2002, leaving a balance of $165,000 at December 31, 2002. This amount was received in the first quarter of 2003.

     In November, 2002 the Company entered into an agreement to sell property located in Vernon, California, formerly a Solvents Division warehouse and office, for a total of $625,000. This transaction closed in January, 2003; after realtor commissions and other transaction costs, the Company received net proceeds of $583,000. A pre-tax gain of $480,000 will be recorded in 2003 for this transaction. At 2002 year-end, the property is classified as property held for sale.

     Following is summary financial information for the discontinued PCT segment:

(in Thousands)                              2002     2001      2000
--------------                              -----   -------   -------
Net Sales.................................  $--     $13,606   $17,036
Loss from discontinued operations:
  Before income taxes.....................   --      (4,927)   (1,900)
  Income tax benefit......................   --      (1,675)     (646)
                                            -----   -------   -------
    Net loss from discontinued
      operations..........................  $--     $(3,252)  $(1,254)
Estimated loss on exit:
  Before income taxes.....................   (404)   (6,691)    --
  Income tax charge (benefit).............      7    (2,625)    --
                                            -----   -------   -------
    Net loss on exit......................  $(411)  $(4,066)  $ --
                                            =====   =======   =======

10. PENSION AND POSTRETIREMENT COSTS

     The Company and its subsidiaries have several non-contributory, defined benefit pension plans which cover substantially all employees. Benefits for salaried employees are based on years of service and the employee's average monthly compensation using the highest five consecutive years preceding retirement. Benefits for hourly employees are generally based on a specified payment per month for each year of service. The Company's funding policy is to contribute amounts sufficient to provide for benefits earned to date and those expected to be earned in the future. The Company made no contribution to the plans in 2001; in 2002, it contributed a nominal amount to fund a supplemental employee retirement plan. The Company estimates based on preliminary calculations made by its actuary, that it will likely be required to fund, at a minimum, $150,000 in 2003.

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 6.75% and 4.00% at December 31, 2002, 7.25% and 4.00% at December 31, 2001,
and 7.75% and 4.0% at December 31. 2000. The expected long-term rate of return on assets was 8.5% for each of the three years presented.

     The following tables set forth the information required under Statement of Financial Accounting Standards No. 132:

                                               2002          2001
                                           ------------   -----------
A. CHANGE IN PROJECTED BENEFIT OBLIGATION
  Benefit obligation at January 1........  $ 30,643,385   $28,891,966
  Service cost...........................       410,051       539,827
  Interest cost..........................     2,151,161     2,175,723
  Amendments.............................        62,309       --
  Curtailment............................                    (601,259)
  Actuarial loss (gain)..................     2,393,081     1,817,690
  Benefits paid in measurement year......    (2,199,316)   (2,180,562)
                                           ------------   -----------
  Benefit obligation at December 31......  $ 33,460,671   $30,643,385
                                           ============   ===========
B. CHANGE IN PLAN ASSETS
  Market value of assets at January 1....  $ 28,680,701   $32,869,622
  Actual return on assets................    (3,357,371)   (2,008,359)
  Benefits paid in measurement Year......    (2,199,316)   (2,180,562)
                                           ------------   -----------
  Market value of assets at December
    31...................................  $ 23,124,014   $28,680,701
                                           ============   ===========
C. RECONCILIATION OF FUNDED STATUS
  Funded status as of December 31........  $(10,336,657)  $(1,962,684)
  Unrecognized transition asset..........        20,424       (17,387)
  Unrecognized prior service cost........       221,700       194,335
  Unrecognized net loss..................    11,357,251     3,343,312
                                           ------------   -----------
  Net pension asset......................  $  1,262,718   $ 1,557,576
                                           ============   ===========

                                   2002          2001          2000
                                -----------   -----------   -----------
D. NET PERIODIC PENSION COST
  Service cost................  $   410,051   $   539,827   $ 1,033,699
  Interest cost...............    2,151,161     2,175,723     2,083,874
  Expected return on assets...   (2,342,498)   (2,704,326)   (2,853,074)
  Net amortization............       78,152      (120,253)     (305,699)
                                -----------   -----------   -----------
  Net periodic pension cost...  $   296,866   $  (109,029)  $   (41,200)
                                ===========   ===========   ===========

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $27.8 million. $26.6 million, and $17.6 million, respectively, as of December 31, 2002.

     The combination of a negative market return on assets in 2002, which lowered the asset base, and the 50 basis point decrease in the discount rate, which raised the present value of the projected benefit obligation, resulted in an increase in the unfunded position of the consolidated pension plans from $2.0 million at December 31, 2001 to $10.3 million at December 31, 2002. This resulted in the recording of an additional minimum pension liability charge of $5.7 million, or $3.8 million after tax, to accumulated other comprehensive income in 2002 (See the Consolidated Statements of Changes in Stockholders' Equity). The Company estimates that its consolidated net periodic pension expense in 2003 will approximate $1.3 million.

     The decision to exit the PCT segment in 2001 (See Note 9) accelerated the recognition of prior service cost as it related to employees associated with the segment, and caused a curtailment loss of $250,000, which was recorded as part of the exit costs for discontinued operations in 2001.

     The Company has a 401(k) plan covering its salaried employees. Employees can contribute up to 15% of their salaries. The Company makes no contribution to this plan.

     Certain divisions and subsidiaries of the Company provide contributory defined benefit health care programs for certain retirees, subject to various conditions and limitations. These programs were amended in 2000 to provide benefits only to those eligible individuals who retire on or before December 31, 2005. The effect of changes to the programs contributed $771,915 to pre-tax income from continuing operations in 2000. In addition, pre-tax income of $200,000 ($132,000 after-tax) was reflected in discontinued operations in 2000.

     Net periodic postretirement benefit costs included the following components:

                                        2002       2001        2000
                                      --------   ---------   --------
Service cost attributed to service
  during the period.................  $ 32,016   $  23,841   $116,856
Interest cost on accumulated
  postretirement benefit
  obligation........................   262,180     239,730    291,846
Net amortization....................   (60,982)   (113,404)   (40,495)
                                      --------   ---------   --------
Net periodic postretirement benefit
  cost..............................  $233,214   $ 150,167   $368,207
                                      ========   =========   ========

     The Company's postretirement benefit plans are not funded. The status of the plans at December 31, 2002 and 2001 follows:

                                                 2002         2001
                                              ----------   ----------
Accumulated postretirement benefit
  obligation:
  Retirees..................................  $3,065,067   $3,008,665
  Fully eligible active plan participants...      85,525      190,108
  Other active plan participants............     336,837      518,503
                                              ----------   ----------
    Subtotal................................   3,487,429    3,717,276
Unrecognized net (loss)/gain and prior
  service cost..............................      67,524     (156,257)
                                              ----------   ----------
    Total accrued postretirement benefits...  $3,554,953   $3,561,019
                                              ==========   ==========

     The change in accumulated benefit obligation is as follows:

                                               2002         2001
                                            ----------   ----------
Accumulated postretirement benefit
  obligation -- January 1.................  $3,717,276   $3,196,435
Service cost..............................      32,016       23,841
Interest cost.............................     262,180      239,730
Amendment.................................                   --
Actuarial (gain) loss.....................    (284,762)     574,445
Benefits paid in measurement year.........    (239,281)    (317,175)
                                            ----------   ----------
Accumulated postretirement benefit
  obligation -- December 31...............  $3,487,429   $3,717,276
                                            ==========   ==========

     For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits (other than prescription drugs where the rate was 6.26%) was assumed for 2001. The rates for both covered health care benefits and prescription drugs were assumed to increase in 2002 to 7.75% and then gradually decrease over the next 6 years to 6% in 2008 and thereafter. The assumption for the health care cost trend rate has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 2002 by approximately $338,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $22,000. Decreasing the assumed health care cost trend rates by 1% in each year would reduce the accumulated postretirement benefit obligation as of December 31, 2002 by approximately $295,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $19,000.

     The assumed discount rate used in determining the accumulated postretirement benefit obligation was 6.75% at December 31, 2002, 7.25% at December 31, 2001, and 7.75% at December 31. 2000.

11. CONTINGENCIES

     The Company maintains a reserve for anticipated expenditures over the next several years in connection with remedial investigations, feasibility studies, remedial design, and remediation relating to the clean up of environmental contamination at several sites, including properties owned by the Company. Some of these studies have been completed; others are ongoing. In some cases, the methods of remediation remain to be agreed upon. At one such site, the Company has been a potentially responsible party for sharing the costs in a proceeding to clean up contaminated sediments in the Fields Brook watershed in Ashtabula, Ohio. The Fields Brook clean up was completed in the fourth quarter of 2002. During the final stages of the project, unanticipated additional contamination was discovered, making it necessary to perform additional remediation, which drove costs significantly over previous estimates. The Company's share of the increased costs totaled $860,000. Primarily as a result of this occurrence, and the re-evaluation of other amounts within the environmental reserve, a pre-tax charge of $725,000 was recorded, and the reserve was increased by a like amount. In addition, the company added $250,000 to its environmental reserves to cover the cost of operating and maintaining extraction test wells for source control installed on its Ashtabula, Ohio property to accomplish remediation of the site ("Ashtabula source control test wells"). These test wells will operate for the next two years, at which time their performance will be evaluated for effectiveness. At that time it may be necessary to add provisions to the reserve for installation of additional extraction wells and for operation and maintenance of those wells in the future. The Company has not accrued for these costs because, at this time, it is not probable that they will be incurred.

     The Company performs regular reviews of its reserves for environmental matters. The amounts of the reserves at December 31, 2002 and 2001 were $7.6 million and $8.5 million, respectively. A total of $1.9 million was charged to reserves in 2002. The Company increased the reserve by approximately $5.7 million at year end 2001. This action was taken to provide for the $3.7 million in estimated costs associated with the eventual closure of the sites operated by the PCT segment, including, site investigation, engineering studies, remediation, and, in general, compliance with regulatory closure requirements, and $2.0 million in costs relating to continuing operations, primarily for the Fields Brook superfund project and associated sites, including capital costs associated with the Ashtabula source control test wells. A portion of the increase to the reserve was anticipated to cover the completion of remediation and a risk transfer to third parties of ongoing liabilities associated with Fields Brook, allowing the Company to exit from the site. With respect to ongoing operation and maintenance responsibility for the Fields Brook site, in 2002 it became unlikely the Company would be successful in transferring its liability to third parties, and will fund its share of the operation and maintenance costs on an ongoing basis.

     The Company expects to continue to incur professional fees, expenses and capital expenditures in connection with its environmental compliance efforts. In addition to the above, there are several other claims and lawsuits pending against the Company and its subsidiaries. One of those lawsuits involved the division of costs between several potentially responsible companies for reimbursement to the EPA for costs it incurred to conduct environmental remediation at a drum and barrel recycler, which the Company had utilized in the late 1980's. The potentially responsible companies entered into an Agreement to, among other things, jointly defend the cost claims of the EPA. A dispute arose amongst the potentially responsible companies over the Agreement, which resulted in the filing of a lawsuit. The matter went to trial before a jury in June of 1999 and a judgment was entered against the Company in the amount of approximately $750,000, plus interest and attorney fees. The Company took an appeal to the Michigan Court of Appeals which affirmed the decision of the lower court. The Company has negotiated an agreement to pay the obligation, which totals $1.2 million including attorney fees and accumulated interest, in four annual installments of $300,000. The first installment was paid in February, 2003, and the next installment is scheduled to be paid in January, 2004.

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

12. PREFERRED STOCK

     The Company has authorized 1,000,000 shares of $2 par value preferred stock, issuable in series. No shares were issued or outstanding as of December 31, 2002, 2001 and 2000.

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

14. STOCK OPTIONS

     On April 22, 1993, the shareholders of the Company approved the Corporation's 1993 Stock Option Plan (the Management Plan) and the Corporation's 1993 Stock Option Plan for Outside Directors (the Directors Plan). A summary of the fixed stock option grants under Detrex's Management Plan and Directors Plan as of December 31, 2002, 2001 and 2000, and changes during the years is presented below.

     The total number of shares reserved for issuance upon exercise of options under the Management Plan is 150,000 shares and under the Directors Plan is 50,000 shares. Of the 200,000 options reserved, no options remain available for future grants.

                                Management Plan      Directors Plan
                              -------------------   -----------------
                                        Weighted             Weighted
                              Shares     Average    Shares   Average
                               Under    Exercise    Under    Exercise
                              Option      Price     Option    Price
                              ------    --------    ------   --------
2000
Outstanding at beginning of
  year......................  146,000      7.72     42,000     9.27
  Granted...................    --        --          --       --
  Outstanding at end of
    year....................  146,000      7.72     42,000     9.27
2001
  Granted...................    --        --          --       --
  Forfeited.................   10,000     10.75       --       --
  Outstanding at end of
    year....................  136,000      7.49     42,000     9.27
2002
  Granted...................   17,000      4.00       --       --
  Forfeited.................    3,000     13.38      7,000     9.27
  Outstanding at end of
    year....................  150,000      7.03     35,000     8.99

     Of the 185,000 options outstanding at December 31, 2002, the weighted average remaining life is 2.99 years; 168,000 of the options are exercisable at December 31, 2002. None of the options are in-the-money at December 31, 2002. The range of exercise prices is from $4.00 to $13.38. The following table summarizes information about stock options outstanding at December 31, 2002:

                           Options Outstanding         Options Exercisable
                      ------------------------------   --------------------
                                Weighted    Weighted              Weighted
                      Shares     Average    Average     Shares     Average
         Range of      Under    Remaining   Exercise    Under     Exercise
      Exercise Price  Option      Life       Price      Option      Price
      --------------  ------    ---------   --------    ------    --------
      $ 4.00- 8.00    108,000     4.11       $ 5.55     91,000     $ 5.84
      $ 8.01-11.00     57,000     1.58         8.99     57,000       8.99
      $11.01-13.38     20,000     1.01        12.85     20,000      12.85
       ------------   -------     ----       ------    -------     ------
      $ 4.00-13.38    185,000     2.99       $ 7.40    168,000     $ 7.74

     In accordance with the Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to report compensation by applying the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and therefore has recorded no charge to income for stock options. A total of 17,000 stock options were granted in 2002. There were no options granted in 2001 or 2000.

15. SEGMENT REPORTING

     As of December 31, 2002, the Company has two operating segments that meet the quantitative thresholds of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."
     See Note 9 regarding the Parts Cleaning Technologies exit.

     - Harvel Plastics -- manufactures PVC and CPVC pipe and custom extrusions
     - Elco Corporation -- produces lubricant additives, hydrochloric acid and fine chemicals

     The "other" category includes property transactions, consulting fees, businesses sold in 1999, minority interest and certain employee benefit items. Data (in thousands) for 2002, 2001 and 2000 is as follows:

                                           2002      2001      2000
                                          -------   -------   -------
Net sales:
  Harvel Plastics.......................  $40,643   $40,252   $47,506
  Elco Corporation......................   20,299    18,832    20,807
  Other.................................       81      (165)      321
                                          -------   -------   -------
    Total...............................  $61,023   $58,919   $68,634
                                          =======   =======   =======
Earnings (loss) from continuing
  operations and before income taxes:
  Harvel Plastics.......................  $ 2,028   $ 2,449   $ 4,839
  Elco Corporation......................    2,273     1,701     1,823
                                          -------   -------   -------
    Sub-total...........................  $ 4,301   $ 4,150   $ 6,662
  Corporate administrative expense......   (2,360)   (2,942)   (3,334)
  Corporate interest expense(1).........     (566)     (520)     (615)
  Royalty Income........................    1,092       459     --
  Other(2)..............................   (1,799)   (2,225)      151
                                          -------   -------   -------
    Total...............................  $   668   $(1,078)  $ 2,864
                                          =======   =======   =======
Depreciation and amortization:
  Harvel Plastics.......................  $ 1,773   $ 1,701   $ 1,639
  Elco Corporation......................      940     1,073     1,057
  Other.................................      188       296       365
                                          -------   -------   -------
    Total...............................  $ 2,901   $ 3,070   $ 3,061
                                          =======   =======   =======
Total assets:
  Harvel Plastics.......................  $23,772   $23,107   $23,807
  Elco Corporation......................   23,440    19,629    20,789
  Other(3)..............................   (1,314)    7,022     7,421
                                          -------   -------   -------
    Total...............................  $45,898   $49,758   $52,017
                                          =======   =======   =======
Sales by customer location:
  United States.........................  $52,356   $51,574   $56,833
  Outside United States.................    8,667     7,345    11,801
                                          -------   -------   -------
    Total...............................  $61,023   $58,919   $68,634
                                          =======   =======   =======

(1) A portion of interest expense was allocated to discontinued operations in 2001 and 2000.

(2) 2002 includes $975,000 environmental charge. 2001 includes $2.0 million environmental charge.

(3) Includes intercompany eliminations, property held for sale and discontinued operations.

--------------------------------------------------------------------------------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Revenues from continuing operations were $61.0 million in 2002, an increase of 3.6% compared to the $58.9 million in revenues generated in 2001. Despite difficult operating conditions caused in part by continued weakness in the manufacturing sector, both of the Company's business units contributed to the increase in revenue.

     Pre-tax earnings from continuing operations of $668,000 in 2002 represents a significant improvement compared to the pre-tax loss from continuing operations of $1.1 million in 2001. The 2001 loss from continuing operations included a $2.0 million charge to increase the environmental reserve; in 2002, environmental charges totaling $975,000 were recorded. A $725,000 charge was recorded to provide for additional unanticipated contamination discovered at the Fields Brook superfund site during final stages of remediation in the fourth quarter of 2002. In addition, a provision of $250,000 was made for future operating costs of the Ashtabula source control test wells (See Note 11). Also significantly impacting the pre-tax earnings from continuing operations in 2002 was $1.1 million in royalty income; in 2001, this royalty income was approximately $459,000.

     In 2002, the Company made a provision of $500,000 for a valuation allowance against its deferred tax assets. The deferred tax asset balances have grown significantly since 2000, primarily as a result of the net operating loss carryforwards generated in 2001 and 2002, and the recording of additional minimum pension liability due to the underfunded position of the pension plans, which arose in 2001 and 2002. The Company was unable to conclude, based on the weight of available evidence, that realization of all of its deferred tax assets was more likely than not in applying the requirements of FAS 109, which gives more credence to historical performance than future projections. The valuation allowance was recorded as a charge to income taxes from continuing operations in 2002. Additionally, state tax provisions were high, due to the profitable performance of the operating units. The resultant provision for income taxes of $831,000, applied against the pre-tax earnings from continuing operations of $668,000, resulted in a net loss from continuing operations of $163,000.

     In 2002, a net charge of $374,000 was recorded in discontinued operations to increase the reserves for the PCT exit, based on changes in assumptions regarding the length of time for environmental project management and other factors. Additionally, a net charge of $38,000 was recorded to write down the value of certain uncollected receivables related to the former Equipment Division, which was sold in early 2002. A net charge of $125,000 was also recorded in discontinued operations to adjust workers compensation provisions for former employees of the paint subsidiary, sold in 2000. The net loss for the year was $699,875 including these items.

     In addition to the net loss, shareholders' equity was reduced by $3.8 million to reflect an increase in the unfunded pension benefit obligation. The combination of a negative market return on assets in 2002, which lowered the asset base, and the 50 basis point decrease in the discount rate, which raised the present value of the projected benefit obligation, resulted in an increase in the unfunded position of the consolidated pension plans from $2.0 million at December 31, 2001 to $10.3 million at December 31, 2002. This resulted in the recording of an additional minimum pension liability charge of $5.7 million, or $3.8 million after tax, to accumulated other comprehensive income in 2002 (See the Consolidated Statements of Changes in Stockholders' Equity). The Company estimates that its consolidated net periodic pension expense in 2003 will approximate $1.3 million.

     Harvel's sales improved by approximately $890,000, or 10%, in the 4th quarter of 2002, compared to an extremely weak 4th quarter of 2001. This improvement in the latter stages of the year enabled Harvel to achieve year over year sales growth in 2002 of almost $400,000, or approximately 1%. Demand conditions in the industrial and commercial construction markets (Harvel's end markets) continued to be very weak and inconsistent, resulting in highly competitive conditions and downward pressure on pricing. Exacerbating the situation were rising raw material prices, primarily resins, for most of 2002, which, in combination with price pressure adversely impacted gross margins. Resin prices weakened near year end; however, due to the competitive conditions, Harvel was forced to pass along the decreases to their customers. Due to the rising raw material costs, increased facility costs, and, to a lesser extent, a shift in product mix towards less profitable lines, gross margins declined for the full year by approximately $460,000. Selling, general and administrative expenses rose a moderate 2.5%, or $100,000, as reductions in advertising and selling expenses were more than offset by increases in pension expense, health insurance, and worker's compensation costs. Overall, despite the revenue growth, the deterioration in gross margins caused the operating earnings to decline from $2.5 million in 2001 to $2.0 million in 2002.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

     Elco increased revenues by $1.47 million, or 7.8%, for 2002, compared to 2001. This revenue growth was accomplished in spite of poor economic conditions in Elco's industrial end markets, which were relatively flat. Substantially all of the revenue growth came from the lubricant additives business, which grew 12.1% domestically compared to 2001, primarily due to increased market penetration by the direct sales force, and the commercialization of new products. In the 4th quarter of 2002, export additive sales were $300,000 greater than in the same period in 2001, primarily due to increasing sales to the Far East and Europe, which more than offset declining sales in some of the economically depressed regions of the world, such as Brazil, Venezuela, and Argentina. Sales of hydrochloric acid were essentially flat for the year, rising only 1.5% for the year and in the 4th quarter, competitive pricing adjustments made in the high purity acid market caused revenues to decline by $103,000. Longer term, these pricing adjustments should help Elco increase sales volume for these products. Gross margins in 2002 totaled $6.2 million, an improvement of 20.7%, compared to margins of $5.1 million in 2001. This improvement is the result of the increased volumes, continued favorable raw material costs, and fixed cost absorption from increased tolling business (manufacturing products for other industrial suppliers). Selling, general and administrative expenses increased in 2002 by $407,000, or 11.9%, compared to 2001, primarily due to provisions made for legal fees and bad debt expense related to the termination of certain distributor relationships, increases in pension expense, and increased provision for performance based variable compensation. Elco's operating earnings rose from $1.7 million in 2001 to $2.3 million in 2002, as a result of the strong growth in sales and gross margins.

COMPARATIVE OPERATING DATA (IN THOUSANDS)

     Comparative data includes continuing operations only.

                                                                      2002                2001                2000
                                                                ----------------    ----------------    ----------------
                                                                   $         %         $         %         $         %
                                                                -------    -----    -------    -----    -------    -----
Net sales...................................................     61,023    100.0     58,919    100.0     68,634    100.0
Gross margin................................................     14,844     24.3     14,326     24.3     17,522     25.5
Selling, general and administrative expenses................     10,431     17.1      9,855     16.7     10,099     14.7
Depreciation and amortization...............................      2,901      4.8      3,070      5.2      3,061      4.5
Net (loss) income from continuing operations................       (163)    (0.3)      (890)    (1.5)     1,895      2.8

     2002 Compared to 2001 -- Net sales from continuing operations increased by $2.1 million, driven in large part by increases at Elco, which grew revenues by approximately $1.5 million, or 7.8%. The growth at Elco was fueled by growth in domestic additives, which grew by $1.2 million, largely due to increased market penetration, and the successful commercialization of new product offerings. Harvel was also able to increase sales by approximately $400,000, or 1.0%, in spite of contracting conditions in the industrial and commercial construction markets it serves.

     Gross margins remained flat in 2002 at 24.4% of sales compared to 24.3% in 2001. Gross margins at Harvel declined from 16.0% in 2001 to 14.7% in 2002, primarily as a result of fierce competition in Harvel's end markets, due to significant contraction in the industrial and commercial construction markets. Harvel was able to maintain volume in these markets; however, at the expense of lower margins. To a lesser extent, a shift in product mix towards lower margin products and increased facility costs also resulted in margin deterioration. Elco's margins improved from 27.2% to 30.5%, primarily due to continuing favorable raw material pricing, achieved both through aggressive purchasing actions and softness in the demand for some of Elco's key inputs. Additionally, margins at Elco were improved through improved overhead absorption due to the increase in volume and increases in tolling business.

     Selling, general and administrative expenses rose by $575,000 in 2002 compared to 2001. The largest increase was at Elco, where administrative expenses rose by $250,000 and selling expenses increased by $110,000. The administrative expense increase was caused by charges for performance-based variable compensation, provisions for legal fees and bad debt made in conjunction with the replacement of distributors, pension charges, and other professional fees. The full year impact of personnel additions made to the Elco sales force in 2001 to position the division for growth caused selling expenses to increase by $110,000. Selling, general and administrative expenses at Harvel increased by approximately $100,000, as lower selling expenses, primarily caused by lower commissions, were more than offset by increased pension expense and higher charges for employee health insurance. Significant reductions in direct corporate expense were more than offset by increased provisions for pension, health insurance, and other employe related costs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

     The provision for depreciation and amortization declined by approximately $170,000 in 2002, as increases at Harvel Plastics were offset by decreases at Elco's Ashtabula, Ohio manufacturing facility, and to a lesser extent, decreases at the Corporate office as a result of asset write downs taken at the end of 2001.

     Interest expense remained at approximately the same levels in 2002 as compared to 2001, as reductions in interest caused by the reduction in the weighted average rate on short-term borrowings under the revolving credit facility from 6.9% in 2001 to 5.4% in 2002 was offset by borrowing levels in 2002 which were, on average, 4.5 % higher throughout the year. The Company paid a $500,000 principal installment on its Industrial Development Bonds in January, 2002.

     The significant increase in the provision for income taxes in 2002 is due to a $500,000 provision for a valuation allowance as the Company was unable to conclude that realization of all its deferred tax assets was more likely than not. Additionally, higher state and local tax expense, based on the profitability of each of the operating units, caused the increase. The income tax credit in 2001 reflects credit for federal income tax offset by state and local income tax expense.

     2001 Compared to 2000 -- Net sales from continuing operations decreased by $9.7 million compared to the prior year. Weak demand in the commercial and industrial segments of our markets drove this 14.2% decrease, with the largest decline at Harvel, where sales declined $7.3 million. Production at Harvel's East coast and West coast plants declined by a proportional amount as demand levels across the country fell. Revenues at Elco declined by approximately $2 million, or 9.5%, primarily due to a reduction in exports as the result of the strong U.S. dollar. In spite of the weak U.S. economy, domestic additive sales posted improvements as inroads were made in the industrial lubricant additive markets.

     Gross margins declined to 24.3% for the year from 25.5% in 2000. This decline is the result of lower absorption of fixed and semi-fixed costs due to the decline in sales volume. This reduction was partially offset by improvements in raw material and other manufacturing costs. Harvel margins declined from 19.3% to 16.0% as the result of the volume impact. Elco's margins on the other hand, improved from 25.2% to 27.2%, primarily due to reduced raw material costs.

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

     Interest expense decreased in 2001 compared to 2000 primarily as the result of lower interest rates, as the weighted average rate on short-term borrowings under the revolving credit facility declined from 9.9% in 2000 to 6.9% in 2001. In addition, average borrowing levels under the credit facility decreased by approximately 4% in 2001 compared to 2000, and the Company paid a $600,000 principal installment on its Industrial Development Bonds in January, 2001.

     The income tax credit in 2001 reflects credit for federal income tax offset by state and local income tax expense while the provision for income taxes in 2000 reflects federal and state income tax expense based on the pre-tax income.

LIQUIDITY, FINANCIAL CONDITION, AND CAPITAL RESOURCES

     The exit from PCT in 2002 generated positive cash flow, as proceeds of $1.2 million from the sale of the Equipment division (a business within the PCT segment) $680,000 from the sale of certain assets of the Solvents division (another business within the PCT segment, see Note 9) and cash generated from the liquidation of other assets such as accounts receivable, were utilized to fund PCT operating losses, environmental expenditures, trade payables, and severance costs related to the exit. Additionally, the Company utilized internally generated funds from its continuing operations to finance those operations, reduce long-term debt by $500,000, fund $2.2 million of capital expenditures and approximately $1.8 million in non-PCT environmental expenditures during 2002. The revolving credit balance was reduced by $1.3 million during the year. Working capital at December 31, 2002 decreased to $16,000, from $496,000 at December 31, 2001. The Company has paid no dividend since the second quarter of 1991 and cannot forecast when the dividend will be restored.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

     Accounts payable were reduced by $2.0 million during 2002, primarily as the result of the sale of the Equipment and Solvents divisions during the year, which resulted in a reduction of approximately $2.2 million. Additionally, payments of $1.5 million were made for environmental liabilities which were included in accounts payable at December 31, 2001. Offsetting these reductions in accounts payable were increases at Harvel and Elco, totalling approximately $.9 million, due to higher levels of business activity at year end 2002 than at year end 2001. Additionally, at December 31, 2002 there is approximately $1.2 million in environmental obligations in accounts payable, primarily related to the final assessments for the Fields Brook remediation (Note 11), which totaled approximately $.9 million, and will be paid in the first half of 2003.

     Inventory levels declined by $2.3 million at December 31, 2002, compared to year earlier levels; approximately $1.1 million relates to inventory sold or otherwise disposed of in the sales of the Equipment and Solvents divisions. The remainder of the decrease relates to decreases at both Harvel ($.8 million) and Elco ($.4 million) as year end sales levels were higher than anticipated for each business, resulting in depleted finished goods stocks.

     The net decrease of $1.8 million in accounts receivable during 2002 was largely due to the sale of the Equipment division, which included the majority of its receivables ($2 million), and the ongoing liquidation of accounts receivable for the Solvents division ($1.0 million). These decreases were partially offset by increases totaling approximately $1.0 million for both Harvel and Elco due to sales levels which were significantly higher at year end 2002, compared to the levels at year end 2001. Additionally, the receivable due from Red Spot of $1.1 million for royalty income in 2002 was approximately $.6 million higher than the receivable at December 31, 2001, due to higher sales in 2002 of products covered under the royalty agreement (Note 8).

     The note receivable of $165,000 relates to the sale of the business and certain assets of the Solvents division. This amount was received in the first quarter of 2003.

     Long term debt was reduced $500,000 by the scheduled principal payment on the Industrial Development Bonds in January, 2002.

     The Company's capital expenditures for 2003 are estimated to be $2.5 million. Additionally, expenditures for environmental remediation are projected to be $1.3 million in 2003. It is anticipated that these costs will be financed primarily through a combination of internally generated funds and increased borrowings under existing financial arrangements.

     The Company entered into a new Credit Agreement (the Agreement) with Comerica Bank (Comerica) on April 25, 2001. The Agreement, which had an expiration date of May 1, 2003, provided for a credit facility of up to $13 million, collateralized by the Company's inventory, accounts receivable, certain fixed assets, and stock of subsidiaries. The Agreement also provided up to $5 million in Term Loan facilities to finance capital expenditures. The Agreement contained, among other provisions, requirements for maintaining defined levels of tangible net worth and various financial statement ratios. The Company was not in compliance with the financial covenants contained in the Agreement at June 30, 2001 and at September 30, 2001; however, Comerica granted waivers of default effective as of those dates. The Company and Comerica negotiated an amendment to the Agreement, dated as of November 2, 2001, with revised terms and covenants. In this amended agreement, which has an expiration date of May 1, 2003, the $13 million credit facility remained in effect, with a more favorable borrowing base formula; however, the $5 million of term loan availability was terminated. The interest rate for the revolving credit facility in the amended agreement was increased to prime plus 3/4%. At December 31, 2001, as a result of the charges relating to the decision to exit the PCT segment (see Note 9), the Company was in default of its net worth covenant, Comerica granted a waiver of the default as of that date. An amendment to the Agreement was executed on February 28, 2002, with revised net worth covenants. The Company was in compliance with the revised covenants through the first three quarters of 2002; however, because of equity reductions resulting from charges to Accumulated Other Comprehensive Income due to recognition of minimum additional pension liability, the Company was not in compliance with the net worth covenant at December 31, 2002. Comerica has granted a waiver of the default as of that date, and has given the Company a commitment letter extending the date of the Agreement to May 1, 2004 while the Company and Comerica negotiate revised covenants.

     The Company performs regular reviews of its reserves for environmental matters. The amounts of the reserves at December 31, 2002 and 2001 were $7.6 million and $8.5 million, respectively. A total of $1.9 million was charged to reserves in 2002. The Company increased the reserve by approximately $5.7 million at year end 2001. This action was taken to provide for the $3.7 million in estimated costs associated with the eventual closure of the sites operated by the PCT segment, including, site

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

investigation, engineering studies, remediation, and, in general, compliance with regulatory closure requirements, and $2.0 million in costs relating to continuing operations, primarily for the Fields Brook superfund project and associated sites, including the Company's own property in Ashtabula, Ohio. A portion of the increase to the reserve was anticipated to cover the completion of remediation and a risk transfer to third parties of ongoing liabilities associated with Fields Brook, allowing the Company to exit from the site. In 2002 it became clear the Company would not be successful in transferring its liability for operation and maintenance to third parties, and will fund its share of these costs on an ongoing basis; the reserve was adjusted accordingly. The reserve also includes provisions for costs that are expected to be incurred in connection with remediation of sites other than the Fields Brook watershed.

     The Fields Brook clean-up was completed in the fourth quarter of 2002. During the final stages of the project, unanticipated additional contamination was discovered, making it necessary to perform additional remediation, which drove costs significantly over previous estimates. Primarily as a result of this occurrence, and the reevaluation of other amounts within the environmental reserve, a pre-tax charge of $725,000 was recorded in the fourth quarter of 2002, and the reserve was increased by a like amount. In addition, the company added $250,000 to its environmental reserves to cover the cost of operating and maintaining the Ashtabula source control test wells. These test wells will operate for approximately the next two years, at which time their performance will be evaluated for effectiveness. At that time it may be necessary to add provisions to the reserve for installation of additional extraction wells and for operation and maintenance of those wells in the future.

     The environmental reserve of $7.6 million is expected to be discharged during the next four to five years; in 2003 we expect to spend $1.3 million. The Company believes that the cash proceeds from the disposals of excess properties, in combination with cash generated by the remaining business units and increased borrowings, will be sufficient to fund the environmental requirements in 2003 as well as provide for capital expenditures and other operating needs. However, the impact on our performance of continued or further deteriorating economic conditions, possible acceleration of environmental expenditures, and the need to make contributions to the pension plans in 2003, may place further pressure on the liquidity position of the Company. We will be closely monitoring our cash situation, and will adjust our projected outlays on capital projects, and, to the extent possible, environmental issues, as the situation demands.

OUTLOOK

     The difficult economic conditions the Company experienced in 2001 and 2002, particularly at Harvel, appear to be continuing in the early part of 2003. Harvel's markets remain weak, with no indications of an imminent recovery. Elco performed well in a flat market in 2002; assuming market conditions remain at current levels, growth in 2003 will depend on market share gains. The Company's plan for 2003 is based on an overall level of business conditions similar to those experienced in 2002. Moderate growth assumptions for both Elco and Harvel, continued cost control and reductions in corporate overhead are projected to result in a modest operational improvement. However, rising insurance and health care costs, and pension expense estimated at approximately $1.3 million are anticipated to offset any operational improvements the Company is making.

     The potential adverse impact to our markets, both domestic and international, as a result of the military conflict between the United States and Iraq is unknown. The ultimate impact on the economy and our markets will depend on the duration, extent of involvement, and ultimate resolution of the engagement, and the Company cannot predict what this impact may be.

RISKS AND UNCERTAINTIES

     The Company has utilized the best available information to estimate its liability with respect to environmental issues. Cost estimates are reviewed periodically throughout the year to assess changed conditions, and adjustments to recorded amounts are made if the changed conditions have a significant effect on cost estimates.

     The Company recorded a $5.7 million charge to its environmental reserves in 2001. Of this amount, $3.7 million was recorded as part of the PCT exit costs for estimated closure costs and remediation of certain properties, and $2.0 million related to continuing operations. An additional charge of $975,000 was recorded in 2002 for Fields Brook, operation of the Ashtabula source control test wells and other matters. These estimates were based on both internal company sources and third party reviews of estimated costs for characterization, closure, remediation and monitoring for each of the sites, and are believed to be sufficient. However, such estimates for remediation, as well as other environmental factors, could change significantly in future periods to

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

reflect new laws, regulations or regulatory approaches, advances in remediation technologies, changes in remediation approaches, additional sites requiring remediation, or the discovery of additional contamination. It is not possible to determine whether additional loss, due to such changed circumstances, will occur or to reasonably estimate the amount or range of any potential additional loss.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

     The management of the Company has evaluated the accounting policies used in the preparation of the accompanying financial statements and related notes and believes those policies to be reasonable and appropriate. In applying accounting principles in accordance with generally accepted accounting standards, we are required to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the management of the Company must make estimates, which require the exercise of judgment. Actual results could differ from these estimates, and any such differences may be material to the financial statements.

     We consider an accounting estimate to be critical if: 1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and 2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

     The management of the Company has discussed the development and selection of the following critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the foregoing disclosure. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Environmental Reserves

     The Company determines the cost of environmental remediation of its facilities based on evaluations of current law and existing technologies. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, and evolving technology. Management meets regularly to review its environmental matters, and makes use of both internal and third party data to provide a basis for the estimates recorded in the financial statements. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. The Company had a total of $8.5 million accrued for environmental obligations at December 31, 2001 and $7.6 million accrued for these obligations at December 31, 2002. This is the Company's best estimate of the costs with respect to environmental matters. Based on present knowledge, management does not believe material changes are reasonably possible in the near term (18-24 months). However, it must be pointed out that the Company has added approximately $3 million to the environmental reserves for unanticipated costs in the past two years. For further discussion, see Note 11 to the Consolidated Financial Statements and the Liquidity section of the Management's Discussion and Analysis of Financial Condition.

Deferred Tax Assets

     The Company currently has significant net deferred tax assets resulting from net operating losses and other deductible temporary differences, which are available to reduce taxable income in future periods. The Company recorded a valuation allowance of $500,000 in the fourth quarter of 2002, charged directly to the provision for income taxes. The valuation allowance was calculated in accordance with the provisions of FAS 109, "Accounting for Income Taxes", which places heavier emphasis on a company's cumulative operating results for the current and preceding years, and less emphasis on projected results. Although the Company believes that our results for this year and the previous year were heavily affected by a deliberate and planned PCT exit strategy, the cumulative losses in those periods represented negative evidence sufficient to require a valuation allowance under the provisions of FAS 109. The amount of the deferred tax assets determined to be realizable was based on the tax effect of future taxable earnings of continuing operations approximating average historical performance and, to a lesser extent, a forecasted component. The range for the net unrealizable deferred tax asset value was estimated to be from $0 to $2.3 million under different

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

uncertainty assumptions. The amount of the deferred tax assets actually realized, however, could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or in future income. If the Company determines that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to income in the period such determination was made.

Pensions and Other Postretirement Benefits (Retiree Medical Care)

     The amounts recognized in the financial statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions which include the following: expected return on plan assets, discount rates at which the liabilities could be settled at December 31, 2002, rate of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually and are disclosed in Note 10 to the consolidated financial statements. In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, will affect expense recognized and obligations recorded in future periods.

     The expected long term rate of return on assets is developed with input from the Company's actuarial firm. The Company's historical experience with the pension fund asset performance and comparisons to expected returns of other companies is also considered. The long term rate of return assumption used for determining net periodic pension expense for 2001 and 2002 was 8.5%. Future actual pension expense will depend on investment performance, changes in future discount rates and other factors related to the demographics of the participants in the Company's pension plans.

     The Company bases the determination of pension expense or income on a market related valuation of plan assets, which reduces year-to-year volatility. This market related valuation recognizes investment gains or losses over a five year period from the year in which they occur. Investment gains or losses represent the difference between the expected return calculated using the market related value of plan assets, and the actual return based on the market value of plan assets. Since the market related value of plan assets recognizes gains or losses over a five year period, the future value of plan assets will be affected when previously deferred gains or losses are recorded. These gains or losses will affect future pension income or expense when they are recognized.

     The discount rate used for determining future pension obligations of the pension plans is based on rates at year end on long term corporate bonds receiving ratings of AA or better by a recognized rating agency. These rates changed by approximately 50 basis points year-over-year, resulting in the change in discount rate from 7.25% at December 31, 2001, to 6.75% at December 31, 2002.

     The Company left its assumption for the long term rate of increases in future compensation levels unchanged at 4 percent.

     Health care cost trend assumptions underlying the Company's retiree health care are developed based on historical cost data, actual recent experience, the near-term outlook, and an assessment of likely long term trends.

     Mortality rates are based primarily on nationally accepted mortality tables.

OTHER

     The FASB issued in June 2001 SFAS No. 143. "Accounting for Asset Retirement Obligations." This statement requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred. This statement is effective for financial statements with fiscal years beginning after June 15, 2002. The adoption of this statement has not had a significant impact on the consolidated financial statements.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement establishes a single accounting model for long-lived assets to be disposed of by sale. This statement is effective for financial statements with fiscal years beginning after December 15, 2001. In accordance with SFAS 144, at December 31, 2002, the Company evaluated all fixed assets related to previously discontinued operations to determine if they met the held for sale criteria in SFAS 144. Assets that did not meet the held for sale criteria are considered held and used. Accordingly, the future holding costs relating to these held and used properties will be expensed as period costs when incurred.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS--CONTINUED

     In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-based Compensation -- Transition and Disclosures," ("SFAS 148") which amends SFAS 123, "Accounting for Stock-Based Compensation." SFAS 148 provides alternative methods of transition for a voluntary change in the fair market value method of accounting for stock-based employee compensation. In addition, this statement requires SFAS 123 disclosure requirements in both annual and interim financial statements. The Company expects to continue to measure stock-based compensation expense in accordance with APB 25, "Accounting for Stock Issued to Employees," and its related interpretations, and therefore the adoption of SFAS 148 will not have a material impact on its consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. Interpretation No. 45 also requires additional disclosures related to guarantees. The disclosure requirements are effective for interim and annual financial statements for periods ending after December 15, 2002. The recognition and measurement provisions of Interpretation No. 45 are effective for all guarantees entered into or modified after December 31, 2002. The Company is in the process of evaluating the effect of this Interpretation on its financial statements.

FORWARD LOOKING STATEMENTS

     This report contains statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Additional oral or written forward-looking statements may be made by or on behalf of the Company from time to time and such statements may be included in documents other than this report. Such forward-looking statements involve a number of known and unknown risks and uncertainties. While these statements represent the Company's current judgment with respect to its business, readers of this report are cautioned that forward-looking statements are not guarantees of future performance and that such risks and uncertainties could cause actual results, performance and achievements, or industry results, to differ materially from those suggested herein. The Company undertakes no obligation to release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Forward-looking statements in this report and elsewhere may include, without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources. All forward-looking statements in this report and elsewhere are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Factors that could cause results to differ materially from those projected in the forward-looking statements include: geopolitical unrest, market conditions, cooperation of lenders, environmental remediation costs, liquidation value of assets, costs to exit leased facilities, cost and availability of environmental liability insurance, marketability of real estate, availability of buyers, execution of orders in backlog, retention of key personnel and other factors.

SUPPLEMENTARY INFORMATION (Unaudited)
Selected Quarterly Data (Thousands of dollars except per share amounts)

                                                          2002 Quarters
                                       ----------------------------------------------------
                                         4th            3rd            2nd            1st
                                       -------        -------        -------        -------
Net sales from continuing
  operations.......................    $14,427        $15,276        $16,650        $14,670
Gross margin on sales..............      3,433          3,782          4,018          3,611
Net (loss) income from continuing
  operations(1)....................       (869)           150            373            183
Net (loss) income(2)...............     (1,406)           150            373            183
Basic and diluted (loss) earnings
  per common share:
  From continuing operations.......      (0.55)          0.09           0.24           0.12
  From discontinued operations.....      (0.34)         --             --             --
  Net (loss) income per share......      (0.89)          0.09           0.24           0.12
Stock price range(3)
  High.............................       4.45           6.40           6.75           5.60
  Low..............................       2.01           3.76           4.70           4.50

                                                        2001 Quarters
                                     ----------------------------------------------------
                                       4th            3rd            2nd            1st
                                     -------        -------        -------        -------
Net sales from continuing
  operations.......................  $12,892        $14,651        $15,256        $16,120
Gross margin on sales..............    2,823          3,985          3,706          3,812
Net (loss) income from continuing
  operations(1)....................   (1,139)           108             58             83
Net (loss) income(2)...............   (6,848)          (574)          (538)          (248)
Basic and diluted (loss) earnings
  per common share:
  From continuing operations.......    (0.72)          0.07           0.04           0.05
  From discontinued operations.....    (3.60)         (0.43)         (0.38)         (0.21)
  Net (loss) income per share......    (4.32)         (0.36)         (0.34)         (0.16)
Stock price range(3)
  High.............................     8.00           9.41           7.90           6.00
  Low..............................     4.00           4.78           5.50           4.28

(1) Reflects environmental charge of $975,000 in 4th Qtr 2002, $2.0 million in 4th Qtr. 2001.

(2) Reflects recording of additional PCT exit costs in 4th Qtr. 2002, initial PCT exit costs and PCT environmental charges in 4th Qtr 2001.

(3) Stock price range was obtained from NASDAQ quotations.

SELECTED FINANCIAL DATA
(Dollars in thousands except per share amounts)

                                                               2002      2001      2000      1999      1998
                                                              -------   -------   -------   -------   -------
Net sales from continuing operations........................  $61,023   $58,919   $68,634   $57,061   $54,007
Net (loss) income from continuing operations................     (163)     (890)    1,895      (458)     (127)
Net (loss) income...........................................     (700)   (8,208)    3,489    (1,133)     (797)
Basic and diluted (loss) earnings per common share:
     From continuing operations.............................    (0.10)    (0.56)     1.20     (0.29)    (0.08)
     From discontinued operations...........................    (0.34)    (4.62)     1.00     (0.43)    (0.42)
     Net (loss) income......................................    (0.44)    (5.18)     2.20     (0.72)    (0.50)
Total assets................................................   45,898    49,758    52,017    59,618    55,991
Net working capital.........................................       16       496     6,917     3,723     5,925
Capital expenditures........................................    2,161     2,207     2,363     4,770     6,709
Long term portion of capital lease obligations..............        2        73       194       268       468
Total bank debt.............................................    7,040     8,367     6,830     9,983     6,290
Industrial development bonds................................    2,400     2,900     3,500     4,000     4,000
Stockholders' equity(1).....................................    5,851    10,338    20,382    16,892    18,025
Stockholders' equity per common share(1)....................     3.70      6.53     12.87     10.67     11.38
Number of employees.........................................      190       249       315       327       366
Percentages to net sales:
     Gross margin...........................................     24.3      24.3      25.5      22.2      26.5
     Net (loss) income from continuing operations...........     (0.3)     (1.5)      2.8      (0.8)     (0.2)
Net (loss) income from continuing operations as a percent
  of:
     Average total assets...................................     (0.3)     (1.7)      3.4      (0.8)     (0.2)
     January 1st stockholders' equity.......................     (1.5)     (4.4)     11.2      (2.5)     (0.7)
Current ratio...............................................      1.0       1.0       1.4       1.1       1.3

(1) Decrease in 2001 & 2002 reflects losses and recording of additional minimum pension liability in accumulated other comprehensive income (loss).

DIRECTORS
BRUCE W. COX
President, B. W. Cox Company,
  Manufacturers Representative
ROBERT A. EMMETT, III
Senior Environmental Counsel
  W.R. Grace & Co.
WILLIAM C. KING
Chairman of the Board
THOMAS E. MARK
President and Chief Executive Officer
BENJAMIN W. McCLEARY
Member, McFarland Dewey & Co., LLC
  Investment Bankers, New York City
ARBIE R. THALACKER
Of Counsel, Shearman & Sterling,
  Attorneys, New York City
DAVID R. ZIMMER
Chief Executive Officer,
  Twitchell Corporation

AUDIT COMMITTEE
DAVID R. ZIMMER, Chairman
BENJAMIN W. McCLEARY
ARBIE R. THALACKER

TRANSFER AGENT AND
  REGISTRAR
EQUISERVE TRUST COMPANY, N.A.

AUDITORS
DELOITTE & TOUCHE LLP
CHAIRMAN AND OFFICERS
W. C. KING
Chairman of the Board
T. E. MARK
President and Chief Executive Officer
R. M. CURRIE
Vice-President, Secretary and General Counsel
S. J. QUINLAN
Vice-President Finance,
  Chief Financial Officer & Treasurer

BUSINESS UNIT EXECUTIVES
D. A. CHURCH
President, The Elco Corporation and
  General Manager, Chemicals Division
E. E. WISMER
President, Harvel Plastics, Inc.

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR 2002 WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST. REQUESTS ARE TO BE SENT TO TREASURER, DETREX CORPORATION, 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN 48075.

                               DETREX CORPORATION
  GENERAL OFFICES -- 24901 NORTHWESTERN HWY., SUITE 500, SOUTHFIELD, MICHIGAN
                                     48075

                           Telephone: (248) 358-5800
                   INTERNET ADDRESS -- http://www.detrex.com
                                                                     DETCM-AR-02